5-81702 total of 363 pages

000001

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

OMB APPROVAL

OMB Number: 3235-0518
Expires: May 31, 2008
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hours per response... 0.8

06028076

*



**Form CB**

**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**
**(AMENDMENT NO. _____)**

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h) (8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act.

*N/A (see footnote)*
*(Name of Subject Company)*

N/A
*(Translation of Subject Company's Name into English (if applicable))*

N/A
*(Jurisdiction of Subject Company's Incorporation or Organization)*

Guardian Exploration Inc.[1]
*(Name of Person(s) Furnishing Form)*



Common Shares
*(Title of Class of Subject Securities)*

N/A
*(CUSIP Number of Class of Securities (if applicable))*

Guardian Exploration Inc., 538 Hurricane Drive, Springbank Airport, Calgary, Alberta T3Z 3S8, Canada (403) 730 -7666
*(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)*

Information Circular mailed on March 23, 2006
*(Date Tender Offer/Rights Offering Commenced)*

***An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments**

---

[1] Guardian Exploration Inc. is a corporation to be formed under the laws of the Province of Alberta, Canada, upon and subject to the completion of an amalgamation of Resilient Resources Ltd. and Guardian Exploration Inc. (the "Amalgamation) This form CB is being furnished in connection with the Amalgamation.

**concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## PART I – INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

Exhibit 1.1 – Information Circular dated March 20, 2006
Exhibit 1.2 – Letter of Transmittal
Exhibit 1.3 – Form of Proxy of Resilient
Exhibit 1.4 – Form of Proxy of Guardian

***Item 2. Informational Legends***

See reference to "Notice to United States Securityholders" appearing on the cover page and on page 5 in the Information Circular dated March 20, 2006

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1 – Resilient's annual information form for the year ended December 31, 2005 dated March 20, 2006.

Exhibit 2.2 – The audited consolidated financial statements of Resilient as at and for the year ended December 31, 2005, together with the auditor report thereon.

Exhibit 2.3 – Management's discussion and analysis of Resilient for the year ended December 31, 2005.

Exhibit 2.4 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2004, together with the auditor report thereon;

Exhibit 2.5 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2004.

Exhibit 2.6 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2003, together with the auditor report thereon;

Exhibit 2.7 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2003.

## PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Guardian Exploration Inc. concurrently with this Form CB.

**PART IV – SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

David G. Mallory
VP Finance & CFO

March 22, 2006
*(Date)*

# Exhibit 1.1 – Information Circular dated March 20, 2006

# NOTICE OF SPECIAL MEETINGS
# OF
# RESILIENT RESOURCES LTD.
# AND
# GUARDIAN EXPLORATION INC.

## JOINT MANAGEMENT PROXY CIRCULAR

**dated March 20, 2006 with respect to the Proposed Amalgamation of**

**RESILIENT RESOURCES LTD.**

**AND**

**GUARDIAN EXPLORATION INC.**

This joint management proxy circular (the "Joint Proxy Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Resilient Resources Ltd. ("Resilient") for use at the special meeting of Resilient shareholders to be held on April 13, 2006 at the time and place and for the purposes set out in the accompanying Resilient Notice of Meeting and any adjournment thereof (the "Resilient Meeting").

This Joint Proxy Circular is also furnished in connection with the solicitation of proxies by and on behalf of the management of Guardian Exploration Inc. ("Guardian") for use at the special meeting of Guardian shareholders to be held on April 13, 2006 at the time and place and for the purposes set out in the accompanying Guardian Notice of Meeting and any adjournment thereof (the "Guardian Meeting").

All information contained in this Joint Proxy Circular with respect to Resilient was supplied by Resilient for inclusion herein, and with respect to such information, Guardian and its board of directors and officers have relied on Resilient. All information contained in this Joint Proxy Circular with respect to Guardian was supplied by Guardian for inclusion herein, and with respect to such information, Resilient and its board of directors and officers have relied on Guardian.

**No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Resilient Meeting or the Guardian Meeting other than as contained in this Joint Proxy Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.**

United States shareholders of Resilient and Guardian should read the section entitled "Information for United States Shareholders" contained in this Joint Proxy Circular.

**TABLE OF CONTENTS**

# NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF RESILIENT RESOURCES LTD.

**To be held on April 13, 2006**

**TO: THE RESILIENT SHAREHOLDERS**

**NOTICE IS HEREBY GIVEN** that a special meeting (the "Resilient Meeting") of the holders of common shares ("Resilient Shares") of Resilient Resources Ltd. ("Resilient") will be held at the offices of Macleod Dixon LLP, 3700 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta, in the Macleod Room, on Thursday, April 13, 2006 at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider and, if thought appropriate, to pass, a special resolution (the "Amalgamation Resolution") approving the amalgamation agreement (the "Amalgamation Agreement") made as of March 3, 2006 between Resilient and Guardian Exploration Inc. ("Guardian"), as amended, pursuant to which Resilient and Guardian would amalgamate (the "Amalgamation") and continue as a new corporation ("Amalco") which would carry on business under the name "Guardian Exploration Inc." with a new board of directors, all as more particularly described in the Joint Proxy Circular of Resilient and Guardian dated March 20, 2006, accompanying and forming part of this Notice of Meeting (the "Joint Proxy Circular");

2. if the Amalgamation Resolution is approved, to consider and, if thought appropriate, to pass an ordinary resolution approving the stock option plan attached as Schedule "C" to Appendix "A" to the Joint Proxy Circular as the stock option plan of Amalco;

3. if the Amalgamation Resolution is approved, to consider and, if thought appropriate, to pass an ordinary resolution (on a disinterested basis) approving a repricing and adjustments to Resilient's common share purchase warrants and Resilient's agents' options, all as more particularly described in the Joint Proxy Circular; and

4. to transact such other business as may be properly brought before the Resilient Meeting or any adjournment thereof.

The nature of the business to be transacted at the Resilient Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Joint Proxy Circular.

**Pursuant to section 191 of the *Business Corporations Act* (Alberta) ("ABCA"), the holders of Resilient Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and to be paid the fair value of their Resilient Shares. Holders of Resilient Shares wishing to dissent with respect to the Amalgamation must send a written objection to Resilient, addressed to the President of Resilient, at the registered office of Resilient, Suite 550, 435 – 4th Avenue S.W., Calgary, Alberta, T2P 3A8 Attention: Bud McDonald at or prior to the time of the Resilient Meeting in order to be effective.**

**A shareholder's right to dissent is more particularly described in the accompanying Joint Proxy Circular and the text of section 191 of the ABCA is reproduced in Appendix "F" to the accompanying Joint Proxy Circular. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of Resilient Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Resilient Shares are entitled to dissent. Accordingly, a beneficial owner of Resilient Shares desiring to exercise the right of dissent must make arrangements for the Resilient Shares beneficially owned to be registered in their name prior to the time the written objection to the Amalgamation Resolution is required to be received by Resilient or, alternatively, make arrangements for the registered holder of Resilient Shares to dissent on their behalf.**

The record date for the determination of shareholders entitled to receive notice of and to vote at the Resilient Meeting is March 15, 2006. Shareholders of Resilient whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Resilient Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholders' Resilient Shares after such date and the transferee of those Resilient Shares establishes that the transferee owns the Resilient Shares and demands, not later than 10 days before the Resilient Meeting, to be included in the list of shareholders eligible to vote at the Resilient Meeting, such transferee will be entitled to vote those Resilient Shares at the Resilient Meeting.

**A shareholder may attend the Resilient Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Resilient Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Resilient Meeting or any adjournment thereof. To be effective, the enclosed proxy for Resilient must be mailed so as to reach or be deposited with the President of Resilient, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Resilient Meeting or any adjournment thereof.**

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy for Resilient are directors and/or officers of Resilient. Each shareholder has the right to appoint a proxy holder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Resilient Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

**In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Resilient shareholder should be delivered by facsimile to Computershare Trust Company of Canada at (416) 263-9524 or toll free at (866) 249-7775.**

DATED at Calgary, Alberta, this 20th day of March, 2006.

**BY ORDER OF THE BOARD OF DIRECTORS OF RESILIENT RESOURCES LTD.**

(Signed) D.M. (Bud) McDonald
President and Chief Executive Officer

# NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERSOF GUARDIAN EXPLORATION INC.

**To be held on April 13, 2006**

**TO: THE GUARDIAN SHAREHOLDERS**

**NOTICE IS HEREBY GIVEN** that a special meeting (the "Guardian Meeting") of the holders of Class "A" common shares ("Guardian Shares") of Guardian Exploration Inc. ("Guardian") will be held at the offices of TingleMerrett LLP, Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta, on Thursday, April 13, 2006 at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider and, if thought appropriate, to pass a special resolution (the "Amalgamation Resolution") approving the amalgamation agreement (the "Amalgamation Agreement") made as of March 3, 2006 between Resilient Resources Ltd. ("Resilient") and Guardian, as amended, pursuant to which Resilient and Guardian would amalgamate (the "Amalgamation") and continue as a new corporation ("Amalco") which would carry on business under the name "Guardian Exploration Inc." with a new board of directors, all as more particularly described in the Joint Proxy Circular of Resilient and Guardian dated March 20, 2006, accompanying and forming part of this Notice of Meeting (the "Joint Proxy Circular");

2. if the Amalgamation Resolution is approved, to consider and, if thought appropriate, to pass an ordinary resolution approving the stock option plan attached as Schedule "C" to Appendix "A" to the Joint Proxy Circular as the stock option plan of Amalco; and

3. to transact such other business as may be properly brought before the Guardian Meeting or any adjournment thereof.

The nature of the business to be transacted at the Guardian Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Joint Proxy Circular.

**Pursuant to section 191 of *the Business Corporations Act* (Alberta) ("ABCA"), the holders of Guardian Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and to be paid the fair value of their Guardian Shares. Holders of Guardian Shares wishing to dissent with respect to the Amalgamation must send a written objection to Guardian, addressed to the President of Guardian, at the registered office of Guardian, c/o TingleMerrett LLP, Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta, T2P 0M9 Attention: Jeff Helper at or prior to the time of the Guardian Meeting in order to be effective.**

**A shareholder's right to dissent is more particularly described in the accompanying Joint Proxy Circular and the text of section 191 of the ABCA is reproduced in Appendix "F" to the accompanying Joint Proxy Circular. Failure to strictly comply with the requirements set forth in section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of Guardian Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Guardian Shares are entitled to dissent. Accordingly, a beneficial owner of Guardian Shares desiring to exercise the right of dissent must make arrangements for the Guardian Shares beneficially owned to be registered in their name prior to the time the written objection to the Amalgamation Resolution is required to be received by Guardian, or, alternatively, make arrangements for the registered holder of Guardian Shares to dissent on their behalf.**

The record date for the determination of shareholders entitled to receive notice of and to vote at the Guardian Meeting is March 15, 2006. Shareholders of Guardian whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Guardian Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholders' Guardian Shares after such date and the transferee of those Guardian Shares establishes that the transferee owns the Guardian Shares and demands, not later than 10 days before the Guardian Meeting, to be included in the list of shareholders eligible to vote at the Guardian Meeting, such transferee will be entitled to vote those Guardian Shares at the Guardian Meeting.

**A shareholder may attend the Guardian Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Guardian Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Guardian Meeting or any adjournment thereof. To be effective, the enclosed proxy for Guardian must be mailed so as to reach or be deposited with the President of Guardian c/o Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (Attention: P. Pyzda) not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Guardian Meeting or any adjournment thereof.**

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy for Guardian are directors and/or officers of Guardian. Each shareholder has the right to appoint a proxy holder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Guardian Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

**In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Guardian shareholder should be delivered by facsimile to Computershare Trust Company of Canada at (403) 267-6529.**

DATED at Calgary, Alberta, this 20th day of March, 2006.

**BY ORDER OF THE BOARD OF DIRECTORS OF GUARDIAN EXPLORATION INC.**

(Signed) Graydon L.M. Kowal
President and Chief Executive Officer

## INFORMATION FOR UNITED STATES SHAREHOLDERS

The Amalgamation described herein is subject to various provisions of the United States federal and state securities laws. Amalco Shares to be issued under the Amalgamation have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state, and will be issued to holders of Resilient Shares and Guardian Shares in the United States in compliance with Rule 802 promulgated under the 1933 Act. The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Amalco Shares will not be listed on any national securities exchange in the United States or registered under the 1934 Act. Accordingly, the disclosure provided in this Circular may not be comparable to that which would appear in a registration statement under the 1933 Act or in a proxy statement under the 1934 Act.

**This Circular relates to an amalgamation of two companies incorporated in the Province of Alberta, Canada and has been prepared solely in accordance with Canadian disclosure requirements, which differ from disclosure requirements in the United States. The financial statements included and incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. Neither this Circular nor the documents incorporated by reference herein contain a reconciliation of those financial statements to United States generally accepted accounting principles.**

Information concerning oil and gas properties, reserves and operations of Resilient and Guardian has been prepared in accordance with Canadian disclosure standards and is not comparable in all respects to similar information for United States companies. The primary differences between the Canadian and United States requirements are that (i) the Securities and Exchange Commission ("SEC") requires and normally permits disclosure only of proved reserves, whereas Canadian rules require disclosure of proved and probable reserves (probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves), and (ii) SEC rules require that the reserves and associated future net revenue be estimated under existing economic and operating conditions, whereas Canadian rules require disclosure of proved reserves and the associated future net revenue on a constant basis, and of proved, probable and proved plus probable reserves and the associated future net revenue on a forecast basis. In addition, the definitions of proved reserves differ under United States and Canadian disclosure requirements. Furthermore, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments, whereas the practice in the Unites States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Circular may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

There may be tax consequences in both the United States and Canada for United States shareholders as a result of the Amalgamation. Tax considerations applicable to United States shareholders have not been disclosed in this Circular. United States shareholders are advised to consult with their tax advisors to determine the particular tax consequences to them as a result of the Amalgamation.

**It may be difficult for United States shareholders to enforce their rights and any claim they may have arising under the United States federal securities laws, since Resilient and Guardian are, and Amalco will be, located in Canada, and all of their officers and directors are residents of countries other than the United States. United States shareholders may not be able to sue these Canadian companies or their officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel these companies and their affiliates to subject themselves to a United States court's judgment.**

**You should be aware that Guardian may purchase securities of Resilient otherwise than in connection with the business combination, such as in the open market or privately negotiated purchases.**

If any Resilient Shares or Guardian Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, Amalco Shares issued with respect to such securities will also be "restricted securities" and the certificates representing those Amalco Shares will bear similar legends. In addition, persons who are "affiliates" of Resilient or Guardian immediately prior to the Amalgamation, or affiliates of Amalco following the Amalgamation, will be subject to certain restrictions on their transfer of Amalco Shares. Persons who may be deemed to be affiliates of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the Amalco Shares. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

**Amalco Shares to be distributed in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authority in any state, nor has the United States Securities and Exchange Commission or the securities regulatory authority of any state passed on the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.**

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Resilient or Guardian.

All of the information in this Circular and the incorporated documents, unless otherwise indicated is presented in Canadian dollars.

The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

| | Three Month Period Ended November 30, | Year Ended August 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|---|
| | 2005 | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| **Rate at end of period** | 0.8569 | 0.8408 | 0.7595 | 0.7220 | 0.8579 | 0.8310 | 0.7738 |
| **Average rate during period** | 0.8483 | 0.8119 | 0.7512 | 0.6770 | 0.8260 | 0.7696 | 0.7139 |
| **Low** | 0.8361 | 0.7651 | 0.7158 | 0.6272 | 0.7872 | 0.7158 | 0.6349 |
| **High** | 0.8615 | 0.8493 | 0.7880 | 0.7492 | 0.8690 | 0.8492 | 0.7738 |

On March 20, 2006 the noon buying rate for $1.00 Canadian was $0.8600 United States.

## GLOSSARY OF TERMS

In this Joint Proxy Circular, and all appendices hereto, unless the context otherwise requires, capitalized words and phrases shall have the meanings set forth below:

**"ABCA"** means the *Business Corporations Act* (Alberta), as amended;

**"Acquisition"** means the proposed acquisition by Guardian of a 26.55% working interest in certain wells in the Clarke Lake area of British Columbia for a purchase price of approximately $4,250,000, payable in cash;

**"affiliate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"Amalco"** means the continuing corporation to be constituted upon completion of the Amalgamation, to be named "Guardian Exploration Inc.";

**"Amalco Shares"** means the common shares in the capital of Amalco;

**"Amalco Stock Option Plan"** means the stock option plan of Amalco to be adopted by the shareholders of Resilient and Guardian at the Meetings in the form attached as Schedule "C" to the Amalgamation Agreement, a copy of which is attached as Appendix "A" hereto;

**"Amalgamation"** means the amalgamation of Resilient and Guardian pursuant to the terms of the Amalgamation Agreement;

**"Amalgamation Agreement"** means the amalgamation agreement made as of March 3, 2006 between Resilient and Guardian, as amended, relating to the amalgamation of Resilient and Guardian to continue as a new entity, which will carry on business under the new name "Guardian Exploration Inc.";

**"Amalgamation Resolution"** means the special resolution approving the Amalgamation Agreement and the Amalgamation to be placed before the Resilient Shareholders and the Guardian Shareholders at the Meetings;

**"Articles of Amalgamation"** means the Articles of Amalgamation with respect to the amalgamation of Resilient and Guardian, substantially in the form attached as Schedule "A" to the Amalgamation Agreement, a copy of which is attached as Appendix "A" hereto;

**"associate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"Business Day"** means any day other than a Sunday, Saturday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

**"CDS"** means The Canadian Depository for Securities Limited;

**"Certificate of Amalgamation"** means a certificate of amalgamation issued by the Registrar pursuant to the ABCA in respect of the Amalgamation;

**"Closing"** means the completion of the Amalgamation;

**"Closing Date"** means the date of the Closing, which shall be not later than April 13, 2006, unless otherwise agreed to by Resilient and Guardian;

**"CSA"** means the Canadian Securities Administrators;

**"Dissenting Shareholders"** means shareholders who validly exercise the right of dissent under the ABCA and thereby become entitled to receive the fair value of their Resilient Shares or Guardian Shares, as applicable;

**"Effective Date"** means the date the Certificate of Amalgamation is issued under the ABCA in respect of the Amalgamation;

**"fair market value"** means the price agreed upon, in terms of cash or reasonably equivalent to cash, between a willing buyer and a willing seller, both prudent and fully informed, dealing at arm's length and under no compulsion to act in an open and unrestricted market based on the time and conditions existing at a specific date;

**"Guardian Agent's Warrants"** means the warrants of Guardian that may be issued under the Guardian Private Placement entitling the holders to acquire up to 1,019,487 Guardian Shares at a price of $0.65 per share and expiring 18 months from the date of issuance;

**"Guardian Meeting"** means the special meeting of the Guardian Shareholders to be held on April 13, 2006 to approve the Amalgamation Agreement and the Amalgamation under the ABCA, to approve the Amalco Stock Option Plan and certain other matters;

**"Guardian Private Placement"** means the brokered private placement of up to 9,230,769 Guardian Shares at a price of $0.65 per share and up to 5,333,333 Guardian Shares issued on a "flow-through" basis ("Guardian Flow-Through Shares") at a price of $0.75 per Guardian Flow-Through Share, to be completed in one or more closings. As consideration for acting as agent in connection with the Guardian Private Placement, Guardian has agreed to pay WWCM a cash commission equal to 7% of the gross proceeds and to issue to WWCM the Guardian Agent's Warrants to purchase such number of Guardian Shares as is equal to 7% of the aggregate number of Guardian Shares and Guardian Flow-Through Shares issued under the Guardian Private Placement; provided, however, that the cash commission and Guardian Agent's Warrants shall be reduced to 3% on sales to or by directors or officers of Guardian to a maximum of $3,000,000 in gross proceeds. Wolverton Securities Ltd. is a member of the syndicate for the Guardian Private Placement. In addition, Guardian has agreed to pay a finance fee of 2% on all gross proceeds raised directly by WWCM under the Guardian Private Placement. This finance fee will be satisfied half by way of a cash payment and half by way of the issuance of Guardian Common Shares at a price of $0.65 per Guardian Share;

**"Guardian Shareholders"** means holders of Guardian Shares;

**"Guardian Shares"** means the issued and outstanding Class A common shares in the capital of Guardian;

**"Guardian Warrants"** means the outstanding common share warrants of Guardian entitling the holders to acquire an aggregate of 4,202,386 Guardian Shares at prices ranging from $0.58 to $1.00 per share and expiring on various dates between October 26, 2006 and December 31, 2006;

**"Instrument of Proxy"** or **"Proxy"** means the instrument of proxy of Resilient or Guardian, as applicable, accompanying this Joint Proxy Circular;

**"Joint Proxy Circular"** or **"Circular"** means this joint proxy circular, including all appendixes hereto, prepared in connection with the Meetings;

**"Material Adverse Change"** or **"Material Adverse Effect"** means, when used in connection with a company, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of the company, taken as a whole, and which change or effect may reasonably be expected to significantly reduce the value of the equity securities of the company other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by the company to the other party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas, changes in taxation laws or currency exchange rates) in Canada, the United States or elsewhere;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent petroleum engineers;

"**McDaniel Report**" means the independent engineering evaluation dated November 2, 2005 prepared by McDaniel evaluating Guardian's petroleum and natural gas reserves and the net present values of future net revenue for those reserves as at September 1, 2005, as updated by illustrative runs dated March 15, 2006 prepared by McDaniel, which illustrative runs assumed the completion of the Acquisition and used natural gas prices in effect at December 31, 2005 and McDaniel's January 1, 2006 forecast prices;

"**Meeting**" means either the Resilient Meeting or the Guardian Meeting, as the context requires;

"**Meetings**" means the Resilient Meeting and the Guardian Meeting each to be held on April 13, 2006;

"**Notice of Meeting**" means the notice of the Resilient Meeting and the notice of the Guardian Meeting, as the context requires, which accompany this Joint Proxy Circular;

"**Person**" includes an individual, corporation, incorporation association or organization, body corporate, partnership, trust, association, syndicate or other entity;

"**Record Date**" means March 15, 2006;

"**Registrar**" means the Registrar appointed under the ABCA;

"**Resilient Agent's Options**" means, collectively: (i) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 276,923 Resilient Units at a price of $0.65 per unit until September 16, 2006; (ii) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 118,200 Resilient Shares at a price of $1.50 per share until April 30, 2006; and (iii) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 166,000 Resilient Shares at a price of $0.75 per share until July 31, 2006;

"**Resilient Fairness Opinion**" means the opinion of Wolverton Securities Ltd., the financial advisor to Resilient, that the consideration offered under the Amalgamation is fair, from a financial point of view, to the Resilient Shareholders, which opinion is attached as Appendix "B" hereto;

"**Resilient Letter of Transmittal**" means the letter of transmittal to be used by Resilient Shareholders for the purpose of surrendering certificates representing the Resilient Shares and exchanging them for certificates representing the Amalco Shares;

"**Resilient Meeting**" means the special meeting of the Resilient Shareholders to be held on April 13, 2006 to approve the Amalgamation Agreement and the Amalgamation under the ABCA, to approve the Amalco Stock Option Plan, to approve the Resilient Warrant Repricing and certain other matters;

"**Resilient Options**" means the outstanding stock options of Resilient entitling the holders to purchase an aggregate of 248,272 Resilient Shares at prices ranging from $0.75 to $46.50 per share and expiring on various dates between May 11, 2006 and November 3, 2012;

"**Resilient Shareholders**" means holders of Resilient Shares;

"**Resilient Shares**" means the common shares in the capital of Resilient;

"**Resilient Units**" means units of Resilient, each unit consisting of one Resilient Share and one-half of one warrant, with each whole warrant entitling the holder to purchase one Resilient Share at a price of $0.90 per share until September 16, 2007;

**"Resilient Warrant Repricing"** means the proposed repricing and adjustments to the Resilient Warrants and the Resilient Agent's Options such that the exercise price of these securities is one-third of their current exercise price and the number of Resilient Shares that these securities are exercisable for is one-third of the current number;

**"Resilient Warrants"** means the outstanding warrants of Resilient entitling the holders to acquire an aggregate of 1,538,462 Resilient Shares at a price of $0.90 per share until September 16, 2007;

**"Sponsor"** meansWWCM;

**"Sponsorship Agreement"** means the sponsorship agreement to be entered into among Resilient, Guardian and the Sponsor;

**"Subsidiary"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

**"Tax Act"** means the *Income Tax Act* (Canada), as amended;

**"TSX "** or **"Exchange"** means the Toronto Stock Exchange; and

**"WWCM"** means Wellington West Capital Markets Inc.

Words importing the singular number, where the context requires, include the plural and visa versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

## ABBREVIATIONS

In this Joint Proxy Circular, the abbreviations set forth below have the following meanings:

**Oil and Natural Gas Liquids**

| | |
|---|---|
| Bbl | barrel |
| Bbls | barrels |
| Mbbls | thousand barrels |
| Mmbbls | million barrels |
| Mstb | 1,000 stock tank barrels |
| Bbls/d | barrels per day |
| bopd | barrels of oil per day |
| NGLs | natural gas liquids |
| STBs | standard tank barrels |

**Natural Gas**

| | |
|---|---|
| Mcf | thousand cubic feet |
| Mmcf | million cubic feet |
| Mcf/d | thousand cubic feet per day |
| Mmcf/d | million cubic feet per day |
| Mmbtu | million British Thermal Units |
| Bcf | billion cubic feet |
| GJ | gigajoule |

**Other**

| | |
|---|---|
| API | American Petroleum Institute |
| °API | an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil |
| ARTC | Alberta Royalty Tax Credit |
| boe | barrel of oil equivalent of natural gas and crude oil |
| boe/d | barrels of oil equivalent per day |
| m3 | cubic metres |
| M$ | thousands of dollars |
| MM$ | one hundred thousand dollars |
| Mboe | 1,000 barrels of oil equivalent |
| $000s | thousands of dollars |
| WTI | West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade at standard temperature and pressure |

This Joint Proxy Circular contains disclosure expressed as "boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

## CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

| To Convert From | To | Multiply By |
|---|---|---|
| Mcf | Cubic metres | 28.174 |
| Cubic metres | Cubic feet | 35.494 |
| Bbls | Cubic metres | 0.159 |
| Cubic metres | Bbls oil | 6.290 |
| Feet | Metres | 0.305 |
| Metres | Feet | 3.281 |
| Miles | Kilometres | 1.609 |
| Kilometres | Miles | 0.621 |
| Acres | Hectares | 0.405 |
| Hectares | Acres | 2.471 |

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Resilient and Guardian believe that the expectations reflected in those forward-looking statements that are applicable to them are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon. These forward-looking statements speak only as of the date of this Circular.

In particular, this Circular contains forward-looking statements relating to, among other things:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of, and future net revenue from, oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- exploration and development;
- the completion of the Amalgamation and the results of the Amalgamation; and
- treatment under governmental regulatory regimes.

Such forward-looking statements are based on a number of assumptions which may prove to be incorrect. Such assumptions include, among other things: (i) oil and gas prices; (ii) Guardian and the Acquisition assets obtaining production at their current levels until closing of the Amalgamation; (iii) the Guardian Private Placement closing and the completion of the Acquisition, with the maximum proceeds being raised under the Guardian Private Placement and the purchase price of the Acquisition being $4,250,000; and (iv) the approvals and conditions in respect of the Amalgamation being obtained when expected.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Circular:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions, including the Acquisition;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- product supply and demand;
- the approvals and conditions in respect of the Amalgamation not being obtained or satisfied; and
- the other factors discussed under "Part III – The Amalgamation – Risk Factors".

**These factors should not be considered exhaustive. Neither Resilient nor Guardian undertakes any obligation to publicly update or revise any forward-looking statements applicable to them, except as required by applicable securities laws.**

## SUMMARY

*The following is a summary of information related to Resilient, Guardian and Amalco (assuming completion of the Amalgamation) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Joint Proxy Circular, which information is specifically incorporated by reference into and forms an integral part of this Joint Proxy Circular. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and terms used in this Joint Proxy Circular and in this summary.*

### The Meetings

The Resilient Meeting will be held on Thursday, April 13, 2006 at the offices of Macleod Dixon LLP, 3700 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta, and the Guardian Meeting will be held on April 13, 2006 at the offices of TingleMerrett LLP, Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta. The purpose of the Meetings is for the Resilient Shareholders and the Guardian Sharehodlers to consider and, if deemed advisable, pass the Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement and certain other matters set forth in the respective Notice of Meeting.

The Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement must be passed by 66 2/3% of all Resilient Shareholders present in person or by proxy at the Resilient Meeting and by 66 2/3% of all Guardian Shareholders present in person or by proxy at the Guardian Meeting.

If the Amalgamation Resolution is approved by the Resilient Shareholders and the Guardian Shareholders at the Resilient Meeting and the Guardian Meeting, respectively, the Resilient Shareholders and the Guardian Shareholders will also be asked to consider and, if thought advisable, to pass an ordinary resolution approving the Amalco Stock Option Plan. In addition, if the Amalgamation Resolution is approved by the Resilient Shareholders at the Resilient Meeting, the Resilient Shareholders will also be asked to consider and, if thought advisable, to pass an ordinary resolution (on a disinterested basis) approving the Resilient Warrant Repricing. See "Part II – Matters to be Acted on at the Meetings".

### The Proposed Amalgamation

Resilient and Guardian have agreed to an arm's length amalgamation which is to be completed pursuant to the provisions of the ABCA and effected in accordance with the Amalgamation Agreement, a copy of which is attached as Appendix "A" to this Joint Proxy Circular.

Under the terms of the Amalgamation Agreement, Resilient and Guardian will amalgamate and continue as a new corporation which will carry on business under the name "Guardian Exploration Inc.". The property of each of Resilient and Guardian will become the property of Amalco, and Amalco will continue to be liable for the obligations of each of Resilient and Guardian. The Amalgamation will become effective on the date the Certificate of Amalgamation is issued in respect of the Amalgamation by the Registrar under the ABCA.

Pursuant to the Amalgamation Agreement, Amalco would have 20,000,000 Amalco Shares outstanding following the Amalgamation. Resilient currently has 12,015,841 Resilient Shares outstanding and Guardian currently has 29,516,771 Guardian Shares outstanding. Resilient and Guardian have agreed, for the purpose of the Amalgamation, that Amalco would have a combined value of $31,850,000 (including the Acquisition but excluding the net proceeds from the Guardian Private Placement after paying for the Acquisition, each of which events are conditions precedent to the completion of the Amalgamation), with $3,000,000 of the combined value attributable to Resilient and $28,850,000 of the combined value attributed to Guardian.

On the Effective Date:

(a) each Guardian Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Shares equal to Z, for each one Guardian Share held by such shareholder based on the following calculations:

$$Z = \frac{20,000,000 \times [(28,850,000 + W - Y) \div (31,850,000 + W - Y)]}{(29,516,771 + X + V)}$$

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement, where Y is equal to the total purchase price paid by Guardian pursuant to the terms of the Acquisition, where X is equal to the total number of Guardian Shares and Guardian Flow Through Shares issued under the Guardian Private Placement and where V is equal to the Guardian Shares issued after March 3, 2006 and prior to the Effective Date; and

(b) each Resilient Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Shares equal to Z, for each one Resilient Share held by such shareholder based on the following calculations:

$$Z = \frac{20,000,000 \times [(3,000,000) \div (31,850,000 + W - Y)]}{12,015,841}$$

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement and where Y is equal to the purchase price paid by Guardian pursuant to the terms of the Acquisition.

No fractional Amalco Shares shall be issued in connection with the exchange of Guardian Shares and/or Resilient Shares set forth above and any exchange that results in less than a whole number of Amalco Shares shall be rounded up or down, as applicable, to the nearest whole number.

The Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options shall not be cancelled and shall be continued on the Amalgamation, adjusted both as to exercise price and the number of Amalco Shares issuable upon the exercise of such securities based on the exchange ratios set forth above to ensure that any holder of Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and/or Resilient Agent's Options exercising a Guardian Warrant, Guardian Agent's Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option, as applicable, after the Effective Date will be in substantially the same position as such holder would have been in if he or she had exercised the Guardian Warrant, Guardian Agent's Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option prior to the Effective Date.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. The primary conditions to the completion of the Amalgamation are: (i) the completion of the Guardian Private Placement and the Acquisition; (ii) the approval of the Amalgamation by the shareholders of each of Resilient and Guardian; and (iii) the approval of the Exchange to the listing of the Amalco Shares and the securities convertible into Amalco Shares on the Exchange.

The factors considered by the management team and board of directors of each of Resilient and Guardian in determining the exchange ratios for the Amalgamation, included the following:

1. The petroleum and natural gas reserves and the net present values of future net revenue from those reserves ascribed to Guardian in the McDaniel Report (assuming completion of the Acquisition). See "Part V – Information Concerning Guardian – Narrative Description of Business".
2. Guardian's working capital following the completion of the Acquisition.
3. The value ascribed to the non-reserve oil and gas properties of Resilient. See "Part IV – Information Concerning Resilient – Documents Incorporated by Reference".
4. Resilient's Canadian and United States tax losses.

**Reasons for the Amalgamation**

The directors and management of Resilient and Guardian believe that the Amalgamation provides a number of benefits, including the following:

1. Amalco will have an enhanced ability to maximize the development and exploration opportunities of Resilient and Guardian to capture new opportunities;
2. Amalco will have sufficient capital to undertake the planned exploration and development programs of its business;
3. Amalco will have increased access to capital markets; and
4. Amalco will have enhanced liquidity for the shareholders of Resilient, and will provide liquidity for the shareholders of Guardian.

**Amalco's Board of Directors and Management**

If the Amalgamation is approved, on the Effective Date the initial Board of Directors of Amalco will be comprised of Graydon L.M. Kowal, the current President, Chief Executive Officer and a director of Guardian, David G. Mallory, the current Vice President, Finance and Chief Financial Officer and a director of Guardian, Melvin H. Chambers, a current director of Guardian, Timothy Campbell and David R.P. Mears. If the Amalgamation, as contemplated herein, is not completed, the current directors of Resilient will remain as the directors of Resilient and the current directors of Guardian will remain as the directors of Guardian.

For a description of the backgrounds of the proposed Board of Directors of Amalco, if the Amalgamation is completed, see "Part II – Matters to be Acted on at the Meetings – Shareholder Approval Respecting Amalgamation – Board of Directors of Amalco" and "Part III – The Amalgamation – Amalco - Composition of Board of Directors and Management of Amalco".

If the Amalgamation is completed, it is also intended that Graydon L.M. Kowal will be appointed the President and Chief Executive Officer of Amalco, David G. Mallory will be appointed the Vice President, Finance and Chief Financial Officer of Amalco, William L. McKenzie will be appointed the Vice President, Exploration of Amalco and Scott Reeves will be appointed the Corporate Secretary of Amalco. For a description of the backgrounds of the proposed officers of Amalco, see "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

**Board Recommendations**

The Board of Directors of Resilient unanimously recommends that holders of Resilient Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

The Board of Directors of Guardian unanimously recommends that holders of Guardian Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

**Fairness Opinion**

The Board of Directors of Resilient has received the Resilient Fairness Opinion from Wolverton Securities Ltd. that provides that, on the basis of certain assumptions and considerations contained therein, the consideration to be received pursuant to the Amalgamation is fair, from a financial point of view, to Resilient Shareholders. A copy of the Resilient Fairness Opinion is attached to this Joint Proxy Circular as Appendix "B" and should be read carefully and in its entirety.

**Right to Dissent**

Each Resilient Shareholder and each Guardian Shareholder is entitled to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of such Dissenting Shareholders' Resilient Shares or Guardian Shares, as applicable, in respect of which such Dissenting Shareholder dissents in accordance with Section 191 of the ABCA. See Appendix "F" attached hereto for the full text of Section 191. Persons who are beneficial owners of Resilient Shares or Guardian Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of Resilient Shares or Guardian Shares desiring to exercise the right of dissent must make arrangements for such shares beneficially owned by the shareholder to be registered in such shareholders name prior to the time the written objection to the Amalgamation Resolution is required to be received by Resilient or Guardian, as applicable, or, alternatively, make arrangements for the registered holder of such shares to dissent on such shareholders behalf. See "Part III – The Amalgamation – Right of Dissent".

**Resilient Resources Ltd.**

Resilient is a TSX listed oil and gas company engaged in the exploration for, and the development and production of, crude oil and natural gas. For a detailed description of Resilient and its properties, see "Part IV – Information Concerning Resilient".

**Guardian Exploration Inc.**

Guardian is an oil and gas company which is not listed on any stock exchange and is not a reporting issuer in any jurisdiction. Guardian is engaged in the exploration for, and the development and production of, crude oil and natural gas. For a detailed description of Guardian and its operations, see "Part V – Information Concerning Guardian".

**Selected Financial Information of Resilient**

The following table sets out certain audited financial information pertaining to Resilient as at and for the years ended December 31, 2005 and December 31, 2004. For more detailed financial information pertaining to Resilient, go to Resilient's profile on SEDAR (www.sedar.com) to view those financial statements of Resilient incorporated by reference herein. See "Part IV- Information Concerning Resilient – Documents Incorporated by Reference".

| | **Year ended December 31, 2005 (audited)** | **Year ended December 31, 2004 (audited)** |
|---|---|---|
| Total revenues | Nil | Nil |
| Income (Loss) | $ (6,559,187) | $ (13,441,158) |
| Per share (basic) | $ (1.18) | $ (5.28) |
| Total assets | $2,846,941 | $5,752,278 |
| Total long term liabilities | Nil | $1,748,485 |
| Cash dividends declared | Nil | Nil |

**Selected Financial Information of Guardian**

The following table sets out certain unaudited financial information pertaining to Guardian as at and for the three month period ended November 30, 2005 and certain audited financial information pertaining to Guardian as at and for the years ended August 31, 2005 and August 31, 2004. For more detailed financial information pertaining to Guardian, see Appendix "D" hereto.

| | Three months ended November 30, 2005 (unaudited) | Year ended August 31, 2005 (audited) | Year ended August 31, 2004 (audited) |
|---|---|---|---|
| Total revenues | $686,484 | $427,030 | $583,547 |
| Net Income (Loss) | $(751,141) | $(482,032) | $228,560 |
| Per share (basic) | $(0.028) | $(0.022) | $0.011 |
| Per share (fully diluted) | $(0.028) | $(0.022) | $0.011 |
| Total assets | $5,476,961 | $5,293,954 | $2,539,452 |
| Total long term liabilities | $462,493 | $683,899 | $70,990 |
| Cash dividends declared | Nil | Nil | Nil |

**Selected Pro Forma Financial Information**

The following table sets out certain financial information for Resilient and Guardian, as well as certain unaudited pro forma consolidated financial information after giving effect to the Amalgamation and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma financial statements of Amalco set forth in Appendix "C" to this Joint Proxy Circular. The information presented below and in Appendix "C" assumes completion of the Amalgamation in accordance with the Amalgamation Agreement.

| | **Guardian as at and for the three months ended November 30, 2005 *prior to giving effect to* the Amalgamation *(unaudited)*** | **Resilient as at and for the three months ended December 31, 2005 prior *to giving effect to the* Amalgamation *(unaudited)*** | **Pro Forma as at and for the three months ended November 30, 2005 after *giving effect to the* Amalgamation *(unaudited)*** |
|---|---|---|---|
| Total revenues | $686,484 | Nil | $911,771 |
| Net Income (Loss) | $(751,141) | $(5,299,800) | $(5,940,456) |
| Per share (basic) | $(0.028) | $(0.459) | $(0.308) |
| Per share (fully diluted) | $(0.028) | $(0.459) | $(0.308) |
| Total assets | $5,476,961 | $2,846,941 | $18,794,553 |
| Total long term liabilities | $462,493 | $312,879 | $807,099 |
| Cash dividends declared | Nil | Nil | Nil |

**Stock Exchange Listing**

There is currently no public market for the Guardian Shares.

The Resilient Shares are listed and posted for trading on the TSX under the symbol "RRL".

In order to complete the Amalgamation, Amalco will have to meet the original listing requirements of the TSX for an oil and gas company. Application will be made to the TSX for the listing of the Amalco Shares issuable upon completion of the Amalgamation and those Amalco Shares which will be issuable upon exercise of any securities convertible into or exercisable for Amalco Shares following the Amalgamation. Listing is subject to the approval and requirements of the TSX. If such TSX listing approval is not obtained, the Amalgamation will not be completed and Resilient's listing on the TSX may be lost as a result of it not being able to meet the TSX's listing maintenance requirements. If Resilient's listing on the TSX is lost, there may be no public market for the Resilient Shares.

**Market Price of Resilient Shares**

On March 3, 2006, the last date that the Resilient Shares traded on the TSX prior to Resilient's announcement of the proposed Amalgamation, the closing trading price of the Resilient Shares, as reported by the TSX, was $0.25 per

Resilient Share. On March 6, 2006, the first day on which a trade of the Resilient Shares on the TSX occurred following the announcement that Resilient had entered into the Amalgamation Agreement, the closing trading price of the Resilient Shares, as reported by the TSX, was $0.40 per Resilient Share. On March 17, 2006, the last day of a trade before the date of the Joint Proxy Circular, the closing trading price of the Resilient Shares on the TSX, as reported by the TSX, was $0.295 per Resilient Share.

**Procedure for the Amalgamation to Become Effective**

The Amalgamation is proposed to be carried out pursuant to Sections 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation and the Amalgamation Agreement must be approved by the Resilient Shareholders and the Guardian Shareholders;
2. all conditions precedent to the Amalgamation set forth in the Amalgamation Agreement must be satisfied or waived by the appropriate party, including the completion of the Guardian Private Placement and the Acquisition and TSX approval; and
3. the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

**Exchange of Share Certificates**

Upon completion of the Amalgamation, shareholders of each of Resilient and Guardian (other than Dissenting Shareholders) will be deemed to be holders of Amalco Shares as of the Effective Date and former registered shareholders of Resilient and Guardian will be entered into the register of holders of Amalco Shares without further act or formality. The Resilient Letter of Transmittal for use in exchanging share certificates of Resilient for certificates representing Amalco Shares is enclosed with this Joint Proxy Circular. The Resilient Letter of Transmittal contains complete instructions on how Resilient Shareholders are to exchange their Resilient Share certificates. Registered shareholders of Resilient (other than Dissenting Shareholders) should read and follow these instructions. The Resilient Letter of Transmittal, when properly completed, executed and returned together with a certificate or certificates representing Resilient Shares and all other required documents, will enable each registered shareholder of Resilient (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares to which it is entitled under the Amalgamation. Guardian Shareholders will not be required to complete a letter of transmittal. Guardian Shares will simply be cancelled and each Guardian Shareholder (other than Dissenting Shareholders) will receive a certificate representing the number of Amalco Shares to which it is entitled under the Amalgamation.

**Canadian Federal Income Tax Considerations**

Holders of Resilient Shares and Guardian Shares should carefully read the information under the heading "Part III – The Amalgamation - Certain Canadian Federal Income Tax Considerations" in this Circular, which provides a summary of the principal Canadian federal income tax considerations applicable to Resilient Shareholders and Guardian Shareholders who participate in or who dissent to the Amalgamation and who, at all relevant times for the purposes of the Tax Act, are, or are deemed to be, residents of Canada, and who hold or will hold their securities as capital property and deal or will deal at arm's length with, and are not and will not be affiliated with, Resilient, Guardian and Amalco.

**Sponsor**

WWCM, subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the Amalgamation. However, investors are cautioned that an agreement to sponsor should not be construed as any assurance with respect of the merits of the Amalgamation, the likelihood of its completion or listing of the Amalco Shares on the TSX. The Sponsor is not a related or connected party to Resilient or Guardian under applicable securities legislation. However, the Sponsor will be paid a fee of $35,000 and will be reimbursed for the Sponsor's legal fees by Guardian.

**Risk Factors**

The businesses of Resilient and Guardian are, and upon completion of the Amalgamation, the business of Amalco will be, subject to certain risks including, but not limited to, those risks set forth under "Part III – The Amalgamation - Risk Factors".

**Accompanying Documents**

The Notices of Meeting and this Joint Proxy Circular are accompanied by several appendices which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Joint Proxy Circular. It is recommended that shareholders read the Notices of Meeting and this Joint Proxy Circular and the attached appendices in their entirety.

## PART I – INTRODUCTION AND GENERAL PROXY INFORMATION

Unless otherwise stated, the information contained in this Joint Proxy Circular is given as at the date hereof.

No person has been authorized by Resilient or Guardian to give any information or make any representations in connection with the transactions herein described other than those contained in this Joint Proxy Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Resilient or Guardian.

All information contained in this Joint Proxy Circular with respect to Resilient has been supplied by Resilient for inclusion herein, and with respect to that information, Guardian and its board of directors and officers have relied solely on Resilient. Based on its due diligence conducted in this respect, Guardian has no reason to believe that this information is not accurate.

All information contained in this Joint Proxy Circular with respect to Guardian has been supplied by Guardian for inclusion herein, and with respect to that information, Resilient and its board of directors and officers have relied solely on Guardian. Based on its due diligence conducted in this respect, Resilient has no reason to believe that this information is not accurate.

**Solicitation of Proxies**

This Joint Proxy Circular is furnished in connection with the solicitation of proxies by the management of Resilient and Guardian for use at the Meetings to be held on April 13, 2006 at the offices of Macleod Dixon LLP, 3700 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta, in the case of Resilient and at the offices of TingleMerrett LLP, Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta in the case of Guardian and at any adjournment(s) thereof, for the purposes set forth in the respective Notice of Meetings.

Instruments of Proxy for Resilient must be received by the President of Resilient, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time set for the holding of the Resilient Meeting or any adjournment(s) thereof.

Instruments of Proxy for Guardian must be received by the President of Guardian, c/o Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (Attention: P. Pyzda), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time set for the holding of the Guardian Meeting or any adjournment(s) thereof.

The Board of Directors of Resilient and the Board of Directors of Guardian have fixed the record date for the Meetings at the close of business on March 15, 2006 (the "Record Date"). Resilient Shareholders and Guardian Shareholders of record as at the Record Date are entitled to receive notice of the Resilient Meeting or Guardian Meeting, as applicable, and to vote those Resilient Shares and Guardian Shares, respectively, included in the list of shareholders entitled to vote at the respective Meeting prepared as at the Record Date, except to the extent that any such shareholder transfers any shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not less than ten days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

**The persons named in the enclosed Instruments of Proxy are directors or officers of Guardian or Resilient, as applicable. Each shareholder has the right to appoint a proxyholder other than the persons designated in the applicable Instrument of Proxy furnished by Guardian and Resilient, who need not be a**

**shareholder, to attend and act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.**

**Revocability of Proxy**

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or such shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of Guardian or Resilient, as applicable, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

**Persons Making the Solicitation**

The solicitation is made on behalf of the management of Guardian and management of Resilient. The cost of solicitation by management of Guardian and management of Resilient will be borne by Guardian and Resilient, respectively. As well, proxies will be solicited by mail and may also be solicited personally or by telephone by the directors or officers of Guardian and Resilient, who will not be specifically remunerated therefor.

Resilient may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting securities of Resilient (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Joint Proxy Circular, the Notice of Meeting and Instrument of Proxy to the beneficial owners of such securities. Resilient will provide, without cost to such persons, upon request to Resilient, additional copies of the foregoing documents required for this purpose.

**Exercise of Discretion by Proxy**

The shares represented by the Instruments of Proxy enclosed with the Notices of Meeting and this Joint Proxy Circular will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. However, if no specification is made, the shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meetings or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notices of Meeting and this Joint Proxy Circular, or if any other matters properly come before the Meetings or any adjournment thereof, the proxy confers upon the shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meetings. **At the date of this Joint Proxy Circular, management of Guardian and Resilient knows of no such amendments or variations or other matters to come before the Meetings.**

**Signing of Proxy**

The Instruments of Proxy must be signed by the shareholder or the shareholder's duly appointed attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

**Advice to Beneficial Holders of Securities**

The information set forth in this section is of significant importance to shareholders of Resilient and of Guardian that do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Joint Proxy Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of a company as the registered holders of the shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Resilient and Guardian do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Company) ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxy holder for the registered Shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

**Voting Shares and Principal Shareholders**

As of the date hereof, there are 12,015,841 Resilient Shares issued and outstanding, with each outstanding Resilient Share entitled to one vote on any ballot at the Resilient Meeting for those items to be considered by Resilient Shareholders.

To the knowledge of the directors and officers of Resilient, and based on existing information, as at the date hereof, the following table sets out the shareholdings of those persons who own, of record or beneficially, directly or indirectly, more than 10% of the Resilient Shares, and their holdings of Amalco Shares after giving effect to the Amalgamation.

| Name and Municipality of Residence | Type of Ownership | Before giving effect to the Amalgamation: Number of Resilient Shares | Before giving effect to the Amalgamation: Percentage | After giving effect to the Amalgamation[1]: Number of Amalco Shares | After giving effect to the Amalgamation[1]: Percentage |
|---|---|---|---|---|---|
| Aquilon Capital Corp.<br>Toronto, Ontario, Canada | Registered and Beneficial | 1,543,829 | 12.85% | 210,628 | 1.05% |

**Note:**

(1) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

As of the date hereof, there are 29,516,771 Guardian Shares issued and outstanding, with each Guardian Share entitled to one vote on any ballot at the Guardian Meeting for those items to be considered by Guardian Shareholders.

To the knowledge of the directors and officers of Guardian, and based on existing information, as at the date hereof, the following table sets out the shareholdings of those persons who own, of record or beneficially, directly or indirectly, more than 10% of the Guardian Shares ,and their holdings of Amalco Shares after giving effect to the Amalgamation.

| Name and Municipality of Residence | Type of Ownership | Before giving effect to the Amalgamation: Number of Guardian Shares | Before giving effect to the Amalgamation: Percentage | After giving effect to the Amalgamation[1]: Number of Amalco Shares | After giving effect to the Amalgamation[1]: Percentage |
|---|---|---|---|---|---|
| Graydon L.M. Kowal<br>Calgary, Alberta, Canada | Registered and Beneficial | 17,882,000 | 60.6% | 7,430,150 | 37.2% |

**Note:**

(1) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

A quorum will be present at the Resilient Meeting regardless of the number of persons actually present at the Resilient Meeting if the holders of not less than 10% of the shares entitled to be voted at the Resilient Meeting are present in person or represented by proxy. A quorum will be present at the Guardian Meeting if there are two persons present or represented by proxy holding not less than 5% of the shares entitled to be voted at the Guardian Meeting.

For particulars respecting the principal holders of securities of each of Guardian and Resilient, see "Part IV – Information Concerning Resilient– Principal Shareholders" and "Part V – Information Concerning Guardian – Principal Shareholders".

## PART II – MATTERS TO BE ACTED ON AT THE MEETINGS

The Meetings have been called for Resilient Shareholders and the Guardian Shareholders to consider and, if thought appropriate, to pass resolutions in relation to the following matters.

### Approval of the Amalgamation

At the Meetings, the following Amalgamation Resolution will be placed before the Resilient Shareholders and the Guardian Shareholders in order to approve the Amalgamation:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation (the "Amalgamation") of Resilient Resources Ltd. ("Resilient") and Guardian Exploration Inc. ("Guardian") under the provisions of the *Business Corporations Act* (Alberta) substantially on the terms as set forth in the amalgamation agreement dated March 3, 2006 between Resilient and Guardian, as amended (the "Amalgamation Agreement") attached as Appendix "A" to the Joint Proxy Circular of Resilient and Guardian dated March 20, 2006 is hereby approved and authorized;
2. the Amalgamation Agreement attached as Appendix "A" to the Joint Proxy Circular, is hereby confirmed, ratified and approved;
3. notwithstanding that this resolution has been duly passed by the Resilient shareholders and the Guardian shareholders, the board of directors of Resilient and the board of directors of Guardian may amend or decide not to proceed with the Amalgamation or revoke this resolution at any time prior to the issuance of the certificate giving effect to the Amalgamation without further approval of the Resilient and Guardian shareholders; and
4. any one director or officer of Resilient or Guardian, respectively, for and on behalf of Resilient or Guardian, respectively, be and is hereby authorized to execute and deliver Articles of Amalgamation and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions."

For the Amalgamation to be completed, the Amalgamation Resolution must be passed by 66 2/3% of the votes cast with respect to the Amalgamation Resolution by each of the Resilient Shareholders and the Guardian Shareholders present in person or by proxy at the Meetings. **Unless otherwise directed, the persons named in the accompanying proxy intend to vote such proxies in favour of the resolution approving the Amalgamation.**

*Name of Amalco*

By approving the Amalgamation, Resilient Shareholders and Guardian Shareholders are also approving Amalco's adoption of the name "Guardian Exploration Inc.". The name is subject to, and will only proceed following receipt of, the approval of the TSX and will occur contemporaneously with the closing of the Amalgamation.

*Board of Directors of Amalco*

By approving the Amalgamation, shareholders are also putting in place a board of directors of Amalco comprised of the following persons, three of whom are "independent" within the meaning of Multilateral Instrument 52-110 and each of whom will hold office until the next annual meeting of Amalco, or until their successors are elected or appointed:

Graydon L.M. Kowal
David G. Mallory
Melvin H. Chambers
Timothy Campbell
David R.P. Mears

The names and municipalities of residence of the persons nominated for directors, the number of Resilient Shares or Guardian Shares beneficially owned and the number of Amalco Shares to be beneficially owned, directly or indirectly, or over which each exercises control or direction, before and after giving effect to the Amalgamation, respectively, the period served as a director and the principal occupation during the last five years of each are as follows:

| Name and Municipality of Residence | Shares Beneficially Owned Prior to Giving Effect to the Amalgamation | | Amalco Shares Beneficially Owned After Giving Effect to the Amalgamation[(2)] | | Office | Principal Occupation |
|---|---|---|---|---|---|---|
| | No. of Shares | % of Shares | No. of Shares | % of Shares | | |
| Graydon L.M. Kowal Calgary, Alberta, Canada | 17,882,000 Guardian Shares | 60.6% of Guardian Shares | 7,430,150 | 37.20% | Nominee. President, Chief Executive Officer and Director of Guardian since March, 2001 | President and Chief Executive Officer of Guardian since March 2001 and of Guardian Helicopters Inc., an affiliate of Guardian, since 1995. |
| David G. Mallory Calgary, Alberta, Canada | 601,555 Guardian Shares | 2.0 % of Guardian Shares | 249,952 | 1.2% | Nominee. Vice President, Finance and Chief Financial Officer of Guardian since December 2004 | Chief Financial Officer of Guardian since December 2004 and of Guardian Helicopters Inc. since September 2004. Prior thereto, Chief Financial Officer of Flowing Energy Corporation from September 2000 to May 2004. In addition, Chief Financial Officer of Questerre Energy Corporation from November 2000 to March 2003 and interim Chief Financial Officer from September 2004 to September 2005. The President, Chief Executive Officer and Chief Financial Officer of Lemontonic Inc. (formerly Silicon Acquisition Inc.) from January 2000 to July 2002. In addition, the President of 715502 Alberta Ltd., a private consulting company, since 1997. |
| Melvin H. Chambers[(1)] Calgary, Alberta, Canada | 182,000 Guardian Shares | 0.6 % of Guardian Shares | 75,623 | 0.4% | Nominee. Director of Guardian since September, 2005 | President of IC Resources Ltd. from December 2003 to May 2005 and a team leader with EnCana Oil & Gas Partnership/AEC/Amber Energy Inc. from December 1996 to December 2003. |
| Timothy Campbell[(1)] Calgary, Alberta, Canada | Nil | Nil | Nil | Nil | Nominee. | Vice-President, Land of Signal Energy Inc. since November 2004. Prior thereto, the Vice-President, Land and Corporate Development for Hawker Resources Inc. from December 2003 to October 2004 and the President of Far Point Energy Inc. from January 1997 to July 2003. |
| David R.P. Mears [(1)] Cochrane, Alberta, Canada | Nil | Nil | Nil | Nil | Nominee. | President and Chief Executive Officer of Brazalta Resources Corp., a TSXV-listed company since September 2005. An Investment Banker with Wolverton Securities Ltd. from September 2003 to April, 2005. From 2002 until August 2003, the President and Chief Executive Officer of Semper Energy Ltd. a company which merged with Val Vista Energy Ltd. Prior thereto, an Investment Banker with Haywood Securities Inc. from February 2000 to February 2002. |

Notes:

(1) Intended members of the Audit Committee.

(2) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

For a more detailed description of the backgrounds of the nominees, see Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

Upon completion of the Amalgamation and assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000, the board of directors and their associates and affiliates, as a group, will own or control, directly or indirectly, 7,755,725 Amalco Shares or 38.8% of the issued and outstanding Amalco Shares.

*Auditors of Amalco*

By approving the Amalgamation, shareholders are also approving the appointment of Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants of Calgary, Alberta, as auditors of Amalco to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the directors of Amalco.

**Approval of Amalco Stock Option Plan**

The proposed Amalco Stock Option Plan is set forth in its entirety as Schedule "C" to Appendix "A" hereof.

The purpose of the Amalco Stock Option Plan is to provide an incentive to the directors, officers, employees and consultants of Amalco or any of its subsidiaries to achieve the longer-term objectives of Amalco; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of Amalco; and to attract to and retain in the employ of Amalco or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Amalco.

Pursuant to the terms of the proposed Amalco Stock Option Plan, the board of directors of Amalco may from time to time, in its discretion, and in accordance with applicable regulatory requirements, grant to officers, employees, directors and service providers to Amalco and its subsidiaries, options to purchase Amalco Shares, provided that the number of Amalco Shares reserved for issuance under the plan and any other security based compensation arrangement (as defined in the TSX Company Manual) of Amalco does not exceed 10% of the outstanding Amalco Shares at any time (this is a "rolling" or "evergreen" plan where exercises of options will "reload" the plan by making that number of Amalco Shares issued upon exercise of options available for new grants of options). In addition, not more than 10% of the outstanding Amalco Shares can be reserved for issuance under options granted to insiders under the plan and any other security based compensation arrangement (as defined in the TSX Company Manual) of Amalco or be issued to insiders of Amalco in any one year period pursuant to options granted to them under the plan and any other security based compensation arrangement (as defined in the TSX Company Manual) of Amalco. As well, not more than 5% of the outstanding Amalco Shares can be reserved for issuance under options granted to any one optionee within a twelve month period. The exercise price of each stock option is determined at the discretion of the Amalco board at the time of the granting of the stock option, provided that the exercise price cannot be lower than the most recent closing price of the Amalco Shares on the TSX at the time of the grant. Pursuant to the terms of the Amalco Stock Option Plan, the board of Amalco has the discretion to determine the term and vesting provisions of the stock options at the time of granting the stock options, including earlier termination provisions for such stock options; however, the term cannot exceed 10 years. Under the Amalco Stock Option Plan, Amalco may accelerate the vesting of options granted under the plan in the event of: (i) any disposition of all or substantially all of the assets of Amalco, or the dissolution, merger, amalgamation or consolidation of Amalco with or into any other corporation or of such corporation into Amalco; or (ii) any change in control of Amalco. If an optionee ceases to be a director, officer, employee or consultant of Amalco or its subsidiaries for any reason other than death, the optionee may, but only within 90 days after the optionee's ceasing to be a director, officer, employee or consultant or prior to the expiry of the option, whichever is earlier, exercise any option held by the optionee, but only to the extent that the optionee was entitled to exercise the option at the date of such cessation. The options are not assignable or transferable by an optionee, except for a limited right of assignment in the event of the death or incapacity of the optionee.

Under the Amalco Stock Option Plan, the board of Amalco may amend or terminate the plan or any outstanding option granted thereunder at any time; provided, however, that no such amendment may, without the consent of an optionee, adversely alter or impair any option previously granted to an optionee under the plan. Any amendment to be made to the plan or an option is subject to the prior approval of the TSX and shareholders of Amalco, where required by the rules of the TSX. The board of Amalco has the power and authority to approve amendments relating to the plan or a specific option without further approval of the shareholders of Amalco, to the extent that such amendments relate to among other things:

(a) altering, extending or accelerating the terms or conditions of vesting applicable to any option or group of options;

(b) changing the termination provisions of an option, provided that the change does not entail an extension beyond the original expiry date of such option;

(c) accelerating the expiry date in respect of an option;

(d) determining the adjustment provisions pursuant to the plan;

(e) amending the definitions contained within the plan and other amendments of a "housekeeping" nature; and

(f) amending or modifying the mechanics of exercise of the options.

Under the rules of the TSX, any "rolling" stock option plan, such as the proposed Amalco Stock Option Plan, must be approved every three years by the issuer's directors and shareholders.

The resolution of Resilient's and Guardian's shareholders approving the proposed Amalco Stock Option Plan must be approved by a majority of the votes cast by each of the Resilient Shareholders and Guardian Shareholders present in person or by proxy at the applicable Meeting.

It is the intention of the persons named in the enclosed forms of proxy for Resilient and Guardian, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolution approving the proposed Amalco Stock Option Plan.

**Approval of Resilient Warrant Repricing**

Resilient currently has outstanding warrants to acquire an aggregate of 1,538,462 Resilient Shares at a price of $0.90 per share until September 16, 2007. Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000, Resilient Shareholders will receive approximately 0.13643 Amalco Shares for each of their Resilient Shares. Using this exchange ratio, the adjustment provisions of Resilient's Warrants would result in such warrants being exercisable for an aggregate of 209,892 Amalco Shares at an exercise price of $6.60 per share.

Resilient currently has outstanding Resilient Agent's Options to acquire:

(a) 276,923 Resilient Units at a price of $0.65 per unit until September 16, 2006 (with each Resilient Unit entitling the holder to acquire one Resilient Share and one-half of one warrant, with each whole warrant entitling the holder to purchase one Resilient Share at a price of $0.90 per share September 16, 2007);

(b) 118,200 Resilient Shares at a price of $1.50 per share until April 30, 2006; and

(c) 166,000 Resilient Shares at a price of $0.75 per share until July 31, 2006.

Using the exchange ratio noted above, the adjustment provisions of Resilient's Agent's Options would result in the foregoing agents' options of Resilient Agent's Options being exercisable for (using the same numbering as above):

(a) 37,781 units of Amalco at an exercise price of $4.76 per unit (with each unit entitling the holder to acquire one Amalco Share and one-half of one warrant, with each whole warrant entitling the holder to purchase one Amalco Share at a price of $6.60 per share September 16, 2007);

(b) 16,126 Amalco Shares at a price of $10.99 per share; and

(c) 22,647 Amalco Shares at a price of $5.50 per share.

The management and board of Resilient is desirous of re-pricing and adjusting the Resilient Warrants and Resilient's Agent's Options described above in conjunction with the Amalgamation such that the exercise prices for such warrants and agents' options are one-third of their price as shown above and are exercisable for one-third of the number of Amalco Shares or units of Amalco as shown above.

The resolution of Resilient's Shareholders approving the re-pricing and adjustments to the Resilient Warrants and Resilient's Agent's Options described above must be approved by a majority of the votes cast by Resilient Shareholders present in person or by proxy at the Resilient Meeting, after excluding the votes attached to Resilient Shares beneficially owned or over which control or direction is exercised by the holders of such Resilient Warrants and Resilient's Agent's Options. However, notwithstanding the approval of Resilient's Shareholders on this matter, the re-pricing and adjustments will only be made if the Amalgamation is completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolution approving the re-pricing and adjustments to the Resilient warrants and agents' options described above.

**Other Business**

Management of Resilient and management of Guardian have no knowledge, as at the date hereof, of any amendment, variation or other matter or business other than that referred to in the Notice of Meeting, to be presented for action by either Resilient or Guardian at the Meetings. **However, if any other matter properly comes before the Meetings, the accompanying Instruments of Proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the Instrument of Proxy. The Instruments of Proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meetings, or any adjournment or adjournments thereof.**

**Interest of Certain Persons and Companies in Matters to be Acted On**

Management of Resilient and management of Guardian are not aware of any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any matter to be acted on, of any director or senior officer of Resilient or Guardian or anyone who has held office as such since the commencement of Resilient's or Guardian's last completed financial year, or any proposed director or proposed senior officer, or of any associates or affiliates of the foregoing or any other insider of Resilient or Guardian or Amalco in the Amalgamation other than as disclosed elsewhere herein and that upon completion of the Amalgamation, each of Graydon L.M. Kowal, David G. Mallory, Melvin H. Chambers, William L. McKenzie and Scott Reeves, who are existing directors and/or officers or shareholders of Guardian, will become directors and/or officers of Amalco.

## PART III – THE AMALGAMATION

## SUMMARY OF PROPOSED AMALGAMATION

### The Amalgamation and Amalgamation Agreement

Resilient and Guardian have agreed to an arm's length amalgamation which is to be completed pursuant to the provisions of the ABCA and effected in accordance with the terms of the Amalgamation Agreement, a copy of which is attached as Appendix "A" to this Joint Proxy Circular.

Under the terms of the Amalgamation Agreement, Resilient and Guardian will amalgamate and continue as a new corporation under the name "Guardian Exploration Inc.". The property of each of Resilient and Guardian will become the property of Amalco, and Amalco will continue to be liable for the obligations of each of Resilient and Guardian. The Amalgamation will become effective on the date the Certificate of Amalgamation is issued in respect of the Amalgamation by the Registrar under the ABCA.

Pursuant to the Amalgamation Agreement, Amalco would have 20,000,000 Amalco Shares outstanding following the Amalgamation. Resilient currently has 12,015,841 Resilient Shares outstanding and Guardian currently has 29,516,771 Guardian Shares outstanding. Resilient and Guardian have agreed, for the purpose of the Amalgamation, that Amalco would have a combined value of $31,850,000 (including the Acquisition but excluding the net proceeds from the Guardian Private Placement after paying for the Acquisition, each of which events are conditions precedent to the completion of the Amalgamation), with $3,000,000 of the combined value attributable to Resilient and $28,850,000 of the combined value attributed to Guardian.

On the Effective Date:

(a) each Guardian Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Shares equal to Z, for each one Guardian Share held by such shareholder based on the following calculations:

$$Z = \frac{20{,}000{,}000 \times [(28{,}850{,}000 + W - Y) \div (31{,}850{,}000 + W - Y)]}{(29{,}516{,}771 + X + V)}$$

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement, where Y is equal to the total purchase price paid by Guardian pursuant to the terms of the Acquisition,
where X is equal to the total number of Guardian Shares and Guardian Flow Through Shares issued under the Guardian Private Placement and where V is equal to the Guardian Shares issued after March 3, 2006 and prior to the Effective Date; and

(b) each Resilient Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Shares equal to Z, for each one Resilient Share held by such shareholder based on the following calculations:

$$Z = \frac{20{,}000{,}000 \times [(3{,}000{,}000) \div (31{,}850{,}000 + W - Y)]}{12{,}015{,}841}$$

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement and where Y is equal to the purchase price paid by Guardian pursuant to the terms of the Acquisition.

No fractional Amalco Shares shall be issued in connection with the exchange of Guardian Shares and/or Resilient Shares set forth above and any exchange that results in less than a whole number of Amalco Shares shall be rounded up or down, as applicable, to the nearest whole number.

The Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options shall not be cancelled and shall be continued on the Amalgamation, adjusted both as to exercise price and the number of Amalco Shares issuable upon the exercise of such securities based on the exchange ratios set forth above to ensure that any holder of Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and/or Resilient Agent's Options exercising a Guardian Warrant, Guardian Agent's Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option, as applicable, after the Effective Date will be in substantially the same position as such holder would have been in if he or she had exercised the Guardian Warrant, Guardian Agent's Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option prior to the Effective Date.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. The primary conditions to the completion of the Amalgamation are: (i) the completion of the Guardian Private Placement and the Acquisition; (ii) the approval of the Amalgamation by the shareholders of each of Resilient and Guardian; and (iii) the approval of the Exchange to the listing of the Amalco Shares and the securities convertible into Amalco Shares on the Exchange.

In order to complete the Amalgamation, Amalco will have to meet the original listing requirements of the TSX for an oil and gas company. Application will be made to the TSX for the listing of the Amalco Shares issuable upon completion of the Amalgamation and those Amalco Shares which will be issuable upon exercise of any securities convertible into or exercisable for Amalco Shares following the Amalgamation. Listing is subject to the approval and requirements of the TSX. If such TSX listing approval is not obtained, the Amalgamation will not be completed and Resilient's listing on the TSX may be lost as a result of it not being able to meet the TSX's listing maintenance requirements. If Resilient's listing on the TSX is lost, there may be no public market for the Resilient Shares.

**Reasons for the Amalgamation**

The directors and management of Resilient and Guardian believe that the Amalgamation provides a number of benefits, including the following:

1. Amalco will have an enhanced ability to maximize the development and exploration opportunities of Resilient and Guardian to capture new opportunities;
2. Amalco will have sufficient capital to undertake the planned exploration and development programs of its business;
3. Amalco will have increased access to capital markets; and
4. Amalco will have enhanced liquidity for the shareholders of Resilient, and will provide liquidity for the shareholders of Guardian.

The factors considered by the management team and board of directors of each of Resilient and Guardian in determining the exchange ratios for the Amalgamation, included the following:

1. The petroleum and natural gas reserves and the net present values of future net revenue from those reserves ascribed to Guardian in the McDaniel Report (assuming completion of the Acquisition). See "Part V – Information Concerning Guardian – Narrative Description of Business".
2. Guardian's working capital following the completion of the Acquisition.
3. The value ascribed to the non-reserve oil and gas properties of Resilient. See "Part IV – Information Concerning Resilient – Documents Incorporated by Reference".

4. Resilient's Canadian and United States tax losses.

**Amalco Board of Directors and Management**

If the Amalgamation is approved, on the Effective Date the initial Board of Directors of Amalco will be comprised of Graydon L.M. Kowal, the current President, Chief Executive Officer and a director of Guardian, David G. Mallory, the current Vice President, Finance and Chief Financial Officer and a director of Guardian, Melvin H. Chambers, a current director of Guardian, Timothy Campbell and David R.P. Mears. If the Amalgamation, as contemplated herein, is not completed, the current directors of Resilient will remain as the directors of Resilient and the current directors of Guardian will remain as the directors of Guardian.

For a description of the backgrounds of the proposed Board of Directors of Amalco, if the Amalgamation is completed, see "Part II – Matters to be Acted on at the Meetings – Shareholder Approval Respecting Amalgamation – Board of Directors of Amalco" and "Part III – The Amalgamation – Amalco - Composition of Board of Directors and Management of Amalco".

If the Amalgamation is completed, it is also intended that Graydon L.M. Kowal will be appointed the President and Chief Executive Officer of Amalco, David G. Mallory will be appointed the Vice President, Finance and Chief Financial Officer of Amalco, William L. McKenzie will be appointed the Vice President, Exploration of Amalco and Scott Reeves will be appointed the Corporate Secretary of Amalco. For a description of the background of the proposed officers of Amalco, see "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

**Board Recommendations**

After giving consideration to the opportunities currently available to Resilient, the potential growth and development opportunities for the business of Amalco, the Resilient Fairness Opinion and the other factors deemed relevant by the Board of Directors of Resilient, including the perceived benefits of the Amalgamation as set forth herein, the Board of Directors of Resilient unanimously recommends that holders of Resilient Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

After giving consideration to the history of Guardian, its present stage of development, the potential growth and development opportunities for Amalco and the other factors deemed relevant by the Board of Directors of Guardian, including the perceived benefits of the Amalgamation as set forth herein, the Board of Directors of Guardian unanimously recommends that holders of Guardian Shares vote in favour of the Amalgamation and the Amalgamation Agreement by approving the Amalgamation Resolution.

**Fairness Opinion**

The Board of Directors of Resilient has received the Resilient Fairness Opinion from Wolverton Securities Ltd. that provides that, on the basis of certain assumptions and considerations contained therein, the consideration to be received pursuant to the Amalgamation is fair, from a financial point of view, to Resilient Shareholders. A copy of the Resilient Fairness Opinion is attached to this Joint Proxy Circular as Appendix "B" and should be read carefully and in its entirety.

**Conditions to the Amalgamation**

The respective obligations of Resilient and Guardian to complete the transactions contemplated by the Amalgamation Agreement are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective. There is no assurance that these conditions will be satisfied or waived on a timely basis or at all. Notwithstanding the foregoing, the Amalgamation Resolution authorizes the Board of Directors of Resilient and the Board of Directors of Guardian, without further notice to or approval of the Resilient Shareholders or Guardian Shareholders, respectively, to amend the Amalgamation Agreement or to decide not to proceed with the Amalgamation and to revoke the Amalgamation Resolution at any time prior to the Amalgamation becoming effective pursuant to the provisions of the ABCA. Unless all of the conditions are satisfied or waived, the Amalgamation will not proceed. The following is a summary of the significant conditions contained in the Amalgamation Agreement:

1. the Guardian Private Placement and the Acquisition shall have been completed to enable Amalco to satisfy the original listing requirements of the TSX for an oil and gas company as set forth in Section 319 of the TSX Company Manual;

2. the transactions contemplated in the Amalgamation Agreement, including the Amalgamation, shall have been approved by the required majority of the votes of the shareholders of each of Resilient and Guardian who, being entitled to do so, vote in person or by proxy at the Meetings in accordance with the provisions of the ABCA;

3. the securities of Amalco to be issued upon the completion of the Amalgamation and the Amalco Shares to be issued upon the exercise of the post-amalgamation Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options shall have been approved for listing by the TSX, subject to Amalco fulfilling the TSX's original listing requirements;

4. there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Amalgamation Agreement including, without limitation, the Amalgamation;

5. all consents, orders and approvals, including, without limitation, regulatory approvals, required or necessary or desirable for the completion of the transactions provided for in the Amalgamation Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to each of Resilient and Guardian, acting reasonably;

6. not more than 10% of the issued and outstanding Resilient Shares and not more than 10% of the issued and outstanding Guardian Shares shall be subject to rights of dissent in relation to the Amalgamation;

7. Resilient shall have entered into a letter agreement with Renegade Oil & Gas Ltd. ("Renegade") pursuant to which Resilient and Renegade agree that if the Amalgamation is completed, all of Renegade's right, title and interest relating to the properties of K2 America Corp. shall be terminated in consideration for a cash payment of US$290,000 by Amalco to Renegade on the Closing Date;

8. Resilient and each of the directors and officers of Resilient shall have executed mutual releases pursuant to which Resilient shall have released such directors and officers and such directors and officers shall have released Resilient from and against all liabilities, actions, causes of action, suits, debts, sums of money, claims, demands, damages, costs or expenses which any party ever had, now has or can, shall, or may have for any cause, matter or thing whatsoever arising out of or in respect out of such directors and officers having acted as a director and officer of Resilient, all in such form and on such terms acceptable to Resilient and each of the directors and officers of Resilient, acting reasonably;

9. no Material Adverse Change in Guardian or Resilient shall have occurred; and

10. Resilient and Guardian shall have complied in all material respects with the Amalgamation Agreement.

**Representations, Warranties and Covenants**

The Amalgamation Agreement contains representations, warranties and covenants from each of Resilient and Guardian that are customary in a transaction of this nature. See the Amalgamation Agreement attached as Appendix "A" hereto for all of such representations, warranties and covenants.

**Termination of the Amalgamation Agreement**

The Amalgamation Agreement also provides that the Amalgamation may be terminated: (i) by either party, if the mutual conditions set forth in the Amalgamation Agreement have not been fulfilled or performed by the applicable date set forth therein; (ii) by Resilient, if the conditions in the Amalgamation Agreement set forth in its favour have not been fulfilled or performed by the applicable dates set forth therein; and (iii) by Guardian, if the conditions in the Amalgamation Agreement set forth in its favour have not been fulfilled or performed by the applicable dates set forth therein. See the Amalgamation Agreement attached as Appendix "A" hereto for all the circumstances whereby the Amalgamation may be terminated.

**Procedure for the Amalgamation to Become Effective**

The Amalgamation is proposed to be carried out pursuant to the provisions of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

1. the Amalgamation must be approved by the Resilient Shareholders and the Guardian Shareholders in the manner set forth herein;

2. all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

3. Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Completion of the Amalgamation Agreement the approval of 66 2/3% of the votes cast by the Resilient Shareholders and Guardian Shareholders, respectively, present in person or by proxy at the Meetings. Completion of the Amalgamation also requires the approval of the Exchange.

**Timing**

The Amalgamation will become effective upon the issuance by the Registrar of a Certificate of Amalgamation. If the Meetings are held and the Amalgamation Resolution is approved as required, it is expected that all necessary documentation will be submitted to the Registrar in order to obtain a Certificate of Amalgamation on or about April 13, 2006, assuming that all other conditions to the completion of the Amalgamation are satisfied or waived. The Effective Date could be delayed, however, for a number of reasons, including the failure to satisfy any of the conditions to the Amalgamation.

**Additional Information Concerning Resilient and Guardian**

For additional information concerning Resilient and Guardian, see "Part IV - Information Concerning Resilient" and "Part V - Information Concerning Guardian".

**AMALCO**

Assuming the Amalgamation is completed, the head office of Amalco shall be located at Suite 550, 435 – 4th Avenue S.W., Calgary, Alberta, T2P 3A8. The registered and records office of Amalco shall be Suite 1250, 639– 5th Avenue SW, Calgary, Alberta, T2P 0M9.

**Composition of Board of Directors and Management of Amalco**

By approving the Amalgamation Resolution at the Meetings, the Resilient Shareholders and Guardian Shareholders will also be appointing the Board of Directors of Amalco. If the Amalgamation is approved, on the Effective Date the initial Board of Directors of Amalco will be comprised of Graydon L.M. Kowal, the current President, Chief Executive Officer and a director of Guardian, David G. Mallory, the current Vice President, Finance and Chief Financial Officer and a director of Guardian, Melvin H. Chambers, a current director of Guardian,

Timothy Campbell and David R.P. Mears. If the Amalgamation, as contemplated herein, is not completed, the current directors of Resilient will remain as the directors of Resilient and the current directors of Guardian will remain as the directors of Guardian.

If the Amalgamation is completed, it is also intended that Graydon L.M. Kowal will be appointed the President and Chief Executive Officer of Amalco, David G. Mallory will be appointed the Vice President, Finance and Chief Financial Officer of Amalco, William L. McKenzie will be appointed the Vice President, Exploration of Amalco and Scott Reeves will be appointed the Corporate Secretary of Amalco.

The names and municipalities of residence of the proposed directors and officers of Amalco, the number and percentage of Amalco Shares to be beneficially owned, directly or indirectly, or over which each exercises control or direction, after giving effect to the Amalgamation, and the principal occupation during the last five years of each are as follows:

| Name and Municipality of Residence | Office to be Held | Number and Percentage of Amalco Shares Beneficially Owned After Giving Effect to the Amalgamation(2) | | Principal Occupation for the last five years |
|---|---|---|---|---|
| **Graydon L.M. Kowal** Calgary, Alberta, Canada | President, Chief Executive Officer and Director | 7,430,150 | 37.2% | President and Chief Executive Officer of Guardian since March 2001 and of Guardian Helicopters Inc., an affiliate of Guardian, since 1995. |
| **David G. Mallory** Calgary, Alberta, Canada | Vice-President, Finance, Chief Financial Officer and Director | 249,952 | 1.2% | Chief Financial Officer of Guardian since December 2004 and of Guardian Helicopters Inc. since September 2004. Prior thereto, Chief Financial Officer of Flowing Energy Corporation from September 2000 to May 2004. In addition, Chief Financial Officer of Questerre Energy Corporation from November 2000 to March 2003 and interim Chief Financial Officer from September 2004 to September 2005. The President, Chief Executive Officer and Chief Financial Officer of Lemontonic Inc. (formerly Silicon Acquisition Inc.) from January 2000 to July 2002. In addition, the President of 715502 Alberta Ltd., a private consulting company, since 1997. |
| **Melvin H. Chambers**(1) Calgary, Alberta, Canada | Director | 75,623 | 0.4% | President of IC Resources Ltd. from December 2003 to May 2005 and a team leader with EnCana Oil & Gas Partnership/AEC/Amber Energy Inc. from December 1996 to December 2003. |
| **Timothy Campbell**(1) Calgary, Alberta, Canada | Director | Nil | Nil | Vice-President, Land of Signal Energy Inc. since November 2004. Prior thereto, the Vice-President, Land and Corporate Development for Hawker Resources Inc. from December 2003 to October 2004 and the President of Far Point Energy Inc. from January 1997 to July 2003. |
| **David R.P. Mears** (1) Cochrane, Alberta, Canada | Director | Nil | Nil | President and Chief Executive Officer of Brazalta Resources Corp., a TSXV-listed company since September 2005. An Investment Banker with Wolverton Securities Ltd. from September 2003 to April, 2005. From 2002 until August 2003, the President and Chief Executive Officer of Semper Energy Ltd. a company which merged with Val Vista Energy Ltd. Prior thereto, an Investment Banker with Haywood Securities Inc. from February 2000 to February 2002. |
| **William L. McKenzie** Calgary, Alberta, Canada | Vice-President, Exploration | 907,474 | 4.5% | Vice President Exploration of Aquest Energy Ltd. from January 2003 to August 2005. Prior thereto, a geological consultant with CornerStone Energy Inc. from January 2002 to December 2002 and the Vice President and Manager Exploration with Tikal Resources Inc. from |

| Name and Municipality of Residence | Office to be Held | Number and Percentage of Amalco Shares Beneficially Owned After Giving Effect to the Amalgamation(2) | | Principal Occupation for the last five years |
|---|---|---|---|---|
| | | | | January 1998 to January 2002. |
| **Scott Reeves** Calgary, Alberta, Canada | Corporate Secretary | 3,196 | 0.02% | Partner with TingleMerrett LLP since 2003. Prior thereto, an associate with Bennett Jones LLP from 1997 to 2003. |

**Notes:**

(1) Intended members of the Audit Committee.

(2) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

***Background of Amalco Directors and Officers***

The following is a description of the backgrounds of the intended directors and officers of Amalco.

***Graydon L.M. Kowal, President, Chief Executive Officer and Director***

Graydon Kowal attended Trinity Western University, Langley, B.C. before graduating in 1990 from Delta Helicopters, Delta B.C. as a commercial helicopter pilot. After beginning his commercial pilot career in the summer of 1990 with Pemberton Helicopters in Pemberton, B.C., Mr. Kowal moved to Highland Helicopters Ltd. in Vancouver, B.C. where he completed more advanced training and was assigned to their operations in High Level, Alberta. In 1992 he transferred to Highland's operations in Ft. Nelson, B.C. working with such companies as Poco Petroleum, Amber Energy, Talisman, Progress and Penn West. While at Highland, Mr. Kowal founded and operated a heavy equipment company and Northern Logging Support Inc., a logging company, both profitable enterprises that serviced the oil and gas industry around Ft. Nelson. In 1995, he left Highland and started his own helicopter company, Guardian Helicopters Inc. ("GHI"). From a peak of 8 helicopters, today GHI has 3 helicopters with a base office in Ft. Nelson, B.C. and head office at Springbank Airport, Calgary. With his extensive knowledge of the oil and gas industry in northeast B.C. and Alberta, Mr. Kowal started Guardian in March 2001 and has been the President and Chief Executive Officer of Guardian since March 2001 and of GHI, an affiliate of Guardian, since 1995.

***David G. Mallory, Vice President Finance, Chief Financial Officer and Director***

Mr Mallory has been the Chief Financial Officer and VP, Finance of Guardian since December 2004 and of Guardian Helicopters Inc. since September 2004. Prior thereto, he was the Chief Financial Officer of Flowing Energy Corporation from September 2000 to May 2004. In addition, Mr. Mallory was Chief Financial Officer of Questerre Energy Corporation from November 2000 to March 2003 and the interim Chief Financial Officer from September 2004 to September 2005. Mr. Mallory was also the President, Chief Executive Officer and Chief Financial Officer of Lemontonic Inc. (formerly Silicon Acquisition Inc.) from January 2000 to July 2002. In addition, Mr. Mallory is the President of 715502 Alberta Ltd., a private consulting company, since 1997.

***Melvin H. Chambers, Director***

Mr. Chambers was the President of IC Resources Ltd. from December 2003 to May 2005 and a team leader with Encana Oil & Gas Partnership/AEC/Amber Energy Inc. from December 1996 to December 2003. Mr. Chambers was a Senior Geologist with DeKalb Petroleum Corp. from April 1981 to April 1996. Mr. Chambers was also a Senior Geologist with CDC Oil & Gas Ltd. from November 1978 to April 1981 and a Geologist with Pacific Petroleums Ltd. from November 1975 to November 1978.

*Timothy Campbell, Director*

Mr. Campbell has over 30 years of experience in the oil and gas industry. He has been the Vice President, Land at Signal Energy Inc. from 2004 to present and was Vice President, Land and Corporate Development at Hawker Resources Inc. from 2003 to 2004, both companies listed on the TSX. Prior thereto, Mr. Campbell was the President of FarPoint Energy Corporation from 1997 to 2003. Since 1997 to the present, he has been the President of Minus 9 Technologies Inc., a seismic processing technology company he co-founded. Mr. Campbell holds business degrees from Rocky Mountain College and the University of Nevada.

*David R.P. Mears, Director*

Mr. Mears is the President and CEO and former Chairman of BrazAlta Resources Corp., which is listed on TSX Venture Exchange. Mr. Mears has over 10 years of capital markets experience, most recently with the Investment Banking group of Wolverton Securities Ltd. in Calgary and prior thereto, with Haywood Securities Inc., the Calgary office which he co-founded in 2002. Mr. Mears also was an Investment Advisor with Scotia McLeod from 1995 to 2000. Mr. Mears is the past President of Semper Energy Ltd. which merged with Val Vista Energy Ltd.. Mr. Mears sits on numerous boards of TSXV listed resource companies and is a principal and co-founder of Sierra Vista Energy Ltd.

*William L. McKenzie, Vice President, Exploration*

Mr. McKenzie was the Vice President Exploration of Aquest Energy Ltd. from January 2003 to August 2005. Prior thereto, a geological consultant with CornerStone Energy Inc. from January 2002 to December 2002 and the Vice President and Manager Exploration with Tikal Resources Inc. from January 1998 to January 2002. Mr. McKenzie's prior positions in the oil and gas industry included senior geologist with Poco Petroleums from August 1992 to January 1998, Exploration Manager and senior geologist with Encor Inc. from October 1987 to April 1992 and District Manager and exploration geologist with Dome Petroleum from March 1979 to October 1987.

*Scott Reeves, Corporate Secretary*

Mr. Reeves has been a partner with the Calgary-based law firm of TingleMerrett LLP since 2003, prior to which he was with the Calgary office of Bennett Jones LLP. He is currently a director and/or officer of Madison Energy Corp., Canyon Creek Food Company Ltd. and Kodiak Energy Services Ltd., all listed on the TSX Venture Exchange as well as being an officer and director of several other private companies. Mr. Reeves is also on the Alberta advisory board of the TSX Venture Exchange.

*Corporate Cease Trade Orders or Bankruptcies*

Other than as disclosed below, during the past ten years, none of the proposed directors, officers and promoters of Amalco or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco was a director, officer or promoter of any other issuer that was, during his or her tenure, the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Mallory was a director of Questerre Energy Corporation ("Questerre") when on April 1, 2004, Questerre Beaver River Inc. ("QBR"), a wholly owned subsidiary of Questerre, was granted an Order by the Court of Queen's Bench of Alberta providing for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On June 22, 2004, Questerre also applied for and was granted an Order by the Court of Queen's Bench of Alberta providing for creditor protection under CCAA. Questerre filed Plans of Compromise or Arrangement (the "Plans") under the CCAA for the settlement of all outstanding claims. The Plans were approved by the requisite majority of unsecured creditors at meetings of creditors held on August 31, 2004 and sanctioned by the Court of Queen's Bench of Alberta on September 9, 2004. Questerre and QBR subsequently emerged from Court protection on October 8, 2004.

*Penalties or Sanctions*

None of the proposed directors, officers and promoters of Amalco, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Amalgamation.

*Personal Bankruptcies*

None of the proposed directors, officers and promoters of Amalco, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, during the past ten years, have been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

*Conflicts of Interest*

There are no existing or potential material conflicts of interest between Amalco or a subsidiary of Amalco and a proposed director, officer or promoter of Amalco or a subsidiary of Amalco.

*Other Reporting Issuer Experience*

The following table sets out the proposed directors, officers and promoters of Amalco that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| **David G. Mallory** | Questerre Energy Corporation | TSX | Director | 11/2000 | Present |
| | Questerre Energy Corporation | TSX | Chief Financial Officer | 11/2000 | 03/2003 |
| | Questerre Energy Corporation | TSX | Interim Chief Financial Officer | 09/2004 | 09/2005 |
| | Lemontonic Inc. | TSX Venture | Director | 06/2000 | 04/2005 |
| | Lemontonic Inc. | TSX Venture | President, Chief Executive Officer and Chief Financial Officer | 06/2000 | 07/2002 |
| | Flowing Energy Corporation | TSX | Director | 03/ 2001 | 05/2004 |
| | Flowing Energy Corporation | TSX | Chief Financial Officer | 09/2000 | 05/2004 |
| | Flowing Energy Corporation | TSX | Corporate Secretary | 11/2003 | 05/2004 |
| | Oxbow Equities Corp. | TSX | Chief Financial Officer | 08/ 1997 | 10/1999 |
| | Point of Care Technologies Inc. | OTCBB | Director | 01/1997 | 10/1999 |
| | CPM Technologies Inc. | TSX Venture | Secretary | 11/1996 | 04/1998 |
| | TransAlta Utilities Corporation | TSX | Controller | 06/1994 | 05/1996 |

| Name | Name of Reporting Issuer | Name of Exchange or Market | Position | From | To |
|---|---|---|---|---|---|
| **Scott Reeves** | Welwyn Energy Ltd. | TSX Venture | Corporate Secretary | 06/2000 | 05/2002 |
| | Shore Gold Inc. | TSX Venture | Corporate Secretary | 06/2001 | 01/2004 |
| | Red-Tail Infotech Inc. | TSX Venture | Corporate Secretary | 09/2001 | 09/2002 |
| | Rockvale Resources Ltd. | TSX Venture | Corporate Secretary | 12/2001 | 09/2002 |
| | Canyon Creek Food Company Ltd. | TSX Venture | Director and Corporate Secretary | 11/2003 | Present |
| | Promotional Products International, Ltd. | TSX Venture | Director and Corporate Secretary | 11/2003 | 03/2004 |
| | Kodiak Energy Services Ltd. | TSX Venture | Director and Corporate Secretary | 10/2003 | Present |
| | Madison Energy Corp. | TSX Venture | Director | 08/2003 | Present |
| | Madison Energy Corp. | TSX Venture | Corporate Secretary | 08/2004 | Present |
| | Bishop Gold Inc. | TSX Venture | Director | 08/2004 | 01/2005 |
| | Bishop Gold Inc. | TSX Venture | Corporate Secretary | 08/2004 | Present |
| | Life Science Institute Inc. | TSX Venture | Director and Corporate Secretary | 12/2004 | 01/2005 |
| **William L. McKenzie** | Aquest Energy Ltd. | TSX | Vice President Exploration | 01/ 2003 | Present |
| | Tikal Resources Ltd. | TSX | Vice President Exploration | 01/ 2001 | 01/ 2002 |
| **Timothy Campbell** | Signal Energy Inc. | TSX | Vice President Land | 11/2004 | Present |
| | Hawker Resources Inc. | TSX | Vice President Land and Corporate Development | 12/2003 | 10/2004 |
| | March Resources Corp. | TSX Venture | Director | 03/2004 | Present |
| **David R.P. Mears** | Brazalta Resources Corp. | TSX Venture | President and Chief Executive Officer | 09/2005 | Present |
| | Sierra Vista Energy Ltd. | TSX Venture | Director and Chairman | 06/2005 | Present |
| | Rifco Inc. | TSX Venture | Director | 11/2005 | Present |
| | Radar Acquisitions Corp. | TSX Venture | Director | 05/2005 | Present |
| | March Resources Corp. | TSX Venture | Director and Chairman | 06/2003 | 09/2005 |

## Selected Unaudited Pro Forma Financial Information

The following table sets out certain financial information for Resilient and Guardian, as well as certain unaudited pro forma consolidated financial information after giving effect to the Amalgamation and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma financial statements of Amalco set forth in Appendix "C" to this Joint Proxy Circular. The information presented below and in Appendix "C" assumes completion of the Amalgamation in accordance with the Amalgamation Agreement.

| | Guardian as at and for the three months ended November 30, 2005 prior to giving effect to the Amalgamation (unaudited) | Resilient as at and for the three months ended December 31, 2005 prior to giving effect to the Amalgamation (unaudited) | Pro Forma as at and for the three months ended November 30, 2005 after giving effect to the Amalgamation (unaudited) |
|---|---|---|---|
| Total revenues | $686,484 | Nil | $911,771 |
| Net Income (Loss) | $(751,141) | $(5,299,800) | $(5,940,456) |
| Per share (basic) | $(0.028) | $(0.459) | $(0.308) |
| Per share (fully diluted) | $(0.028) | $(0.459) | $(0.308) |
| Total assets | $5,476,961 | $2,846,941 | $18,794,553 |
| Total long term liabilities | $462,493 | $312,879 | $807,099 |
| Cash dividends declared | Nil | Nil | Nil |

## Amalco Securities

Amalco will be authorized to issue an unlimited number of Amalco Shares without nominal or par value, of which 20,000,000 Amalco Shares will be issued and outstanding as fully paid and non-assessable after giving effect to the Amalgamation. In addition, assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000, up to 1,746,133 Amalco Shares are expected to be reserved for issuance on exercise of Guardian Warrants, up to 423,607 Amalco Shares are expected to be reserved for issuance on exercise of Guardian Agent's Warrants, up to 209,892 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Warrants, up to 76,554 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Agent's Options and up to 33,872 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Options. In addition, it is expected that additional Amalco Shares will be reserved for issuance under the Amalco Stock Option Plan, if approved at the Meetings.

### *Amalco Shares*

The holders of Amalco Shares will be entitled to dividends as and when declared by the board of directors of Amalco, to one vote per share at meetings of shareholders of Amalco and, upon liquidation, to receive such assets of Amalco as are distributable to the holders of Amalco Shares. All of the Amalco Shares to be outstanding on completion of the Amalgamation will be fully paid and non-assessable.

### *Amalco Preferred Shares*

Preferred shares of Amalco may be issued from time to time in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions which the board of directors of Amalco determines prior to the issue thereof. The preferred shares rank prior to the Amalco Shares with respect to the payment of dividends and distribution in the event of liquidation, dissolution or winding-up of Amalco.

## Pro Forma Consolidated Capitalization

The following table sets forth the capitalization of Guardian and Resilient prior to the Amalgamation and of Amalco on a pro forma basis after giving effect to the Amalgamation. The following information should be read in conjunction with the unaudited pro forma consolidated balance sheet of Amalco set forth in Appendix "C" to this Joint Proxy Circular. The information presented below and in Appendix "C" assumes completion of the Amalgamation in accordance with the Amalgamation Agreement.

| Authorized | Guardian as at November 30, 2005 prior to giving effect to the Amalgamation (Unaudited) | Resilient as at December 31, 2005 prior to giving effect to the Amalgamation (Audited) | Pro Forma Amalco as of November 30, 2005 after giving effect to the Amalgamation (Unaudited) |
|---|---|---|---|
| Bank Debt | 1,210,000 | Nil | 1,210,000 (1) |
| Common Shares – unlimited | 2,984,921 | 6,806,313 | 15,779,037 (1) |
| Preferred Shares – unlimited | Nil | Nil | Nil |

**Note:**

(1) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000, up to 1,746,133 Amalco Shares are expected to be reserved for issuance on exercise of Guardian Warrants, up to 423,607 Amalco Shares are expected to be reserved for issuance on exercise of Guardian Agent's Warrants, up to 209,892 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Warrants, up to 76,554 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Agent's Options and up to 33,872 Amalco Shares are expected to be reserved for issuance on exercise of Resilient Options. In addition, it is expected that additional Amalco Shares will be reserved for issuance under the Amalco Stock Option Plan, if approved at the Meetings.

### Fully Diluted Share Capital of Amalco

In addition to the information set out in the capitalization table above, the following table sets out the pro forma fully diluted share capital of Amalco after giving effect to the Amalgamation:

| | Number of Securities | Percentage of Total |
|---|---|---|
| Amalco Shares issued as at Effective Date | 20,000,000 | 88.9% |
| Amalco Shares reserved for issuance on exercise of Resilient Warrants, assuming all such Resilient Warrants are exercised | 209,892 | 0.9% |
| Amalco Shares reserved for issuance on exercise of Resilient Agent's Options, assuming all such Resilient Agent's Options are exercised | 76,554 | 0.3% |
| Amalco Shares reserved for issuance on exercise of Resilient Options, assuming all such Resilient Options are exercised | 33,872 | 0.1% |
| Amalco Shares to be issued upon exercise of Guardian Warrants, assuming all such Guardian Warrants are exercised | 1,746,133 | 7.8% |
| Amalco Shares to be issued upon the exercise of Guardian Agent's Warrants, assuming all such Guardian Agent's Warrants are exercised | 423,607 | 2.0% |
| TOTAL NUMBER OF FULLY DILUTED AMALCO SHARES | 22,490,058 | 100% |

### Executive Compensation of Amalco

The compensation to be paid to the directors, officers and consultants of Amalco has not yet been determined. The compensation of the directors and officers of Amalco will be determined by the Board of Directors of Amalco and/or the Compensation Committee of Amalco (if such committee is constituted by the Board of Directors) subsequent to the completion of the Amalgamation. It is currently contemplated that Amalco's executive compensation program will consist of two components: base salary and stock options. Base salaries are expected to be determined based on competitive levels for publicly listed oil and gas companies of comparable size.

### Principal Shareholders of Amalco

The following table sets forth, to the best of the knowledge of the directors and senior officers of Guardian and Resilient as of the date hereof, the only persons, corporations or other entities (other than securities depositories) who will beneficially own, directly or indirectly, or exercise control or discretion over voting securities carrying more than 10% of the voting rights attached to Amalco Shares following the successful completion of the Amalgamation:

| Name | Number of Amalco Shares[(1)] | Percentage of Outstanding Amalco Shares[(1)] |
|---|---|---|
| Graydon L.M. Kowal | 7,430,150 | 37.2% |

**Note:**

(1) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

### Escrowed Securities

There are currently no Resilient Shares or Guardian Shares held in escrow and no Amalco Shares will be subject to escrow.

### Auditor, Transfer Agent and Registrar

Subject to receipt of shareholder approval at the Meeting, the first auditors of Amalco shall be Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants, Calgary, Alberta. See "Part II – Matters to be Acted on at the Meeting – Auditors of the Amalco". The transfer agent and registrar for Amalco will be Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, the current registrar and transfer agent for Resilient.

## RIGHT OF DISSENT

Pursuant to Section 191 of the ABCA, the registered holders of Resilient Shares and Guardian Shares are entitled to dissent in respect of the Amalgamation Resolution and be paid by Amalco the fair value of such Resilient Shares or Guardian Shares, as applicable, if the Amalgamation Resolution is passed and such registered holder provides Resilient or Guardian, as applicable (otherwise referred to herein as "Dissentco" and shall mean Amalco once the Certificate of Amalgamation is issued by the Registrar), with a written objection to the Amalgamation Resolution at or before the Meetings and otherwise complies with the procedure set out in Section 191 of the ABCA. The following is a summary of the provisions of Section 191 of the ABCA. **The statutory provisions dealing with the right of dissent are technical and complex. Any shareholders who wish to exercise their right of dissent should seek their own legal advice, as failure to comply strictly with the provisions of Section 191 of the ABCA may prejudice their right of dissent.**

In order for a shareholder to dissent, a written objection (an "Objection Notice") to the Amalgamation Resolution must be received, in the case of a Resilient Shareholder, by the President of Resilient at the registered office of Resilient, Suite 550, 435 – 4th Avenue S.W., Calgary, Alberta, T2P 3A8, Attention: Bud McDonald, or by the Chairman of the Resilient Meeting, at or before the Resilient Meeting and, in the case of a Guardian Shareholder, by the President of Guardian at the registered office of Guardian, Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta, T2P 0M9, Attention: Graydon L.M. Kowal, or by the Chairman of the Guardian Meeting, at or before the Guardian Meeting. A vote against the Amalgamation Resolution, an abstention, or the execution of a proxy to vote against the Amalgamation Resolution does not constitute an Objection Notice.

Dissenting Shareholder may only claim under Section 191 with respect to all the securities of a class held by such Dissenting Shareholder, or on behalf of any one beneficial owner, and registered in the Dissenting

Shareholder's name. A shareholder wishing to exercise the right of dissent with respect to such shares shall not have voted those securities at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Amalgamation Resolution. Beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holder of shares is entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned by such shareholder to be registered in their name prior to the time the Objection Notice is required to be received, or alternatively, make arrangements for the registered shareholder to dissent on the beneficial securityholder's behalf.

If the Amalgamation Resolution approving the Arrangement is acted upon, Dissentco or a Dissenting Shareholder may make application to the Court to fix the fair value of the shares of such Dissenting Shareholder. If an application is made to the Court, unless the Court otherwise orders, Dissentco must send to each Dissenting Shareholder a written offer to pay such Dissenting Shareholder an amount considered by Dissentco to be the fair value of such Dissenting Shareholder's shares. Offers to each Dissenting Shareholder must be sent at least 10 days before the application is returnable, if Dissentco is the applicant, or within 10 days after Dissentco is served with notice of the application, if a shareholder is the applicant, and must be on the same terms and must contain or be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an arrangement with Dissentco for the purchase of the Dissenting Shareholder's shares by Dissentco in the amount of the offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

On an application under Section 191, the Court must make an order fixing the fair value of the shares of all Dissenting Shareholders, giving judgment in that amount against Dissentco and in favour of each Dissenting Shareholder, and fixing the time within which Dissentco must pay that amount to a shareholder.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Dissenting Shareholder ceases to have any rights as a securityholder until the date of payment.

A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of the Dissenting Shareholder's shares, and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Shareholder ceases to have any rights as a securityholder other than the right to be paid the fair value of the shares in the amount agreed to between Dissentco and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the earliest of the Effective Date, the making of an agreement between Dissentco and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's shares or the pronouncement of the order of the Court fixing the fair value of the shares. Until any of the foregoing events occur, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or Dissentco may rescind the resolution in question and in either event, proceedings under Section 191 shall be discontinued.

Dissentco shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Dissentco is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of Dissentco' assets would thereby be less than the aggregate of its liabilities. In such event, Dissentco shall notify each Dissenting Shareholder within 10 days after the pronouncement of the Court or the making of an agreement between a shareholder and Dissentco as to the payment to be made for shares, that it is unable lawfully to pay Dissenting Shareholders for their securities, in which case the Dissenting Shareholder may, by written notice to Dissentco within 30 days after receipt of such notice, withdraw the Objection Notice, in which case such securityholder shall be deemed to have participated in the Amalgamation.

Under the Amalgamation, shareholders who have given an Objection Notice to Dissentco which remains outstanding on the Effective Date and:

1. who are ultimately entitled to be paid fair value for the shares in respect of which they dissent shall be deemed to have transferred such shares to Dissentco for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

2. who are ultimately not entitled to be paid fair value for the shares in respect of which they dissent, shall not be, or be reinstated as, shareholders but for purposes of receipt of consideration shall be treated as if they had participated in the Amalgamation on the same basis as a non-dissenting shareholder, and, accordingly, shall be entitled to receive Amalco Shares on the basis set forth in the Amalgamation Agreement;

provided, however, that in no case shall Dissentco be required to recognize such holders of shares as shareholders of Dissentco after the Effective Date.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "F" to this Joint Proxy Circular and consult their own legal advisor.**

The Amalgamation Agreement provides, as a condition to the obligations to complete the Arrangement that holders of not more than 10% of the issued and outstanding Resilient Shares or Guardian Shares shall have exercised rights of dissent in connection with the Amalgamation.

## RISK FACTORS

An investment in Resilient Shares, Guardian Shares and Amalco Shares should be considered highly speculative, not only due to the nature of Resilient's and Guardian's existing business and operations, but also because of the uncertainty related to completion of the Amalgamation and the business of Amalco if the Amalgamation is completed. In addition to the other information or risk factors included, or incorporated by reference, in this Joint Proxy Circular, an investor should carefully consider each of, and the cumulative effect of, the following factors, which assume the completion of the Amalgamation.

### *Completion of the Amalgamation*

The completion of the Amalgamation is subject to several conditions under the Amalgamation Agreement. See "Part III – The Amalgamation – Summary of Proposed Amalgamation – Conditions to the Amalgamation". In the event that any of those conditions are not satisfied or waived, the Amalgamation will not be completed.

### *Exploration, Development and Production Risks*

An investment in the Resilient Shares, Guardian Shares and Amalco Shares is speculative due to the nature of their involvement in the exploration, development and production of oil and natural gas and their stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by Amalco will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Amalco depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Amalco will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified,

Amalco may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Amalco will have limited reserves and producing oil and gas properties and a limited history of business operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

***Insurance***

Amalco's involvement in the exploration for and development of oil and gas properties may result in Amalco becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling Amalco will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Amalco may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Amalco. The occurrence of a significant event that Amalco is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Amalco's financial position, results of operations or prospects.

***Prices, Markets and Marketing of Crude Oil and Natural Gas***

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which will be beyond the control of Amalco. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices or natural gas prices, leading to a reduction in the volume of Amalco's oil and gas reserves. Amalco might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Amalco's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Amalco will in part be determined by the borrowing base of Amalco. A sustained material decline in prices from historical average prices could limit or reduce Amalco's borrowing base, thereby reducing the bank credit available to Amalco, and could require that a portion of any existing bank debt of Amalco be repaid.

In addition to establishing markets for its oil and natural gas, Amalco must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Amalco will be affected by numerous factors beyond its control. Amalco will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Amalco. The ability of Amalco to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Amalco will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Amalco will have limited direct experience in the marketing of oil and natural gas.

*Substantial Capital Requirements; Liquidity*

The proposed management of Amalco anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Amalco's future revenues or future reserves decline, Amalco may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Amalco. Moreover, future activities may require Amalco to alter its capitalization significantly. The inability of Amalco to access sufficient capital for its operations could have a material adverse effect on Amalco's financial condition, results of operations or prospects.

*Competition*

Amalco will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which will have significantly greater financial resources than Amalco. Amalco's competitors will include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Amalco's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than Amalco.

Certain of Amalco's customers and potential customers will also be exploring for oil and natural gas, and the results of such exploration efforts could affect Amalco's ability to sell or supply oil or gas to these customers in the future. Amalco's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

*Environmental Risks*

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Amalco to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Amalco's financial condition, results of operations or prospects.

*Kyoto Protocol*

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Amalco's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Amalco to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for the various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity with Amalco's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Amalco.

*Reserves Replacement*

Amalco's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Amalco successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Amalco may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Amalco's reserves will depend not only on Amalco's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Amalco's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

*Reliance on Operators and Key Employees*

To the extent Amalco is not the operator of its oil and gas properties, Amalco will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Amalco will be largely dependent upon the performance of its management and key employees. The proposed management of Amalco does not anticipate having any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Amalco. In assessing the risk of an investment in Amalco Shares, potential investors should realize that they are relying on the experience, judgement, discretion, integrity and good faith of the proposed management of Amalco. An investment in Amalco Shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

*Conflicts of Interest*

Certain of the directors and officers of Amalco will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers of Amalco may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. To the proposed management of Amalco's knowledge, as at the date hereof there are no existing or potential material conflicts of interest between Amalco and a proposed director or officer of Amalco except as otherwise disclosed herein.

*Permits and Licenses*

The operations of Amalco may require licenses and permits from various governmental authorities. There can be no assurance that Amalco will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

*Additional Funding Requirements*

Amalco's cash flow from its future reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Amalco may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Amalco to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Amalco's future revenues from its future reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Amalco's ability to expend the necessary capital to replace its reserves or to maintain its production. If Amalco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

*Issuance of Debt*

From time to time Amalco may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Amalco's debt levels above industry standards. Neither Amalco's articles nor its by-laws limit the amount of indebtedness that Amalco may incur. The level of Amalco's indebtedness from time to time could impair Amalco's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

*Fluctuations in U.S. and Canadian dollar Exchange Rates*

Commodity prices and costs related to Amalco's activities, if and when applicable, will generally be based on a U.S. dollar market price. Fluctuations in the U.S. and Canadian dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse impact on Amalco.

*Availability of Drilling Equipment and Access Restrictions*

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Amalco and may delay exploration and development activities.

## INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Resilient, Guardian or Amalco in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Resilient and Guardian are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

*Pricing and Marketing - Oil and Natural Gas*

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

*The North American Free Trade Agreement*

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

*Provincial Royalties and Incentives*

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Resilient and Guardian to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that Resilient and Guardian will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

*Land Tenure*

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

*Environmental Regulation*

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the "APEA"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Resilient and Guardian are, and Amalco will be, committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Resilient and Guardian believe that they are in material compliance with applicable environmental laws and regulations. Resilient and Guardian also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations applicable to Resilient Shareholders and Guardian Shareholders who participate in or who dissent to the Amalgamation and who, at all relevant times for the purposes of the Tax Act are, or are deemed to be, residents of Canada, and who hold or will hold their Resilient Shares, Guardian Shares and Amalco Shares, as the case may be, as capital property and deal or will deal at arm's length with, and are not and will not be affiliated with, Resilient, Guardian and Amalco. This summary is not applicable to a Resilient Shareholder or Guardian Shareholder that is a "financial institution" as defined in the Tax Act for the purpose of the "mark to market" rules, a "specified financial institution" under the Tax Act or an interest in which would be a "tax shelter investment" under the Tax Act. Any such shareholder should consult his or her own tax advisors with respect to all tax matters relating to or arising from the Amalgamation. Resilient Shares, Guardian Shares and Amalco Shares will generally be considered to be capital property of a holder thereof unless held in the course of carrying on a business or in an adventure in the nature of trade. Resilient Shareholders, Guardian Shareholders and holders of Amalco Shares who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the Tax Act.

This summary is based upon the provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations"), all published proposals from the Government of Canada to enact amendments to the Tax Act or to the Regulations and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

**This summary provides general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Resilient Shareholder or Guardian Shareholder. Accordingly, Resilient Shareholders and Guardian Shareholders are advised to consult their tax advisors to determine any tax consequences to them relating to or arising from the Amalgamation in the context of their own particular circumstances.**

***Participation in the Amalgamation***

A Resilient Shareholder or Guardian Shareholder who participates in the Amalgamation will be deemed to have disposed of their Resilient Shares or Guardian Shares, as the case may be, for proceeds of disposition equal to the adjusted cost base thereof and to have acquired Amalco Shares for the same amount. Such a shareholder will not realize a capital gain or capital loss as a result of the Amalgamation. The cost of an Amalco Share to a shareholder generally will be the average of the cost of all Amalco Shares held by such shareholder as capital property.

Where a shareholder of Amalco disposes of, or is deemed to dispose of, an Amalco Share (except to Amalco), the shareholder will realize a capital gain (or capital loss) to the extent the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Amalco Shares. One-half of any capital gain (the "taxable capital gain") realized by a shareholder of Amalco will be included in the shareholder's income in the year of disposition and one-half of any capital loss (the "allowable capital loss") realized by a shareholder must be applied to reduce taxable capital gains in the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may be applied to reduce capital gains in the three prior taxation years or any future taxation year, to the extent and in the circumstances prescribed in the Tax Act. If the shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such Amalco Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such Amalco Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay the refundable tax of 6⅔% on "aggregate investment income" (as defined in the Tax Act), including taxable capital gains.

***Dissenting Shareholders***

Under the current administrative practices of the CRA, where a Dissenting Shareholder receives the fair market value for his or her Resilient Shares or Guardian Shares, as the case may be, from Amalco, such shareholder will be considered to have disposed of his or her Resilient Shares or Guardian Shares, as the case may be, for proceeds of disposition equal to the amount received by the Dissenting Shareholder less any interest awarded by the Court. Such a disposition will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Resilient Shares or Guardian Shares, as the case may be. The tax treatment of capital gains and capital losses is discussed above. Any interest awarded to a Dissenting Shareholder by the Court must be included in the Dissenting Shareholder's income for the purposes of the Tax Act. In addition, a Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act ) may be liable to pay the refundable tax of 62/3% on "aggregate investment income" (as defined in the Tax Act), including interest income.

## SPONSOR AND RELATIONSHIP OF SPONSOR TO ISSUER

WWCM, subject to completion of satisfactory due diligence, has agreed to act as sponsor in connection with the Amalgamation. In this connection, the Sponsor will receive the Sponsor's Fee. Investors are cautioned that an agreement to sponsor should not be construed as any assurance with respect of the merits of the Amalgamation, the likelihood of its completion or listing of the Amalco Shares on the TSX. In management's view, the Sponsor cannot affect materially the operations of Amalco and neither Resilient nor Guardian is indebted to the Sponsor or any related party of the Sponsor. In addition, the Sponsor is neither a related nor connected party to Resilient nor Guardian under applicable securities legislation.

## CONFLICTS OF INTEREST

Neither Resilient nor Guardian is a related party or connected party (as such terms are used under applicable securities legislation) of the Sponsor and management is not aware of any existing or potential conflicts of interest among Resilient, Guardian and the Sponsor.

## STOCK EXCHANGE LISTINGS

The Resilient Shares are listed on the TSX under the symbol "RRL". On March 3, 2006, the last date that the Resilient Shares traded on the TSX prior to the date Resilient publicly announced the proposed Amalgamation, the closing trading price of the Resilient Shares, as reported by the TSX, was $0.25 per Resilient Share. On March 6, 2006, the first day on which a trade of Resilient Shares occurred on the TSX following the announcement that Resilient had entered into the Amalgamation Agreement, the closing trading price of the Resilient Shares, as reported by the TSX, was $0.40 per Resilient Share. On March 17, 2006, the last day of a trade before the date of the Joint Proxy Circular, the closing trading price of the Resilient Shares on the TSX, as reported by such exchange, was $0.295 per Resilient Share.

There is no public market for the outstanding Guardian Shares.

In order to complete the Amalgamation, Amalco will have to meet the original listing requirements of the TSX for an oil and gas company. Application will be made to the TSX for the listing of the Amalco Shares issuable upon completion of the Amalgamation and those Amalco Shares which will be issuable upon exercise of any securities convertible into or exercisable for Amalco Shares following the Amalgamation. Listing is subject to the approval and requirements of the TSX. If such TSX listing approval is not obtained, the Amalgamation will not be completed and Resilient's listing on the TSX may be lost as a result of it not being able to meet the TSX's listing maintenance requirements. If Resilient's listing on the TSX is lost, there may be no public market for the Resilient Shares.

## FEES AND EXPENSES

Costs of completing the Amalgamation, including expenses incurred by Resilient and Guardian in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees, are estimated to be approximately $500,000 in aggregate.

## PUBLIC AND INSIDER OWNERSHIP

Upon completion of the Amalgamation, and assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000, the directors, officers and other insiders of Amalco, together with their respective associates and affiliates, will hold or exercise control or direction over, directly or indirectly, an aggregate of 8,666,395 Amalco Shares, representing approximately 43.33 % of the issued and outstanding Amalco Shares. The public will hold the balance of the 11,333,605 Amalco Shares, representing approximately 56.67% of the issued and outstanding Amalco Shares.

## INVESTOR RELATIONS AND ARRANGEMENTS

Neither Resilient nor Guardian have entered into any written or oral agreement or understanding with any person or company to provide any promotional or investor relations services for Resilient or Amalco or its securities.

## PART IV – INFORMATION CONCERNING RESILIENT

### Corporate Structure

Resilient Resources Ltd. ("Resilient") was incorporated as 519094 Alberta Ltd. under the laws of the Province of Alberta on February 20, 1992. On April 8, 1992, 519094 Alberta Ltd. changed its name to White Oak Energy Ltd., and on February 19, 1993, White Oak Energy Ltd. changed its name to K2 Energy Corp. On May 17, 2005 K2 Energy Corp. changed its name to Resilient Resources Ltd. and consolidated its common shares on a one for thirty basis. The head and registered office of Resilient is located at Suite 550, 435 – 4th Avenue S. W., Calgary, Alberta, T2P 3A8.

Resilient has two wholly-owned subsidiaries, K2 America Corp. and K2 Operating Corp. K2 America Corp. and K2 Operating Corp. were incorporated under the laws of the State of Montana on November 16, 1995 and February 12, 1998 respectively. K2 America Corp. holds all of Resilient's oil and gas assets and K2 Operating Corp. does not have any assets, liabilities or business.

Unless otherwise indicated by the context, reference in this Joint Proxy Circular to "Resilient" means Resilient Resources Ltd. together with its subsidiaries.

### Documents Incorporated by Reference

Information has been incorporated by reference in this Joint Proxy Circular from documents filed with certain securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Manager, Investor Relations and Corporate Affairs of Resilient at Suite 550, 435 – 4th Avenue S. W., Calgary, Alberta, T2P 3A8, telephone (403) 269-5870. Copies of the documents incorporated herein by reference are also available at www.sedar.com.

The following documents of Resilient, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Circular:

(a) Resilient's annual information form for the year ended December 31, 2005 dated March 20, 2006;

(b) the audited consolidated financial statements of Resilient as at and for the years ended December 31, 2005, 2004 and 2003, the auditor reports thereon and management's discussion and analysis for such years; and

(c) any material change report filed by Resilient after the date of this Joint Proxy Circular and prior to the Meeting.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Proxy Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission**

**to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Circular.**

### Price Range and Trading Volume of Resilient Shares

The outstanding Resilient Shares are traded on the TSX under the trading symbol "RRL". The following table sets forth the closing price range and trading volume of the Resilient Shares for the periods indicated.

| Period | High | Low | Volume |
|---|---|---|---|
| **2004** | | | |
| First Quarter | $0.37 | $0.24 | 4,951,967 |
| Second Quarter | $0.32 | $0.175 | 4,115,957 |
| Third Quarter | $0.21 | $0.115 | 7,870,099 |
| Fourth Quarter | $0.16 | $0.045 | 8,497,961 |
| **2005** | | | |
| First Quarter | $0.15 | $0.03 | 42,474,150 |
| Second Quarter | $1.30 | $0.035 | 9,419,051 |
| Third Quarter | $1.72 | $0.65 | 881,155 |
| October | $1.63 | $1.10 | 316,692 |
| November | $1.31 | $0.81 | 123,118 |
| December | $0.80 | $0.335 | 388,128 |
| **2006** | | | |
| January | $0.45 | $0.315 | 568,136 |
| February | $0.40 | $0.14 | 985,476 |
| March 1-17 | $0.48 | $0.23 | 1,211,193 |

**Notes:**
(1) From January 2004 to May 17, 2005, the Resilient Shares traded on the TSX under the symbol "KTO".
(2) The Resilient Shares were consolidated on a one for thirty basis on May 17, 2005 and began trading on a consolidated basis on May 18, 2005.

### Principal Shareholders

Other than 1,543,829 Resilient Shares owned by Aquilon Capital Corp. representing 12.85% of the current issued and outstanding Resilient Shares, to the knowledge of the directors and officers of Resilient, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Resilient Shares.

### Corporate Cease Trade Orders or Bankruptcies

During the past ten years, none of the current directors and officers of Resilient was a director, officer or promoter of any other issuer that was, during his or her tenure, the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

### Penalties and Sanctions

None of the current directors and officers of Resilient have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body.

### Personal Bankruptcies

None of the current directors and officers of Resilient during the past ten years, have been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

### Conflicts of Interest

There are no existing or material conflicts of interest between Resilient or a subsidiary of Resilient and a director or officer of Resilient or a subsidiary of Resilient.

### Executive Compensation

The following table discloses, for the periods indicated, total compensation received by Resilient's Chief Executive Officer for the last three fiscal years (collectively, the "Named Executive Officers").

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted[1] (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| D.M. (Bud) McDonald[2] President and Chief Executive Officer | 2005 | 145,000 | Nil | Nil | 70,000 | Nil | Nil | Nil |
| David H. Young[3] Former President and Chief Executive Officer | 2004 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2003 | Nil | Nil | Nil | 30,000 | Nil | Nil | Nil |
| Paul A. MacKay[4] Former President and Chief Executive Officer | 2003 | 70,480 | Nil | Nil | 200,000 | Nil | Nil | Nil |

Notes:

(1) Each option entitles the holder to acquire one Resilient Share. The unexercised options granted to Mr. McKay and Mr. Young have all terminated.

(2) Mr. D.M. (Bud) McDonald was appointed as President and Chief Executive Officer of Resilient on May 17, 2005. Prior to his appointment as President and Chief Executive Officer, Mr. McDonald was a consultant with Resilient. The annual compensation shown for Mr. McDonald for 2005 represents the total compensation received by Mr. McDonald from Resilient in 2005.

(3) Mr. Young was appointed as President and Chief Executive Officer of Resilient on July 14, 2003. The annual compensation shown for Mr. Young for 2003 and 2004 represents the total compensation received by Mr. Young from Resilient in 2003 and 2004, respectively. Mr. Young ceased to be the President and Chief Executive Officer of Resilient on February 17, 2005.

(4) Mr. MacKay was appointed as President and Chief Executive Officer of Resilient on December 13, 2002 and resigned from these positions on July 14, 2003. Prior to his appointment as President and Chief Executive Officer, Mr. MacKay was a part-time consultant with Resilient. The annual compensation shown for Mr. McKay for 2003 represents the total compensation received from Resilient by Mr. MacKay in 2003.

## Employment/Change of Control Agreements

Upon the completion of the Amalgamation, Mr. McDonald will receive a cash payment of $200,000 pursuant to a change of control agreement Mr. McDonald has with Resilient.

## Stock Options

### *Stock Option Plan*

Resilient has a stock option plan (the "Plan") pursuant to which the directors of Resilient may, from time to time, grant options to directors, officers, employees and consultants of Resilient and its subsidiaries. The number of options granted to an individual depends upon, among other things, the responsibilities placed upon such individual. The number of Resilient Shares that may be optioned under the Plan is limited to 233,334 Resilient Shares, subject to corporate reorganization or an increase approved by the shareholders of Resilient. The exercise price of options granted under the Plan is equal to the closing trading price of the Resilient Shares on the TSX on the day prior to the date of grant. Options granted under the Plan generally vest over periods of up to four years. In the event of a change of control of Resilient, all outstanding options become exercisable.

No options were exercised under the Plan for the 2005 fiscal year, and as of March 15, 2006, 191,597 Resilient Shares were reserved for issuance pursuant to the Plan.

### *Stock Options*

The following table sets forth information in respect of options exercised by the Named Executive Officers during the fiscal year ended December 31, 2005, the aggregate number of unexercised stock options held as at December 31, 2005, and the value of unexercised, in-the-money options as at December 31, 2005. The actual value of the unexercised in-the-money options will be determined by the market price of the Resilient Shares on the dates such options may be exercised by any of the optionees.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2005 | | Value of Unexercised in-the-money Options at December 31, 2005(1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| Bud (D.M.) McDonald | Nil | Nil | Nil | 70,000 | Nil | Nil |
| David H. Young(2) | Nil | Nil | Nil | 30,000 | Nil | Nil |

**Notes:**

(1) The closing trading price of the Resilient Shares on December 31, 2005 on the TSX was $0.37.

(2) Mr. Young's options terminated on May 17, 2005.

## Indebtedness of Directors and Executive Officers

None of the directors and officers of Resilient or any associate of any director or officer of Resilient is or has been indebted to Resilient at any time during the last completed financial year.

## Legal Proceedings

There are no legal proceedings that are material to Resilient to which Resilient or one of its subsidiaries is a party or of which any of their respective property is the subject matter.

## Interest of Informed Persons in Material Transactions

There are no material interests, direct or indirect, of any informed person of Resilient, of any directors and senior officers of Resilient, any shareholder who beneficially owns more than 10% of the Resilient Shares, or any known associate or affiliate of such persons in any proposed transaction which has materially affected or would materially affect Resilient other than as disclosed herein. See "Part II - Matters to be Acted on at the Meeting - Interest of Certain Persons and Companies in Matters to be Acted On".

To the knowledge of Resilient, the directors or officers of Resilient do not own, directly or indirectly, or exercise control or the direction over, any Guardian Shares. To the knowledge of Resilient, no other insiders of Resilient own, directly or indirectly, or exercise control or the direction over, any Guardian Shares.

**Transfer Agents and Registrars**

Resilient's transfer agent and registrar is Computershare Trust Company of Canada located at the following address:

6th Floor, Watermark Tower
530-8th Avenue SW
Calgary, AB T2P 3S8

Resilient's auditors are PricewaterhouseCoopers LLP Chartered Accountants located at the following address:

Petro-Canada Centre
111 5th Avenue SW, Suite 3100
Calgary, Alberta T2P 5L3

**Material Contracts**

Resilient has not entered into any material contracts, outside of the ordinary course of business, in the two years prior to the date hereof, other than the Amalgamation Agreement and those disclosed herein and the documents incorporated by reference herein.

## PART V – INFORMATION CONCERNING GUARDIAN

**Corporate Structure**

Guardian Exploration Inc. was incorporated on March 27, 2001 under the ABCA under the name "Guardian Resources Inc.". Guardian amended its articles to change its name to "Guardian Exploration Inc." on May 14, 2001. Guardian further amended its articles on December 8, 2004 to effect a stock split and to remove the private company restrictions. On September 29, 2005, Guardian amended its articles to effect another stock split.

The head office of Guardian is located at 538 Hurricane Drive, Springbank Airport, Calgary, Alberta T3Z 3S8 and its registered office is located at Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta T2P 0M9.

Guardian is not a reporting issuer in any jurisdiction and its securities are not listed for trading on any stock exchange.

**General Development of Business**

Guardian was formed for the purpose of acquiring, exploring, developing and producing petroleum and natural gas in western Canada.

Prior to 2003, Guardian held a number of minor, non-operated royalty interests in oil and gas properties in Alberta and British Columbia. All of these interests were sold in 2003.

On January 12, 2004, Guardian entered into a participation agreement (the "Clarke Lake Participation Agreement") with Aquest Energy Ltd. ("Aquest") to participate and earn an interest in the Clarke Lake Pine Point

"E" Pool in northeast British Columbia. The Clarke Lake Participation Agreement provided Guardian with an opportunity to participate with Aquest by assuming 44.25% of all the rights and obligations under a Farmout and Option Agreement dated December 18, 2003 (the "Farmout and Option Agreement") among Devon Canada, Petro-Canada Oil and Gas and Aquest. The Farmout and Option Agreement provided Aquest and Guardian with an opportunity to: (i) drill a re-entry well (b-A89-K/94-J-10 well) and each earn a 26.55% working interest in the three northern spacing units of B.C. Lease No. 46650; and (ii) drill an option well and each earn a 26.55% working interest in the three southern spacing units in B.C. Lease No. 46650. Aquest (as operator) and Guardian subsequently satisfied their obligations under the Farmout and Option Agreement and earned their complete interests in the six spacing units comprising B.C. Lease No. 46650. See "Part V – Information Concerning Guardian – Narrative Description of the Business – Drilling Activity".

On December 17, 2004, Guardian entered into a participation agreement (the "Muskwa Participation Agreement") with Aquest to participate and earn an interest in the Muskwa area in northeast British Columbia. The Muskwa Participation Agreement provided Guardian with an opportunity to participate with Aquest by assuming 25% of all of the rights and obligations of Aquest under a Farmout Agreement dated October 18, 2004 (the "Muskwa Farmout Agreement") between Petro-Canada Oil and Gas and Aquest. Pursuant to the Muskwa Farmout Agreement, Aquest had committed to re-enter and horizontally drill a test well to earn a 55% interest in the farmout lands (13.75% for Guardian and 41.25% for Aquest). Drilling of the exploratory gas well was suspended in mid-January 2005 and the drilling equipment released. Guardian and Aquest have farmed this play out to another exploration company in time for the 2006 winter drilling season, without additional cost to Guardian, and Guardian has retained a net 5.75% working interest. See "Part V – Information Concerning Guardian – Narrative Description of the Business – Drilling Activity".

Guardian acquired a 100% working interest in a suspended gas well and facilities, including a pipeline in the Fort Nelson, B.C. area, pursuant to the terms of a Purchase and Sale Agreement dated January 19, 2005 between Guardian and Talisman Energy Canada. The B-100-E well and associated pipeline was re-worked and tested in anticipation of production from the Slave Point formation. The well went on production in late July 2005 at a rate of approximately 1 mmcf/d without water production and is currently producing approximately 300 mmcf/d and 25 bwpd. Guardian has access to 3-D seismic which shows the crest of the Slave Point reef to be situated approximately 100m north of the B-100-E well. Future plans are to whip stock the B-100-E well to the top of the reef in order to gain an estimated 10m of structural elevation. The re-entry of the B-100-E well should allow the well to be produced at rates of 1 mmcf/d or better without water production. In addition, should it be determined to be desirable, Guardian can re-enter the well and recomplete it in another prospective gas zone.

On August 26, 2005, Guardian acquired a 38.154% working interest from EnCana Oil & Gas Partnership in Lease #4081, NTS 94-1-14, Block L, Units 38, 39, 48 and 49 in the Yoyo area of northeast British Columbia, located approximately 72 kilometres east of Fort Nelson. In addition, the parties entered into an Area of Exclusion Agreement dated August 26, 2005, which agreement provided that if Guardian acquires any further interests in an excluded area in the Boyer area (as shown in the agreement) within one year from the date of the agreement, EnCana Oil & Gas Partnership would have the right to acquire 100% of such interests from Guardian.

Guardian entered into an amalgamation agreement dated October 26, 2005 with Black Hat Capital Inc. ("Black Hat"). On February 17, 2006, pursuant to the terms of such amalgamation agreement, Guardian provided Black Hat with a notice of termination of the amalgamation agreement.

On October 27, 2005, Guardian acquired a 19.077% working interest from each of Superman Resources Inc. ("Superman") and Omers Energy Inc. ("Omers") in Lease #4081, NTS 94-1-14, Block L, Units 38, 39, 48 and 49 in the Yoyo area pursuant to the terms of Agreements of Purchase and Sale dated October 27, 2005 entered into with each of Superman and Omers.

Guardian entered into an equip and tie in agreement with FET Gas Production Ltd. dated November 4, 2005, as amended by a letter agreement dated January 2, 2006 (the "FET Agreement") pursuant to which Guardian could earn a 32.5% interest in a Slave Point gas well at c-68-E/94-P-3 in consideration for the construction of 2.7 km of pipeline to tie the well in to Guardian's infrastructure. This well was brought on stream in late February 2006 and it is anticipated that it will be produced at a gross rate of 2 mmcf/d.

On November 10, 2005, Guardian signed a farm in agreement with Storm Exploration Inc. (the "Storm Agreement") giving Guardian access to 27 square miles of 3-D seismic with which Slave Point potential in the Kotcho/Louise area of north east B.C. could be evaluated. Guardian will earn a 65% interest in 2 drilling spacing units by drilling the first Slave Point test at b-A71-H/94-P-4. As of March 13, 2006, intermediate casing has been set just above the Slave Point Formation and it is anticipated that the Slave Point will be drilled out and 1.7 km of pipeline will be completed by early April 2006. A second Slave Point test has been identified and this well will earn under the same terms as the first well. In total, Guardian has the right to earn in 8 drilling spacing units held by Storm Exploration Inc. under rolling options.

On March 13, 2006, Guardian entered into a letter agreement (the "Engagement Letter") with WWCM pursuant to which Guardian has engaged WWCM as the lead agent for the Guardian Private Placement. Wolverton Securities Ltd. is a member of the syndicate for the Guardian Private Placement.

Guardian proposes to complete the Acquisition by acquiring a 26.55% working interest in the Clarke Lake Pine Point "E" Pool assets. The purchase price for the Acquisition is expected to be approximately $4,250,000 on closing, subject to final adjustments. Guardian will finance the Acquisition with part of the proceeds of the Guardian Private Placement.

**Narrative Description of Business**

***Description of the Properties***

*Clarke Lake*

The Clarke Lake area is located approximately 10 kilometres southwest of Fort Nelson, British Columbia. The closest Keg River production is situated approximately 13 kilometres to the east of Clarke Lake where the Roger reef produced 72 bcf. Guardian and Aquest had identified a well at b-89-K/94-J-10 that had produced 5 bcf from Devonian Keg River dolomite and was shut in because of pipeline problems and high water production. Three pressure points resulted in a material balance that suggested remaining gas was in approximately of 140 bcf. Volumetric calculations based on the 3-D seismic defined reef edge later supported the material balance number.

As a result of expenditures to date, Guardian currently holds a 26.55% interest in 6 gas spacing units which cover the Clarke Lake Pine Point "E" pool. Guardian also has a 26.55% interest in the b-89-K/94-J-10 gas well which currently produces approximately 1.5 mmcf/d. The interests in the 6 gas spacing units and in the b-89-K/94-J-10 gas well will be doubled to 53.1% in the event that the Acquisition is completed.

*Muskwa*

The Muskwa area is located approximately 10 kilometres west of Clarke Lake. PetroCanada had recently drilled a well at a-5-A/94-J-14 into a tight, limestone, Keg River reef interior. The reef is defined by 3-D seismic and appears to have an area approximately half the size of Clarke Lake suggesting that it would contain something in the order of 70 bcf. A horizontal re-entry of the a-5-A well bore failed operationally to reach the porous edge of the reef. As a result of this expenditure, Guardian earned a 13.75% working interest and subsequently farmed out its interest to a third party and will retain a 5.75% working interest in a re-entry to be conducted next winter at no cost to Guardian.

*Kotcho*

The Kotcho area is located approximately 80 kilometres northeast of Fort Nelson, British Columbia. Slave Point gas pools in the Kotcho area range in size from 1 to 6.5 bcf. Guardian purchased a 100% working interest in a single gas spacing unit with an existing suspended well bore, b-100-E/94-P-3, and a pipeline to the Suncor Mel facility. Guardian successfully re-entered the b-100-E well bore and brought it on stream at approximately 1 mmcf/d during the summer of 2005. The well currently produces approximately 300 mcf/d and 25 bwpd.

*Yoyo*

The Yoyo area is located approximately 72 kilometres northeast of Fort Nelson, British Columbia. The Yoyo Keg River reef has produced approximately 1.5 tcf to date. Material balance shows that remaining reserves are in excess of 100 bcf. Guardian has acquired a 76.308% interest in a single gas spacing unit which is positioned to access a portion of the remaining reserves.

***Drilling Activity***

*Clarke Lake*

The b-89-K/94-J-10 well was drilled on the south end (down dip) of the reef and two subsequent wells were drilled up dip to the north into the tight limestone reef interior. The theory postulated was that porous dolomite reservoir would be situated even farther up dip, north of the tight limestone wells. This position would be the optimum place to find the reef full of gas.

During the 2004 winter season, Guardian and Aquest (operator) re-entered the b-89-K well and drilled a horizontal well north targeting the Upper Keg River reef edge (40m thick). Although this upper reef was the successful target at Milo, it was found to be tight limestone at Clarke Lake. A second horizontal leg was subsequently drilled north, but 40 metres below the first leg, targeting the lower, more extensive Keg River reef (60 metres thick). This horizontal leg successfully encountered porous, gas-bearing dolomite. Unfortunately, the last 200 metres of the horizontal lost functionality of the directional tools and a projection of total depth places the well bore only 10 metres above the gas water contact. Although the second horizontal leg found the gas reservoir at a structurally lower elevation than initially desired, it confirmed the hypothesis that a dolomite margin does exist on the up dip, northern side of the reef. The discovery, in conjunction with the 3-D seismic simplifies the drilling of development wells into the top of the reservoir along the up dip margin.

The second horizontal tested gas at rates as high as 11 mmcf/d and was brought on stream at 6 mmcf/d for the first month, after which the well began to produce increasing amounts of water with the gas. The well produced at rates of 1 to 2 mmcf/d with large volumes of water until it was shut in in late November 2004 pending a work over.

The 2005 winter season saw two drilling operations targeting the top of the lower Keg River reservoir. The first was a new vertical well at b-8-C/94-J-15. This well encountered the lower Keg River reef in a tight reef interior position. The second operation was a re-entry into the upper leg of the b-A89-K/94-J-10 well to drill approximately 150 metres of new hole dropping the upper leg into the top of the reservoir, the position of which has been defined by the second leg gas discovery. A coiled tubing rig was deployed to conduct this operation, but problems led to a directional tool being stuck near the intermediate casing shoe.

As a result of this drilling, Guardian and Aquest have earned their complete interests (26.55% each) in the six sections comprising B.C. Lease No. 46650.

The b-89-K/94-J-10 well remains shut in pending the removal of the directional tool and the completion of the work over program.

In accordance with the Clarke Lake Participation Agreement, with the drilling and abandonment of the b-8-C well, Guardian earned an undivided 26.55% interest in the 00/A-089-K/094-J-10 well which commenced production in August 2004. Under the terms of the Clarke Lake Participation Agreement, Guardian began to receive its share of production from this well in mid-August 2005. The well is currently producing an average 1,500 mcf/d.

*Muskwa*

Drilling of the Muskwa A-5-A exploratory gas well was suspended in mid-January 2005 and the drilling equipment released. Two directional legs were drilled, both penetrating the Keg River at a distance of approximately 300 metres from the original vertical well. Both these legs encountered tight interior reef. Guardian and Aquest have farmed this play out to another exploration company in time for the 2006 winter drilling season, without additional cost to Guardian and Guardian has retained a net 5.75% interest.

*Kotcho*

The B-100-E gas well and associated pipeline was re-worked and the well was brought on production in late July 2005 from the Slave Point formation producing approximately 1 mmcf/d. This well is currently producing approximately 300 mmcf/d and 25 bwpd and awaits a re-entry drilling operation to put the well approximately 10m structurally higher on the crest of the reef some 100m to the north as seen on 3-D seismic.

The first commitment well, b-A71-H/94-P-4, on the Storm Exploration Inc. farm in has set intermediate casing just above the Slave Point Formation as of March 13, 2006. The drilling rig is moving off location and a service rig will complete the drilling into the gas reservoir. It is anticipated that this well will be pipelined into Guardian's infrastructure in April 2006.

*Yoyo*

Guardian has acquired a 76.308% interest in a single gas spacing unit which is well positioned to access a portion of the 100 bcf remaining in the pool. Guardian will proceed with the re-entry of an existing well bore pending negotiation of a land position in several offsetting gas spacing units.

***Reserve Estimates***

The following is a summary of the natural gas reserves attributable to Guardian in the Clarke Lake and Kotcho areas as at September 1, 2005, and the discounted value of the future net revenues therefrom, as evaluated by McDaniel in the McDaniel Report based upon the forecast and constant price and cost assumptions contained in such report (as updated by illustrative runs dated March 15, 2006 prepared by McDaniel, which illustrative runs assumed the completion of the Acquisition and used natural gas prices in effect at December 31, 2005 and McDaniel's January 1, 2006 forecast prices). All reserves definitions are in accordance with standards contained in the Canadian Oil and Gas Evaluation Handbook. All evaluations of future net cash flows set forth in the table are stated prior to any provisions for income tax and indirect costs. It should not be assumed that the discounted future net revenue derived from the McDaniel Report represents the fair market value of the reserves.

The estimated net present values of future net revenues fromGuardian's oil and gas properties disclosed in this Circular do not represent fair market value.

**Forecast Cost and Price Assumptions**

| | Natural Gas | |
|---|---|---|
| **Reserves Classification** | **Gross Company Interest (mmcf)** | **Net Company Interest (mmcf)** |
| Proved Developed Producing | 767.3 | 562.9 |
| Proved Undeveloped | - | - |
| Total Proved | 767.3 | 562.9 |
| Probable | 7,274.3 | 5,356.0 |
| Total Proved plus Probable | 8,041.6 | 5,918.9 |
| Possible | 21,425.5 | 15,695.0 |
| Total Proved, Probable & Possible | 29,467.1 | 21,613.9 |

| Reserves Classification | Net Present Value of Future Net Revenue Before Income Taxes Discounted at (%/year) | | | | |
|---|---|---|---|---|---|
| | @0.0% (MM$) | @5.0% (MM$) | @10.0% (MM$) | @15.0% (MM$) | @20.0% (MM$) |
| Proved Developed Producing | 4.09 | 3.83 | 3.59 | 3.39 | 3.21 |
| Proved Undeveloped | (0.05) | (0.04) | (0.03) | (0.03) | (0.02) |
| Total Proved | 4.04 | 3.78 | 3.56 | 3.36 | 3.18 |
| Probable | 33.41 | 29.00 | 25.47 | 22.60 | 20.23 |
| Total Proved plus Probable | 37.45 | 32.79 | 29.03 | 25.95 | 23.41 |
| Possible | 87.39 | 64.01 | 48.44 | 37.66 | 29.95 |
| Total Proved, Probable & Possible | 124.85 | 96.80 | 77.47 | 63.62 | 53.56 |

**Constant Cost and Price Assumptions**

| Reserves Classification | Natural Gas | |
|---|---|---|
| | Gross Company Interest (mmcf) | Net Company Interest (mmcf) |
| Proved Developed Producing | 767.3 | 562.9 |
| Proved Undeveloped | - | - |
| Total Proved | 767.3 | 562.9 |
| Probable | 7,274.3 | 5,356.1 |
| Total Proved plus Probable | 8,041.6 | 5,9190 |
| Possible | 21,425.5 | 15,695.0 |
| Total Proved, Probable & Possible | 29,467.1 | 21,614.0 |

| Reserves Classification | Net Present Value of Future Net Revenue Before Income Taxes Discounted at (%/year) | | | | |
|---|---|---|---|---|---|
| | @0.0% (MM$) | @5.0% (MM$) | @10.0% (MM$) | @15.0% (MM$) | @20.0% (MM$) |
| Proved Developed Producing | 4.34 | 4.03 | 3.76 | 3.53 | 3.32 |
| Proved Undeveloped | (0.04) | (0.03) | (0.03) | (0.02) | (0.02) |
| Total Proved | 4.29 | 3.99 | 3.73 | 3.50 | 3.30 |
| Probable | 42.16 | 36.13 | 31.35 | 27.51 | 24.37 |
| Total Proved plus Probable | 46.44 | 40.12 | 35.08 | 31.01 | 27.67 |
| Possible | 129.34 | 94.96 | 71.95 | 55.95 | 44.47 |
| Total Proved, Probable & Possible | 175.78 | 135.08 | 107.03 | 86.96 | 72.14 |

**Notes:**

(1) Gross reserves included working interest reserves before royalty deductions.

(2) Net reserves include working interest after royalty deductions plus royalty interest reserves.

(3) The escalating price assumptions are set forth in the Engineering Reports.

## *Production History*

The following chart outlines the average daily sales volume, before deduction of royalties, of natural gas, for each quarter since Guardian commenced operations to August 31, 2005.

| | August 31, 2005 | May 30, 2005 | February 28, 2005 | November 30, 2004 | August 31, 2004 | May 30, 2004 | February 28, 2004 | November 30, 2003 |
|---|---|---|---|---|---|---|---|---|
| **Average Daily Production** | | | | | | | | |
| Natural Gas (mcf/d) | 180.793 | - | - | 76.813 | 354.239 | 574.02 | - | - |

The following chart outlines the average net product prices received, royalties, operating expenses and netback received, on a per thousand cubic feet basis for natural gas, for each quarter since Guardian commenced operations to August 31, 2005.

| | August 31, 2005 | May 30, 2005 | February 28, 2005 | November 30, 2004 | August 31, 2004 | May 30, 2004 | February 28, 2004 | November 30, 2003 |
|---|---|---|---|---|---|---|---|---|
| **Sales Price** ($/mcf) | 7.48 | N/A | N/A | 5.34 | 6.03 | 6.19 | N/A | N/A |
| **Crown Royalty** ($/mcf) | 1.66 | N/A | N/A | 1.33 | 1.51 | 1.70 | N/A | N/A |
| **Operating Expense** ($/mcf) | 1.51 | N/A | N/A | 9.82 | 1.12 | 0.18 | N/A | N/A |
| **Netback (before Royalties)** ($/mcf) | 4.31 | N/A | N/A | (5.81) | 3.39 | 4.30 | N/A | N/A |

*Capital Expenditures*

The following table summarizes Guardian's capital expenditures for the years ended August 31, 2005 and August 31, 2004 and for the three months ended November 30, 2005.

| | Three Months Ended November 30, 2005 | Year Ended August 31, 2005 | Year Ended August 31, 2004 |
|---|---|---|---|
| | ($) | ($) | ($) |
| Property acquisitions | $66,254 | $98,660 | Nil |
| Exploration, including drilling | $27,774 | $2,234,412 | $706,486 |
| Development, including facilities | $182,559 | $1,355,810 | $1,437,238 |
| Total | $276,587 | $3,688,882 | $2,143,724 |

Subject to obtaining the necessary financing, for fiscal 2006 Guardian anticipates a capital expenditure budget of approximately $4.3 million before tie in costs.

*Exploration and Development*

Subject to obtaining the necessary financing, Guardian's capital budget identifies the drilling of three re-entry wells (2.29 net) and two new wells (1.30 net) prior to year end 2006. All of the wells are gas wells in the northeast British Columbia operating area. Wells in these areas are targeting gas prospects as defined by either extensive two dimensional or three dimensional seismic data.

**Selected Financial Information and Management's Discussion and Analysis**

The fiscal year end of Guardian is August 31 in each year. Guardian is not a reporting issuer and has not prepared quarterly financial statements for the eight most recently completed quarters other than for the three month period ended November 30, 2005. The following table summarizes Guardian's financial results for the periods indicated.

| | Three months ended November 30, 2005 (unaudited) | Year ended August 31, 2005 (audited) | Year ended August 31, 2004 (audited) |
|---|---|---|---|
| Total revenues | $686,484 | $427,030 | $583,547 |
| Net Income (Loss) | $(751,141) | $(482,032) | $228,560 |
| Per share (basic) | $(0.028) | $(0.022) | $0.011 |

| | Three months ended November 30, 2005 (unaudited) | Year ended August 31, 2005 (audited) | Year ended August 31, 2004 (audited) |
|---|---|---|---|
| Per share (fully diluted) | $(0.028) | $(0.022) | $0.011 |
| Total assets | $5,476,961 | $5,293,954 | $2,539,452 |
| Total long term liabilities | $462,493 | $683,899 | $70,990 |
| Cash dividends declared | Nil | Nil | Nil |

***Management's Discussion and Analysis***

The following discussion and analysis should be read in conjunction with the financial statements and notes of Guardian attached hereto, which statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, using Canadian dollars as the reporting currency. Prior to the year ended August 31, 2004, Guardian did not hold any oil and gas working interests, only royalty interests which were sold in the year ended August 31, 2003. The bulk of the gain on sale of these petroleum and natural gas rights of $644,090 was paid out to a related company in 2003 in the form of a management fee. Accordingly, comparisons between the year ended August 31, 2003 and subsequent years are not meaningful and thus are not discussed here.

***Year ended August 31, 2004 compared to the year ended August 31, 2005***

*Statement of Earnings (Loss) and Retained Earnings (Deficit)*

The net loss for the year ended August 31, 2005 was $482,032 ($0.056 per share) compared to net earnings of $228,560 ($0.028 per share) for the same period in 2004. Overall this was attributable to lower revenues and higher expenses in 2005 compared to 2004 as detailed below.

Cash flow was a negative $8,528 for the year ended August 31, 2005 compared to cash flow of $453,204 in the prior year. The reduction is attributable to lower revenues from lower production and increased operating expenses in 2005 over 2004.

Revenues for the year ended August 31, 2005 were $427,030 compared to $583,547 in the prior year. The $156,517 reduction in revenue from 2004 to 2005 was mainly attributed to lower gas production in 2005 caused by the shut in of the producing Clarke Lake well from December 1, 2004 to August 31, 2005. For the year ended August 31, 2004, gas sales were 75.97 mmcf compared to 25.80 mmcf for the year ended August 31, 2005, a decrease of 50.17 mmcf or 66%.

This decline was offset by an increase in other revenues in 2005 compared to 2004. During 2004, Guardian recorded road lease revenues of $207,758 on an oil and gas access road it owned and then sold in 2004. There was no such income in 2005. In 2005, Guardian earned licence approval fees from another oil and gas company for the administrative and management work Guardian performed to obtain oil and gas licences for that company. There were no such fees earned in 2004.

Royalties incurred in 2005 were $35,400, a decrease of $83,667 from $119,067 in 2004. The decrease is attributable to lower gas production in 2005 compared to the prior year. Guardian expects crown royalties to average approximately 24-27% of gross revenues from natural gas sales in the future.

Total expenses in 2005 were $1,009,186, an increase of $715,971 compared to 2004. This was attributable to a number of factors. Firstly, general and administration expense increased $170,668 in 2005 from 2004 due to the requirement for additional contractors and management fees paid to administer Guardian's affairs.

Interest expense increased $71,141 to $88,032 in 2005 from $16,891 in 2004 due to the bank production loan being outstanding for an entire year compared to only four months in the prior year.

Operating costs increased significantly in 2005 by $92,437 to $132,010 from $39,573 in 2004 due to higher maintenance costs at Clarke Lake, in spite of the lower production at that location compared to the prior year. In addition, operating costs were incurred at Kotcho for the months of July and August, 2005 when production commenced. There were no such costs at Kotcho in 2004.

Transportation and processing and crown royalties were lower in 2005 compared to 2004 due to the lower production volumes from Clarke Lake in 2005.

Depletion, depreciation and accretion were $573,629 in 2005 compared to $162,872 in 2004, an increase of $410,517 or 252%. The increase was due primarily to a larger depletion base and lower proven reserves in 2005 than the prior year. In addition, Guardian had three additional wells from which to record asset retirement obligations and accretion expense on in 2005 compared to 2004 when there was just one well with such costs.

The loss before income taxes was $582,156 in 2005 compared to earnings of $290,332 in 2004 due to the increased depletion, depreciation and accretion expense in 2005 and the lower revenues in 2005 compared to 2004, as discussed above.

Future income taxes recoverable were $100,124 in 2005 compared to a future income tax expense of $61,772 in 2004. The difference is attributable to Guardian being in a loss position in 2005 compared to 2004 and the change in the statutory income tax rate applied in 2005 of 35.62% compared to a 17% rate used in 2004.

In 2004 a dividend of $50,000 was declared and paid. No such dividend was declared or paid in 2005.

*Balance Sheets*

As at August 31, 2005, there was $7,397 of cash on hand compared to $4,407 for the same date in 2004, an insignificant difference. Accounts receivable was $144,890 at August 31, 2005 compared to $44,918 for the same date in 2004. The increase is attributable to gas sales in August 2005 from the 100%-owned Kotcho well, and none from Clarke Lake, compared to a small amount of gas sales from Clarke Lake only in 2004. There were no share subscriptions receivable in 2005 compared to $64,000 of share subscriptions receivable in 2004.

In 2004, Guardian had $436,057 of advances due from a related company. These were paid back in full to Guardian during 2005.

Petroleum and natural gas properties and equipment increased by $3,151,597 to $5,141,667 at August 31, 2005 from $1,990,070 in 2004 due to the drilling of 3 wells during the year. Two wells were drilled at Clarke Lake and one well at Muskwa in 2005 compared to one well at Clarke Lake in 2004.

Accounts payable increased by $2,074,864 due to amounts owed to Aquest related to Winter 2005 operations the cost of which are under dispute by Guardian (see note 11 to the audited financial statements attached as Schedule B) and amounts owing to suppliers for work performed on the Kotcho B-100-E well. In 2004 the accounts payable related to amounts owing to Aquest which amounts were paid in full in the fall of 2004. There were no amounts owing in 2004 related to the Kotcho well.

The demand revolving loan with a Canadian chartered bank increased by $35,000 during the year from $1,440,000. The proceeds of this loan were used to fund the Clarke Lake joint venture.

During 2005, a related company and the majority shareholder advanced $254,437 and $138,000, respectively, to Guardian to fund operations. There were no such advances in the prior year.

Asset retirement obligations increased to $45,562 at August 31, 2005 compared to $9,218 at August 31, 2004 due to the addition of 3 new wells during 2005. In 2004, Guardian had only one gas well.

Future income taxes increased to $245,900 at August 31, 2005 compared to $61,772 at August 31, 2004 due primarily to the tax effect of the renunciation of tax pools from the issuance of flow-through shares during the year.

Capital stock increased by $513,760 at August 31, 2005 to $769,711 from $255,951 at August 31, 2004, being the net capital stock additions (after the effect for the tax renunciation) from the issuance of 722,000 Units at December 31, 2004.

Retained earnings decreased by $482,032 as at August 31, 2005 compared to $424,717 at August 31, 2004 being the loss incurred by to Guardian for the year ended August 31, 2005.

*Liquidity and Capital Resources*

During 2005, Guardian completed one equity financing for gross proceeds of $902,500 to fund capital expenditures. Guardian also received advances of $254,437 and $138,000, respectively, from a related company and the major shareholder to fund operations.

As at August 31, 2005, Guardian had a working capital deficiency of $3,745,372 compared to $1,674,469 at the same time in 2004, an increase of $2,070,903. The increase is attributable to the increase in the demand revolving loan during the year and the amounts owed to Aquest for joint ventures at Muskwa and Clarke Lake and amounts due to suppliers for the Kotcho workover as noted above. The amount due Aquest is under dispute as noted above.

*Business Risks*

The oil and natural gas exploration and development industry is inherently risky. Operational risks include finding economic oil and natural gas reserves, production once the reserves are discovered, costs of materials and services, access to producing facilities and transportation, and the ability to attract and retain, at a reasonable cost, the best human resources available.

Financial risks that are not within Guardian's control include the fluctuation in commodity prices and foreign exchange, provincial and federal regulations, royalties and taxes and interest rates.

Guardian endeavours to manage certain costs by focusing on controlling finding and development costs, operating costs and general and administration expenses.

Guardian also faces environmental risks associated with the pollution of ground, air and water. Guardian adheres to and promotes the highest standards of safety and environmental protection in all its operations. A comprehensive insurance program is maintained to mitigate risks and to protect against significant losses. This program protects against losses from pollution, well blowouts and other forms of asset damage.

**Description of Share Capital**

The authorized capital of Guardian consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares and an unlimited number of Class A preferred shares. As of the date hereof, 29,516,771 Class A common shares were issued and outstanding and no Class B common shares or Class A preferred shares were issued and outstanding. See "Consolidated Capitalization".

The holders of the Class A common shares are entitled to receive notice of and attend any meeting of Guardian's shareholders and are entitled to one vote for each Class A common share held (except at meetings where only the holders of another class of shares are entitled to vote). The holders of the Class A common shares are entitled to receive dividends, if, as and when declared by the board of directors of the Guardian and, subject to the prior satisfaction of all preferential rights to dividends attaching to all shares of other classes of Guardian ranking in priority to the Class A common shares in respect of dividends. Upon dissolution, the holders of the Class A common shares are entitled to receive the remaining property and assets of Guardian, subject to the prior satisfaction of all preferential rights attaching to all shares of other classes of Guardian ranking in priority to the Class A common shares.

### Consolidated Capitalization

The following table sets forth Guardian's share and loan capital as at the dates indicated.

| Designation of Security | Authorized | Outstanding as at August 31, 2005 (audited) | Outstanding as at February 28, 2006 prior to giving effect to the Amalgamation[1] (unaudited) |
|---|---|---|---|
| Current Liabilities | N/A | $3,897,659 | 2,193,538 |
| Long Term Debt | N/A | $683,899 | 447,236 |
| Class A common shares | Unlimited | $769,711 (8,842,000 shares ) | $3,835,603 (29,516,771 shares ) |
| Class B common shares | Unlimited | Nil | Nil |
| Class A preferred shares | Unlimited | Nil | Nil |
| Guardian Warrants | 4,202,386 | 938,600 | 4,202,386 |

**Notes:**

(1) Prior to giving effect to the completion of the Guardian Private Placement and the Acquisition.

(2) As at August 31, 2005, Guardian's balance sheet disclosed a deficit of $57,315.

### Prior Sales

In the twelve month period preceding the date hereof, the following securities of Guardian have been issued:

| Date | Number of Securities | Issue Price Per share | Aggregate Issue Price | Nature of Consideration Received |
|---|---|---|---|---|
| December 7, 2004 | 2 Guardian Shares | $16,000 | $32,000 | cash |
| December 8, 2004 | 8,120,000 Guardian Shares | See Note (1) | See Note (1) | See Note (1) |
| December 8, 2004 | 70,000 Units[2] | $1.25 | $87,500 | cash |
| December 31, 2004 | 652,000 Units[2] | $1.25 | $815,000 | cash |
| September 29, 2005 | 22,989,200 Guardian Shares | See Note (3) | See Note (3) | See Note (3) |
| October 26, 2005 | 1,606,442 Units[4] | $0.45 | $722,898.90 | cash |
| October 31, 2005 | 2,200,000 Units[4] | $0.45 | $990,000.00 | cash |
| November 4, 2005 | 1,180,443 Units[4] | $0.45 | $531,199.35 | cash |
| November 9, 2005 | 111,111 Units[4] | $0.45 | $49,999.95 | cash |
| December 30, 2005 | 1,429,575 Units[5] | $0.65 | $929,223.75 | cash |

**Notes:**

(1) These shares were issued to effect a stock split of the issued and outstanding Class A common shares on the basis of 70,000 new Class A common shares for each Class A common share then outstanding.

(2) Each Unit consists of one Class A common share issued on a "flow-through" basis and one-half of one Guardian Warrant, with each whole Guardian Warrant entitling the holder to acquire a Class A common share at a price of $0.58 per share until December 31, 2006.

(3) These shares were issued to effect a stock split of the issued and outstanding Class A common shares on the basis of 2.6 new Class A common shares for each Class A common share then outstanding.

(4) Each Unit consists of one Class A common share and one-half of one Guardian Private Placement Warrant, with each whole Guardian Private Placement Warrant entitling the holder to acquire a Class A common share at a price of $0.75 per share for a period of one year from the date of issuance.

(5) Each Unit consists of one Class A common share issued on a "flow-through" basis and one-half of one Guardian Warrant, with each whole Guardian Warrant entitling the holder to acquire a Class A common share at a price of $1.00 per share until December 30, 2006.

## Principal Shareholders

Other than 17,882,000 Guardian Shares owned by Graydon L.M. Kowal representing 60.6% of the current issued and outstanding Guardian Shares, to the knowledge of the directors and officers of Guardian, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Guardian Shares. See "Part III – The Amalgamation – Amalco – Composition of Board of Directors and Management of Amalco".

## Directors and Officers

The following table sets forth, in respect of each director and officer of Guardian, all positions currently held with Guardian, principal occupation or employment within the preceding five years and the number of shares of Guardian beneficially owned, directly or indirectly, or over which voting control is exercised by them as at the date hereof. The information contained herein is based upon information furnished by each individual.

| Name and Office | Principal Occupation for Last Five Years | Director Since | Guardian Shares Beneficially Owned or Controlled, Prior to the Amalgamation | Amalco Shares, Directly or Indirectly, Beneficially Owned, After the Amalgamation[(2)] |
|---|---|---|---|---|
| **Graydon L.M. Kowal**<br>President, Chief Executive Officer and Director | President and Chief Executive Officer of Guardian Exploration Inc. since March 2001 and of Guardian Helicopters Inc., an affiliate of Guardian Exploration Inc., since 1995. | March 2001 | 17,882,000<br>(60.6%) | 7,430,150<br>(37.2%) |
| **David G. Mallory**<br>Vice-President, Finance, Chief Financial Officer and Director | Chief Financial Officer of Guardian Exploration Inc. since December 2004 and of Guardian Helicopters Inc. since September 2004. Prior thereto, Chief Financial Officer of Flowing Energy Corporation from September 2000 to May 2004. In addition, Chief Financial Officer of Questerre Energy Corporation from November 2000 to March 2003 and interim Chief Financial Officer from September 2004 to September 2005. The President, Chief Executive Officer and Chief Financial Officer of Lemontonic Inc. (formerly Silicon Acquisition Inc.) from January 2000 to July 2002. In addition, the President of 715502 Alberta Ltd., a private consulting company, since 1997. | December 2004 | 601,555<br>(2.0%) | 249,952<br>(1.2%) |
| **Melvin H. Chambers**<br>Director | President of IC Resources Ltd. from December 2003 to May 2005 and a team leader with EnCana Oil & Gas Partnership/AEC/Amber Energy Inc. from December 1996 to December 2003. | September 2005 | 182,000<br>(0.6%) | 75,623<br>(0.4%) |

| Name and Office | Principal Occupation for Last Five Years | Director Since | Guardian Shares Beneficially Owned or Controlled, Prior to the Amalgamation | Amalco Shares, Directly or Indirectly, Beneficially Owned, After the Amalgamation(2) |
|---|---|---|---|---|
| **William L. McKenzie**<br>Vice-President, Exploration | Vice President Exploration of Aquest Energy Ltd. since January 2003. Prior thereto, a geological consultant with CornerStone Energy Inc. from January 2002 to December 2002 and the Vice President and Manager Exploration with Tikal Resources Inc. from January 1998 to January 2002. | N/A | 2,184,000<br>(7.4%) | 907,474<br>(4.5%) |
| **Scott Reeves**<br>Corporate Secretary | Partner with TingleMerrett LLP since 2003. Prior thereto, an associate with Bennett Jones LLP from 1997 to 2003. | N/A | 7,692<br>(0.03%) | 3,196<br>(0.02%) |

**Notes:**

(1) Guardian does not have an Audit Committee, Executive Committee or a Compensation Committee.

(2) Assuming 44,080,873 Guardian Shares are issued and outstanding after completion of the Guardian Private Placement, the net proceeds raised under the Guardian Private Placement are $9,000,000 and the total purchase price paid by Guardian under the Acquisition is $4,250,000.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Guardian by its respective directors and senior officers as at the date hereof. As at the date hereof, the directors and senior officers of Guardian, together with their associates and affiliates, as a group, beneficially own, directly or indirectly, or exercise control over 20,857,247 Guardian Shares or approximately 70.7% of the issued and outstanding Guardian Shares.

### *Corporate Cease Trade Orders or Bankruptcies*

Other than disclosed below, during the past ten years, none of the current directors and officers of Guardian or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco was a director, officer or promoter of any other issuer that was, during his or her tenure, the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Mallory was a director of Questerre Energy Corporation ("Questerre") when on April 1, 2004, Questerre Beaver River Inc. ("QBR"), a wholly owned subsidiary of Questerre was granted an Order by the Court of Queen's Bench of Alberta providing for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On June 22, 2004, Questerre also applied for and was granted an Order by the Court of Queen's Bench of Alberta providing for creditor protection under CCAA. Questerre filed Plans of Compromise or Arrangement (the "Plans") under the CCAA for the settlement of all outstanding claims. The Plans were approved by the requisite majority of unsecured creditors at meetings of creditors held on August 31, 2004 and sanctioned by the Court of Queen's Bench of Alberta on September 9, 2004. Questerre and QBR subsequently emerged from Court protection on October 8, 2004.

### *Penalties or Sanctions*

None of current directors and officers of Guardian, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Amalgamation.

*Personal Bankruptcies*

None of current directors and officers of Guardian, or any security holder anticipated to hold sufficient securities in Amalco to affect materially the control of Amalco, during the past ten years, have been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

*Conflicts of Interest*

There are no existing or potential material conflicts of interest between Guardian or a subsidiary of Guardian and a director or officer of Guardian or a subsidiary of Guardian.

## Executive Compensation

*Summary Compensation Table*

Executive compensation is required to be disclosed for each Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), each Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year) and each of the three most highly compensated executive officers (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000 (the "Named Executive Officers"). The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Named Executive Officers.

| | | Annual Compensation | | | Long-term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Year Ended Aug. 31** | **Salary ($)** | **Bonus ($)** | **Other Annual Compensation[1] ($)** | **Securities Under Options/SARs[2] Granted (#)** | **Shares or Units Subject to Resale Restrictions (#)** | **LTIP Payouts[3] ($)** | **All Other Compensation ($)** |
| Graydon L.M. Kowal<br>Chief Executive Officer | 2005 | Nil | Nil | 14,000[4] | Nil | Nil | Nil | Nil |
| | 2004 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2003 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| David G. Mallory<br>Chief Financial Officer | 2005 | Nil | Nil | 30,750[5] | Nil | Nil | Nil | Nil |

**Notes:**

(1) Perquisites and other personal benefits, securities or property, received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

(2) "SAR" or "Stock Appreciation Right" means any right granted by a corporation as compensation for services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes n the trading price of publicly traded securities of the corporation.

(3) "LTIP" or "Long Term Incentive Plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4) Guardian Helicopters Inc., an affiliate of Guardian owned and controlled by Mr. Kowal, was paid $14,000 for Mr. Kowal's services as Chief Executive Officer of Guardian.

(5) This amount was paid to 715502 Alberta Ltd., a private consulting company owned and controlled by Mr. Mallory. Pursuant to the terms of a consulting agreement with 715502 Alberta Ltd., Mr. Mallory provides services to Guardian as Chief Financial Officer for an hourly rate of $100 plus GST. The insiders of 715502 Alberta Ltd. are David G. Mallory, Ann F.H. Mallory and the Tri-One Trust.

*Long-Term Incentive Plan Awards Table*

Guardian has no long-term incentive plans.

*Stock Options/SARs*

Guardian does not have a stock option plan and has not granted any stock options or stock appreciation rights to the Named Executive Officers.

*Termination of Employment, Change in Responsibilities and Employment Contracts*

There are no employment contracts between the Corporation and any Named Executive Officer. There are no compensatory plans, contracts or arrangements with any Named Executive Officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such Named Executive Officer or from a change of control of the Corporation or any subsidiary thereof or any change in such Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

*Compensation of Directors*

Guardian has no standard arrangement pursuant to which directors of the company are compensated by Guardian for their services in their capacity as directors.

**Indebtedness of Directors and Officers**

None of the directors and officers of Guardian or any associate of any director or officer of Guardian is or has been indebted to Guardian at any time during the last completed financial year.

**Interests of Informed Persons in Material Transactions**

There are no material interests, direct or indirect, of any informed person of Guardian, of any directors and senior officers of Guardian, any shareholder who beneficially owns more than 10% of the Guardian Shares, or any known associate or affiliate of such persons in any proposed transaction which has materially affected or would materially affect Guardian other than as disclosed herein. See "Part II – Matters to be Acted on at the Meeting - Interest of Certain Persons and Companies in Matters to Acted On".

To the knowledge of Guardian, the directors or officers of Guardian do not own, directly or indirectly, or exercise control or the direction over, any Resilient Shares. To the knowledge of Guardian, no other insiders of Guardian own, directly or indirectly, or exercise control or the direction over, any Resilient Shares.

**Risk Factors**

The various risk factors to which Guardian is subject, and to which Amalco will be subject, assuming the completion of the Amalgamation, are set out under "Part III – The Amalgamation – Risk Factors".

**Legal Proceedings**

Other than as set forth below, Guardian has not been and nor is it presently involved in any legal proceedings material to it and no such proceedings are, to the best of its knowledge, contemplated.

On May 11, 2005, Guardian filed a statement of claim against Aquest in relation to Aquest's role as operator of the Clarke Lake and Muskwa joint ventures. Guardian is claiming $571,000 in damages. Settlement discussions between the parties have commenced and Guardian is satisfied that it will be able to negotitate an amenable settlement.

**Auditor, Transfer Agents And Registrars**

The auditors of Guardian are Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants, Calgary, Alberta. Guardian is a privately owned company and therefore has not secured the services of a transfer agent or a registrar.

**Dividend Record and Policy**

Other than a $50,000 dividend in kind declared and paid in August 2004 to Mr. Graydon Kowal, the sole shareholder of Guardian at the time, no dividends have been paid on any Guardian Shares since the incorporation of Guardian and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

**Material Contracts**

Guardian has not entered into any material contracts, outside of the ordinary course of business, in the two years prior to the date hereof, other than:

1. Clarke Lake Participation Agreement referred to under "Part V – Information Concerning Guardian – General Development of the Business;

2. Muskwa Participation Agreement referred to under " Part V – Information Concerning Guardian – General Development of the Business;

3. Purchase and Sale Agreement dated January 19, 2005 between Guardian and Talisman Energy Canada referred to under " Part V – Information Concerning Guardian – General Development of the Business;

4. Area of Exclusion Agreement dated August 26, 2005 between Guardian and EnCana Oil & Gas Partnership referred to under " Part V – Information Concerning Guardian – General Development of the Business and

5. Amalgamation Agreement with Black Hat referred to under "Part V – Information Concerning Guardian – General Development of the Business;

6. Agreements of Purchase and Sale dated October 27, 2005 entered into with each of Superman and Omers referred to under " Part V – Information Concerning Guardian – General Development of the Business;

7. FET Agreement referred to under "Part V – Information Concerning Guardian – General Development of the Business;

8. Storm Agreement referred to under "Part V – Information Concerning Guardian – General Development of the Business;

9. Amalgamation Agreement;

10. Engagement Letter Agreement referred to under " Part V – Information Concerning Guardian – General Development of the Business; and

11. Sponsorship Agreement.

Copies of these material contracts will be available for inspection without charge at the head office and registered office of Guardian during ordinary business hours from the date hereof until the closing of the Amalgamation and for a period of 30 days thereafter.

**RESILIENT'S AUDITORS' CONSENT**

To the Board of Directors of Resilient Resources Ltd.

We have read the joint management proxy circular (the "Circular") of Resilient Resources Ltd. ("Resilient") and Guardian Exploration Inc. ("Guardian") dated March 20, 2006 relating to the proposed amalgamation of Resilient and Guardian. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of the Resilient on the consolidated balance sheets of Resilient as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended and on the consolidated balance sheets of Resilient as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. Our reports are dated March 13, 2006 and March 28, 2005 respectively.

Calgary, Alberta
March 20, 2006

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

## GUARDIAN'S AUDITORS' CONSENT

To the Board of Directors of Guardian Exploration Inc.

We have read the Joint Management Proxy Circular of Resilient Resources Ltd. ("Resilient") and Guardian Exploration Inc. ("Guardian") dated March 20, 2006 with respect to the proposed amalgamation of Guardian and Resilient. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned circular of our report to the directors of Guardian on the balance sheet of Guardian as at August 31, 2005 and 2004 and the statements of earnings (loss) and retained earnings (deficit) and cash flows for the years then ended. Our report is dated September 27, 2005 except note 6 which is as of October 19, 2005 and note 12 which is as of March 20, 2006.

We consent to the use in the above-mentioned circular of our report to the directors of Guardian on the statement of operations for the five month period ended August 31, 2004 and the year ended August 31, 2005. Our report is dated March 20, 2006.

We also consent to the use in the above-mentioned circular of our compilation report dated March 20, 2006 on the unaudited pro forma balance sheet of Guardian as at November 30, 2005 and the unaudited pro forma statements of operations for the three months then ended and for the year ended August 31, 2005.

Calgary, Canada
March 20, 2006

(signed) Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

# APPENDIX "A"
## Amalgamation Agreement

# AMALGAMATION AGREEMENT

**THIS AMALGAMATION AGREEMENT** made as of the ___ day of March, 2006.

**BETWEEN:**

**RESILIENT RESOURCES LTD.**, a body corporate incorporated under the laws of Alberta (hereinafter called "Resilient")

\- and -

**GUARDIAN EXPLORATION INC.**, a body corporate incorporated under the laws of Alberta (hereinafter called "Guardian")

**WHEREAS** Resilient and Guardian wish to amalgamate and continue as one corporation in accordance with the terms and conditions hereof;

**AND WHEREAS** the parties have entered into this Agreement to provide for the matters referred to in these recitals and for other matters relating to the proposed amalgamation;

**NOW THEREFORE THIS AGREEMENT WITNESSETH** in consideration of the above premises and of the covenants, agreements, representations and warranties hereinafter contained, the parties hereto agree as follows:

## ARTICLE 1
## INTERPRETATION

1.1 **Definitions.** In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant to the ABCA.

(b) **"Acquisition"** means the proposed acquisition by Guardian of a 26.55% working interest in certain wells in the Clarke Lake area of British Columbia for a purchase price of approximately $5,000,000, payable in cash, as more particularly described in the Guardian Disclosure Letter;

(c) **"Agreement"**, "this Agreement", "herein", "hereby", "hereof", "hereunder" and similar expressions mean or refer to this agreement, together with the schedules hereto and any amendments hereto.

(d) **"Amalco"** means the continuing corporation to be constituted upon completion of the Amalgamation, to be named Guardian Exploration Inc.

(e) **"Amalco Common Shares"** means the common shares in the capital of Amalco.

(f) **"Amalco Registrar and Transfer Agent"** means Computershare Trust Company of Canada, and any other person which may be appointed as registrar and transfer agent of Amalco from time to time.

(g) **"Amalco Stock Option Plan"** means the stock option plan of Amalco to be adopted by the shareholders of Resilient and Guardian at the Meetings in the form attached as Schedule C hereto.

(h) **"Amalgamation"** means the amalgamation of Resilient and Guardian pursuant to Section 181 of the ABCA provided for herein.

(i) **"Articles of Amalgamation"** means the Articles of Amalgamation with respect to the amalgamation of Resilient and Guardian, substantially in the form attached hereto as Schedule A.

(j) **"associate"**, **"affiliate"**, **"insider"** and **"promoter"** have the respective meanings ascribed thereto in the *Securities Act* (Alberta).

(k) **"Business Day"** means any day other than a Saturday or Sunday or a day when banks in the City of Calgary are not generally open for business.

(l) **"Certificate of Amalgamation"** means the certificate of amalgamation for the Amalgamation issued by the Registrar pursuant to Subsection 185(4) of the ABCA.

(m) **"Closing"** means the completion of the Amalgamation.

(n) **"Closing Date"** means the date of the Closing, which shall be not later than April 13, 2006, unless otherwise agreed to by Resilient and Guardian.

(o) **"Dissenting Shareholders"** means the Resilient Shareholders or the Guardian Shareholders, as applicable, who exercise the right of dissent available to such holders in respect of the respective special resolutions approving the Amalgamation.

(p) **"Effective Date"** means the effective date of the Amalgamation, which shall be the date of the Certificate of Amalgamation.

(q) **"Guardian Agent's Warrants"** means the warrants of Guardian that may issued under the Guardian Private Placement entitling the holders to acquire up to 1,033,846 Guardian Common Shares at a price of $0.65 per share and expiring 18 months from the date of issuance.

(r) **"Guardian Assets"** mean any and all assets, properties and rights beneficially owned by Guardian, whether vested or contingent, including without limitation the Guardian Oil and Gas Assets.

(s) **"Guardian Common Shares"** means the issued and outstanding Class A common shares in the capital of Guardian.

(t) **"Guardian Disclosure Letter"** means the disclosure letter of Guardian to Resilient dated and delivered on the date hereof.

(u) **"Guardian Letter of Transmittal"** means the letter of transmittal to be used by Guardian Shareholders for the purpose of surrendering certificates representing the Guardian Common Shares and exchanging them for certificates representing the Amalco Common Shares.

(v) **"Guardian Meeting"** means the special meeting of the Guardian Shareholders to approve the Amalgamation under the ABCA, to approve the Amalco Stock Option Plan and certain other matters.

(w) **"Guardian Oil and Gas Assets"** means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests owned by Guardian.

(x) **"Guardian Private Placement"** means the brokered private placement of up to 10,769,230 Guardian Common Shares at a price of $0.65 per share and up to 4,000,000 Guardian Common Shares issued on a "flow-through" basis ("Guardian Flow-Through Shares") at a price of $0.75 per Guardian Flow-Through Share, to be completed in one or more closings. As consideration for acting as agent in connection with the Guardian Private Placement, Guardian has agreed to pay Wellington West Capital Markets Inc. ("WWCM") a cash commission equal to 7% of the gross proceeds and to issue to WWCM the Guardian Agent's Warrants to purchase such number of Guardian Common Shares as is equal to 7% of the aggregate number of Guardian Common Shares and Guardian Flow-Through Shares issued under the Guardian Private Placement; provided, however, that the cash commission and Guardian Agent's Warrants shall be reduced to 3% on sales to or by directors or officers of Guardian to a maximum of $2,000,000 in gross proceeds.

(y) **"Guardian Shareholders"** means holders of Guardian Common Shares.

(z) **"Guardian Warrants"** means the outstanding common share warrants of Guardian entitling the holders to acquire an aggregate of 4,202,386 Guardian Common Shares at prices ranging from $0.58 to $1.00 per share and expiring on various dates between October 26, 2006 and December 31, 2006.

(aa) **"Joint Information Circular"** means the notices of meeting and joint information circular of Resilient and Guardian to be forwarded by Resilient and Guardian to their respective shareholders in connection with the Meetings.

(bb) **"Lands"** means the lands or interests by a party hereto, including all Petroleum Substances within, upon or under those Lands to the extent granted by Oil and Gas Leases, subject to such limitations as to geological formations and substances and applicable Encumbrances.

(cc) **"Material Adverse Change"** or **"Material Adverse Effect"** means, when used in connection with a company, any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of the company, taken as a whole, and which change or effect may reasonably be expected to significantly reduce the value of the equity securities of the company other than a change or effect (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing by the company to the other party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including without limitation the prices of crude oil and natural gas, changes in taxation laws or currency exchange rates) in Canada, the United States or elsewhere.

(dd) **"Meetings"** means the Resilient Meeting and the Guardian Meeting.

(ee) **"Miscellaneous Interests"** means all of a party's right, title, estate and interest in and to all property, assets and rights associated with Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles themselves) including, but not in limitation of the generality of the foregoing, the entire interest of a party in:

(i) Title and Operating Documents;

(ii) all of a party's rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used in connection with Petroleum and Natural Gas Rights or Tangibles, including rights to enter upon and occupy the surface of lands on which Tangibles or wells are located and rights to use the surface of lands to gain access thereto;

(iii) all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) and the well bores thereof and all casing therein located on the Lands or lands pooled or unitized therewith; and

(iv) all records, data and information related to Oil and Gas Assets, including well files, lease files, agreement files, seismic data, engineering data and production records.

(ff) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading.

(gg) **"Oil and Gas Leases"** means the petroleum and natural gas leases, licenses, permits, fee simple certificates of title and similar instruments, by virtue of which the holder thereof is entitled to produce, save and market Petroleum Substances from Lands.

(hh) **"Permitted Encumbrances"** means:

(i) liens for taxes, assessments or governmental charges which are not due or delinquent;

(ii) liens incurred or created in the ordinary course of business as security in favour of a person or company who is conducting the development or operation of the property to which such liens relate for the company's share of the costs and expenses of such development or operation which are not due or delinquent;

(iii) mechanics', builders', materialmen's and similar liens arising by operation of law in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways; sewers; drains; gas and oil pipelines; gas and water mains; and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) governmental requirements of general application, including, without limitation, those respecting production rates or other operational matters;

(vii) the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title; and

(viii) the terms and conditions of Title and Operating Documents other than encumbrances.

(ii) **"Person"** means a natural person, firm, corporation, trust, partnership, joint venture, governmental body or agency or association.

(jj) **"Petroleum and Natural Gas Rights"** means the undivided interests attributed to a party in:

(i) rights (whether fee simple interests, leasehold interests or other interests) to drill for and produce, save and market Petroleum Substances from Lands;

(ii) royalties, net profits interests and similar interests entitling the holder thereof to a share of Petroleum Substances produced from Lands or lands pooled or unitized therewith or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(iii) rights to acquire the foregoing.

(kk) **"Petroleum Substances"** means petroleum, natural gas and related hydrocarbons (except coal) and all other substances (including sulphur and sulphur compounds) produced in association therewith.

(ll) **"Registrar"** means the Registrar appointed under the ABCA.

(mm) **"Related Parties"** means promoters, officers, directors and other insiders of a company, and associates or affiliates thereof.

(nn) **"Resilient Agent's Options"** means, collectively: (i) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 276,923 Resilient Units at a price of $0.65 per unit until September 16, 2006; (ii) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 118,200 Resilient Common Shares at a price of $1.50 per share until April 30, 2006; and (iii) the outstanding agent's options of Resilient entitling the holders to purchase an aggregate of 166,000 Resilient Common Shares at a price of $0.75 per share until July 31, 2006.

(oo) **"Resilient Assets"** mean any and all assets, properties and rights beneficially owned by Resilient, whether vested or contingent, including without limitation the Resilient Oil and Gas Assets.

(pp) **"Resilient Common Shares"** means the common shares in the capital of Resilient.

(qq) **"Resilient Disclosure Letter"** means the disclosure letter of Resilient to Guardian dated and delivered on the date hereof.

(rr) **"Resilient Letter of Transmittal"** means the letter of transmittal to be used by Resilient Shareholders for the purpose of surrendering certificates representing the Resilient Common Shares and exchanging them for certificates representing the Amalco Common Shares.

(ss) **"Resilient Meeting"** means the special meeting of the Resilient Shareholders to approve the Amalgamation under the ABCA, to approve the Amalco Stock Option Plan, to approve the Resilient Warrant Repricing and certain other matters.

(tt) **"Resilient Oil and Gas Assets"** means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests owned by Resilient.

(uu) **"Resilient Options"** means the outstanding stock options of Resilient entitling the holders to purchase an aggregate of 248,272 Resilient Common Shares at prices ranging from $0.75 to $46.50 per share and expiring on various dates between May 11, 2006 and November 3, 2012.

(vv) **"Resilient Units"** means units of Resilient, each unit consisting of one Resilient Common Share and one-half of one warrant, with each whole warrant entitling the holder to purchase one Resilient Common Share at a price of $0.75 per share until March 16, 2006 and at a price of $0.90 per share until September 16, 2007.

(ww) **"Resilient Warrant Repricing"** means the proposed repricing and adjustments to the Resilient Warrants and the Resilient Agent's Options such that the exercise price of these securities is one-third of their current exercise price and the number of Resilient Common Shares that these securities are exercisable for is one-third of the current number, subject to the approval of the Resilient Shareholders and the TSX of such repricing and adjustments.

(xx) **"Resilient Warrants"** means the outstanding warrants of Resilient entitling the holders to acquire an aggregate of 1,538,462 Resilient Common Shares at a price of $0.75 per share until March 16, 2006 and thereafter at a price of $0.90 per share until September 16, 2007;

(yy) **"Subsidiary"** or **"Subsidiaries"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

(zz) **"Tangibles"** means all of a party's interests in equipment and facilities used or held for use in respect of the production, gathering, dehydration, processing, treatment, measurement, storage or transportation of petroleum, natural gas and related hydrocarbon on or from Lands or lands pooled or unitized therewith, including, without limitation, wellheads, pumps, pumpjacks, dehydrators, separators, meters, generators, flowlines, gathering lines, batteries, tanks, pipelines, compressors and gas processing plants.

(aaa) **"Tax Act"** means the *Income Tax Act* (Canada) as amended.

(bbb) **"Termination Date"** shall have the meaning attributed to such term in Section 7.2.

(ccc) **"Title and Operating Documents"** means (i) the Oil and Gas Leases; (ii) all agreements relating to the ownership, operation or exploitation of the Oil and Gas Assets entered into in the normal course of business, including, without limitation: operating procedures; unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation agreements; trust agreements; agreements providing for the gathering, measurement, processing, compression or transportation of Petroleum Substances; contracts for the sale and purchase of Petroleum Substances or substances derived therefrom; seismic data licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other contracts granting the right to use the surface of lands; and (iii) all permits issued or granted by government authorities pertaining to the ownership or operation of the Oil and Gas Assets or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Petroleum Substances from the Oil and Gas Assets.

(ddd) **"TSX"** means the Toronto Stock Exchange.

1.2 **Interpretation Not Affected by Headings, etc.** The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.** Words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

1.4 **Date for Any Action.** In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where an action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.5 **Rounding.** In performing the various mathematical calculations required to be performed hereunder, all numbers shall be rounded to the nearest five decimal places.

1.6 **Currency.** All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 **Knowledge.** Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Guardian or Resilient, as applicable, it shall be deemed to refer to the actual knowledge after having made due inquiry of the officers and directors of the particular company.

1.8 **Meanings.** Words and phrases defined in the ABCA shall have the same meaning herein as in the ABCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.9 **Schedules.** The following schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A – Articles of Amalgamation
Schedule B – By-Law No. 1 of Amalco
Schedule C – Amalco Stock Option Plan

## ARTICLE 2
## AMALGAMATION

2.1 **Agreement to Amalgamate.** Resilient and Guardian hereby agree to amalgamate under the provisions of the ABCA and to continue as one corporation upon the terms and conditions set forth herein.

2.2 **Name.** The name of Amalco shall be "Guardian Exploration Inc.".

2.3 **Registered Office.** The registered office of Amalco shall be situated at Suite 1250, 639 – 5th Avenue SW, Calgary, Alberta T2P 0M9.

2.4 **Authorized Capital.** Amalco shall be authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of preferred shares, issuable in series, which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation.

2.5 **Restriction on Share Transfer.** The transfer of shares of Amalco shall not be subject to any restrictions.

2.6 **Number of Directors.** The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be fifteen (15).

2.7 **First Directors and Officers.** The number of first directors of Amalco shall be six (6). The first directors and officers of Amalco shall be:

| Name | Address |
|---|---|
| **Graydon L.M. Kowal**<br>President, Chief Executive Officer and Director | 538 Hurricane Drive<br>Springbank Airport<br>Calgary, AB<br>T3Z 3S8 |
| **Melvin L. Chambers**<br>Director | 39 Hawksley Cresent NW<br>Calgary, Alberta<br>T3G 3B9 |
| **William L. McKenzie**<br>Vice-President, Exploration and Director | 906 – 8000 Wentworth Drive SW<br>Calgary, Alberta<br>T3H 5K9 |
| **David G. Mallory**<br>Vice-President, Finance, Chief Financial Officer and Director | 3028 – 85th Street SW<br>Calgary, Alberta<br>T3H 4C4 |
| **Scott Reeves**<br>Secretary | 1250, 639 – 5th Avenue SW<br>Calgary, Alberta<br>T2P OM9 |

and two (2) other independent Amalco board members acceptable to the Exchange shall be designated by Guardian prior to the Effective Date.

The first directors shall hold office until the first annual or general meeting of the shareholders of Amalco, or until their successors are duly appointed or elected. The subsequent directors shall be elected each year thereafter as provided for in the ABCA, in the Articles of Amalgamation and in the by-laws of Amalco. The management and operation of the business and affairs of Amalco shall be under the control of the Board of Directors as it is constituted from time to time.

2.8 **First Auditors.** The first auditors of Amalco shall be Kenway Mack Slusarchuk Stewart LLP, Chartered Accountants. The first auditors of Amalco shall hold office until the first annual meeting of shareholders of Amalco following the Amalgamation, or until their successor is appointed.

2.9 **Fiscal Year.** The fiscal year end of Amalco shall be December 31, subject to receipt of all necessary regulatory approval.

2.10 **Restrictions on Business.** There shall be no restrictions on the business that Amalco may carry on.

2.11 **Articles of Amalgamation and By-laws.** The Articles of Amalgamation of Amalco shall be in the form set forth as Schedule A hereto. The by-laws of Amalco shall be in the form set forth as Schedule B hereto.

2.12 **Effect of Certificate of Amalgamation.** On the Effective Date:

(a) the Amalgamation of Resilient and Guardian and their continuance as one corporation shall become effective;

(b) the property of each of Resilient and Guardian shall continue to be the property of Amalco;

(c) Amalco shall continue to be liable for the obligations of each of Resilient and Guardian;

(d) any existing cause of action, claim or liability to prosecution of either Resilient or Guardian shall be unaffected;

(e) any civil, criminal or administrative action or proceeding pending by or against either Resilient or Guardian may be continued to be prosecuted by or against Amalco;

(f) a conviction against, or ruling, order or judgment in favour of or against, either Resilient or Guardian may be enforced by or against Amalco; and

(g) the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

2.13 **Manner of Conversion of Issued Securities.** On the Effective Date:

(a) each Guardian Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Common Shares equal to Z, for each one (1) Guardian Common Share held by such shareholder based on the following calculations:

| | |
|---|---|
| Z= | 20,000,000 x [(28,850,000 + W - Y) ÷ (31,850,000 + W -Y)] |
| | (29,516,771 + X) |

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement and where Y is equal to the total purchase price paid by Guardian pursuant to the terms of the Acquisition and where X is equal to the total number of Guardian Common Shares and Guardian Flow-Through Shares issued under the Guardian Private Placement; and the Guardian Common Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities;

(b) each Resilient Shareholder, other than a Dissenting Shareholder, shall receive such number of Amalco Common Shares equal to Z, for each one (1) Resilient Common Share held by such shareholder based on the following calculations:

| | |
|---|---|
| Z= | 20,000,000 x [(3,000,000) ÷ (31,850,000 + W -Y)] |
| | 12,015,841 |

where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement and where Y is equal to the purchase price paid by Guardian pursuant to the terms of the Acquisition; and the Resilient Common Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such securities;

(c) notwithstanding the provisions hereof, Resilient and Guardian may agree to (i) amend the issued and outstanding Amalco Common Shares to be issued on the Effective Date from 20,000,000 to such other number of issued and outstanding Amalco Common Shares as agreed to by the parties, or (ii) amend the exchange ratios set forth in this Section 2.13; provided, however, that the amended number of issued and outstanding Amalco Common Shares to be issued on the Effective Date and/or the amended exchange ratios shall be disclosed in the Joint Information Circular and shall be subject to the approval of the Guardian Shareholders and the Resilient Shareholders at the Meetings;

(d) no fractional Amalco Common Shares shall be issued in connection with the exchange of Guardian Common Shares and/or Resilient Common Shares set forth in this Section 2.13 and any exchange that results in less than a whole number of Amalco Common Shares shall be rounded up or down, as applicable, to the nearest whole number;

(e) the Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options shall not be cancelled and shall be continued on the Amalgamation, adjusted both as to exercise price and the number of Amalco Common Shares issuable upon the exercise of such securities based on the exchange ratios in this Section 2.13 to ensure that any holder of Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and/or Resilient Agent's Options exercising a Guardian Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option, as applicable, after the Effective Date will be in substantially the same position as such holder would have been in if he or she had exercised the Guardian Warrant, Guardian Agent's Warrant, Resilient Warrant, Resilient Option and/or Resilient Agent's Option prior to the Effective Date; and

(f) the aggregate stated capital of Amalco shall be an amount equal to the aggregate paid up capital for purposes of the Tax Act of Guardian and Resilient immediately prior to such time, and such stated capital shall be allocated on an equal basis to each share of Amalco issued on the Amalgamation, or as otherwise determined by the directors of Amalco.

2.14 **Restrictions on Securities.** The parties acknowledge and agree that the securities of Amalco to be issued to the securityholders of Resilient and Guardian pursuant to Section 2.13 hereof will be subject to compliance with applicable securities laws.

2.15 **Certificates**. On the Effective Date:

(a) the registered holders of Guardian Common Shares shall cease to be registered holders of such shares and shall be deemed to be the registered holders of Amalco Common Shares to which they are entitled in accordance with Section 2.13 hereof, and on or after the Effective Date the registered holders of certificates representing Guardian Common Shares may surrender such certificates to the Amalco Registrar and Transfer Agent, together with a completed Guardian Letter of Transmittal and, upon such surrender, shall be entitled to receive certificates representing the number of Amalco Common Shares to which they are entitled in accordance with Section 2.13, as soon as practicable, but in any event no later than five (5) Business Days following the later of the Effective Date and the date of deposit of a duly completed and executed Guardian Letter of Transmittal; and

(b) the registered holders of Resilient Common Shares shall cease to be registered holders of Resilient Common Shares, and shall be deemed to be registered holders of Amalco Common Shares to which they are entitled in accordance with Section 2.13 hereof, and on or after the Effective Date the registered holders of certificates representing Resilient Common Shares may surrender such certificates to the Amalco Registrar and Transfer Agent, together with a completed Resilient Letter of Transmittal and, upon such surrender, shall be entitled to receive certificates representing the number of Amalco Common Shares to which they are entitled in accordance with Section 2.13, as soon as practicable, but in any event no later than five (5) Business Days following the later of the Effective Date and the date of deposit of a duly completed and executed Resilient Letter of Transmittal.

2.16 **Lost Certificates.** In the event any certificate which immediately prior to the Effective Date represented one or more outstanding Resilient Common Shares or Guardian Common Shares that were exchanged pursuant to Section 2.13 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, as applicable, claiming such certificate to be lost, stolen or destroyed, the Amalco Registrar and Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Amalco Common Shares in each case deliverable pursuant to Section 2.13 hereof. When authorizing such payment in exchange for any lost, stolen, destroyed certificate, the holder to whom certificates representing such securities are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and the Amalco Registrar and Transfer Agent in such sum as Amalco may direct or otherwise indemnify Amalco in a manner satisfactory to Amalco against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

2.17 **Stock Option Plan.** The Amalco Stock Option Plan shall be in the form set forth in Schedule C hereto if approved in such form by the shareholders of Resilient and Guardian at the Meetings.

## ARTICLE 3
## COVENANTS

3.1 **Covenants of Guardian.** Guardian covenants and agrees with Resilient that Guardian will not, from the date of execution hereof to and including the Effective Date, except pursuant to the Guardian Private Placement and the Acquisition or with the prior written consent of Resilient, such consent not to be unreasonably withheld:

(a) declare, pay or set aside any dividends or provide for any distribution of its properties or assets, or make any payment by way of return of capital or otherwise, to its shareholders;

(b) split, combine or reclassify any outstanding shares;

(c) enter into any material contract, other than in the ordinary course of business consistent with past practice;

(d) redeem, purchase or offer to purchase any of its shares or other securities;

(e) reorganize, amalgamate or merge with any other Person or other business organization whatsoever;

(f) acquire or agree to acquire (by merger, amalgamation, acquisition of securities or assets or otherwise) any Person or other business organization or division or any assets or properties of a material nature;

(g) incur or commit to incur any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice, or issue any debt securities;

(h) issue or commit to issue any shares of its capital stock, or rights, warrants or options to purchase such shares, or any securities convertible into such shares, warrants or options, except pursuant to the Guardian Warrants, the Guardian Agent's Warrants or as disclosed in the Guardian Disclosure Letter;

(i) alter or amend in any way its constating documents as the same exist at the date of this Agreement;

(j) take any action which would be outside the ordinary course of business or which may result in a Material Adverse Change;

(k) sell, pledge, lease, dispose of, grant any interest in, encumber or agree to sell, pledge, lease, dispose of, grant any interest in or encumber any material component of its assets, other than in the ordinary course of business consistent with past practice;

(l) engage in any business enterprise or other activity materially different from that carried on or intended to be carried on as at the date hereof;

(m) enter into any transaction with or make payments or issue securities to a party or parties with which it does not deal at arm's length, other than in the ordinary course of business consistent with past practice;

(n) grant any director, officer or employee who has a policy-making function any increase in compensation or in severance or termination pay (whether or not such compensation or pay is payable in cash), or enter into any employment or consulting agreement with any such director, officer or employee, or hire or promote any such person; or

(o) perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the transactions contemplated under this Agreement.

3.2 **Further Covenants of Guardian**. Guardian covenants and agrees with Resilient that Guardian will:

(a) on or before the Closing Date, take all necessary steps to complete the Guardian Private Placement and the Acquisition;

(b) use all commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any instrument or agreement and take such other measures as may be necessary to fulfil its obligations under and to carry out the transactions contemplated by this Agreement including, without limitation the Guardian Private Placement and the Acquisition;

(c) prior to the Termination Date, convene the Guardian Meeting for the purpose of approving the Amalgamation, the Amalco Stock Option Plan and to solicit proxies to be voted at the Guardian Meeting in favour of the approval of all of such matters;

(d) it will prepare (in consultation with Resilient), file and distribute to the Guardian Shareholders and the Resilient Shareholders in a timely and expeditious manner, the Joint Information Circular, and any amendments or supplements to the Joint Information Circular, all as required by applicable law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(e) it will include in the Joint Information Circular the recommendation of the board of directors of Guardian that the Guardian Shareholders vote in favour of the Amalgamation;

(f) provide Resilient, on a timely basis, with all relevant information concerning it and its business, property, operations and financial statements for inclusion in the Joint Information Circular, including information pertaining to the Acquisition and the Guardian Private Placement;

(g) except for proxies and other non-substantive communications with securityholders, furnish promptly to Resilient a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Amalgamation; (ii) any filings under applicable laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(h) make other necessary filings and applications under applicable federal and provincial laws and regulations required on the part of it in connection with the transactions contemplated herein, and take all reasonable action necessary to be in compliance with such laws and regulations;

(i) use all commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made on the Effective Date, except to the extent that such representations and warranties require modification to give effect to the transactions contemplated herein;

(j) use all commercially reasonable efforts and do all such acts and things that are reasonably necessary to cause each of the conditions precedent set forth in Sections 5.1 and 5.3 hereof to be complied with;

(k) subject to the satisfaction of the conditions in Sections 5.1 and 5.2 hereof, thereafter together with Resilient file with the Registrar the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation on or before the Termination Date; and

(l) notify Resilient immediately upon becoming aware that any of the representations and warranties of it contained herein are no longer true and correct in any material respect.

3.3 **Covenants of Resilient**. Resilient covenants and agrees with Guardian that it will not from the date of execution hereof to and including the Effective Date, except as contemplated by this Agreement with the prior written consent of Guardian, such consent not to be unreasonably withheld:

(a) declare, pay or set aside any dividends or provide for any distribution of its properties or assets, or make any payment by way of return of capital or otherwise, to its shareholders;

(b) split, combine or reclassify any outstanding shares;

(c) enter into any material contract;

(d) redeem, purchase or offer to purchase any of its shares or other securities;

(e) reorganize, amalgamate or merge with any other Person or other business organization whatsoever;

(f) acquire or agree to acquire (by merger, amalgamation, acquisition of securities or assets or otherwise) any Person or other business organization or division, or any assets or properties;

(g) incur or commit to incur any indebtedness for borrowed money, or issue any debt securities;

(h) issue or commit to issue any shares of its capital stock, or rights, warrants or options to purchase such shares, or any securities convertible into such shares, warrants or options, other than in connection with the exercise of the Resilient Warrants, Resilient Options or the Resilient Agent's Options;

(i) except as contemplated by this Agreement, alter or amend in any way its constating documents or by-laws as the same exist at the date of this Agreement;

(j) take any action which would be outside the ordinary course of business or which may result in a Material Adverse Change;

(k) engage in any business enterprise or other activity, other than as contemplated herein and as required as a public company;

(l) enter into any transaction with or make payments or issue securities to a party or parties with whom Resilient does not deal at arm's length, other than in the ordinary course of business consistent with past practice;

(m) grant any director, officer or employee who has a policy-making function any increase in compensation or in severance or termination pay (whether or not such compensation or pay is payable in cash), or enter into any employment or consulting agreement with any such director, officer or employee, or hire or promote any such person;

(n) perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated under this Agreement; or

(o) sell, pledge, lease, dispose of, grant any interest in, encumber or agree to sell, pledge, lease, dispose of, grant any interest in or encumber any of its assets.

3.4 **Further Covenants of Resilient.** Resilient covenants and agrees with Guardian that it will:

(a) use all commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any instrument or agreement and take such other measures as may be necessary to fulfil its obligations under and to carry out the transactions contemplated by this Agreement;

(b) prior to the Termination Date, convene the Resilient Meeting for the purpose of approving the Amalgamation, the Amalco Stock Option Plan and the Resilient Warrant Repricing and to solicit proxies to be voted at the Resilient Meeting in favour of the approval of all of such matters;

(c) it will prepare (in consultation with Guardian), file and distribute to the Guardian Shareholders and the Resilient Shareholders in a timely and expeditious manner, the Joint Information Circular, and any amendments or supplements to the Joint Information Circular, all as required by applicable law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(d) it will include in the Joint Information Circular the recommendation of the board of directors of Resilient that the Resilient Shareholders vote in favour of the Amalgamation;

(e) provide Guardian, on a timely basis, with all relevant information concerning it and its business, property, operations and financial statements for inclusion in the Joint Information Circular;

(f) except for proxies and other non-substantive communications with securityholders, furnish promptly to Guardian a copy of each notice, report, schedule or other document delivered, filed or received by Resilient in connection with: (i) the Amalgamation; (ii) any filings under applicable laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(g) make other necessary filings and applications under applicable federal and provincial laws and regulations required on the part of Resilient in connection with the transactions contemplated herein, and take all reasonable action necessary to be in compliance with such laws and regulations;

(h) use all commercially reasonable efforts to conduct its affairs so that Resilient's representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made on the Effective Date, except to the extent that such representations and warranties require modification to give effect to the transactions contemplated herein;

(i) use all commercially reasonable efforts and do all such acts and things that are reasonably necessary to cause each of the conditions precedent set forth in Sections 5.1 and 5.2 hereof to be complied with;

(j) subject to the satisfaction of the conditions precedent in Sections 5.1 and 5.3 hereof, thereafter together with Guardian file with the Registrar the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation on or before the Termination Date; and

(k) notify Guardian immediately upon becoming aware that any of the representations and warranties of Resilient contained in Section 4.1 hereof are no longer true and correct in any material respect.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties of Resilient.** Resilient represents and warrants to and in favour of Guardian as follows, and acknowledges that Guardian is relying upon such representations and warranties:

(a) Resilient is a corporation duly incorporated under the laws of Alberta and is a valid and subsisting corporation under the ABCA and is in compliance, in all material respects, with the requirements of the ABCA and, other than K2 America Corp., Resilient has no Subsidiaries;

(b) Resilient has the requisite power, capacity and authority to enter into this Agreement on the terms and conditions herein set forth and to perform its obligations hereunder;

(c) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been, or in respect of the transactions contemplated herein will have been prior to Closing, duly approved by the board of directors of Resilient and this Agreement constitutes a valid and binding obligation of Resilient enforceable against it in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance or injunction are granted at the discretion of a court of competent jurisdiction;

(d) no consent, approval, order or authorization of, or registration, declaration or filing with, any third party or governmental entity is required by or with respect to Resilient in connection with the execution and delivery of this Agreement by Resilient, the performance of its obligations hereunder or the consummation by Resilient of the transactions contemplated hereby other than (a) the approval of the Amalgamation, the Amalco Stock Option Plan and the Resilient Warrant Repricing by the Resilient Shareholders, (b) the approval of the Amalgamation, the Amalco Stock Option Plan, the Resilient Warrant Repricing and the listing of the Amalco Common Shares to be issued under the Amalgamation and those Amalco Common Shares to be issued upon the exercise of the post-amalgamation Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options by the TSX (c) such registrations and other actions required under provincial and territorial securities laws as are contemplated by this Agreement and registrations and applications required as a result of the formation of a new corporation on the Amalgamation, (d) any filings with the Registrar and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Resilient or prevent or materially impair Resilient's ability to perform its obligations hereunder;

(e) the entering into and performance of this Agreement and the transactions contemplated herein by Resilient will not violate:

(i) the constating documents or by-laws of Resilient;

(ii) any agreement to which Resilient is a party and will not give any person or company any right to terminate or cancel any agreement or any right enjoyed by Resilient because of such agreement, and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against Resilient or the assets of Resilient; or

(iii) any statute, regulation, by-law, order, judgment, or decree by which Resilient is bound, except for such violations which would not have a Material Adverse Effect on Resilient;

(f) Resilient is a "reporting issuer" or equivalent under applicable securities legislation in the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario, is not in default of the requirements of such legislation or the regulations and rules thereto or the policies and requirements of the TSX, and the issued and outstanding Resilient Common Shares are currently listed and posted for trading on the TSX;

(g) no cease trade order has been issued against Resilient or the Resilient Common Shares in any jurisdiction, and, to the knowledge of Resilient, no cease trade order is pending or threatened;

(h) the authorized capital of Resilient consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 12,015,841 common shares are issued and outstanding and all of such shares are validly issued and outstanding as fully paid and non-assessable shares of Resilient;

(i) except for the Resilient Warrants, the Resilient Options, the Resilient Agent's Options or pursuant to this Agreement, no Person has any agreement, option or right to acquire or capable of becoming an agreement for the purchase or acquisition of any of the unissued share capital of Resilient, or any other securities of Resilient;

(j) there is no suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or, to the knowledge of Resilient, threatened against or relating to Resilient or affecting its properties or business which if determined adversely to Resilient might materially and adversely affect the properties, business, future prospects or the financial condition of Resilient, or the right of Resilient to use, produce or sell its property or assets in whole or in part. There is not presently outstanding against Resilient any judgment, injunction, rule or order of any court, governmental department, commission, agency or arbitrator;

(k) Resilient is a taxable Canadian corporation as defined in the Tax Act and is not liable, in any material respect, for any Canadian federal, provincial, municipal or local taxes, sales tax assessments, withholding taxes, employee or other remittances, or other imposts or penalties due and unpaid at the date hereof in respect of its income, capital, employees, business or property, or for the payment of any tax instalment due in respect of its current taxation year (but not including taxes accruing due) or any previous taxation years, and no such taxes, assessments, imposts, remittances or penalties are required to be reserved against. All such taxes, assessments, imposts, remittances and penalties have been properly calculated by Resilient, in all material respects. Resilient is not in default in filing any returns or reports covering any Canadian federal, provincial, municipal or local taxes, assessments or other imposts in respect of its income, business or property and Resilient has complied with all withholding, collection, remittance and other obligations under any applicable taxing statute;

(l) Resilient has not experienced nor, to the knowledge of Resilient, is it aware of any occurrence or event which has had, or might reasonably be expected to have, a Material Adverse Effect on Resilient;

(m) except as set forth in the Resilient Disclosure Letter, Resilient has not incurred any obligation or liability, contingent or otherwise, for broker's fees, commissions or finder's fees or other similar fees in respect of the transactions contemplated herein;

(n) except as set forth in the Resilient Disclosure Letter, since September 30, 2005, there has not been any Material Adverse Change in Resilient;

(o) the audited financial statements for the year ended December 31, 2004 and the notes thereto and the unaudited financial statements of Resilient for the period ended September 30, 2005 and the notes thereto, are true and correct and present fairly, in all material respects, the financial position of Resilient as at such dates and the results of its operations and changes in financial position for the periods indicated in the said statements, and have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of prior periods;

(p) except as set forth in the Resilient Disclosure Letter, Resilient has no material liabilities, contingent or otherwise, except those set out in the financial statements referred to in subsection 4.1(o) hereof, and Resilient has not guaranteed or indemnified, or agreed to guarantee or indemnify, any debt, liability or other obligation of any Person;

(q) except as set forth in the Resilient Disclosure Letter and other than as disclosed in the financial statements of Resilient which will be contained or incorporated by reference in the Joint Information Circular and referred to in subsection 4.1(o) hereof, Resilient is not indebted to:

(i) any director, officer or shareholder of Resilient;

(ii) any individual related to any of the foregoing by blood, marriage or adoption; or

(iii) any corporation controlled, directly or indirectly, by any one or more of those Persons referred to in subsections 4.1(q)(i) and (ii) hereof;

(r) none of those Persons referred to in subsection 4.1(q) hereof is indebted to Resilient;

(s) except as set forth in the Resilient Disclosure Letter, no Person has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming an agreement for the purchase, exchange, transfer or other disposition from Resilient of any material part of its assets, except in the ordinary course of business of Resilient consistent with past practice;

(t) the information concerning Resilient to be set forth in the Joint Information Circular will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it will be made, and such information in the Joint Information Circular will constitute full, true and plain disclosure of all material facts relating to the particular matters concerning Resilient to be acted upon by the securityholders of Resilient at the Resilient Meeting; Resilient hereby authorizes Guardian to provide a copy of the Joint Information Circular to its directors and shareholders;

(u) no notices, reports or other filings are required to be made by Resilient with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Resilient from, any governmental or regulatory authority, other than TSX, and the usual filings under applicable Canadian securities laws, in connection with the execution and delivery of this Agreement by Resilient and the consummation of the transactions contemplated herein by Resilient, the failure to make or obtain any or all of which is reasonably likely to have a Material Adverse Effect on Resilient or could prevent, materially delay or materially burden the transactions contemplated by this Agreement;

(v) since the date Resilient became a reporting issuer, Resilient has filed all required forms, reports and documents (collectively, the "Resilient Public Disclosure") with the applicable

Canadian regulatory authorities having jurisdiction. None of the Resilient Public Disclosure filed by Resilient with the applicable Canadian securities regulatory authorities having jurisdiction, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(w) Resilient is duly licensed, registered and qualified, in all material respects, and possesses all material certificates, authorizations, permits or licences issued by the appropriate regulatory authorities in the jurisdictions necessary to enable its business to be carried on as now conducted and to enable its properties and assets to be owned, leased and operated as they are now, and all such licences, registrations and qualifications are in good standing, in all material respects;

(x) except as set forth in the Resilient Disclosure Letter, to the best of the knowledge of Resilient, none of the directors or officers of Resilient (or such shareholders' respective principals) is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(y) except as disclosed in the Joint Information Circular, there are no contracts, agreements or engagements of any director or officer of Resilient, either written or verbal, providing for a fixed period of employment;

(z) the Joint Information Circular will contain disclosure respecting all material contracts, agreements and commitments (whether written or oral) to which Resilient is a party, and all of such material contracts, agreements and commitments are in full force and effect and Resilient is not in default, in any material respect, under any of such contracts, agreements or commitments;

(aa) there does not exist any state of facts which after notice or lapse of time, or both, will constitute a default or breach on the part of Resilient under any of the provisions contained in any of the material contracts, commitments or agreements referred to in subsection 4.1(z) hereof;

(bb) the corporate records and minute books of Resilient are current and contain complete and accurate minutes of all meetings of the directors (and committees thereof) and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed;

(cc) Resilient maintains sufficient property, general liability and third party insurance and all of such insurance policies are in good standing and in the opinion of management of Resilient are sufficient, in all material respects, to protect Resilient against potential liabilities of the business of Resilient;

(dd) except as set forth in the Resilient Disclosure Letter, Resilient is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Resilient or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Resilient;

(ee) all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance or use of any of the assets of Resilient and its subsidiaries have been obtained and maintained in effect except for those which would not have a Material Adverse Effect on Resilient;

(ff) Resilient, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Resilient;

(gg) all known spills or similar incidents pertaining to or affecting the business or the assets of Resilient have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Resilient, and, to the knowledge of Resilient, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified;

(hh) to the knowledge of Resilient, except to the extent that any violation or other matter referred to in this subsection 4.1(hh) does not or will not have a Material Adverse Effect on Resilient: Resilient is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(ii) Resilient has, in all material respects, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(jj) except as set forth in the Resilient Disclosure Letter and to the knowledge of Resilient, there have been no releases, deposits or discharges in violation of Environmental Laws, or any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Resilient;

(kk) there are no defects, failures or impairments in respect of the title of Resilient to its properties, facilities or other Resilient Assets, which in the aggregate could have a Material Adverse Effect on Resilient or the anticipated cashflow of Resilient. The Resilient Assets are free and clear of all liens, encumbrances and adverse claims created by, through or under Resilient, except for Permitted Encumbrances or those liens, encumbrances and adverse claims specifically disclosed in the Resilient Disclosure Letter;

(ll) Resilient has not received written notice of any claim by any third party adverse to or inconsistent with the interest attributed to Resilient with respect to its Oil and Gas Assets;

(mm) Resilient has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules, regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Resilient in each jurisdiction in which it carries on business;

(nn) except to the extent which, in any case, is not material, (i) all permits, licenses, approvals and other instruments required under applicable law ("Permits") required in respect of Resilient's Assets for which Resilient is the operator have been issued or obtained and are in full force and effect and there is no breach or violation thereof and (ii) to the knowledge of Resilient, all Permits required in respect of its other assets have been issued or obtained and are in full force and effect and there is no breach or violation thereof;

(oo) except as set forth in the Resilient Disclosure Letter, all ad valorem, property, royalties, production, severance and similar taxes and assessments based on or measured by the ownership of Resilient's Oil and Gas Assets or the production of petroleum, natural gas and related hydrocarbons or the receipt of proceeds therefrom payable by Resilient in respect of Resilient's Oil and Gas Assets have been paid and discharged in accordance with good oilfield practice, except where the failure to make payment would not have a Material Adverse Effect on Resilient's Oil and Gas Assets;

(pp) to the knowledge of Resilient, none of Resilient's Oil and Gas Assets are subject to reduction by virtue of the conversion or other alteration of the interest of any third party claiming by, through or under Resilient, except as set forth in the Resilient Disclosure Letter;

(qq) Resilient has performed, observed and satisfied all of its material duties, liabilities, obligations and covenants required to be performed, observed and satisfied by it under applicable Title and Operating Documents;

(rr) except as set forth in the Resilient Disclosure Letter, there are no authorizations for expenditure or other contracts or commitments which require Resilient to expend funds in respect of Resilient's Oil and Gas Assets nor is Resilient aware of any such expenditures or commitments except routine operation and maintenance costs;

(ss) while it does not warrant title, and with the exception of oil and gas industry standard "permitted encumbrances"; Resilient is not aware of any defects, failures or impairments in the title of Resilient to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on:

   (i) the current production of Resilient; or

   (ii) the current cash flow of Resilient.

(tt) Resilient is not a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangement in respect of outstanding securities of Resilient;

(uu) to the best of the knowledge of Resilient, Resilient maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to Resilient is made known to those within Resilient responsible for the preparation of the financial statements during the period in which the financial statements have been prepared; and

(vv) except as regards any matter relating to Guardian, there are no reasonable grounds for believing that a creditor of Resilient will be prejudiced by the Amalgamation.

4.2 **Representations and Warranties of Guardian.** Guardian represents and warrants to and in favour of Resilient as follows, and acknowledges that Resilient is relying upon such representations and warranties:

(a) Guardian is a corporation duly incorporated under the laws of Alberta and is a valid and subsisting corporation under the ABCA, has been duly registered under the laws of the Province of British Columbia and is in compliance, in all material respects, with the requirements of the ABCA and Guardian has no Subsidiaries;

(b) Guardian has the requisite power, capacity and authority to enter into this Agreement on the terms and conditions herein set forth and to perform its obligations hereunder;

(c) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been, or in respect of the transactions contemplated herein will have been prior to Closing, duly approved by the board of directors of Guardian and this Agreement constitutes a valid and binding obligation of Guardian enforceable against it in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance or injunction are granted at the discretion of a court of competent jurisdiction;

(d) no consent, approval, order or authorization of, or registration, declaration or filing with, any third party or governmental entity is required by or with respect to Guardian in connection with the execution and delivery of this Agreement by Guardian, the performance of its obligations hereunder or the consummation by Guardian of the transactions contemplated hereby other than (a) the approval of the Amalgamation and the Amalco Stock Option Plan by the Guardian Shareholders, (b) such registrations and other actions required under provincial and territorial securities laws as are contemplated by this Agreement and registrations and applications required as a result of the formation of a new corporation on the Amalgamation, (c) any filings with the Registrar and (d) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Guardian or prevent or materially impair Guardian's ability to perform its obligations hereunder;

(e) the entering into and performance of this Agreement and the transactions contemplated herein by Guardian will not violate:

(i) the constating documents or by-laws of Guardian

(ii) any agreement to which Guardian is a party and will not give any person or company any right to terminate or cancel any agreement or any right enjoyed by Guardian because of such agreement, and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against Guardian or the assets of Guardian or

(iii) any statute, regulation, by-law, order, judgment, or decree by which Guardian is bound, except for such violations which would not have a Material Adverse Effect on Guardian.

(f) no cease trade order has been issued against Guardian or the Guardian Common Shares in any jurisdiction, and, to the knowledge of Guardian, no cease trade order is pending or threatened;

(g) the authorized share capital of Guardian consists of an unlimited number of Class A Voting common shares, an unlimited number of Class B non-voting common shares and an unlimited number of Class A Voting preferred shares, 7% non-cumulative, redeemable by Guardian, of which 29,516,771 Class A common shares (and no more), no Class B common shares and no preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Guardian prior to the completion of the Guardian Private Placement;

(h) except as disclosed in the Guardian Disclosure Letter and except for the Guardian Warrants and other than pursuant to the Guardian Private Placement or this Agreement, no Person has any agreement, option or right to acquire or capable of becoming an agreement for the purchase or acquisition of any of the unissued share capital of Guardian or any other securities of Guardian;

(i) except as disclosed in the Guardian Disclosure Letter, there is no suit, action, litigation, arbitration proceeding or governmental proceeding, including appeals and applications for review, in progress, pending or, to the knowledge of Guardian threatened against or relating to Guardian or affecting its properties or business which if determined adversely to Guardian might materially and adversely affect the properties, business, future prospects or the financial condition of Guardian or the right of Guardian to use, produce or sell its property or assets in whole or in part. There is not presently outstanding against Guardian any judgment, injunction, rule or order of any court, governmental department, commission, agency or arbitrator;

(j) Guardian is a taxable Canadian corporation as defined in the Tax Act and is not liable, in any material respect, for any Canadian federal, provincial, municipal or local taxes, sales tax assessments, withholding taxes, employee or other remittances, or other imposts or penalties due and unpaid at the date hereof in respect of its income, capital, employees, business or property, or for the payment of any tax instalment due in respect of its current taxation year (but not including taxes accruing due) or any previous taxation years, and no such taxes, assessments, imposts, remittances or penalties are required to be reserved against. All such taxes, assessments, imposts, remittances and penalties have been properly calculated by Guardian in all material respects. Guardian is not in default in filing any returns or reports covering any Canadian federal, provincial, municipal or local taxes, assessments or other imposts in respect of its income, business or property and Guardian has complied with all withholding, collection, remittance and other obligations under any applicable taxing statute;

(k) Guardian has not experienced nor, to the knowledge of Guardian, is it aware of any occurrence or event which has had, or might reasonably be expected to have, a Material Adverse Effect on Guardian;

(l) except as disclosed in the Guardian Disclosure Letter, Guardian has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transactions;

(m) since November 30, 2005 there has not been any Material Adverse Change in Guardian;

(n) the audited financial statements of Guardian as at August 31, 2005 and the notes thereto and the unaudited financial statements of Guardian for the period ended November 30, 2005 and the notes thereto are true and correct and present fairly, in all material respects, the financial position of Guardian as at such dates and the results of its operations and changes in financial position for the periods indicated in the said statements, and have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of prior periods;

(o) Guardian has no material liabilities, contingent or otherwise, except those set out in the financial statements referred to in subsection 4.2(n) hereof, and Guardian has not guaranteed or indemnified, or agreed to guarantee or indemnify, any debt, liability or other obligation of any Person;

(p) other than as disclosed in the financial statements of Guardian which will be contained in the Joint Information Circular and referred to in subsection 4.2(n) hereof, Guardian is not indebted to:

(i) any director, officer or shareholder of Guardian;

(ii) any individual related to any of the foregoing by blood, marriage or adoption; or

(iii) any corporation controlled, directly or indirectly, by any one or more of those Persons referred to in subsections 4.2(p)(i) and (ii) hereof.

(q) none of those Persons referred to in subsection 4.2(p) hereof is indebted to Guardian except as disclosed in the audited financial statements of Guardian for the year ended August 31, 2005 and the unaudited financial statements of Guardian for the period ended November 30, 2005;

(r) no Person has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming an agreement for the purchase, exchange, transfer or other disposition from Guardian of any material part of its assets, except in the ordinary course of business of Guardian consistent with past practice;

(s) the information concerning Guardian to be set forth in the Joint Information Circular will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it will be made, and such information in the Joint Information Circular will constitute full, true and plain disclosure of all material facts relating to the particular matters concerning Guardian;

(t) no notices, reports or other filings are required to be made by Guardian with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Guardian from, any governmental or regulatory authority, and the usual filings under applicable Canadian securities laws, in connection with the execution and delivery of this Agreement by Guardian and the consummation of the transactions contemplated herein by Guardian, the failure to make or obtain any or all of which is reasonably likely to have a Material Adverse Effect on the financial condition of Guardian or could prevent, materially delay or materially burden the transactions contemplated by this Agreement;

(u) Guardian is duly licensed, registered and qualified, in all material respects, and possesses all material certificates, authorizations, permits or licences issued by the appropriate regulatory authorities in the jurisdictions necessary to enable its business to be carried on as now conducted and to enable its properties and assets to be owned, leased and operated as they are now, and all such licences, registrations and qualifications are in good standing, in all material respects;

(v) to the best of the knowledge of Guardian, none of the directors or officers of Guardian (or such shareholders' respective principals) is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere;

(w) except as disclosed in the Joint Information Circular, there are no contracts, agreements or engagements of any director or officer of Guardian, either written or verbal, providing for a fixed period of employment;

(x) the Joint Information Circular, as of the date thereof, will contain disclosure respecting all material contracts, agreements and commitments (whether written or oral) to which Guardian is a party, and all of such material contracts, agreements and commitments are in full force and effect and Guardian is not in default under any of such contracts, agreements or commitments, save and except for any breach or default which is not material or which has been waived by the other party to such contract, agreement or commitment;

(y) there does not exist any state of facts which after notice or lapse of time, or both, will constitute a material default or breach on the part of Guardian under any of the provisions contained in any of the material contracts, commitments or agreements referred to in subsection 4.2(w) hereof;

(z) the corporate records and minute books of Guardian are current and contain, in all material respects, complete and accurate minutes of all meetings of the directors (and committees thereof) and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed;

(aa) Guardian maintains sufficient property, general liability and third party insurance and all of such insurance policies are in good standing and in the opinion of management of Guardian are sufficient, in all material respects, to protect Guardian against potential liabilities of the business of Guardian;

(bb) except as disclosed in the Guardian Disclosure Letter, Guardian is not aware of, and has not received:

(iii) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(iv) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Guardian or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Guardian;

(cc) all Environmental Permits necessary for the ownership, operation, development, maintenance or use of any of the assets of Guardian have been obtained and maintained in effect except for those which would not have a Material Adverse Effect on Guardian;

(dd) Guardian, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Guardian;

(ee) all known spills or similar incidents pertaining to or affecting the business or the assets of Guardian have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Guardian, and, to the knowledge of Guardian, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified;

(ff) to the knowledge of Guardian, except to the extent that any violation or other matter referred to in this subsection 4.2(hh) does not or will not have a Material Adverse Effect on Guardian: Guardian is not in violation of any applicable Environmental Laws;

(gg) Guardian has, in all material respects, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(hh) to the knowledge of Guardian, there have been no releases, deposits or discharges in violation of Environmental Laws, or any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Guardian;

(ii) there are no defects, failures or impairments in respect of the title of Guardian to its properties, facilities or other Guardian Assets, which in the aggregate could have a Material Adverse Effect on Guardian or the anticipated cashflow of Guardian. The Guardian Assets are free and clear of all liens, encumbrances and adverse claims created by, through or under Guardian, except for Permitted Encumbrances or those liens, encumbrances and adverse claims specifically disclosed in the Guardian Disclosure Letter;

(jj) Guardian has not received written notice of any claim by any third party adverse to or inconsistent with the interest attributed to Guardian with respect to its Oil and Gas Assets, except as disclosed in the Guardian Disclosure Letter;

(kk) Guardian has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules, regulations and, in particular, all applicable licencing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Guardian in each jurisdiction in which it carries on business;

(ll) except to the extent which, in any case, is not material, (i) all Permits required required in respect of Guardian's Assets for which Guardian is the operator have been issued or obtained and are in full force and effect and there is no breach or violation thereof and (ii) to the knowledge of Guardian, all Permits required in respect of its other assets have been issued or obtained and are in full force and effect and there is no breach or violation thereof;

(mm) except as disclosed in the Guardian Disclosure Letter, all ad valorem, property, royalties, production, severance and similar taxes and assessments based on or measured by the ownership of Guardian's Oil and Gas Assets or the production of petroleum, natural gas and related hydrocarbons or the receipt of proceeds therefrom payable by Guardian in respect of Guardian's Oil and Gas Assets have been paid and discharged in accordance with good oilfield practice, except where the failure to make payment would not have a Material Adverse Effect on Guardian's Oil and Gas Assets;

(nn) to the knowledge of Guardian, none of Guardian's Oil and Gas Assets are subject to reduction by virtue of the conversion or other alteration of the interest of any third party claiming by, through or under Guardian, except as disclosed in the Guardian Disclosure Letter;

(oo) Guardian has performed, observed and satisfied all of its material duties, liabilities, obligations and covenants required to be performed, observed and satisfied by it under applicable Title and Operating Documents;

(pp) except as disclosed in the Guardian Disclosure Letter, there are no authorizations for expenditure or other contracts or commitments which require Guardian to expend funds in respect of Guardian's Oil and Gas Assets nor is Guardian aware of any such expenditures or commitments except routine operation and maintenance costs;

(qq) Guardian has made available to McDaniel & Associates Consultants Ltd. ("McDaniel"), prior to the issuance of its report dated September 1, 2005 with respect to Guardian's crude oil, natural gas and natural gas liquids reserves (the "McDaniel Reserve Report"), for the purpose of preparing the McDaniel Reserve Report, all information requested by McDaniel, which information did not contain any misrepresentation at its date. As at the date hereof, Guardian has no knowledge of a material adverse change in any information provided to McDaniel since the date that such information was so provided nor is Guardian aware of any new material adverse information respecting its reserves;

(rr) while it does not warrant title, and with the exception of oil and gas industry standard "permitted encumbrances"; Guardian is not aware of any defects, failures or impairments in the title of Guardian to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on:

(i) the quantity and pre-tax present worth values of the oil and gas reserves of Guardian as shown in the McDaniel Reserve Report;

(ii) the current production of Guardian; or

(iii) the current cash flow of Guardian.

(ss) Guardian is not a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangement in respect of outstanding securities of Guardian;

(tt) to the best of the knowledge of Guardian, Guardian maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to Guardian is made known to those within Guardian responsible for the preparation of the financial statements during the period in which the financial statements have been prepared;

(uu) except as regards any matter relating to Resilient, there are no reasonable grounds for believing that a creditor of Guardian will be prejudiced by the Amalgamation; and

(vv) assuming completion of the Guardian Private Placement and the Acquisition, Guardian will as of the completion of the Guardian Private Placement and the Acquisition and as of the Effective Date, satisfy the original listing requirements of the TSX for an oil and gas company as set forth in Section 319 of the TSX Company Manual.

## ARTICLE 5
## CONDITIONS PRECEDENT AND OTHER MATTERS

5.1 **Mutual Conditions Precedent.** The respective obligations of the parties hereto to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a) the Guardian Private Placement and the Acquisition shall have been completed to enable Amalco to satisfy the original listing requirements of the TSX for an oil and gas company as set forth in Section 319 of the TSX Company Manual;

(b) the transactions contemplated herein, including the Amalgamation, shall have been approved by the required majority of the votes of the shareholders of each of Resilient and Guardian who, being entitled to do so, vote in person or by proxy at the Meetings in accordance with the provisions of the ABCA;

(c) the securities of Amalco to be issued upon the completion of the Amalgamation and the Amalco Common Shares to be issued upon the exercise of the post-amalgamation Guardian Warrants, Guardian Agent's Warrants, Resilient Warrants, Resilient Options and Resilient Agent's Options shall have been approved for listing by the TSX, subject to Amalco fulfilling the TSX's usual and ordinary listing requirements;

(d) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;

(e) all consents, orders and approvals, including, without limitation, regulatory approvals, required or necessary or desirable for the completion of the transactions provided for in this Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to each of the parties hereto, acting reasonably; and

(f) this Agreement shall not have been terminated in accordance with Section 7.2 of this Agreement.

5.2 **Conditions to Obligations of Guardian.** The obligation of Guardian to consummate the transactions contemplated herein is subject to the satisfaction, on or before the Closing Date, or such other date specified below, of the following conditions:

(a) the completion of a due diligence review to the satisfaction of the board of directors of Guardian of the business, financial condition, assets and affairs of Resilient prior to March 9, 2006;

(b) each of the acts and undertakings of Resilient to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Resilient in all material respects;

(c) no Material Adverse Change in Resilient shall have occurred between the date hereof and the Closing Date;

(d) except as affected by the transactions contemplated herein, the representations and warranties of Resilient contained in Section 4.1 hereof shall be true in all material respects on the Closing Date with the same effect as though such representations and warranties had been made at and as of such time and Guardian shall have received a certificate to that effect, dated the Closing Date, from an officer of Resilient acceptable to Guardian, to the best of his knowledge, after having made reasonable inquiry;

(e) the covenants of Resilient contained in Sections 3.3 and 3.4 hereof shall have been complied with and Guardian shall have received a certificate of an officer of Resilient to such effect;

(f) Resilient shall have furnished Guardian with:

    (i) certified copies of the resolutions passed by the board of directors of Resilient approving this Agreement and the consummation of the transactions contemplated herein;

    (ii) certified copies of the resolutions passed by the shareholders of Resilient at the Resilient Meeting approving the Amalgamation and the Amalco Stock Option Plan; and

    (iii) a conditional approval letter from the TSX approving the Amalgamation, approving the Amalco Stock Option Plan and approving the listing of the Amalco Common Shares issuable pursuant to the Amalgamation and upon exercise of any securities of Amalco convertible or exercisable into Amalco Common Shares, subject to the usual terms and conditions with respect to listing;

(g) not more than 10% of the Resilient Shareholders shall have exercised rights of dissent in relation to the Amalgamation and Resilient shall have provided to Guardian a certificate of an officer of Resilient certifying on the Effective Date the number of Resilient Common Shares in respect of which, to such officer's knowledge, the holders thereof have exercised rights of dissent;

(h) Resilient shall have entered into a letter agreement with Renegade Oil & Gas Ltd. ("Renegade") pursuant to which Resilient and Renegade agree that if the Amalgamation is completed, all of Renegade's right, title and interest in and to the properties of K2 America Corp. shall be terminated in consideration for a cash payment of US$290,000 by Amalco to Renegade on the Closing Date; and

(i) the latest available audited and/or reviewed financial statements of Resilient shall be true and correct and shall have been prepared in accordance with generally accepted accounting principles.

The conditions described above are for the exclusive benefit of Guardian and may be asserted by Guardian regardless of the circumstances, or may be waived by Guardian in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Guardian may have hereunder or at law.

5.3 **Conditions to Obligations of Resilient.** The obligations of Resilient to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, or such other date specified below, of the following conditions:

(a) the completion of a due diligence review to the satisfaction of the board of directors of Resilient of the business, financial condition, assets and affairs of Guardian prior to March 9, 2006;

(b) each of the acts and undertakings of Guardian to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed by Guardian in all material respects;

(c) no Material Adverse Change in Guardian shall have occurred between the date hereof and the Closing Date;

(d) except as affected by the transactions contemplated herein, the representations and warranties of Guardian contained in Section 4.2 hereof shall be true in all material respects on the Closing Date with the same effect as though such representations and warranties had been made at and as of such time, and Resilient shall have received a certificate to such effect, dated the Closing Date, of a senior officer of Guardian acceptable to Resilient to the best of his knowledge, after having made reasonable inquiry;.

(e) the covenants of Guardian contained in Sections 3.1 and 3.2 hereof shall have been complied with, and Resilient shall have received a certificate to such effect, dated the Closing Date, of a senior officer of Guardian;

(f) Guardian shall have furnished Resilient with:

(i) copies of the closing documentation in connection with the completion of the Guardian Private Placement and the Acquisition;

(ii) certified copies of the resolutions passed by the Board of Directors of Guardian approving this Agreement and the consummation of the transactions contemplated herein; and

(iii) certified copies of the resolutions passed by the shareholders of Guardian at the Guardian Meeting approving the Amalgamation and the Amalco Stock Option Plan;

(g) not more than 10% of the Guardian Shareholders shall have exercised rights of dissent in relation to the Amalgamation and Guardian shall have provided to Resilient a certificate of an officer of Guardian certifying on the Effective Date the number of Guardian Common Shares in respect of which, to such officer's knowledge, the holders thereof have exercised rights of dissent;

(h) Resilient and each of the directors and officers of Resilient shall have executed mutual releases pursuant to which Resilient shall have released such directors and officers and such directors and officers shall have released Resilient from and against all liabilities, actions, causes of action, suits, debts, sums of money, claims, demands, damages, costs or expenses which any party ever had, now has or can, shall, or may have for any cause, matter or thing whatsoever arising out of or in respect out of such directors and officers having acted as a director and officer of Resilient, all in such form and on such terms acceptable to Resilient and each of the directors and officers of Resilient, acting reasonably; and

(i) the latest available audited and/or reviewed financial statements of Guardian shall be true and correct and shall have been prepared in accordance with generally accepted accounting principles.

The conditions described above are for the exclusive benefit of Resilient and may be asserted by Resilient regardless of the circumstances, or may be waived by Resilient in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Resilient may have hereunder or at law.

5.4 **Amalgamation of Conditions**. The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released on the filing by Resilient and Guardian of the Articles of Amalgamation with the Registrar.

5.5 **Acknowledgements.** Each of Guardian and Resilient acknowledges and agrees as follows:

(a) that Amalco shall fulfil its obligations pursuant to indemnities provided or available to past and present officers and directors of Guardian and Resilient pursuant to the provisions of their respective constating documents, the ABCA, and the written indemnity agreements which have been entered into between Guardian or Resilient, as applicable, and its officers and directors;

(b) that Guardian and Resilient can each secure "run off" directors' and officers' liability insurance for their current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has scope and coverage substantially equivalent in scope and coverage to that provided pursuant to the current directors' and officer's insurance policy of Guardian or Resilient, as applicable, and Guardian and Resilient each agree to not take any action to terminate such directors' and officers' insurance; and

(c) that the provisions of subsections (a) and (b) above are (i) intended for the benefit of all present and former directors and officers of Guardian and Resilient, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and each of Guardian and Resilient shall hold the rights and benefits of subsections (a) and (b) above in trust for and on behalf of their respective Third Party Beneficiaries and each of Guardian and Resilient hereby accept such trust and agree to hold the benefit of and enforce performance of such covenants on behalf of their respective Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

## ARTICLE 6
## NOTICES

6.1 **Notices**. All notices, requests and demands hereunder, which may or are required to be given pursuant to any provision of this Agreement, shall be given or made in writing and shall be delivered by courier, telecopier or e-mail as follows:

(a) to Resilient, addressed to:

Resilient Resources Ltd.
Suite 550, 435 – 4th Avenue S.W.
Calgary, AB T2P 3A8
Attention: Mr. Bud McDonald
Telecopier: (403) 269-6085
e-mail: budmcd@telus.net

with a copy to

Macleod Dixon LLP
Barristers & Solicitors
Suite 3700, 400 – 3rd Avenue S.W.
Calgary, AB T2P 4H2
Attention: Mr. Marcus Archer
Telecopier: (403) 264-5973
e-mail: marcus.archer@macleoddixon.com

(b) to Guardian, addressed to:

Guardian Exploration Inc.
538 Hurricane Drive
Springbank Airport
Calgary, AB T3Z 3S8
Attention: Mr. Graydon Kowal
Telecopier: (403) 730-6312
e-mail: gkowal@guardianhelicopters.com

with a copy to:

Tingle Merrett LLP
Barristers & Solicitors
Suite 1250, 639 – 5th Avenue S.W.
Calgary, AB T2P 0M9
Attention: Mr. Jeff Helper
Telecopier: (403) 571-8008
e-mail: jhelper@tinglemerrett.com

or to such other addresses and telecopier numbers as the parties may, from time to time, advise to the other parties hereto by notice in writing. All notices, requests and demands hereunder shall be deemed to have been received, if delivered by courier on the date of delivery and if sent by telecopier or e-mail, on the next Business Day after the telecopy was sent.

## ARTICLE 7
## AMENDMENT AND TERMINATION OF AGREEMENT

7.1 **Amendment**. This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by securityholders of Resilient and the securityholders of Guardian without approval by such securityholders of Resilient and Guardian given in the same manner as required for the approval of the Amalgamation.

7.2 **Rights of Termination**. If any of the conditions contained in Article 5 hereof shall not be fulfilled or performed by the applicable date set forth in Article 5 (the "Termination Date") or such other date mutually agreed upon by Resilient and Guardian and such condition is contained in:

(a) Section 5.1 hereof, any of the parties hereto may terminate this Agreement by notice to the other party;

(b) Section 5.2 hereof, Guardian may terminate this Agreement by notice to Resilient; or

(c) Section 5.3 hereof, Resilient may terminate this Agreement by notice to Guardian.

If this Agreement is terminated as aforesaid, the party terminating this Agreement shall, subject to Section 7.5 below, be released from all obligations under this Agreement, all rights of specific performance against such party shall terminate and, unless such party can show that the condition or conditions the non-performance of which has caused such party to terminate this Agreement were reasonably capable of being performed by the other party, then the other party shall also be released from all obligations hereunder; and further provided that any of such conditions may be waived in full or in part by either of the parties without prejudice to its rights of termination in the event of the non-fulfillment or non-performance of any other condition.

7.3 **Notice of Unfulfilled Conditions**. If either of Resilient or Guardian shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Amalgamation or any of the other transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement on the part of the other of them to be fulfilled or performed, Resilient or Guardian, as the case may be, shall so notify the other of them forthwith upon making such determination in order that such other of them shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Date.

7.4 **Mutual Termination**. This Agreement may, at any time before or after the holding of the Meetings, but no later than the last Business Day immediately preceding the Effective Date, be terminated by mutual agreement of Resilient and Guardian without further action on the part of the shareholders of Resilient or Guardian, and, if the Amalgamation does not become effective on or before the Termination Date, either Resilient or Guardian may unilaterally terminate this Agreement, which termination will be effective upon notice thereof being given to the other of them.

7.5 **Break Fee**. If at any time after the date of this Agreement and prior to its termination pursuant to Section 7.2 hereof:

(a) Resilient or Guardian or their respective directors, officers or agents solicit any discussions, expressions of interest or proposals from any Person(s), or accept any offers from or enter into a letter of intent or binding agreement with any Person(s), relating to a possible amalgamation, arrangement or merger or the sale of substantially all of the shares or assets, or any controlling equity interest, of Resilient or Guardian, as applicable;

(b) Resilient or Guardian do not set a date for a special meeting of their shareholders to approve the Amalgamation by March 10, 2006 (being the day after the due diligence condition out) or Resilient or Guardian call off the special meeting of their shareholders to approve the Amalgamation where a meeting has already been called or do not mail the Joint Information Circular to their shareholders; or

(c) if the Joint Information Circular has been mailed, Resilient or Guardian do not recommend to their shareholders in the Joint Information Circular that they vote their shares in favour of the Amalgamation;

then the party doing or not doing, as applicable, any of the things described in subsections (a), (b) or (c) above shall, within twenty-four hours after the thing is done or not done, as applicable, pay to the other party the amount of $300,000 (the "Break Fee"), provided that the Break Fee shall not be payable to such other party where there is a material breach of this Agreement or non-performance of a material provision of this Agreement by such other party. Such payment shall be made in immediately available funds to an account designated by the party entitled thereto.

In addition to the above, in the event that either party terminates this Agreement due to the condition precedent in Section 5.1(a) not having been satisfied prior to the Termination Date, then Guardian shall pay to Resilient the Break Fee provided that the Break Fee shall not be payable to Resilient where there is a material breach of this Agreement or non-performance of a material provision of this Agreement by Resilient. Such payment shall be made in immediately available funds to an account designated by Resilient.

## ARTICLE 8
## GENERAL

8.1 **Stand Still Agreement.** As long as this Agreement is in effect and except as contemplated herein, neither Resilient nor Guardian (including their respective directors, officers and agents) will solicit any discussions, expressions of interest, proposals or accept any offers from any Person relating to a possible amalgamation, arrangement or relating to the sale of substantially all of the shares or assets, or any controlling equity interest of Resilient or Guardian, as applicable, provided however that the board of directors of Resilient and Guardian, as applicable, may take action or refrain from taking action as is appropriate to satisfy applicable fiduciary duties and further provided that Resilient and Guardian (including their directors, officers and agents) may, after the Termination Date, solicit and accept offers if the Articles of Amalgamation are not filed with the Registrar by the Termination Date.

8.2 **Disclosure of Alternative Transaction.** In the event either Guardian or Resilient shall receive an unsolicited proposal, offer or expression of interest in connection with any of those matters referred to in Section 8.1 hereof on or before the Termination Date, the recipient of such proposal, offer or expression of interest shall notify the other parties hereto and shall provide details of such proposal, offer or expression of interest to the other parties hereto.

8.3 **Entire Agreement.** The terms and provisions herein contained and the schedules hereto constitute the entire agreement between the parties and shall supersede all previous oral or written communications.

8.4 **Binding Effect**. This Agreement shall be binding upon and enure to the benefit of the parties hereto.

8.5 **Waiver and Modification.** Guardian and Resilient may waive or consent to the modification of, in whole or in part, any inaccuracy or any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.6 **No Personal Liability.**

(a) No director, officer, employee or agent of either Resilient or any of its subsidiaries shall have any personal liability whatsoever to Guardian under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Resilient.

(b) No director, officer, employee or agent of either Guardian or any of its subsidiaries shall have any personal liability whatsoever to Resilient under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Guardian.

8.7 **Assignment**. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

8.8 **Public Disclosure**. The parties agree to consult with each other before making any public disclosure or announcement of or pertaining to this Agreement, and that any such disclosure or announcement shall be mutually satisfactory to all parties; provided, however, this Section shall not apply in the event any party hereto is advised by its counsel that certain disclosures or announcements, which the other parties after reasonable notice will not consent to, are required to be made by applicable laws, stock exchange rules or policies of regulatory authorities having jurisdiction.

8.9 **Expenses**. Whether or not the Amalgamation is completed, Resilient and Guardian shall each pay for their respective costs and expenses incurred in connection with the matters contemplated herein.

8.10 **Time of Essence**. Time shall be of the essence of this Agreement.

8.11 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

8.12 **Severability**. In the event that any provisions contained in this Agreement shall be declared invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights and remedies accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision shall to the extent permitted by law be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal and unenforceable provision.

8.13 **Confidentiality.** Each of Guardian and Resilient will provide such information as to its financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by the other party. Such information which:

(a) has not become generally available to the public; or

(b) was not available to a party or its representatives on a non-confidential basis before the date of this letter; or

(c) does not become available to a party or its representatives on a non-confidential basis from a person who is not, to the knowledge of the party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the party or its representatives;

will be kept confidential by each party and shall constitute confidential information (the "confidential information"). No confidential information may be released to third parties without the consent of the provider thereof, except that the parties hereto agree that they will not unreasonably withhold such consent to the extent that such confidential information is compelled to be released by legal process or must be released to regulatory bodies and/or included in public documents.

8.14 **Further Assurances**. Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.15 **Counterparts and Facsimile Copies**. This Agreement may be executed in separate counterparts, and all such counterparts when taken together shall constitute one (1) agreement. The parties shall be entitled to rely on delivery of a facsimile copy of the executed Agreement and such facsimile copy shall be legally effective to create a valid and binding Agreement.

**IN WITNESS WHEREOF** the parties have executed this Agreement as of the date first above written.

**RESILIENT RESOURCES LTD.**

Per: ______________________________

D.M. (Bud) McDonald
President

**GUARDIAN EXPLORATION INC.**

Per: ______________________________

David Mallory
Chief Financial Officer

**SCHEDULE "A"**

**ARTICLES OF AMALGAMATION**

000125

# Articles Of Amalgamation

Business Corporations Act
Section 185

1. **Name of Amalgamated Corporation**

**GUARDIAN EXPLORATION INC.**

2. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

See Schedule "A" attached hereto and forming a part hereof.

3. **Restrictions on share transfers (if any):**

None

4. **Number, or minimum and maximum number of directors:**

Minimum 3 - Maximum 15

5. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):**

None.

6. **Other provisions (if any):**

See Schedule "B" attached hereto and forming a part hereof.

7.

| Name of Amalgamating Corporations | Corporate Access Number |
|---|---|
| Guardian Exploration Inc. | 209263631 |
| Resilient Resources Ltd. | 205190945 |

Name of Person Authorizing *(please print)*

Signature

Title *(please print)*

Date

*This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 4L4, (780) 427-7013.*

REG 3068 (Rev. 2003/05)

## SCHEDULE "A" TO ARTICLES OF AMALGAMATION

Share Structure:

The Corporation is hereby authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, such Common Shares and Preferred Shares having attached thereto the following rights, privileges, restrictions and conditions:

Common Shares

The rights of the holders of the Common Shares are equal in all respect and include the following:

(a) to vote at all meetings of the shareholders of the Corporation, except meetings at which only holders of a specified class are entitled to vote.

(b) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

Preferred Shares

(a) The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by Articles of Amendment.

(b) The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

## SCHEDULE "B" TO ARTICLES OF AMALGAMATION

OTHER RULES OR PROVISIONS:

1. The directors may between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting or any duly called shareholders meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

2. Meetings of the shareholders of the Corporation may be held outside of Alberta.

# SCHEDULE "B"

# BY-LAW NO. 1 OF AMALCO

# BY-LAW NO. 1

A by-law relating generally to the
transaction of the business and
affairs of

# GUARDIAN EXPLORATION INC.

TABLE OF CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows

## ARTICLE 1
## INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(a) "Act" means the Business Corporations Act (Alberta), or any statute that may be substituted therefor, as from time to time amended;

(b) "appoint" includes "elect" and vice versa;

(c) "articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

(d) "board" means the board of directors of the Corporation;

(e) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(f) "Corporation" means the corporation incorporated under the Act by the said certificate to which the articles are attached, and named as noted on page one of these By-laws;

(g) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and

(h) "recorded address" has the meaning set forth in Section 9.07.

Save as aforesaid, words and expressions defined in the Act, including "resident Canadian", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

## ARTICLE 2
## BUSINESS OF THE CORPORATION

2.01 Registered Office

The registered office of the Corporation shall be at the place within the Province of Alberta as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal

The corporate seal, if any, of the Corporation shall be in the form adopted by the board from time to time.

2.03 Financial Year

The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.04 Execution of Instruments

Unless otherwise specified by the directors, contracts, documents and other instruments requiring execution by the Corporation shall be signed by two persons, one of whom holds the office of chairman of the board, managing director, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In the case where only one director has been elected, all contracts, documents and other instruments requiring execution shall require the signature of the sole director, and all contracts, documents and other instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents and instruments generally or to sign specific contracts, documents or instruments.

2.05 Delegation of Borrowing Power

Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by the Act in respect of the borrowing powers of the Corporation to such extent and in such manner as the board may determine at the time of such delegation; and without limitation the board by making this by-law hereby delegates such powers to the president.

## ARTICLE 3
## DIRECTORS

3.01 Number and Qualification of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. At least one-quarter of the directors shall be resident Canadians.

3.02 Election and Term

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.03 Action by the Board

The board shall manage the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to Sections 3.05 and 3.11) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

3.04 At Least One Quarter Canadians at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one quarter of the directors present are resident Canadians, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one quarter of the directors present at the meeting.

3.05 Meeting by Telephone

If all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of such conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

3.06 Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

3.07 Calling of Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the president or any two directors may determine.

3.08 Notice of Meeting

Subject to the specification of the purpose or business of the meeting when required by the Act, notice of the time and place of each meeting of the board shall be given in the manner provided in ARTICLE 9 to each director not less than 48 hours before the time when the meeting is to be held.

3.09 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.10 Chairman

The chairman of any meeting of the board shall be the president if he is a director and is present at the meeting. Otherwise, the directors present shall choose one of their number to be chairman.

3.11 Quorum

Subject to Section 3.04, the quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine. Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

3.12 Votes to Govern

At all meetings of the board, and subject to the requirements of the Act in respect of conflicts of interest, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

3.13 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.14 Resolutions in Writing

Any resolution in writing signed by all of the directors may be so signed in counterpart and any such resolution may be executed and delivered by facsimile, and is effective as of the date thereof or the time and/or date therein stated to be the effective time and/or date regardless of when the resolution is signed, and if not dated or dated to be effective as of an expressed date/time, then it is effective as of the latest date of execution.

## ARTICLE 4
## OFFICERS

4.01 Appointment

The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a chairman of the board, an officer may but need not be a director.

4.02 President

The president shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify.

4.03 Powers and Duties of other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the president may specify. The board and the president may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the president otherwise directs.

4.04 Term of Office

The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

4.05 Agents and Attorneys

The Corporation, by or under the authority of the board or the president, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

## ARTICLE 5
## COMMITTEES

5.01 Committees of the Board

The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. At least one quarter of the members of any such committee shall be resident Canadians.

5.02 Transaction of Business

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at a place in or outside Canada.

5.03 Advisory Bodies

The board may from time to time appoint such advisory boards as it may deem advisable.

5.04 Procedure

Unless otherwise determined by the board, each committee and advisory board shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

## ARTICLE 6
## PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Limitation of Liability

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

6.02 Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

## ARTICLE 7
## SHARES

7.01 Allotment of Shares

Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.02 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03 Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

7.04 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with Section 2.04 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under Section 2.04 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers under Section 2.04 may be printed or mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.05 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.06 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation.

7.07 Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

## ARTICLE 8
## MEETINGS OF SHAREHOLDERS

8.01 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 8.03, at such place as the board or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board or the president shall have power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in or outside of Alberta.

8.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in ARTICLE 9 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder entitled to vote at the meeting.

8.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.

8.06 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

8.07 Chairman and Secretary

The chairman of any meeting of shareholders shall be the president, or in his absence, a vice-president who is a shareholder. If no such officer is present, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

8.08 Quorum

Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

8.09 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

8.10 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

**ARTICLE 9**
**NOTICES**

9.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box;

and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

9.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

9.04 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

9.06 Waiver of Notice

Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or bridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

9.07 Interpretation

In this by-law, "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation.

## ARTICLE 10
## EFFEC TIVE DATE

10.01 Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

MADE by the board on the _____ day of __________________ , 2006.

______________________________________
President

______________________________________
Secretary

CONFIRMED by the shareholders in accordance with the Act on the ____ day of ____________________, 2006.

______________________________________
Secretary

# SCHEDULE "C"

## AMALCO STOCK OPTION PLAN

# STOCK OPTION PLAN

## 1. Purpose

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

## 2. Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a) "Board of Directors" means the Board of Directors of the Corporation;

(b) "Common Shares" means common shares in the capital of the Corporation and any shares or securities of the Corporation into which such common shares are changed, converted, subdivided, consolidated or reclassified;

(c) "Corporation" means Guardian Exploration Inc. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(d) "Exchange" means the Toronto Stock Exchange or any other stock exchange on which the Common Shares are listed;

(e) "Exchange Policies" means the policies of the Exchange, including those set forth in the Company Manual of the Exchange;

(f) "Insider" has the meaning ascribed thereto in Exchange Policies;

(g) "Market Price" means the last per share closing price for the Common Shares on the Exchange before the date of grant of an Option;

(h) "Option" means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price determined by the Board of Directors;

(i) "Option Period" means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is ten (10) years;

(j) "Optionee" means a person who is a director, officer, employee, consultant or other personnel of the Corporation or a subsidiary of the Corporation; a corporation wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan; and

(k) "Plan" shall mean the Corporation's incentive stock option plan as embodied herein and as from time to time amended.

Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy.

Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

3. <u>Administration</u>

The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4. <u>Eligibility</u>

The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. No Option shall be granted to any person except upon recommendation of the Board of Directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine.

5. <u>Participation</u>

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation.

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Corporation or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Corporation or any of its subsidiaries.

No Optionee shall have any of the rights of a shareholder of the Corporation in respect to Common Shares issuable on exercise of an Option until such Common Shares shall have been paid for in full and issued by the Corporation on exercise of the Option, pursuant to this Plan.

6. <u>Common Shares Subject to Options</u>

The number of Common Shares that may be issued upon the exercise of Options granted under the Plan at any time, together with the number of Common Shares that may be issued by the Corporation pursuant to or in connection with any other security based compensation arrangement (as defined in the Company Manual of the Exchange) at any time, shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall automatically increase or decrease as the number of issued and outstanding Common Shares changes. In addition:

(a) the aggregate number of Common Shares issued by the Corporation upon exercise of Options, together with the aggregate number of Common Shares issued by the Corporation pursuant to or in connection with any other security based compensation arrangement (as defined in the Company Manual of the Exchange), in any 12 month period shall not exceed 10% of the outstanding Common Shares at the beginning of such 12 month period; and

(b) there shall not be granted to any one (1) Optionee within a twelve month period of Options exercisable for greater than 5% of the issued and outstanding Common Shares at the beginning of such 12 month period.

Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

## 7. Option Agreement

(a) A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

(b) The Board of Directors may require any Optionee to agree in the Stock Option Agreement that the Optionee, if so requested by the Corporation or any representative of the underwriters (the "Managing Underwriter") in connection with any registration of the offering of any securities of the Corporation under the United States Securities Act of 1933, as amended (the "1933 Act"), Optionee shall not sell or otherwise transfer any Common Shares or other securities of the Corporation for a period of up to 180 days (or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Corporation) following the effective date of a registration statement of the Corporation filed under the 1933 Act.

## 8. Option Period and Exercise Price

Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the "Expiry Date"), subject to earlier termination as provided in Sections 10 and 11 hereof.

Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Market Price of the Common Shares.

## 9. Exercise of Options

An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist.

The exercise of any Option will be conditional upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Option is being exercised.

Common Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Common Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the 1933 Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any given time. As a condition to the exercise of an Option, the Corporation may require the person exercising such Option to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Corporation, such a representation is required by law.

The certificates representing any Common Shares issued to a "U.S. person" (as defined in Rule 902 of Regulation S under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. person, and any partnership or corporation organized or incorporated under the laws of the United States) shall, until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, bear a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE

1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE APPLICABLE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND THE APPLICABLE TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE 1933 ACT."

**10. Ceasing to be a Director, Officer, Employee or Consultant**

If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, the Optionee may, but only within ninety (90) days after the Optionee's ceasing to be a director, officer, employee or consultant or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation. For greater certainty, any Optionee who is deemed to be an employee of the Corporation pursuant to any medical or disability plan of the Corporation shall be deemed to be an employee for the purposes of the Plan.

**11. Death of Optionee**

In the event of the death of an Optionee, the Option previously granted to him shall be exercisable within one (1) year following the date of the death of the Optionee or prior to the expiry of the Option Period, whichever is earlier, and then only:

(a) by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution, or by the Optionee's legal personal representative; and

(b) to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee's death.

**12. Optionee's Rights Not Transferable**

No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

**13. Takeover or Change of Control**

The Corporation shall have the power, in the event of:

(a) any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation with or into any other corporation or of such corporation into the Corporation, or

(b) any change in control of the Corporation;

to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Corporation shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Corporation prior to the completion of such transaction.

**14. Anti-Dilution of the Option**

In the event of:

(a) any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of the Option, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b) any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of Common Shares deliverable by the Corporation on any exercise thereafter of the Option shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c) any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

**15. United States Matters**

(a) Each option granted under the Plan to an option holder who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a "U.S. Optionee") will be designated in the Option Agreement as either a non-qualified stock option or an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), provided that the stock option complies with the following provisions. If not designated in the Option Agreement, the Option shall be an incentive stock option. No provisions of the Plan, as it may be applied to a U.S. Optionee who has been granted an incentive stock option within the meaning of Section 422 of the Code, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Notwithstanding anything in the Plan to the contrary, the following provisions shall apply to each U.S. Optionee who will be granted an incentive stock option within the meaning of Section 422 of the Code:

(i) options shall only be granted to U.S. Optionees who are, at the time of grant, officers, key employees or directors (provided, for purposes of this Section 11 only, such directors are then also officers or key employees of the Corporation or a subsidiary). Any director of the Corporation who is a U.S. Optionee shall be eligible to vote upon the granting of such option;

(ii) the aggregate fair market value (determined as of the time the option is granted) of the Common Shares exercisable for the first time by a U.S. Optionee during any calendar year under the Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Corporation or any subsidiary shall not exceed US$100,000;

(iii) the purchase price for Common Shares under each Option granted to a U.S. Optionee pursuant to the Plan shall be not less than the fair market value of such Common Shares at the time the option is granted, as determined in good faith by the directors at such time;

(iv) if any U.S. Optionee to whom an option is to be granted under the Plan at the time of the grant of such option is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation, then the following special provisions shall be applicable to the option granted to such individual:

(1) the purchase price per Common Share subject to such option shall not be less than one hundred and ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(2) for the purposes of this Section 11 only the option exercise period shall not exceed five (5) years from the date of grant;

(v) no option may be granted hereunder to a U.S. Optionee following the expiry of five (5) years after the date on which the Plan is adopted by the Board or the date the Plan is approved by the shareholders of the Corporation, whichever is earlier;

(vi) no option granted to a U.S. Optionee under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Corporation; and

(vii) no incentive stock options may be granted under the Plan after ten (10) years after the adoption of this Plan by the Board of Directors of the Corporation.

(b) At the discretion of the Board of Directors, Optionees may satisfy withholding obligations as provided in this paragraph. When an Optionee incurs tax liability in connection with an Option, which tax liability is subject to tax withholding under applicable tax laws (including, without limitation, income and payroll withholding taxes), and Optionee is obligated to pay the Corporation an amount required to be withheld under applicable tax laws, Optionee may satisfy the tax withholding obligation by one or some combination of the following methods: (a) by cash payment, (b) out of Optionee's current compensation, (c) if permitted by the Board of Directors, in its discretion, by surrendering to the Corporation, Common Shares that (i) have been owned by Optionee for more than six (6) months on the date of surrender or such other period as may be required to avoid a charge to the Corporation's earnings, and (ii) have a Market Value on the date of surrender equal to (or less than, if other consideration is paid to the Corporation to satisfy the withholding obligation) Optionee's marginal tax rate times the ordinary income recognized, plus an amount equal to the Optionee's share of any applicable payroll withholding taxes, or (d) if permitted by the Board of Directors, in its discretion, by electing to have the Corporation withhold from the Common Shares to be issued upon exercise of the Option, if any, that number of Common Shares having a Market Value equal to the amount required to be withheld. For this purpose, the Market Value of the Common Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). In making its determination as to the type of consideration to accept, the Board of Directors shall consider if acceptance of such consideration may be reasonably expected to benefit the Corporation or result in the recognition of compensation expense (or additional compensation expense) for financial reporting purposes.

## 16. Costs

The Corporation shall pay all costs of administering the Plan.

## 17. Termination and Amendment

(a) The Board of Directors may amend or terminate the Plan or any outstanding Option granted hereunder at any time; provided, however, that no such amendment may, without the consent of an Optionee, adversely alter or impair any Option previously granted to an Optionee under the Plan. Any amendment to be made to this Plan or an Option under this Plan is subject to the prior approval of the Exchange and shareholders of the Corporation, where required by the rules of the Exchange. The Board of Directors shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders of the Corporation, to the extent that such amendments relate to among other things:

(i) altering, extending or accelerating the terms or conditions of vesting applicable to any Option or group of Options;

(ii) changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option;

(iii) accelerating the expiry date in respect of an Option;

(iv) determining the adjustment provisions pursuant to Section 14 hereof;

(v) amending the definitions contained within the Plan and other amendments of a "housekeeping" nature; and

(vi) amending or modifying the mechanics of exercise of the Options.

No amendment of the Plan may contravene any applicable law or regulation or the requirements of the Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.

(b) The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

**18. Applicable Law**

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

**19. Prior Plans**

On the effective date (as set out in Section 20 hereof), subject to Exchange approval and, if required, shareholder approval:

(a) the Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation; and

(b) all outstanding options shall be deemed to be granted pursuant to the Plan.

**20. Effective Date**

This Plan shall become effective as of and from, and the effective date of the Plan shall be •, 2006, upon all necessary shareholder and regulatory approvals.

# AMENDING AGREEMENT

This Amending Agreement is dated effective as of March 9, 2006.

**BETWEEN:**

**RESILIENT RESOURCES LTD.**, a corporation incorporated under the laws of Alberta ("Resilient")

\- and -

**GUARDIAN EXPLORATION INC.**, a corporation incorporated under the laws of Alberta ("Guardian")

**WHEREAS** Resilient and Guardian entered into an amalgamation agreement dated March 3, 2006 (the "Amalgamation Agreement");

**AND WHEREAS** Resilient and Guardian wish to amend the Amalgamation Agreement as set out in this Amending Agreement;

**NOW THEREFORE,** in consideration of the premises and the respective covenants and agreements set forth herein and in the Amalgamation Agreement, the parties hereto agree as follows:

**1. Interpretation**

This Amending Agreement is supplemental to and shall form one agreement with the Amalgamation Agreement, and the Amalgamation Agreement and this Amending Agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.

**2. Amendment**

The Amalgamation Agreement is hereby amended by changing the date in Section 5.2(a) of the Amalgamation Agreement from March 9, 2006 to March 15, 2006.

**3. Confirmation**

The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Amending Agreement, all of the terms and conditions contained in the Amalgamation Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.

4. **Execution in Counterpart**

This Amending Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

**IN WITNESS WHEREOF** the parties hereto have caused this Amending Agreement to be duly executed as of the date and year first above written.

**RESILIENT RESOURCES LTD.**

Per: (Signed) D. M. (Bud) McDonald

**GUARDIAN EXPLORATION INC.**

Per: (Signed) David Mallory

**AMENDING AGREEMENT**

This Amending Agreement is dated effective as of March 15, 2006.

BETWEEN:

**RESILIENT RESOURCES LTD.**, a corporation incorporated under the laws of Alberta ("Resilient")

- and -

**GUARDIAN EXPLORATION INC.**, a corporation incorporated under the laws of Alberta ("Guardian")

**WHEREAS** Resilient and Guardian entered into an amalgamation agreement dated March 3, 2006 as amended on March 9, 2006 (the "Amalgamation Agreement");

**AND WHEREAS** Resilient and Guardian wish to amend the Amalgamation Agreement as set out in this Amending Agreement;

**NOW THEREFORE,** in consideration of the premises and the respective covenants and agreements set forth herein and in the Amalgamation Agreement, the parties hereto agree as follows:

**1. Interpretation**

This Amending Agreement is supplemental to and shall form one agreement with the Amalgamation Agreement, and the Amalgamation Agreement and this Amending Agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.

**2. Amendment**

The Amalgamation Agreement is hereby amended by changing the date in Section 5.2(a) of the Amalgamation Agreement from March 15, 2006 to March 17, 2006 at 3:00 p.m. (Calgary time).

**3. Confirmation**

The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Amending Agreement, all of the terms and conditions contained in the Amalgamation Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.

**4. Execution in Counterpart**

This Amending Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

**IN WITNESS WHEREOF** the parties hereto have caused this Amending Agreement to be duly executed as of the date and year first above written.

**RESILIENT RESOURCES LTD.**

Per: (Signed) D. M. (Bud) McDonald

**GUARDIAN EXPLORATION INC.**

Per: (Signed) David Mallory

# AMENDING AGREEMENT

This Amending Agreement is dated effective as of March 17, 2006.

**BETWEEN:**

**RESILIENT RESOURCES LTD.**, a corporation incorporated under the laws of Alberta ("Resilient")

- and -

**GUARDIAN EXPLORATION INC.**, a corporation incorporated under the laws of Alberta ("Guardian")

**WHEREAS** Resilient and Guardian entered into an amalgamation agreement dated March 3, 2006 as amended on March 9, 2006 and March 15, 2006 (the "Amalgamation Agreement");

**AND WHEREAS** Resilient and Guardian wish to amend the Amalgamation Agreement as set out in this Amending Agreement;

**NOW THEREFORE,** in consideration of the premises and the respective covenants and agreements set forth herein and in the Amalgamation Agreement, the parties hereto agree as follows:

**1. Interpretation**

This Amending Agreement is supplemental to and shall form one agreement with the Amalgamation Agreement, and the Amalgamation Agreement and this Amending Agreement shall be read together and have effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.

**2. Amendment**

The Amalgamation Agreement is hereby amended by removing Section 7.5 in its entirety, and removing ", subject to Section 7.5 below," from Section 7.2.

**3. Confirmation**

The parties hereto hereby acknowledge and confirm that, except as specifically amended by the provisions of this Amending Agreement, all of the terms and conditions contained in the Amalgamation Agreement are and shall remain in full force and effect, unamended, in accordance with the provisions thereof.

4. **Execution in Counterpart**

This Amending Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

**IN WITNESS WHEREOF** the parties hereto have caused this Amending Agreement to be duly executed as of the date and year first above written.

**RESILIENT RESOURCES LTD.**

Per: (Signed) D. M. (Bud) McDonald

**GUARDIAN EXPLORATION INC.**

Per: (Signed) David Mallory

# APPENDIX "B"
## Resilient Fairness Opinion

wcm
to the point™
Wolverton Capital Markets
A Division of Wolverton Securities Ltd.

Suite 2100, 335- 8th Avenue, SW
Calgary, Alberta T2P 1C9
T: (403) 691-5752
F: (403) 218-3653

March 20, 2006

The Board of Directors of Resilient Resources Ltd.
#550, 435-4th Avenue, S.W.
Calgary, Alberta
T2P 3A8

**Attention: Mr. D. M. (Bud) McDonald, President & Director**

Dear Mr. McDonald:

**Re: FAIRNESS OPINION**

Wolverton Securities Ltd. ("**Wolverton**") understands that Resilient Resources Ltd. ("**Resilient**"), a publicly listed oil and gas company on the Toronto Stock Exchange ("**TSX**"), has entered into an amalgamation agreement dated March 3, 2006, as amended (the "**Amalgamation Agreement**"), with Guardian Exploration Inc. ("**Guardian**"), an arm's length private oil and gas company, whereby Resilient and Guardian have agreed to amalgamate (the "**Amalgamation**") and continue as one corporation under the name of Guardian Exploration Inc. ("**Amalco**").

Guardian currently has an agreement to acquire an additional 26.55% working interest in certain wells in the Clarke Lake area of northeast British Columbia for a purchase price of approximately $4,250,000, payable in cash (the "**Acquisition**"). In addition, Guardian is currently completing a brokered private placement of up to 9,230,769 common shares at a price of $0.65 per share and up to 5,333,333 common shares issued on a "flow-through basis" at a price of $0.75 per share for aggregate gross proceeds of up to $10,000,000 (the "**Guardian Private Placement**"). Wellington West Capital Markets Inc. ("**WWCM**") is acting as lead agent of the Guardian Private Placement and Wolverton is a member of the syndicate. Closing of the Guardian Private Placement is not conditional upon the completion of the Amalgamation. However, the Amalgamation is conditional upon the completion of the Guardian Private Placement and the Acquisition such that Amalco will meet the minimum listing requirements of the TSX, among other things.

Pursuant to the Amalgamation Agreement, each Resilient shareholder will receive the following number of Amalco common shares for each Resilient common share:

$$\frac{20{,}000{,}000 \times [(3{,}000{,}000) \div (31{,}850{,}000 + W - Y)]}{12{,}015{,}841}$$

Where W is equal to the dollar value of the net proceeds raised under the Guardian Private Placement and Y is equal to the purchase price paid by Guardian pursuant to the terms of the Acquisition (the "**Share Exchange Ratio**"). The 20,000,000 represents the number of issued and outstanding shares of Amalco following the Amalgamation, Guardian Private Placement and Acquisition while the 12,015,841 represents the current issued and outstanding shares of Resilient. The $3,000,000 represents the value attributed to Resilient through negotiation of the boards of directors of both Resilient and Guardian. The $31,850,000 represents the agreed upon value of Amalco with the additional reserves from the Acquisition, prior to adding W, the value of the net proceeds raised under the Guardian Private Placement, and subtracting Y, the purchase price of the Acquisition.

The Amalgamation is more fully described in the joint information circular among Resilient and Guardian (the "**Joint Information Circular**") to be mailed to their respective securityholders in respect to special meetings of their respective securityholders to be held on April 13, 2006. The Amalgamation is subject to a number of terms and conditions which must be satisfied or waived in order for the Amalgamation to become effective, as more fully described in the Joint Information Circular.

*Engagement of Wolverton Securities Ltd.*

The Board of Directors of Resilient (the "**Board**") formally retained Wolverton pursuant to an engagement agreement executed March 6, 2006 (the "**Engagement Agreement**") to provide a written opinion in respect to the Amalgamation, concluding whether the Share Exchange Ratio is fair or not fair to Resilient's shareholders, from a financial point of view (the "**Fairness Opinion**").

Pursuant to the terms of the Engagement Agreement, Wolverton will be paid a fee and will be reimbursed for all reasonable out-of-pocket expenses. In addition, Resilient has agreed to indemnify Wolverton, its affiliates, directors, officers, employees, shareholders, partners, agents and advisors from and against certain liabilities that may arise from the services rendered to Resilient by Wolverton in connection with the Engagement Agreement.

Wolverton has not been engaged to prepare, and has not prepared, a formal valuation, appraisal or sponsor report relating to Resilient and/or Guardian or any of its securities, assets or liabilities and the Fairness Opinion should not be construed as such. Nor has Wolverton been engaged to review any legal, tax or accounting aspects of the Amalgamation. The Fairness Opinion is not intended to be and does not constitute a recommendation as to how a Resilient shareholder should vote in respect to the Amalgamation or a recommendation to purchase shares of Resilient, Guardian or Amalco.

*Credentials of Wolverton Securities Ltd.*

Wolverton is an investment dealer providing a full array of investment banking, institutional sales and trading and equity research services with a focus on Canadian oil and gas exploration, production and services companies. Wolverton is a member of the TSX, the TSX Venture Exchange, the Investment Dealers Association and the Canadian Investor Protection Fund.

The Fairness Opinion expressed herein is the opinion of Wolverton. It has been prepared by employees with experience in preparing Fairness Opinions and its form and content have been approved by senior management of Wolverton with experience in corporate finance, merger, acquisition and fairness opinion matters.

*Independence of Wolverton*

Neither Wolverton nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Resilient or Guardian or any of their respective associates or affiliates. Wolverton has acted as a financial advisor, agent or underwriter to Resilient within the past year and was granted agent's options in Resilient. Wolverton has also acted as a financial advisor, agent or underwriter to Guardian within the past two years. Wolverton is not acting as an advisor to Resilient or Guardian or any of their respective associates or affiliates in connection with any matter, other than the Fairness Opinion and participation as a syndicate member in connection with the Guardian Private Placement. Closing of the Guardian Private Placement is not conditional upon the completion of the Amalgamation and the share exchange ratios for both Resilient and Guardian contain variables relating to the net proceeds raised pursuant to the Guardian Private Placement and the number of shares issued pursuant to the Guardian Private Placement to adjust the share exchange ratios accordingly.

Wolverton acts both as agent and principal in financial markets and, as such, may have had, may have and may in the future have positions in the securities of Resilient and Guardian, and from time to time, may have executed or may execute transactions on behalf of Resilient and Guardian for clients for which it received or may receive compensation. In addition, Wolverton conducts research on securities and may, in the ordinary course of business, provide research reports and/or investment advice to its clients on investment matters, including research and/or investment advice with respect to Resilient, Guardian or Amalco.

Other than the Engagement Agreement and the Guardian Private Placement, there are no agreements between Wolverton and Resilient with respect to any future business dealings. However, in the ordinary course of its business, Wolverton may perform investment banking and/or financial advisory services for Resilient, Guardian or Amalco in the future.

*Scope of Review*

In connection with rendering this Fairness Opinion, Wolverton reviewed and relied upon (without attempting to independently verify the accuracy of) the following, among other things:

1. The Amalgamation Agreement dated March 3, 2006 and the disclosure letters of each of Resilient and Guardian dated March 3, 2006 that accompanied the Amalgamation Agreement;

2. The amending agreements to the Amalgamation Agreement dated March 9, 15 & 17, 2006;

3. A draft copy of the Joint Information Circular of Resilient and Guardian in respect to the special meeting of shareholders to be held on April 13, 2006;

4. Unaudited interim consolidated financial statements of Resilient (formerly K2 Energy Corp.) for the third quarter ended September 30, 2005, the second quarter ended June 30, 2005 and the first quarter ended March 31, 2005, together with the management's discussion and analysis for each quarter;

5. Audited consolidated financial statements of Resilient for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, including the notes related to the balances of the tax pools, together with the accompanying management's discussion and analysis thereon;

6. The annual report of Resilient for the year ended December 31, 2004;

7. The Annual Information Form for Resilient dated March 28, 2005 for the year ended December 31, 2004;

8. The management information circular of Resilient dated March 31, 2005 in respect to the annual and special meeting of shareholders held on May 17, 2005 in Calgary, Alberta;

9. Press releases and material change reports of Resilient filed on SEDAR since January 1, 2005;

10. Historical trading data of Resilient's common shares on the TSX;

11. A summary of Resilient's tax pools, as prepared by management;

12. Letter of intent from Renegade Oil & Gas Ltd. agreeing to sell its interest to Guardian for US$290,000 on the closing date of the Amalgamation, which is one of the conditions of closing the Amalgamation;

13. Discussions of certain matters with Resilient's legal counsel;

14. Unaudited interim financial results of Guardian for the first quarter ended November 30, 2005 prepared by management, as well as a balance sheet as of February 28, 2006 prepared by management;

15. Audited financial statements of Guardian for the years ended August 31, 2005 and August 31, 2004, including the notes thereto;

16. Independent reserve report concerning Guardian's oil and gas reserves and the net present value of future net revenue from such reserves effective September 1, 2005, prepared by McDaniel & Associates Consultants Ltd., updated by an illustrative run assuming the completion of the Acquisition and using natural gas prices in effect at December 31, 2005 and the January 1, 2006 forecast pricing (the "McDaniel Report");

17. Certain details relating to Guardian's Acquisition, including the McDaniel Report;

18. Certain details relating to the Guardian Private Placement, including the financing engagement letter entered into between WWCM and Guardian dated March 13, 2006, as amended;

19. Certain details relating to the shareholders of Guardian and the prior share issuances, provided by management;

20. A summary of Guardian's tax pools, as prepared by management;

21. Certain non-public information, material contracts and financial and operational projections of both Resilient and Guardian as provided by their respective management;

22. Discussions with senior management of both Resilient and Guardian with respect to, among other things, their respective past and future operations, prospects, pro-forma financial projections, capital structure, the information referred to above and other issues deemed relevant;

23. Review of representations contained in officer's certificates executed by senior officers of both Guardian and Resilient, addressed to Wolverton and dated March 16, 2006 as to the completeness and accuracy of the information upon which the Fairness Opinion is based;

24. Data with respect to selected historical merger and acquisition transactions involving Canadian oil and gas exploration and production companies;

25. Data with respect to land values in both the state of Montana and the provinces of Alberta and British Columbia;

26. Such other information, investigations, analysis as Wolverton considered necessary or appropriate in the circumstances.

*Key Assumptions and Limitations*

Wolverton has relied upon and assumed the accuracy, completeness and fair representation of all information and documentation (financial and otherwise) obtained from public sources or provided to Wolverton by Guardian and Resilient and their respective personnel and representatives. The Fairness Opinion is conditional upon such accuracy and completeness. Subject to the exercise of professional judgement and except as expressly described herein, Wolverton has not attempted to independently verify the accuracy or completeness of any such information or documentation. Selected senior officers of both Guardian and Resilient have represented to Wolverton in officer's certificates dated March 16, 2006, among other things, that the information, data and other material (financial and otherwise) (the "**Information**") provided to Wolverton from Guardian and Resilient was complete, true and correct, and since the date of the Information there has been no material change (financial or otherwise) in the position of Guardian or Resilient, or their respective assets, liabilities (contingent or otherwise), business or operations.

The completion of the Amalgamation is subject to a number of conditions, including but not limited to, the completion of the Guardian Private Placement and the Acquisition such that Amalco will satisfy the minimum listing requirements of the TSX, and the entering into of an agreement between Resilient and Renegade Oil & Gas Ltd. ("Renegade") wherein Renegade would agree to terminate all of its rights, title and interests in Resilient's United States properties in consideration for a cash payment of US$290,000 from Amalco to Renegade. Wolverton has assumed that all conditions precedent to the completion of the Amalgamation will be satisfied in due course and has further assumed that the Guardian Private Placement is completed pursuant to the terms which have been disclosed in the Joint Information Circular. In rendering this Fairness Opinion, Wolverton expresses no view as to the likelihood that the conditions respecting the Amalgamation will be satisfied or waived.

The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Resilient and Guardian as they were reflected in the Information provided to Wolverton and as they were represented to Wolverton in its discussions with senior management of Resilient and Guardian. Wolverton has also assumed that there are no undisclosed material facts relating to Resilient or Guardian or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Fairness Opinion and although Wolverton reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

In Wolverton's analysis in connection with the preparation of the Fairness Opinion, Wolverton made numerous assumptions which Wolverton believes to be reasonable with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the parties involved in the Amalgamation.

Wolverton believes that the analyses and factors considered by Wolverton in the preparation of this Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description. Wolverton further believes that selecting portions of the analyses, without considering them as a whole, could create an incomplete or misleading view of the process employed and the conclusions reached herein. The Fairness Opinion should be read in its entirety.

***Conclusion***

Based upon Wolverton's analyses and subject to all of the foregoing, Wolverton is of the opinion that, as of the date hereof, the Share Exchange Ratio is fair, from a financial point of view, to the shareholders of Resilient.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Share Exchange Ratio and its recommendation to the shareholders of Resilient with respect to the Share Exchange Ratio, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person without our express prior written consent. We hereby consent to the duplication and inclusion of this Fairness Opinion in the Joint Information Circular. In the event that there is any change in fact or matter impacting on our opinion after the date hereof, we reserve the right to change, modify or withdraw our Fairness Opinion.

Yours truly,

**WOLVERTON SECURITIES LTD.**

Ian Thomson
Senior VP & Managing Director

# APPENDIX "C"
## Unaudited Pro Forma Financial Statements

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca



## COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Guardian Exploration Inc.

We have read the accompanying unaudited pro forma balance sheet of Guardian Exploration Inc. (the "Company") as at November 30, 2005 and the unaudited proforma statements of loss for the three months then ended and for the year ended August 31, 2005 and have performed the following procedures:

1. Compared the figures in the columns captioned "Guardian Exploration Inc." to the unaudited financial statements of Guardian Exploration Inc. ("Guardian") as at November 30, 2005 and for the three months then ended, and the audited financial statements of Guardian for the year ended August 31, 2005, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Resilient Resources Ltd." to the following:
   (a) Audited balance sheet of Resilient Resources Ltd. as at December 31, 2005, and found them to be in agreement.
   (b) Calculated statement of operations of Resilient Resources Ltd. for the three months ended December 31, 2005 as the difference between the audited statement of operations for the twelve months ended December 31, 2005 and the unaudited statement of operations for the nine months ended September 30, 2005, recalculated the difference and found them to be in agreement.
   (c) Calculated statement of operations of Resilient Resources Ltd. for the twelve months ended September 30, 2005 as the sum of the unaudited statement of operations for the nine months ended September 30, 2005 and the calculated unaudited statement of operations for the three months ended December 31, 2004, recalculated each of the calculations and found them to be in agreement.
3. Compared the figures disclosed in Note 3(c) to the audited statement of operations for the Clarke Lake Pine Point "E" Pool for the year ended August 31, 2005, and the figures disclosed in Note 3(a) to the unaudited statement of operations for the Clarke Lake Pine Point "E" Pool for the three months ended November 30, 2005, and found them to be in agreement.
4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments, and
   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267

5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Guardian Exploration Inc." and "Resilient Resources Ltd." as at November 30, 2005 and for the three months then ended, and for the year ended August 31, 2005, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada,
March 20, 2006

(signed) Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

# Guardian Exploration Inc.
Proforma Balance Sheet
**As at November 30, 2005**
(unaudited)

| | Guardian Exploration Inc. $ | Resilient Resources Ltd. $ (Note 1) | Pro Forma Adjustments $ | Notes | Pro Forma $ |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Cash and term deposits | 1,202,297 | 367,132 | $ 10,000,000 | 2b | 6,998,653 |
| | | | (1,000,000) | 2c | |
| | | | (200,000) | 2d | |
| | | | (4,250,000) | 2e | |
| | | | 929,224 | 2g | |
| | | | (50,000) | 2h | |
| Accounts receivable | 163,314 | 539,523 | - | | 702,837 |
| Prepaid expenses and deposits | - | 50,508 | - | | 50,508 |
| | 1,365,611 | 957,163 | 5,429,224 | | 7,751,998 |
| **Deposit** | - | 349,800 | - | | 349,800 |
| **Petroleum and natural gas properties and equipment** | 4,111,350 | 1,539,978 | 3,031,727 | 2e | 8,683,055 |
| **Future income taxes** | - | | 1,454,000 | 2a | 2,009,700 |
| | | | 408,000 | 2f | |
| | | | 17,000 | 2h | |
| | | - | 130,700 | 2i | |
| | 5,476,961 | 2,846,941 | 10,470,651 | | 18,794,553 |
| **Liabilities** | | | | | |
| **Current liabilities** | | | | | |
| Accounts payable and accrued liabilities | 1,627,472 | 1,298,170 | (1,250,000) | 2e | 1,675,642 |
| Term loan | 1,210,000 | - | - | | 1,210,000 |
| | 2,837,472 | 1,298,170 | (1,250,000) | | 2,885,642 |
| **Due to related company** | 254,437 | - | - | | 254,437 |
| **Due to shareholder** | 138,000 | - | - | | 138,000 |
| **Asset retirement obligation** | 70,056 | 312,879 | 31,727 | 2e | 414,662 |
| | 3,299,965 | 1,611,049 | (1,218,273) | | 3,692,741 |
| **Shareholders' equity** | | | | | |
| Capital stock | 2,984,921 | 6,806,313 | (4,116,421) | 2a | 15,779,037 |
| | | | 10,000,000 | 2b | |
| | | | (1,000,000) | 2c | |
| | | | (200,000) | 2d | |
| | | | 408,000 | 2f | |
| | | | 929,224 | 2g | |
| | | | (33,000) | 2h | |
| Contributed surplus | 531 | 988,766 | (988,766) | 2a | 531 |
| Retained earnings (deficit) | (808,456) | (6,559,187) | 6,559,187 | 2a | (677,756) |
| | | | 130,700 | 2i | |
| | 2,176,996 | 1,235,892 | 11,688,924 | | 15,101,812 |
| | 5,476,961 | 2,846,941 | 10,470,651 | | 18,794,553 |

*See accompanying notes*

# Guardian Exploration Inc.

Proforma Statement of Loss

**For the three month period ended November 30, 2005**

(unaudited)

| | Guardian Exploration Inc. $ | Resilient Resources Ltd. $ (Note 1) | Pro Forma Adjustments $ | Notes | Pro Forma $ |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Oil and gas revenue | 864,598 | - | 294,391 | 3a | 1,158,829 |
| License approval fees | 10,000 | - | - | | 10,000 |
| Royalties | (188,114) | - | (68,944) | 3a | (257,058) |
| | 686,484 | | 225,287 | | 911,771 |
| **Expenses** | | | | | |
| General and administration | 109,757 | 151,439 | - | | 261,196 |
| Interest | 20,793 | 8,905 | - | | 29,698 |
| Operating costs | 100,508 | - | 32,107 | 3a | 132,615 |
| Transportation and processing | 77,423 | - | 5,213 | 3a | 82,636 |
| Depletion, depreciation and accretion | 1,331,397 | 49,826 | 218,420 | 3a | 1,599,643 |
| Foreign exchange loss | - | 3,158 | - | | 3,158 |
| Write down of oil and gas properties | - | 5,086,472 | - | | 5,086,472 |
| | 1,639,878 | 5,299,800 | 255,740 | | 7,195,418 |
| **Loss before income taxes** | (953,394) | (5,299,800) | (30,453) | | (6,283,647) |
| **Future income taxes (recovery)** | (202,253) | - | (140,938) | 3b | (343,191) |
| **Loss for the period** | (751,141) | (5,299,800) | 110,485 | | (5,940,456) |
| **Proforma loss per share – basic and diluted** (note 5) | | | | | $ (0.308) |

*See accompanying notes*

# Guardian Exploration Inc.

Proforma Statement of Loss

**For the year ended August 31, 2005**

(unaudited)

| | Guardian Exploration Inc. $ | Resilient Resources Ltd. $ (Note 1) | Pro Forma Adjustments $ | Notes | Pro Forma $ |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Oil and gas revenue | 173,415 | - | 33,325 | 3c | 206,740 |
| License approval fees | 289,015 | - | - | | 289,015 |
| Royalties | (35,400) | - | (7,933) | 3c | (43,333) |
| | 427,030 | - | 25,392 | | 452,422 |
| **Expenses** | | | | | |
| General and administration | 196,965 | 650,984 | - | | 847,949 |
| Interest | 88,032 | 288,630 | - | | 376,662 |
| Operating costs | 132,010 | - | 70,031 | 3c | 202,041 |
| Transportation and processing | 18,550 | - | 2,898 | 3c | 21,448 |
| Depletion, depreciation and accretion | 573,629 | 721,968 | 95,742 | 3c | 1,391,339 |
| Foreign exchange (gain) | - | (5,344) | - | | (5,344) |
| Write down of oil and gas properties | - | 11,802,729 | - | | 11,802,729 |
| | 1,009,186 | 13,458,967 | 168,671 | | 14,636,824 |
| **Loss before income taxes** | (582,156) | (13,458,967) | (143,279) | | (14,184,402) |
| **Future income taxes (recovery)** | (100,124) | - | (48,170) | 3d | (148,294) |
| **Loss for the year** | (482,032) | (13,458,967) | (95,109) | | (14,036,108) |
| **Proforma loss per share – basic and diluted** (note 5) | | | | | $ (0.795) |

*See accompanying notes*

**Guardian Exploration Inc.**
Notes to Pro Forma Consolidated Financial Statements

As at November 30, 2005 and for the year ended August 31, 2005, and for the three month period ended November 30, 2005
(Unaudited)

## 1. Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet at November 30, 2005 and the unaudited proforma consolidated statement of loss for the year ended August 31, 2005 and the three month period ended November 30, 2005 (the "pro forma financial statements") have been prepared for inclusion in the joint management proxy circular (the "Circular") for Guardian Exploration Inc. ("Guardian") and Resilient Resources Ltd. ("Resilient") where it is proposed that Guardian complete an arm's length transaction with Resilient, pursuant to which Guardian will amalgamate (the "Amalgamation") with Resilient to form a new corporation under the Business Corporations Act (Alberta) called Guardian Exploration Inc. ("Amalco"). As a condition of the Amalgamation, the acquisition of a 26.55% interest in certain wells in the Clarke Lake area of British Columbia (the "Clarke Lake Pine Point "E" Pool") must be completed.

The unaudited pro forma balance sheet of Amalco has been prepared to reflect the proposed acquisition of Resilient and the Clarke Lake Pine Point "E" Pool by Guardian as if they had taken place at November 30, 2005. The accompanying unaudited pro forma statements of loss of Amalco have been prepared to reflect the acquisition of Resilient and the Clarke Lake Pine Point "E" Pool by Guardian as if it had taken place September 1, 2004.

These unaudited pro forma financial statements have been prepared from information derived from and should be read in conjunction with:

a) The unaudited financial statements of Guardian as at and for the three months ended November 30, 2005 and the audited financial statements of Guardian as at and for the year ended August 31, 2005

b) The unaudited financial statements of Resilient as at and for the nine months ended September 30, 2005 and 2004 and the audited financial statements of Resilient as at and for the years ended December 31, 2005 and 2004. The twelve month period ended September 30, 2005 and the three month period ended December 31, 2005 was derived from the above financial statements and included in the unaudited proforma financial statements.

c) The audited statement of operations of the Clarke Lake Pine Point "E" Pool for the year ended August 31, 2005 and the unaudited statement of operations of Clarke Lake Pine Point "E" Pool for the three month period ended November 30, 2005.

These unaudited pro forma financial statements give effect to the transactions, assumptions and adjustments described in notes 2, 3, 4, and 5 are not necessarily indicative of the financial position or results of operations which would have resulted if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

In the opinion of management of Guardian, these unaudited pro forma financial statements include all adjustments necessary for fair presentation in accordance with accounting principles generally accepted in Canada.

**2. Pro forma balance sheet**

The unaudited pro forma balance sheet has been prepared to reflect the following transactions, assumptions and adjustments:

(a) The unaudited pro forma consolidated balance sheet gives effect to the following pro-forma purchase price allocation and purchase consideration to reflect the acquisition of Resilient as contemplated by the Amalgamation and the Circular:

| | |
|---|---|
| Allocation of purchase price: | |
| Petroleum and natural gas properties | $ 1,539,978 |
| Deposit | 349,800 |
| Future income tax asset | 1,454,000 |
| Asset retirement obligation | (312,879) |
| Working capital (deficiency) | (341,007) |
| | $ 2,689,892 |
| Purchase consideration: | |
| Shares | $ 2,689,892 |

(b) The gross proceeds of the Guardian Private Placement of up to 5,333,333 common shares on a flow through basis at a price of $0.75 per flow through share and up to 9,230,769 common shares at a price of $0.65 per common share. The maximum gross proceeds of $10,000,000 are assumed to be received as approximately $4,250,000 is required for the proposed acquisition of a 26.55% working interest in certain wells in the Clarke Lake area of British Columbia and the remaining $5,750,000 to provide for adequate working capital.

(c) Agent commission and costs for the Guardian Private Placement described in 2(b).

(d) Estimated costs of Guardian of $100,000 and Resilient of $100,000 associated with the proposed Amalgamation.

(e) Assumed acquisition of a 26.55% working interest in certain wells in the Clarke Lake area of British Columbia for $4,250,000, a condition to the completion of the Amalgamation Agreement. Included in the purchase price is approximately $1,250,000 for settlement of amounts owing by Guardian to the Vendor and an asset retirement obligation of $31,727.

(f) Tax effect of share issue and amalgamation costs described in 2 (c) and (d) above.

(g) The gross proceeds of the Guardian December 30, 2005 flow through private placement of 1,429,575 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share issued on a flow through basis and one half common share warrant. Each full warrant entitles the holder to acquire one common share at a price of $0.75 per common share, exercisable until December, 2006.

**2. Pro forma balance sheet (continued)**

(h) Expenses of Guardian for the Guardian December 30, 2005 flow through private placement of $50,000, net of $17,000 future tax effect.

(i) Adjustment to the future income tax asset valuation allowance of Guardian as at November 30, 2005.

***3. Pro forma statements of loss***

The unaudited proforma statements of loss have been prepared to reflect the following transactions, assumptions and adjustments:

For the unaudited proforma statement of loss for the three month period ended November 30, 2005:

(a) To give proforma recognition of the acquisition of the 26.55% working interest in certain wells in the Clarke Lake area of British Columbia as noted in 2(e) had it taken place September 1, 2004, additional revenue of $294,231, royalties of $68,944, operating costs of $32,107 and transportation costs of $5,213. Depletion and depreciation has been adjusted to reflect the impact of increased petroleum and natural gas properties and equipment values related to the acquisition.

(b) The adjustments referred to in 3(a) resulted in an additional net loss of $30,453, and a resulting future tax benefit of $10,238. Also, the future income tax asset valuation allowance as at November 30, 2005 of Guardian is reduced by $130,700, as a result of giving effect to the transactions, assumptions and adjustments included in these proforma financial statements.

For the unaudited proforma statement of loss for the year ended August 31, 2005:

(c) To give proforma recognition of the acquisition of the 26.55% working interest in certain wells in the Clarke Lake area of British Columbia as noted in 2(e) had it taken place September 1, 2004, additional revenue of $33,325, royalties of $7,933, operating costs of $70,031 and transportation costs of $2,898. Depletion and depreciation has been adjusted to reflect the impact of increased petroleum and natural gas properties and equipment values related to the acquisition.

(d) The adjustments referred to in 3(c) resulted in an additional net loss of $143,279, and a resulting future tax benefit of $48,170.

**Guardian Exploration Inc.**
Notes to Pro Forma Consolidated Financial Statements

As at November 30, 2005 and for the year ended August 31, 2005, and for the three month period ended November 30, 2005
(Unaudited)

## 4. Proforma share capital

Details of common shares outstanding and stock options outstanding assuming completion of the Amalgamation and the Guardian Private Placement are as follows:

| Common Shares | Note | Number | Amount |
|---|---|---|---|
| Common shares of Guardian outstanding at November 30, 2005 | | 28,087,196 | $ 2,984,921 |
| To be issued upon completion of the Guardian Private Placement | 2b | 14,564,102 | 10,000,000 |
| Expenses of Guardian for the Guardian Private Placement | 2c | - | (1,000,000) |
| Expenses of Guardian for the Amalgamation | 2d | - | (100,000) |
| Expenses of Resilient for the Amalgamation | 2d | - | (100,000) |
| Tax effect of Guardian Private Placement share issue and amalgamation costs | 2f | - | 408,000 |
| Issued December 30, 2005 pursuant to Guardian flow through share private placement | 2g | 1,429,575 | 929,224 |
| Expenses of Guardian December 30, 2005 flow through share private placement | 2h | - | (50,000) |
| Tax effect of share issue costs | 2h | - | 17,000 |
| Share consolidation on amalgamation | | (25,720,217) | - |
| Issued to Resilient shareholders on amalgamation | 2a | 1,639,344 | 2,689,892 |
| Proforma share capital at November 30, 2005 | | 20,000,000 | $ 15,779,037 |

## 5. Per share amounts

The pro forma per common share amounts have been calculated using the following weighted average number of common shares of Amalco estimated to be outstanding as if the amalgamation had occurred:

| | |
|---|---|
| September 1, 2004 (for the twelve month period ended August 31, 2005) - | 17,650,747 |
| September 1, 2005 (for the three month period ended November 30, 2005) - | 19,289,393 |

The potential conversion of outstanding stock options and warrants is anti-dilutive and therefore is excluded from the calculation.

# APPENDIX "D"
## Financial Statements of Guardian

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca



# Guardian Exploration Inc.

**Financial Statements**

**August 31, 2005 and 2004**

**Auditors' Report**

To: The Directors of Guardian Exploration Inc.

We have audited the balance sheets of **Guardian Exploration Inc.** as at **August 31, 2005 and 2004** and the statements of earnings (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

September 27, 2005
(except note 6 which is as of October 19, 2005
and note 12 which is as of March 20, 2006)

(signed) Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca



| As at | November 30, 2005 | August 31, 2005 | August 31, 2004 |
|---|---|---|---|
| | (unaudited) | | |
| **Assets** | | | |
| **Current assets** | | | |
| Cash | $ 1,202,297 | $ 7,397 | $ 4,407 |
| Accounts receivable | 163,314 | 144,890 | 44,918 |
| Share subscription receivable | - | - | 64,000 |
| | 1,365,611 | 152,287 | 113,325 |
| **Due from related company (note 9)** | - | - | 436,057 |
| **Petroleum and natural gas properties and equipment (note 3)** | 4,111,350 | 5,141,667 | 1,990,070 |
| | $ 5,476,961 | $ 5,293,954 | $ 2,539,452 |
| **Liabilities and Shareholders' Equity** | | | |
| **Current liabilities** | | | |
| Accounts payable | $ 1,627,472 | $ 2,422,659 | $ 347,794 |
| Demand revolving loan (note 5) | 1,210,000 | 1,475,000 | 1,440,000 |
| | 2,837,472 | 3,897,659 | 1,787,794 |
| **Due to related company (note 9)** | 254,437 | 254,437 | - |
| **Due to shareholder (note 9)** | 138,000 | 138,000 | - |
| **Asset retirement obligation (note 4)** | 70,056 | 45,562 | 9,218 |
| **Future income taxes (note 7)** | - | 245,900 | 61,772 |
| | 3,299,965 | 4,581,558 | 1,858,784 |
| **Shareholders' equity** | | | |
| Capital stock (note 8) | 2,984,921 | 769,711 | 255,951 |
| Contributed surplus | 531 | - | - |
| Retained earnings (deficit) | (808,456) | (57,315) | 424,717 |
| | 2,176,996 | 712,396 | 680,668 |
| | $ 5,476,961 | $ 5,293,954 | $ 2,539,452 |

Approved on behalf of the Board

(signed) Graydon Kowal, Director

(signed) David Mallory, Director

*See accompanying notes*

## Guardian Exploration Inc.

Statements of Earnings (Loss) and Retained Earnings (Deficit)

| | Three months ended November 30, | | Years ended August 31, | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | 2003 |
| | (unaudited) | (unaudited) | | | (unaudited) |
| **Revenue** | | | | | |
| Petroleum and natural gas revenue | $ 864,598 | $ 21,744 | $ 173,415 | $ 494,856 | $ - |
| License approval fees | 10,000 | 14,652 | 289,015 | - | - |
| Road lease rentals | - | - | - | 207,758 | - |
| Gain on sale of petroleum and natural gas rights | - | - | - | - | 644,090 |
| Other income | - | - | - | - | 9,551 |
| Crown royalties | (188,114) | (8,103) | (35,400) | (119,067) | - |
| | 686,484 | 28,293 | 427,030 | 583,547 | 653,641 |
| **Expenses** | | | | | |
| Depletion, depreciation and accretion | 1,331,397 | 68,078 | 573,629 | 162,872 | - |
| General and administration | 109,757 | 1,301 | 196,965 | 26,297 | 8,387 |
| Transportation and processing | 77,423 | 2,898 | 18,550 | 47,582 | - |
| Operating costs | 100,508 | 12,134 | 132,010 | 39,573 | - |
| Interest | 20,793 | 20,604 | 88,032 | 16,891 | - |
| Management fees | - | - | - | - | 535,000 |
| | 1,639,878 | 105,015 | 1,009,186 | 293,215 | 543,387 |
| **Earnings (loss) before income taxes** | (953,394) | (76,722) | (582,156) | 290,332 | 110,254 |
| **Future income taxes (recovery) (note 7)** | (202,253) | (12,472) | (100,124) | 61,772 | - |
| **Net earnings (loss)** | (751,141) | (64,250) | (482,032) | 228,560 | 110,254 |
| **Retained earnings, beginning of year** | (57,315) | 424,717 | 424,717 | 246,157 | 135,903 |
| **Dividend** | - | - | - | 50,000 | - |
| **Retained earnings (deficit), end of year** | $ (808,456) | $ 360,467 | $ (57,315) | $ 424,717 | $ 246,157 |
| **Net earnings (loss) per share- Basic and diluted (note 8)** | $ (0.028) | $ (0.003) | $ (0.022) | $ 0.011 | $ 0.006 |

*See accompanying notes*

# Guardian Exploration Inc.
Statements of Cash Flows

| | Three months ended November 30, 2005 (unaudited) | Three months ended November 30, 2004 (unaudited) | Year ended August 31, 2005 | Year ended August 31, 2004 | Year ended August 31, 2003 (unaudited) |
|---|---|---|---|---|---|
| **Operating activities:** | | | | | |
| Net earnings (loss) | $ (751,141) | $ (64,250) | $ (482,032) | $ 228,560 | $ 110,254 |
| Add (deduct) non-cash items | | | | | |
| Depletion, depreciation and accretion | 1,331,397 | 68,078 | 573,629 | 162,872 | - |
| Gain on sale of petroleum and natural gas rights | - | - | - | - | (644,090) |
| Future income taxes (recovery) | (202,253) | (12,472) | (100,124) | 61,772 | - |
| | 378,003 | (8,644) | (8,527) | 453,204 | (533,836) |
| Changes in non-cash working capital | | | | | |
| Accounts receivable | (18,423) | (166,061) | (99,971) | (43,151) | 154,021 |
| Accounts payable | 220,447 | (51,328) | (63,246) | 263,201 | 18,813 |
| | 580,027 | (226,033) | (171,744) | 673,254 | (361,002) |
| **Financing activities:** | | | | | |
| Demand revolving loan | (265,000) | 15,000 | 35,000 | 1,440,000 | - |
| Repayments (advances) on loan from related company | - | 220,000 | 690,494 | (175,457) | (260,600) |
| Issuance of share capital | 2,186,171 | - | 966,500 | 191,950 | |
| Share issuance costs | (14,078) | - | (104,488) | - | - |
| Advances from shareholder | - | - | 138,000 | - | |
| Payment of dividend | - | - | - | (50,000) | - |
| | 1,907,093 | 235,000 | 1,725,506 | 1,406,493 | (260,600) |
| **Investing activities:** | | | | | |
| Proceeds on sale of petroleum and natural gas rights | | | - | 50,000 | 644,688 |
| Expenditures on petroleum and natural gas properties | (276,587) | (28,444) | (3,688,882) | (2,143,724) | - |
| Change in non-cash working capital | (1,015,633) | (88,785) | 2,138,110 | - | |
| | (1,292,220) | (117,229) | (1,550,772) | (2,093,724) | 594,688 |
| **Increase (decrease) in cash** | 1,194,900 | (108,262) | 2,990 | (13,977) | (26,914 |
| **Cash, beginning of year** | 7,397 | 4,407 | 4,407 | 18,384 | 45,298 |
| **Cash, end of year** | $ 1,202,297 | $ (103,855) | $ 7,397 | $ 4,407 | $ 18,384 |
| **Supplementary information** | | | | | |
| Interest paid | $ 20,793 | $ 20,604 | $ 88,032 | $ 16,891 | $ - |

*See accompanying notes*

## Guardian Exploration Inc.
Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

### 1. Nature of operations

Guardian Exploration Inc. (the "Company") was incorporated in Alberta as Guardian Resources Inc. on March 27, 2001. On May 14, 2001 the Company changed its name to Guardian Exploration Inc. The Company obtained Extraprovincial Registration in British Columbia on June 22, 2001. The Company is engaged in the acquisition, exploration, and development of petroleum and natural gas properties in Western Canada.

The Company's efforts and resources are directed at developing a portfolio of projects and realizing on the value of such projects in the future. Due to numerous risks inherent in these projects, there can be no assurance the Company will be successful. While the Company seeks to mitigate risks by working with joint venture partners and developing a stable production base, the Company's success will, largely, depend on its continued ability to finance the development of existing projects and the acquisition and development of new projects.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and accordingly, have been prepared using the same principles as those for a going concern. Should the Company be unsuccessful in realizing the value of its current and future projects, it may not be able to realize its assets and discharge its liabilities in the normal course of business.

### 2. Significant accounting policies

#### (a) Capitalized costs

The Company follows the full cost method of accounting for its petroleum and natural gas properties. Under this method, all costs related to the acquisition of, exploration for, and development of petroleum and natural gas reserves are capitalized in a single Canadian cost centre. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sales of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would alter the rate of depletion and depreciation by 20% or more.

2. **Significant accounting policies, continued**

(b) **Impairment of petroleum and natural gas properties**

The impairment calculation, or "ceiling test" is calculated by comparing the carrying value of petroleum and natural gas properties and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Estimates of future net revenues are based on expected future commodity prices and costs rather than those existing at the measurement date. Expected future costs of financing, administration and income taxes are excluded from the test. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying value of petroleum and natural gas properties and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. A risk-free interest rate is applied to arrive at the net present value of the future cash flows. Any excess is recorded as a permanent impairment and charged as additional depletion and depreciation. Undeveloped and unproved properties are assessed periodically to determine whether impairment has occurred.

(c) **Asset retirement obligations**

The fair value of the liability for the Company's asset retirement obligations is recorded in the period it is incurred with a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows to reclaim and abandon wells and facilities, using the Company's credit-adjusted risk-free interest rate. The liability is subsequently adjusted due to the passage of time and the increase is recorded as an accretion expense. The liability is also adjusted for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual asset retirement obligations paid are deducted from the liability in the year incurred.

(d) **Future income taxes**

The Company uses the liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and the carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using the substantively enacted tax rates anticipated to apply in the period that the temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

**2. Significant accounting policies, continued**

**(e) Depletion and depreciation**

Depletion of petroleum and natural gas properties and depreciation of production equipment is calculated using the unit-of-production method based upon estimated proven petroleum and natural gas reserves, before royalties, as determined by an independent engineer. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proven reserves and excludes the costs of the unproved properties. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

**(f) Joint ventures**

A portion of the exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

**(g) Flow-through shares**

Resource expenditure deductions funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the future income tax liability and the carrying value of the shares issued are adjusted by the effect of the tax benefits renounced to subscribers when the corresponding exploration and development expenditures are renounced.

**(h) Revenue recognition**

Revenue associated with the sale of crude oil and natural gas is recorded when the title passes to the customer.

License fee revenue is recognized when license approval is received from the government.

Road lease rentals are recognized in the period to which the rental applies.

# Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

## 2. Significant accounting policies, continued

### (i) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. The amounts recorded for depletion of petroleum and natural gas properties and equipment, the provision for asset retirement obligation costs, and the petroleum and natural gas properties and equipment impairment test calculation are based on estimates of gross proven reserves, future production rates, future petroleum and natural gas prices, future costs, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements in future years could be significant.

### (j) Per share information

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. Diluted per share information is calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the-money stock options would be used to buy back common shares at the average market price for the period.

## 3. Petroleum and natural gas properties and equipment

| | Cost | Accumulated Depletion And Depreciation | Net |
|---|---|---|---|
| **November 30, 2005** (unaudited) | $ 6,175,277 | $ 2,063,927 | $ 4,111,350 |
| **August 31, 2005** | $ 5,875,067 | $ 733,400 | $ 5,141,667 |
| **August 31, 2004** | $ 2,152,420 | $ 162,350 | $ 1,990,070 |

The Company performed a ceiling test at August 31, 2005 and 2004 to assess the recoverable value of the petroleum and natural gas properties and equipment. Based on this test, the value of future net revenues from the Company's total proved and probable reserves exceed the carrying value of its petroleum and natural gas properties and equipment as at August 31, 2005 and 2004.

# Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

**3. Petroleum and natural gas properties and equipment, continued**

For the year ended August 31, 2005 future development costs on proved reserves of $ nil (2004 - $2,429,300) are included in the calculation of depletion and depreciation. For the three months ended November 30, 2005 future development costs on proved reserves of $ nil (2004 - nil) are included in the calculation of depletion and depreciation.

The cost of unproved properties excluded from depletion in the year ended August 31, 2005 was nil (2004-nil). The cost of unproved properties excluded from depletion in the three months ended November 30, 2005 was $797,582 (2004-nil).

During the years ended August 31, 2004 and 2005 and the three months ended November 30, 2005 and 2004, the Company did not capitalize any interest or general and administrative costs.

For cost recovery ceiling test purposes as at August 31, 2005, the benchmark prices used were as follows:

| | **Natural Gas B.C. (Spot Sales) CAD $/Mmbtu** |
|---|---|
| 2005 | 9.55 |
| 2006 | 9.55 |
| 2007 | 8.55 |
| 2008 | 7.65 |
| 2009 | 6.75 |
| Average annual price thereafter | 6.75 |

The benchmark prices were adjusted for quality and transportation in determining cash flow for ceiling test purposes.

## Guardian Exploration Inc.
Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

### 4. Asset retirement obligation

The future asset retirement obligation was estimated based on the Company's net ownership in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

| | November 30, 2005 | August 31, 2005 | August 31, 2004 |
|---|---|---|---|
| Asset retirement obligation, beginning of period | $ 45,562 | $ 9,218 | $ - |
| Liabilities incurred | 23,624 | 33,765 | 8,696 |
| Accretion expense | 870 | 2,579 | 522 |
| Asset retirement obligation, end of period | $ 70,056 | $ 45,562 | $ 9,218 |

At August 31, 2005, the estimated total undiscounted amount required to settle the asset retirement obligation was $80,602 (August 31, 2004 - $16,505). At November 30, 2005, the estimated total undiscounted amount required to settle the asset retirement obligations was $104,226 (November 30, 2004 - $16,505). These obligations are to be settled based on the economic lives of the underlying assets, which may extend up to 10 years into the future. This amount has been adjusted using a credit adjusted risk-free interest rate of 6% and an inflation rate of 2% per annum.

### 5. Demand revolving loan

The Company maintains a Revolving Demand Credit Facility (the "Facility") with a Canadian chartered bank in the amount of $1,500,000. Borrowings under the Facility bear interest at the bank's prime rate plus 1.5 percent per annum and are secured by a demand fixed and floating charge debenture conveying a first charge on all assets of the Company. Repayment of the Facility is also guaranteed by a related company, Guardian Helicopters Inc. ("Helicopters").

As at August 31, 2005, $1,475,000 (August 31, 2004 - $1,440,000) was drawn on the Facility. The Facility was due and payable November 30, 2005 however the bank granted an extension to the Facility until February 8, 2006. As at November 30, 2005 $1,210,000 was drawn on the facility.

On February 8, 2006, the Facility was converted into a term loan with monthly payments of $100,000 plus interest at the bank's prime rate plus 1.5 percent per annum. The term loan is now due and payable on June 30, 2006.

## Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

### 6. Commitments and contingencies

In the normal course of business, the Company has entered into Participation Agreements and Farmout Agreements. Funds to meet these commitments will come from working capital or financing. Under the terms of a bank loan between Helicopters, and the same chartered bank referred to in Note 5 above, the Company had guaranteed the repayment of the loans outstanding to the bank by Helicopters, which were also secured by a fixed and floating charge on the assets of Helicopters. The guarantee could be called upon on demand. As at August 31, 2005, bank loans outstanding to Helicopters which were guaranteed by the Company amounted to $1,127,567 (August 31, 2004 - $922,738). As at August 31, 2005 Helicopters was not in full compliance with covenants of the bank loans. However, the bank extended the term of the bank loans to November 30, 2005 and requested that the non-compliance of certain covenants be rectified.

During October, 2005 Helicopters repaid $1,176,454 of the loans outstanding at October 19, 2005. As a result of the loan repayments by Helicopters, and effective October 19, 2005, the bank rescinded and discharged the guarantee by the Company of the Helicopters loans outstanding to the bank.

### 7. Future income taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the earnings for the periods as follows:

| | Three months ended November 30, | | Year ended August 31, | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | 2003 |
| Earnings (loss) for the year before income taxes | $ (953,394) | $ (76,722) | $ (582,156) | $ 290,332 | $ 110,254 |
| Statutory rate | 33.62% | 35.62% | 35.62% | 35.62% | 35.62% |
| Expected income tax | (320,531) | (27,328) | (207,364) | 103,416 | 39,272 |
| Increase (decrease) resulting from | | | | | |
| Small business deduction | - | 39,229 | - | (54,060) | (20,529) |
| Non-deductible crown payments | 43,563 | 1,033 | 8,618 | 16,193 | - |
| Resource allowance | (15,976) | (173) | 31,642 | (8,117) | - |
| Effect of change in rate | (13,809) | - | 67,321 | - | |
| Utilization of unrecognized tax pools | - | - | - | - | (8,500) |
| Non-taxable portion of capital gain | - | - | - | - | (10,601) |
| Valuation allowance | 104,500 | - | - | - | - |
| Other | - | (289) | (341) | 4,340 | 358 |
| Provision for income taxes | $ (202,253) | $ (12,472) | $ (100,124) | $ 61,772 | $ - |

# Guardian Exploration Inc.
Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

## 7. Future income taxes, continued

The components of future income tax balances are as follows:

| | November 30, 2005 | August 31, 2005 | August 31, 2004 |
|---|---|---|---|
| Future income tax asset | | | |
| Non-capital losses | $ 88,600 | $ 93,900 | $ 200 |
| Asset retirement obligation | 23,600 | 16,200 | 1,600 |
| Share issuance costs | 65,500 | 29,800 | - |
| | 177,700 | 139,900 | 1,800 |
| Future income tax liability | | | |
| Net book value of petroleum and natural properties and equipment in excess of tax value | (73,200) | (385,800) | (63,572) |
| | 104,500 | (245,900) | (61,772) |
| Valuation allowance | (104,500) | - | - |
| Net future income tax asset (liability) | $ - | $ (245,900) | $ (61,772) |

# Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

## 8. Capital stock

Authorized

Unlimited number of Class A Voting common shares
Unlimited number of Class B Non-voting common shares
Unlimited number of Class A Voting preferred shares, 7% non-cumulative, redeemable by the Company.

| Issued Class A common shares | Number | Amount |
|---|---|---|
| Balance, August 31, 2003 | 100 | $ 1 |
| Issued for cash consideration | 16 | 255,950 |
| Balance, August 31, 2004 | 116 | 255,951 |
| 70,000 to 1 stock split, December, 2004 | 8,119,884 | - |
| Issued for cash consideration | 722,000 | 902,500 |
| Share issue costs | - | (104,488) |
| Tax effect of flow through shares | - | (321,470) |
| Tax effect of share issue costs | - | 37,218 |
| Balance, August 31, 2005 | 8,842,000 | 769,711 |
| | - | - |
| 2.6 to 1 stock split, September 2005 | 14,147,200 | - |
| Issued for cash consideration | 4,856,976 | 2,185,639 |
| Issued as agent's commissions | 241,020 | 108,459 |
| Share issue costs | - | (122,535) |
| Tax effect of share issue costs | - | 43,647 |
| Balance, November 30, 2005 | 28,087,196 | $ 2,984,921 |

During the year ended August 31, 2005, the Company renounced for income tax purposes, to the holders of the flow through shares, expenditures of $902,500 that was to be incurred in the year ended August 31, 2005. The income tax benefit lost of approximately $321,470 was applied to share capital in 2005.

In December 2004 the Company split its stock on a 70,000 to one basis. On December 31, 2004 the Company successfully completed a private placement raising gross proceeds of $902,500. The private placement consisted of the issuance of 722,000 Units at $1.25 per Unit. Each Unit consisted of 1 common share issued on a flow-through basis and one-half of one non-transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire, subject to adjustment, one Class A common share of the Company at a price of $1.50 per share on or before December 31, 2006.

In September 2005 the Company split its stock on a 2.6 to 1 basis.

## Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

**8. Capital stock, continued**

During October and November 2005, the Company successfully completed a private placement raising gross proceeds of $2,294,098. The private placement consisted of the issuance of 5,097,996 units at $0.45 per unit. Each unit consisted of 1 common share and one-half of one common share purchase warrant ("Purchase Warrant"). Each whole Purchase Warrant entitles the holder to acquire, subject to adjustment, one Class A common share of the Company at a price of $0.75 per share within one year from issue date.

Upon completion of the above private placement, the agent received a 6% commission on the proceeds raised by the agent. These costs were surrendered by the issuance of units to the agent, which are included as a reduction to share capital as share issuance costs.

Per share amounts

The following table summarizes the weighted average common shares used in calculating net earnings (loss) per share (including adjustments for the stock splits retroactive to 2004 and 2005 year ends):

| | November 30, | | | | August 31, |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** | **2003** |
| Basic and diluted | 26,381,149 | 21,112,000 | 22,447,036 | 21,111,988 | 18,200,000 |

Warrants to purchase 361,000 common shares were outstanding during the year ended August 31, 2005 (2004-nil). Warrants to purchase 3,487,598 common shares were outstanding during the three months ended November 30, 2005 (2004 – nil). The warrants were not included in the computation of diluted earnings per share because they were anti-dilutive.

## Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

**9. Related party transactions**

The Company is related to several other corporations through common control and stock ownership.

**General and administrative**

For the year ended August 31, 2005 the Company accrued management fees of $63,600 (August 31, 2004 - $nil; August 31, 2003 - $535,000) to a corporation controlled by the major shareholder of the Company. For the three months ended November 30, 2005 the Company accrued management fees of $39,200 (November 30, 2004 - $nil) to a corporation controlled by the major shareholder of the Company.

For the year ended August 31, 2005 the Company paid $30,750 (2004 - $nil) for financial management and accounting fees to a corporation of which a shareholder and an officer of the Company is an officer of that corporation. For the three months ended November 30, 2005 the Company paid $34,750 (2004 - $nil) for financial management and accounting fees to a corporation of which a shareholder and an officer of the Company is an officer of that corporation.

For the three months ended November 30, 2005 the Company paid $6,000 (November 30, 2004 - $nil) for geological consulting fees to a corporation of which a shareholder and an officer of the Company is an officer of that corporation.

**Due from related company**

During the year ended August 31, 2005, loans were advanced to the Company by a related company. As at August 31, 2005 and November 30, 2005, the Company had a $254,437 loan due to (August 31, 2004 - $436,057 due from) a company controlled by the controlling shareholder of the Company. The amounts are unsecured, bear no interest and have no fixed terms of repayment. The Company has waived their right to demand payment of the loans in 2006.

**Due to shareholder**

During the year ended August 31, 2005, the controlling shareholder of the Company loaned the Company $138,000 (August 31, 2004 - $nil). The amount is unsecured, bears no interest and has no fixed terms of repayment. The shareholder has waived the right to demand payment of the loan in 2006.

## Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

### 10. Financial instruments

**Fair values**

At November 30, 2005, August 31, 2005, and August 31, 2004, the carrying value of cash, accounts receivable, demand revolving loan, and accounts payable approximate their fair value due to their short term maturity.

The fair value of the amounts due to shareholder and due to related company are less than carrying value, as the amounts are non-interest bearing. As the amounts have no terms of repayment, the fair value could not be calculated with any degree of certainty.

**Interest rate risk**

The Company is exposed to interest rate risk on its floating rate borrowings, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

**Credit risk**

The Company's accounts receivable are primarily with customers in the oil and gas industry and are subject to normal industry credit risks. The Company has historically collected its accounts receivable in full.

**Commodity price risk**

The nature of the Company's operations results in exposure to fluctuation in commodity prices.

At November 30, 2005, the Company has no forward contracts outstanding or any financial instruments related to exchange rates, interest rates or commodity prices.

### 11. Statement of claim

On May 11, 2005, the Company filed a statement of claim against the operator of the Muskwa and Clarke Lake, B.C. joint ventures in relation to its role as operator. The Company is claiming $571,000 in damages. Settlement discussions between the parties have commenced, however at the present time, the Company is unable to ascertain the impact of this legal action on its financial position and no provision for settlement has been included in these financial statements.

# Guardian Exploration Inc.

Notes to the Financial Statements

As at August 31, 2005 and 2004 and for the years then ended - audited
As at November 30, 2005 and for the three month periods ended November 30, 2005 and 2004 - unaudited
As at August 31, 2003 and for the year then ended – unaudited

## 12. Subsequent events

On December 30, 2005 the Company successfully completed a non-brokered private placement raising gross proceeds of $929,224. The private placement consisted of the issuance of 1,429,575 units at $0.65 per unit. Each unit consisted of 1 common share issued on a flow-through basis and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire, subject to adjustment, one Class A common share of the Company at a price of $1.00 per share on or before December 31, 2006.

On February 8, 2006 the Demand Loan Facility was converted into a term loan with monthly payments of $100,000 plus interest at the bank's prime rate plus 1.5 percent per annum. The term loan is now due and payable on June 30, 2006. The principal balance outstanding on the term loan as of February 28, 2006 is $1,000,000.

On February 17, 2006, under the terms of an agreement dated October 26, 2005 between the Company and Black Hat Capital Inc. ("Black Hat") the Company advised Black Hat that it had terminated the agreement effective immediately.

On February 17, 2006, the Company engaged a registered broker to act as exclusive agent to the Company to raise up to $10,000,000 by way of private placement. Under the terms of the private placement, the Company would issue up to 9,230,769 common shares at a price of $0.65 per share and up to 5,333,333 common shares on a flow through basis at a price of $0.75 per share. The registered broker will be paid a 7% cash commission and 7% brokers warrants exercisable at $0.65 per share for 18 months from completion of the private placement. In addition, an individual will earn a finance fee of 2% on all gross proceeds raised directly by the broker. This finance fee will be satisfied half by way of a cash payment and half by way of the issuance of common shares of the Company at $0.65 per share.

On March 3, 2006, the Company entered into an Amalgamation agreement (the "Agreement") with Resilient Resources Ltd. ("Resilient"), a Toronto Stock Exchange listed company. Under the Agreement, Resilient and Guardian would amalgamate (the "Amalgamation") and continue under the name "Guardian Exploration Inc." with a new management team and board of directors. The Amalgamation is expected to be completed by April 13, 2006. The Agreement is subject to approval by the Regulatory Authorities and the shareholders of the Company and Resilient. The agreement is also subject to the successful completion of the private placement referred to above and the completion of a proposed acquisition of a 26.55% working interest in certain wells in the Clarke Lake area, which would be financed from proceeds of the private placement.

**APPENDIX "E"**

**Schedule of Revenues, Royalties and Operating Expenses for the Acquisition Assets**

KENWAY
MACK
SLUSARCHUK
STEWART LLP
Chartered Accountants
www.kmss.ca

**Auditors' Report**

To: The Directors of Guardian Exploration Inc.

At the request of Guardian Exploration Inc. we have audited the Schedule of Revenues, Royalties and Operating Expenses for the **five month period from April 1, 2004 to August 31, 2004** and the year ended **August 31, 2005** for an interest in the Clarke Lake Pine Point "E" Pool that is proposed to be acquired by Guardian Exploration Inc. under a purchase and sale agreement. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the proposed acquisition of the interest in Clarke Lake Pine Point "E" Pool for the five month period from April 1, 2004 to August 31, 2004 and the year ended August 31, 2005 in accordance with the basis of accounting disclosed in Note 1.

Calgary, Alberta
March 20, 2006

(signed) Kenway Mack Slusarchuk Stewart LLP
Chartered Accountants

220, 333 11 Avenue S.W.
Calgary, Alberta T2R 1L9
Telephone: (403) 233-7750
Fax: (403) 266-5267

# Clarke Lake Pine Point "E" Pool
## Schedule of Revenues, Royalties and Operating Expenses

| | For the three months ended November 30, 2005 | For the year ended August 31, 2005 | For the five month period from April 1, 2004 to August 31, 2004 |
|---|---|---|---|
| | (unaudited) | | |
| **Revenues** | | | |
| Petroleum and natural gas | $ 294,231 | $ 33,325 | $ 494,867 |
| Royalties | (68,944) | (7,933) | (118,620) |
| | 225,287 | 25,392 | 376,247 |
| **Operating expenses** | (32,107) | (70,031) | (71,446) |
| **Transportation and processing fees** | (5,213) | (2,898) | (47,582) |
| **Excess (deficiency) of revenues over operating expenses** | $ 187,967 | $ (47,537) | $ 257,219 |

*See accompanying notes*

# Clarke Lake Pine Point "E" Pool
# Notes to Schedule of Revenues, Royalties and Operating Expenses

For the five month period ended August 31, 2004 – audited
For the year ended August 31, 2005 – audited
For the three month period ended November 30, 2005 - unaudited

## 1. Basis of presentation

The schedule of revenues, royalties and operating expenses, since inception of the production in April 2004, includes the operating results relating to a 26.55% interest in the Clarke Lake Pine Point "E" Pools that are proposed to be acquired by Guardian Exploration Inc. under a purchase and sale agreement.

The schedule of revenues, royalties and operating expenses for the Clarke Lake Pine Point "E" Pools do not include any provision for the depletion and depreciation, asset retirement costs, future capital costs, impairment of unevaluated properties, general and administrative costs, and income taxes for the selected properties as these amounts are based on the operations of the vendor of which the selected properties form only a part.

## 2. Significant accounting policies

### Revenue recognition

Petroleum and natural gas revenues are recognized when title passes to the customers.

### Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

### Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing and treating.

### Transportation costs

Transportation costs represent the costs incurred to deliver petroleum and natural gas to customers.

### Joint venture operations

A portion of the production activities for the Clarke Lake Pine Point "E" Pools are conducted jointly with others. The schedule of revenues, royalties and operating expenses only reflects the vendor's proportionate interest.

# APPENDIX "F"
## Section 191 of the *Business Corporations Act* (Alberta)

**APPENDIX "F"**
**Section 191 of the *Business Corporations Act* (Alberta)**

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under Section 184 or 187;

(d) be continued under the laws of another jurisdiction under Section 189; or

(e) sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2):

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a) by the corporation; or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall:

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder:

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for:

(a) joining as parties all Dissenting Shareholders whose shares have not been purchased by the corporation and for the representation of Dissenting Shareholders who, in the opinion of the Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all Dissenting Shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those Dissenting Shareholders; and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs:

(a) the shareholder may withdraw his dissent; or

(b) the corporation may rescind the resolution;

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after:

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares;

notify each dissenting shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

# Exhibit 1.2 – Letter of Transmittal

**PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL, YOU ARE STRONGLY URGED TO READ THE JOINT MANAGEMENT PROXY CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL**

## LETTER OF TRANSMITTAL
## FOR HOLDERS OF COMMON SHARES

**of**

## RESILIENT RESOURCES LTD.

The Depositary is:

**Computershare Investor Services Inc.**

**Please read the Instructions set out below carefully before completing this Letter of Transmittal.**

**TO: RESILIENT RESOURCES LTD.**

**AND TO: COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY**

This Letter of Transmittal (the "Letter of Transmittal ") is for use by holders of common shares ("Common Shares") of Resilient Resources Ltd. (the "Corporation") in connection with a proposed amalgamation ("Amalgamation") under the *Business Corporations Act* (Alberta) of the Corporation and Guardian Exploration Inc. as described in the Joint Management Proxy Circular ("Joint Proxy Circular") of the Corporation and Guardian dated March 20, 2006 with respect to the Amalgamation accompanying this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Joint Proxy Circular.

The undersigned delivers to you the enclosed certificate(s) representing Common Shares of the Corporation to be exchanged for certificate(s) representing Amalco Shares pursuant to and in accordance with the Amalgamation.

| DESCRIPTION OF CERTIFICATES DEPOSITED | | |
|---|---|---|
| **Certificate Number(s)** | **Name in which Common Shares are Registered** | **Number of Common Shares** |
| | | |
| | | |
| | | |
| | **TOTAL:** | |

**(If space is not sufficient, please attach a list in the above form.)**

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Common Shares and has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;
2. represents and warrants that the certificate(s) described above, together with any other certificates submitted with a separate Letter of Transmittal as required by the attached instructions, represents all of the Common Shares owned by the undersigned;
3. acknowledges receipt of the Joint Proxy Circular;
4. directs the Depositary to issue or cause to be issued the Amalco Shares to which the undersigned is entitled on completion of the Amalgamation in the name indicated below, and to send the Amalco Shares to the address, or hold the same for pickup, as indicated below;
5. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for certificates representing Amalco Shares;
6. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

7. understands and agrees that if the Common Shares of the Corporation represented by the certificate or certificates delivered herewith are "restricted securities" under Rule 144 promulgated under the United States Securities Act of 1933 (the "1933 Act"), the Amalco Shares received pursuant to the Amalgamation will continue to be "restricted securities" under Rule 144 to the same extent and proportion, and may not be sold, pledged or otherwise transferred except pursuant to a registration statement under the 1933 Act or pursuant to an exemption from registration under the 1933 Act; the undersigned further understands and agrees that if the certificate(s) representing the Common Shares of the Corporation delivered herewith bears a legend which in substance prohibits or limits the sale, pledge or other transfer of the Common Shares represented by such certificates except in accordance with the registration provisions of the 1933 Act or an exemption from such provisions, the certificates representing the Amalco Shares delivered in exchange for such certificates will bear a legend similar in substance.

The undersigned instructs the Corporation and the Depositary to mail the certificates for Amaclo Shares to which it is entitled by first class mail, postage prepaid, or to hold such certificates for pick-up, in accordance with the instructions given below. If the Amalgamation is not completed and the Amalgamation Agreement is terminated or the Corporation terminates its obligations thereunder pursuant to its terms, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

**Non-registered holders of Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Common Share certificates on their behalf to arrange for their delivery to the Depositary.**

Signature guaranteed by (if required under item 3 of the *instructions*):

Dated: ______________________, _______

______________________________
Authorized Signature

______________________________
Name of Guarantor (please print or type)

______________________________
Address of Guarantor (please print or type)

______________________________
Signature of Shareholder or Authorized Representative (see items 2 and 4 of the instructions)

______________________________
Address of Shareholder

______________________________

______________________________
Telephone Number of Shareholder

______________________________
Facsimile Number of Shareholder

______________________________
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

______________________________
Name of Shareholder (please print or type)

______________________________
Name of Authorized Representative, if applicable (please print or type)

| BOX A | BOX B |
| --- | --- |
| **Issue certificate(s) for Amalco Shares as set forth below:** | **Send certificate(s) for Amalco Shares as set forth below (unless Box C is checked, in which case the certificate(s) are to be held for pick-up):** |
| In the Name of ________________ | Name ________________ |
| ________________ *(please print)* | ________________ *(please print)* |
| Address: ________________ | Address: ________________ |
| ________________ | ________________ |
| ________________ *(include postal or zip code)* | ________________ *(include postal or zip code)* |

**BOX C**

☐ Check here if the certificates for Amalco Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

## INSTRUCTIONS

1. **Use of Letter of Transmittal.**

(a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and all other documents required by the terms of the Amalgamation and this Letter of Transmittal must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Common Shares.**

2. **Signatures.** This Letter of Transmittal must be completed and signed by the holder of Common Shares (or by such holder's duly authorized representative in accordance with paragraph 4 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if Amalco Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

3. **Guarantee of Signatures.** If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian scheduled chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

4. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Corporation and the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. **Miscellaneous.**

   (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

   (b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

   (c) No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal (or a manually executed copy thereof) waive any right to receive any notice by the Depositary.

   (d) The holder of the Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

   (e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

6. **Lost or Destroyed Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Toronto office of the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary before the Amalco Shares will be issued.

7. **Fractional Amalco Shares.** No certificates representing fractional Amalco Shares will be issued under the Amalgamation. All entitlements to fractional Amalco Shares will be rounded up or down, as applicable, to the next whole number of Amalco Shares with the certificates to represent such whole number.

**Privacy Notice**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in this letter of transmittal in order to process your request and will treat your signature(s) on this form as your consent to the above.

**Offices of the Depositary**

Computershare Investor Services Inc.
Telephone: 1-800-564-6253
E-mail: corporateactions@computershare.com
Web Site: www.computershare.com

**By Mail**

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

**By Hand and Courier**

***Calgary***

Computershare Investor Services Inc.
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Corporate Actions

***Toronto***

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

**Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone number, e-mail address and locations set out above.**

000209

# Exhibit 1.3 – Form of Proxy of Resilient

# RESILIENT RESOURCES LTD.

**FORM OF PROXY**
**SOLICITED BY THE MANAGEMENT OF RESILIENT RESOURCES LTD.**
**FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS**
**TO BE HELD AT MACLEOD DIXON LLP, MACLEOD ROOM, 3700 CANTERRA TOWER**
**400 - THIRD AVENUE SW, CALGARY, ALBERTA, T2P 4H2,**
**ON THURSDAY, APRIL 13, 2006 AT 10:00 A.M. (CALGARY TIME)**

The undersigned shareholder of Resilient Resources Ltd. ("Resilient" or the "Corporation") hereby appoints Geoff Fulton, the Chairman of the board of directors of Resilient, or, in lieu of the foregoing, ______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the special meeting of Shareholders of Resilient (the "Meeting") to be held on the 13th day of April, 2006 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1. On the special resolution approving the amalgamation agreement (the "Amalgamation Agreement") made as of March 3, 2006 between Resilient and Guardian Exploration Inc. ("Guardian"), as amended, pursuant to which Resilient and Guardian would amalgamate (the "Amalgamation") and continue as a new corporation ("Amalco") which would carry on business under the name "Guardian Exploration Inc." with a new board of directors, as more particularly described in the Joint Management Proxy Circular of Resilient and Guardian dated March 20, 2006 (the "Joint Proxy Circular"):

   VOTE FOR ☐ VOTE AGAINST ☐

2. On the ordinary resolution approving the stock option plan attached as Schedule "C" to Appendix "A" to the Joint Proxy Circular as the stock option plan of Amalco:

   VOTE FOR ☐ VOTE AGAINST ☐

3. On the ordinary resolution approving a repricing and adjustments to Resilient's common share purchase warrants and Resilients' agents' options, all as more particularly described in the Joint Proxy Circular:

   VOTE FOR ☐ VOTE AGAINST ☐

4. To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Meeting and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

**DATED** this ____day of _____________, 2006.

______________________________ ______________________________
Name of Shareholder (Please Print) Signature of Shareholder

______________________________

**INSTRUCTIONS**

1. If you are a registered shareholder and are unable to attend in person, kindly fill in, sign and return the enclosed instrument of proxy.

2. **The shareholder submitting this proxy has the right to appoint a person to represent such shareholder at the Meeting other than Geoff Fulton. To exercise this right, the shareholder may either insert the name of the desired representative in the blank space provided or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE**

**SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THEY WILL BE VOTED "FOR" ITEMS 1, 2 and 3.**

3. If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knows of no such amendments, variations or other matters to come before the Meeting.

4. This proxy must be signed by the registered shareholder or such shareholder's attorney in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Any proxy which is undated will be deemed to bear the date on which it was mailed to the shareholder.

5. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY. Properly executed forms of proxy must be received at least 48 hours excluding Saturdays, Sundays and statutory holidays prior to the time of the Meeting or any adjournment thereof. Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

# Exhibit 1.4 – Form of Proxy of Guardian

# GUARDIAN EXPLORATION INC.

## INSTRUMENT OF PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

**This proxy is solicited by the management of Guardian Exploration Inc.** (the "Corporation") for use at the Special Meeting (the "Meeting") of the holders of Class A Common Shares of the Corporation (the "Shareholders") to be held at 10:00 a.m. (Calgary time) on April 13, 2006, at the offices of TingleMerrett LLP, Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints Graydon Kowal, President and Chief Executive Officer of the Corporation, or failing him, David Mallory, Vice President, Finance and Chief Financial Officer of the Corporation, or instead of either of them, ______________________________ and ______________________________, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1. **TO VOTE FOR** ☐ or **TO VOTE AGAINST** ☐ a special resolution approving the amalgamation agreement (the "Amalgamation Agreement") made as of March 3, 2006 between Resilient and Guardian Exploration Inc. ("Guardian"), as amended, pursuant to which Resilient and Guardian would amalgamate (the "Amalgamation") and continue as a new corporation ("Amalco") which will carry on business under the name "Guardian Exploration Inc." with a new board of directors, as more particularly described in the Joint Management Proxy Circular of Resilient and Guardian attached herewith (the "Circular");

2. **TO VOTE FOR** ☐ or **TO VOTE AGAINST** ☐ an ordinary resolution approving the stock option plan attached as Schedule "C" to Appendix "A" to the Circular as the stock option plan of Amalco; and

3. With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

**WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.**

**THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.**

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same at the registered office of the Corporation, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

**Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting. To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.**

DATED this ___ day of _______________, 2006.

_______________________________
(Signature of Shareholder)

_______________________________
(Name of Shareholder - please print)

Notes:

1. This proxy must be signed by the registered shareholder or such shareholder's attorney in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.
2. This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the offices of Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 (Attention: P. Pyzda) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

# Exhibit 2.1 – Resilient's annual information form for the year ended December 31, 2005 dated March 20, 2006.

# RESILIENT RESOURCES LTD.

## ANNUAL INFORMATION FORM

**For the year ended December 31, 2005**

MARCH 20, 2006

# TABLE OF CONTENTS

## NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this annual information form include, but are not limited to: business strategies and objectives, exploration and development plans, the potential of the Company's oil and gas prospects and Resilient's amalgamation with Guardian Exploration Inc. ("Guardian") and the expected timing thereof.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

- the ability of Resilient to continue as a going concern;
- the ability of Resilient to satisfy its contractual obligations in relation to its oil and gas properties;
- the ability of Resilient to obtain financing to fund its general and administrative expenses and operating expenses;
- currency, exchange and interest rates;
- future oil and gas prices; and
- the satisfaction or waiver of all conditions to the completion of Resilient's amalgamation with Guardian, including, without limitation, shareholder approvals and the approval of the Toronto Stock Exchange.

Although Resilient believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Resilient can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Resilient and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the ability of Resilient to satisfy its contractual obligations in relation to its oil and gas properties;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- uncertainties as to the availability and cost of financing;

- general economic and business conditions;
- uncertainty as to the satisfaction or waiver of all conditions to the completion of Resilient's amalgamation with Guardian; and
- other risks and uncertainties described elsewhere in this annual information form or in Resilient's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and Resilient undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

## THE COMPANY

Resilent Resources Ltd. (the "Company" or "Resilient") was incorporated as 519094 Alberta Ltd. under the laws of the Province of Alberta on February 20, 1992. On April 8, 1992, 519094 Alberta Ltd. changed its name to White Oak Energy Ltd., and on February 19, 1993, White Oak Energy Ltd. changed its name to K2 Energy Corp. On May 15, 2005, the Company changed its name to Resilient Resources Ltd. and consolidated its outstanding common shares on a one for thirty basis. The head and registered office of the Company is located at 550, 435 – 4th Avenue S. W., Calgary, Alberta, T2P 3A8.

The Company has two wholly owned subsidiaries, K2 America Corp. and K2 Operating Corp. K2 America Corp. and K2 Operating Corp. were incorporated under the laws of the State of Montana on November 16, 1995 and February 12, 1998, respectively. K2 America Corp. holds all of the Company's oil and gas assets. K2 Operating Corp. does not have any assets, liabilities or business.

Unless otherwise indicated by the context, reference in this annual information form to the "Company" or "Resilient" means Resilent Resources Ltd. together with its subsidiaries.

## BUSINESS OF THE COMPANY

The Company is engaged in the exploration, development, and production of oil and natural gas.

The Company's oil and gas activities are entirely focused on properties in northern Montana, where it holds the rights to explore on approximately 100,000 tribal mineral acres of land and has the ability to lease intermixed non-tribal lands, all located on the Blackfeet Indian Reservation (the "Reservation").

The Company holds its rights to the approximately 100,000 tribal mineral acres of land under the terms of an Indian Mineral Development Agreement originally signed with the Blackfeet Tribe in 1997 (the "1997 K2/Blackfeet IMDA") as amended in January 2003, June 2004 and March 2005 (as amended, the "Amended K2/Blackfeet IMDA").

The Company's exploration activities to date have included the drilling of several oil and gas exploration wells on its properties. While some oil and gas production has been realized, commercial production levels have not been achieved and no oil and gas reserves have been attributed to the Company's properties.

As of December 31, 2005, the Company had 1 full-time employee, 2 individuals engaged as full-time consultants and 2 individuals engaged as part-time consultants.

## RECENT DEVELOPMENTS

**Proposed Amalgamation with Guardian Exploration Inc.**

Resilient and Guardian Exploration Inc. ("Guardian") entered into an amalgamation agreement dated March 3, 2006 (the "Amalgamation Agreement") as amended pursuant to which Resilient and Guardian would amalgamate (the "Amalgamation") and continue under the name "Guardian Exploration Inc." with a new management team and board of directors. The Amalgamation is expected to be completed by April 13, 2006.

*About Guardian*

Guardian is a private oil and gas exploration and development company with oil and gas assets located in northeast British Columbia. Guardian has current production of approximately 1.2 MMcf/d (200 Boe/d) and approximately 9,300 gross (3,000 net) acres of undeveloped lands. Guardian holds a 26.55% working interest in the Clarke Lake Pine Point "E" Pool assets and interests in the Kotcho, B.C. area including two gas wells. McDaniel & Associates Consultants Ltd. ("McDaniel"), independent petroleum engineers, have attributed approximately 3 Bcf of proved plus probable reserves to Guardian's properties (based on McDaniel's forecast pricing) and have assigned approximately $13.4 million to the net present value of future net revenue from Guardian's properties (based on McDaniel's forecast pricing and discounted at 10%), both effective as of September 1, 2005. Guardian intends to complete a brokered private placement of up to 9,230,769 common shares at $0.65 per share and up to 5,333,333 common shares to be issued on a "flow-through" basis at $0.75 per share (the "Guardian Private Placement"). Closing of the Guardian Private Placement is expected to occur on or about March 17, 2006 and is not conditional upon the completion of the Amalgamation. Guardian also has an agreement in principle to acquire a working interest in northeast B.C. gas assets for approximately $4,200,000 (the "Acquisition"). The Acquisition is expected to add approximately 2.8 Bcf of proved plus probable reserves to Guardian's properties (based on McDaniel's forecast pricing and discounted at 10%) and McDaniel has assigned approximately $12.3 million to the net present value of future net revenue from the assets to be acquired under the Acquisition, both effective as of September 1, 2005. Guardian intends to complete the Acquisition following the closing of the Guardian Private Placement, provided sufficient funds are raised under the Guardian Private Placement.

It is a condition to the completion of the Amalgamation that the Guardian Private Placement and the Acquisition be completed.

*About the Amalgamated Company*

On a pro forma combined basis the amalgamated company will have:

- initial daily production of approximately 1.6 MMcf/d (267 Boe/d);

- approximately 100,000 net acres of undeveloped land in Montana and approximately 3,000 net acres of undeveloped land in northeast British Columbia;

- realizable Canadian tax losses of approximately $12 million and United States tax losses of approximately $22 million;

- approximately 5.7 Bcf of proved plus probable reserves (based on McDaniel's forecast pricing) and net present value of future net revenue from such reserves of approximately $25.7 million (based on McDaniel's forecast pricing and discounted at 10%), all effective as of September 1, 2005;

- 20 million common shares outstanding; and

- working capital of approximately $2.5 million (assuming the maximum gross proceeds are raised under the Guardian Private Placement).

The amalgamated company will have Guardian's existing management team comprised of:

Graydon L. M. Kowal, President
David G. Mallory, Vice President, Finance and Chief Financial Officer
William L. McKenzie, Vice President, Exploration

The directors of the amalgamated company will consist of Messrs Kowal, Mallory and McKenzie and Mr. Melvin H. Chambers, Mr. Timothy Campbell and Mr. David M.P. Mears.

*Amalgamation Share Exchange Ratios*

Pursuant to the Amalgamation Agreement, the amalgamated company would have 20 million common shares outstanding following the Amalgamation. Resilient currently has 12,015,841 common shares outstanding and Guardian currently has 29,516,771 common shares outstanding. Resilient and Guardian have agreed, for the purposes of the Amalgamation, that the amalgamated company would have a combined value of $31,850,000 (including the Acquisition but excluding the net proceeds from the Guardian Private Placement after paying for the Acquisition), with $3,000,000 of the combined value attributable to Resilient and $28,850,000 of the combined value attributable to Guardian. Accordingly, the number of common shares of the amalgamated company each shareholder of Resilient and Guardian would receive for each of their common shares under the Amalgamation is determined by the following formulas (where W is the net proceeds from the Guardian Private Placement, Y is the total purchase price paid by Guardian under the Acquisition, X is the number of common shares of Guardian issued under the Guardian Private Placement and V is the number of shares of Guardian issued after March 3, 2006 and prior to the completion of the Amalgamation other than in respect of the Guardian Private Placement):

***Resilient***

$$\frac{20{,}000{,}000 \times [(3{,}000{,}000) \div (31{,}850{,}000 + W - Y)]}{12{,}015{,}841}$$

***Guardian***

$$\frac{20{,}000{,}000 \times [(28{,}850{,}000 + W - Y) \div (31{,}850{,}000 + W - Y)]}{(29{,}516{,}771 + X + V)}$$

*Amalgamation Agreement Terms*

The Amalgamation Agreement contains industry standard representations and warranties of each party as well as industry standard covenants of each party in relation to conduct of business until the completion of the Amalgamation. The Amalgamation Agreement provides that the completion of the Amalgamation is subject to, among other conditions, (i) the approval of the Amalgamation by the shareholders of each of

Resilient and Guardian, (ii) the approval of the Toronto Stock Exchange, (iii) the completion of the Guardian Private Placement and the Acquisition and (iv) the entering into of an agreement between Resilient and an industry partner under which such partner would agree to sell all of its interests respecting Resilient's properties to the amalgamated company at closing of the Amalgamation for US$290,000, with all such conditions to be satisfied on or before April 13, 2006. The Amalgamation Agreement may be terminated by either party if the mutual conditions have not been satisfied by this date and the applicable party if the conditions in its favour have not been satisfied by this date.

***Shareholder Meetings to approve the Amalgamation***

The special meetings of the Resilient and Guardian shareholders to approve the Amalgamation are expected to be held on April 13, 2006 and the joint information circular in respect of the Amalgamation is anticipated to be mailed to Resilient and Guardian shareholders on or about March 22, 2006.

## DEVELOPMENT OF THE BUSINESS OF THE COMPANY

The development of the business of the Company over the last three fiscal years is described below under headings highlighting the major developments during that period.

### Construction of Gas Pipeline and Related Facilities on the Reservation

In April 2003, the Company completed the construction of a six-mile gas pipeline and related gas-gathering facilities on the Reservation at an approximate cost to the Company of $1,200,000 US. This pipeline was constructed to transport gas production from the Company's Palmer Bow Island natural gas project to a third party gas transmission line. Seven wells producing gas from the Bow Island formation in the Company's Palmer Area were tied-in to the pipeline in April 2003. These wells produced gas at non-commercial levels (aggregate production, after fuel gas, of approximately 125 to 175 mcf/d in May 2003). Gas production from these wells continued to decline throughout 2003 and in April, 2004 the Company suspended production. Two additional wells drilled in this area in 2004 have been shut-in and additional drilling and completion operations on the part of the Company and/or a joint venture partner could considerably affect efforts to formulate joint venture partnerships.

Production from the Company's Palmer Bow Island project wells were shut-in following the expiry of a lease rental agreement for compressors required for the production of these wells. Production from this area had averaged 66 mcf/d during the first quarter of 2004. The two compressors were deemed to be oversized for the Company's production, and were therefore not renewed.

In the event of commercial gas discoveries, the Company and/or its joint venture partners may be required to incur considerable further costs associated with the construction of additional pipelines and related gathering facilities. The Company's calculated maximum distance to an existing gas sales line is 22 miles.

### Change in Business Strategy and Joint Venture with Zargon Oil and Gas Ltd.

With a change in the Company's directors and management at the end of 2002, a shift in the Company's business strategy occurred in the latter half of 2003. The Company's board of directors and senior management determined that increased activity on its oil and gas properties needs to be generated through the establishment of joint ventures with industry partners to work towards transforming unrealized value in the Company's raw exploration lands into productive oil and gas assets.

Prior to the changes in management, significant capital had been expended on pursuing prospects which did not develop into successful commercial oil and gas production. Since these changes in management, the amount of capital available to the organization has been minimal and substantially less than that which is required to properly evaluate oil and gas opportunities and build a successful organization.

On February 19, 2004, the Company entered into a farm-out joint venture with a U.S. subsidiary of Zargon Oil and Gas Ltd. ("Zargon") involving the Company's "Triangle Zone" interests on the Reservation.

Under the terms of the agreement, Zargon was obligated to drill two wells on or before May 18, 2004 (as extended by the Company) with an option to drill an additional three wells on or before April 18, 2005. Zargon requested, and was granted, a 60-day extension to September 30, 2004 for election of this option with an additional extension to October 31, 2004. In October, 2004 the Company was advised by Zargon of their intent to surrender their option to drill the additional 3 wells. As a result of drilling the initial 2 commitment wells and the recompletion workover and testing of certain pre-existing wells, Zargon earned a 50% interest in 21 sections (13,440 acres) within the prospect. The initial two wells drilled in the Triangle Zone prospect area were targeting Virgelle sandstone formations at an approximate depth of 3900 feet and 5000 feet. These two wells have been completed as gas wells with minor gas shows. Zargon agreed to forfeit its interest in the above lands in exchange for being released from any further costs or liabilities associated with the two wells it drilled.

**Rights Offering**

In April 2004, the Company commenced a rights offering pursuant to which common shareholders were able to subscribe for up to an aggregate of 18,497,606 common shares at a price of $0.22 per share. Each common shareholder of record at April 28, 2004 was issued one right for each common share held. A holder of rights was entitled to subscribe for one common share for each four rights held at a price of $0.22 per common share at or before the expiry time on May 20, 2004. Upon completion of the rights offering in May 2004, a total of 7,491,618 common shares were subscribed for resulting in gross proceeds of $1,648,156. Proceeds from the rights offering were used to fund the Company's land payments to the Blackfeet Tribe along with exploration activity associated with its 2003-2004 drilling obligation and for general working capital purposes.

The directors and officers of the Company, who held an aggregate of 12,860,767 common shares at the time, directly and indirectly, exercised all the rights they received under the offering, resulting in the issuance to them of an aggregate of 3,789,994 common shares. Two of the Company's directors loaned an aggregate of $851,089 to the Company to provide the Company with working capital until the rights offering closed. These loans were applied towards the exercise of 12,860,767 initial and 2,299,209 additional rights. The directors applied $833,798, being the value of the 3,789,994 common shares issued to them under the rights offering, against the indebtedness of the Company to them. Accordingly the net cash proceeds were reduced by this amount.

**Financings**

***Equity***

During the three years ended December 31, 2005, the Company completed one equity financing in September 2005. The Company issued 3,076,923 units (the "Units") at a price of $.65 per Unit for gross proceeds of $2,000,000. Each Unit consisted of one common share and one–half of one common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to acquire one common share for a period of 24 months at a price of $0.75 until March 16, 2006 and at a price of $0.90 until September 16, 2007.

***Debentures and Debenture Restructurings***

During 2002, the Company completed two debenture financings with the issue of:

- $2,000,000 principal amount 9.5% secured debenture, due May 31, 2004, (the "MMI Debenture") together with 3,000,000 common share purchase warrants. The MMI Debenture was secured by a charge against certain of the Company's assets; and
- $3,210,000 principal amount 9.5% unsecured redeemable debentures, due December 31, 2007 (the "Retail Debentures"), together with 4,282,140 common share purchase warrants.

The common share purchase warrants in respect of both debenture financings were restructured in June 2003, and expired on December 31, 2003 unexercised.

The Retail Debentures were surrendered by the holders thereof in April, 2004, and Resilient was released from all indebtedness (principal plus interest) thereunder, in exchange for units ("Restructuring Units") consisting of one common share of Resilient and one-half of one common share purchase warrant ("Restructuring Warrant"), with each Restructuring Unit having a deemed value of $0.30. Each whole Restructuring Warrant was exercisable for one common share of Resilient at an exercise price of $0.25 per share until September 30, 2005 (following a re-pricing of such warrants approved by the Toronto Stock Exchange) at which time they expired. No Warrants were exercised prior to their expiry. An aggregate of 10,952,520 common shares and 5,476,260 Warrants were issued to holders of the Retail Debentures in connection with the transaction.

In early June 2004, the Company entered into an extension agreement with Aquilon Capital Corp. (then MMI Group Inc.), the holder of the MMI Debenture. This agreement provided for a 1-year extension to the MMI Debenture consisting of $1,925,469 principal amount plus accrued interest owing in the amount of $46,106 for a total revised principal amount of $1,971,575, bearing interest at a rate of 10% per annum payable quarterly. The MMI Debenture became due and payable on May 31, 2005 and, under the terms of the agreement, the Company issued 1.6 million shares and 8 million warrants to Aquilon Capital Corp. as consideration for extending the maturity date and for payment of costs. The warrants were exercisable at $0.25 per share. The term of the warrants matched the 1-year amended term of the MMI Debenture and expired on May 31, 2005. No Warrants were exercised prior to their expiry.

In August 2004, the Company issued convertible secured debentures for gross proceeds of $1,450,000. The debentures had a maturity date of June 30, 2006 and bore interest at a rate of 10% per annum, payable quarterly in cash or common shares. The debentures were convertible into 8,906,250 common shares. The Company issued 8,906,250 bonus warrants to the debenture holders in connection with the financing. The bonus warrants were exercisable into common shares at a price of $0.16 per share until December 31, 2005.

Pursuant to an agreement between Resilient and Aquilon Capital Corp. dated March 12, 2005, Aquilon agreed to the settlement of $971,575 of the MMI Debenture for an assignment of the net revenues for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout Field, with the remainder of the principal amount of the MMI Debentue to be replaced by a new senior secured redeemable/convertible debenture bearing an interest rate of 10% per annum.

In April 2005, the Company completed the sale of $1,970,000 10% convertible secured debentures with a maturity date of April 30, 2006, with interest payable quarterly in cash or common shares. The debentures were convertible into 20,000 common shares (i.e. conversion price of $0.05 per share) for each $1000 principal amount.

In August 2005, the Company entered into agreements with the holders of $3.42 million of convertible debentures (being the debenture holders under the $1.45 million debenture offering and the $1.97 million debenture offering) for the exchange of their debentures and related warrants for common shares of Resilient at a deemed price of $0.75 per common share (post-consolidation). An aggregate of 4,560,000 common shares were issued under the exchange.

In December 2005, the Company completed the restructuring of the MMI Debenture held by Aquilon Capital Corp. with an effective date of March 1, 2005. Under the restructuring, the MMI Debenture was replaced by a production payment agreement (the "Production Payment Agreement") entitling Aquilon to netbacks from Resilient's producing oil wells (the "Wells") (which had average production of approximately 30 barrels per day from March 1 to October 31, 2005) for the life of such production and a debenture in the principal amount of $1,048,614.15 which was redeemed by Resilient effective October 31, 2005 for 1,398,152 common shares of Resilient. Under the Production Payment Agreement, Aquilon is entitled to acquire all of Resilient's interest in the Wells for no consideration upon an uncured event of default and Resilient is entitled to terminate the Production Payment Agreement, giving it back the production from the Wells, for a price equal to four times the 120 day trailing annualized netbacks from the Wells.

**Acquiring Eastern Lands, Relinquishing Western Lands and Shift in Exploration Focus**

The Company paid a $1,000,000 US land bonus to the Blackfeet Tribe on April 23, 2003 in consideration for the rights to an additional 100,000 tribal mineral acres of land comprising the Eastern land block.

In late 2004, the Company decided to decrease the number of acres of land it had the right to explore on the Reservation in order to reduce its annual rental payments and capital expenditures necessary to satisfy drilling commitments under the Amended K2/Blackfeet IMDA. As a result of this decision, the Company and the Blackfeet Tribe entered into an agreement dated March 22, 2005 pursuant to which (i) the Company relinquished its exploration rights in respect of its Western Lands on the Reservation (representing 150,000 acres of exploration lands), and (ii) Resilient's obligations in respect of such lands, being a $450,000 US yearly rental payment due on April 18 of each year until production and a requirement to drill 3 wells each year on such lands until April 18, 2008, were terminated. In connection with such amendment, the Company's drilling obligation of 2 wells on the Eastern Lands were extended to September 1 from April 18 for 2005 to 2007 in consideration for a payment by Resilient of $250,000 US.

As a result of the Company relinquishing its Western Lands, the Company recorded a write-down at the 2004 year end of the carrying value attributable to its properties in the amount of $ 11,802,729. As at December 31, 2004 the Company retained an independent resource evaluator to provide an independent analysis of the fair value of the Company's Eastern Lands. The fair value assigned to the Company's Eastern Lands by the independent resource evaluator supported the carrying value, post write-down, of the Company's oil and gas properties as of that date.

During the remainder of 2004 and the first half of 2005, the Company underwent a complete technical evaluation of the Eastern land block utilizing all existing seismic and well data available. Several "prospect areas" were formulated for the evaluation of "multiple formation" targets. This represented a shift in the Company's exploration focus away from the Bow Island formation.

In the summer and fall of 2005, two wells were permitted and drilled targeting Cretaceous Bow Island, Glauconite, Sunburst and Cutbank Sands as well as Mississippian Madison Carbonate. In addition, the Company entered into an arrangement with a third party by which that third party would pay one third of the costs related to the Company's current year two well earning commitment with the Blackfeet Tribe in return for a one-quarter economic interest in the wells. In addition, the arrangement provided the third party with an option to pay one-third of the costs related to three additional exploration wells which may be drilled by Resilient for a one-quarter interest in Resilient's 100,000 acre exploration block in northern Montana. Throughout the later months of 2005, Resilent finalized the drilling and completion of these two wells and determined that, despite signs of oil and gas in small quantities, these wells were deemed to be uneconomic.

During 2005 the Company spent $3,058,008 on exploration costs. These costs were written off in the year as no commercial quantities of hydrocarbons were found. In addition, at year end 2005, the Company wrote down the carrying value of its unproven oil and gas properties by an additional $2,028,464 to reflect management's estimate of fair value.

## OIL & GAS PROPERTIES AND ACTIVITIES

The Company holds exploration rights to 100,000 tribal mineral acres on the eastern edge of the Reservation under the terms of the Amended K2/Blackfeet IMDA. In addition, the Company has the ability to acquire through leasing, additional non-tribal mineral acres within the eastern land block. The maximum distance for pipeline tie-in for any prospect on the eastern land block approximates 20-22 miles. A complete technical study was completed for potential prospects on the eastern land block through analysis of existing seismic and well data in the area. The following outlines the various prospects identified by the Company on the eastern land block:

### *Bow Island Shallow Gas*

Extending from southern Alberta, the Bow Island formation is an established shallow gas producing horizon. Wells targeting the Bow Island typically encounter one to five sand sequences with varying degrees of thickness and reservoir quality

Drilling activity for Bow Island gas to date has been focused around the Company's Palmer field and its surrounding lands referred to as the Spring Creek prospect. In the spring of 2003, the Company constructed a six-mile 4" steel pipeline and gathering facilities for the initial wells which had been drilled on the prospect. During the fiscal year 2003, one well was drilled to obtain further technical data regarding pressure and production information from the Bow Island reservoir within the Palmer Field. In 2004 two additional wells were drilled during the months of March and April to obtain additional pressure and production information from the reservoir outside of the established "Cut Bank" oil field

Production from the Company's Palmer Bow Island project wells was shut-in following the expiry of a lease rental agreement for compressors required for the production of these wells. Production from this area had averaged 66,000 cubic feet per day during the first quarter 2004. The two compressors were deemed to be oversized for the Company's current production, and were therefore not renewed.

Additional Bow Island prospect areas have been identified within the eastern land block as part of the Company's technical study. Additional drilling and or seismic activity may be needed to further define these prospects to assess their commercial viability.

*Cut Bank/Glauconitic Channel Sands*

Technical review of seismic and well data on the eastern land block has identified possible exploratory prospects for Cut Bank and/or Glauconitic channel sands. The Cut Bank formation, a proven producer in the area, has a cumulative production of approximately 200 million barrels of oil and 0.5 trillion cubic feet of gas on the eastern boundary of the Reservation. Within the Company's eastern land block, glauconitic channel sands are identified as "cutting" down into the Cut Bank formation setting up two possible prospect types. If the Glauconite channels prove to have reservoir quality rock, the potential for both oil or gas could exist. If the Glauconite channels prove to be "tight" or with no reservoir quality, it then sets forth the potential trapping mechanism for the Cut Bank formation.

*Mississippian/Devonian Structural Anomalies*

On the eastern land block, there exists a number of "highs" in the Mississippian and Devonian aged rock, identified from seismic data. These highs create the possibility for both oil and/or gas to migrate to the top of the structure, generally with a water drive beneath. One identified prospect area is the Company's Gunsight prospect. Two wells were drilled in this area in the 1950's, identifying encouraging quantities of both oil and gas in the Mississippian and Devonian strata. Currently, there exists only one "strike" seismic line across this prospect. There exists the possibility for several additional structural highs in the Mississippian and Devonian aged strata which could be identified through the shooting of a regional seismic program.

## OTHER OIL AND GAS INFORMATION

*The following is the Statement of Reserves Data and Other Information required by Section 2.1(1) of National Instrument 51-101 ("NI 51-101"). No information is provided in respect of reserves attributable to the Company's properties as no reserves have been attributed to the Company's properties to date and, accordingly, reserves information is not "material" (as defined in NI 51-101) in respect of the Company. The information set forth below includes information in respect of the Western Lands since these lands were held by the Company for a portion of fiscal 2005. The Company has attempted to divide the information between the Eastern Lands and the Western Lands so the reader can understand the effect on the Company's operations of its relinquishing of the Western Lands. The Report of Management and Directors respecting the other oil and gas information disclosed below is set forth as Appendix A to this annual information form.*

**Oil and Gas Properties**

All of the Company's oil and gas properties are represented by interests in a vast area of unproved lands on the Reservation where the Company holds rights to explore for oil and gas on approximately 100,000 (previously 250,000) tribal mineral acres of land and has the ability to lease further non-tribal lands within its defined exploration block.

The Company's exploration activities to date have included the drilling of several oil and gas wells on its properties. While some oil and gas production has been realized, commercial production levels have not been achieved and no oil and gas reserves have been attributed to the Company's properties.

The Company currently receives limited production from four oil wells (approximately 32 - 35 bbls/d in total as of December 31, 2005). Aquilon is entitled to the netbacks from these wells pursuant to the Production Payment Agreement. See "Development of the Business of the Company - Financings - Debentures and Debenture Restructurings".

The Company holds its rights to the approximately 100,000 tribal mineral acres of land under the terms of the Amended K2/Blackfeet IMDA. Under the terms of the Amended K2/Blackfeet IMDA, the Company is obligated to drill a total of ten wells on the eastern lands during the period from April 18, 2003 through April 18, 2008, at a rate of two wells per year (by September 1 for each of 2006 and 2007 and April 18 for 2008). For each "obligation well" drilled, the Company earns the right to convert 10,000 tribal mineral acres on the eastern lands to a five year oil and gas lease, referred to as the "Development Phase" for the obligation wells drilled under the "Exploration Phase" (April 2003 to April 2008). The Company is obligated to pay a $300,000 US annual land rental in respect of the 100,000 acres comprising its eastern lands during the "Exploration Phase" of the Amended K2/Blackfeet IMDA, and such payment is due each year on April 18 until April 18, 2008 at which time the lands will be converted into a five year oil and gas lease. Following the conversion to lease, as described above, the Company will be obligated to pay a $2 US per acre annual rental for all minerals not held by production until the expiry of the five year "Development Phase". The Amended K2/Blackfeet IMDA provides that during the term of the underlying leases, all royalties and taxes payable by Resilient in respect of its production (with the exception of corporate income taxes) cannot exceed 35% of gross revenues therefrom.

In the event that the Company fails to comply with its obligations as outlined above, particularly its drilling obligations, it could be required within five days of receipt of written notification from the Blackfeet Tribe of the Company's failure to comply, to surrender and relinquish all of the subject lands outside of the spacing units established for any producing or capable of producing wells that were drilled and completed prior to the failure of the Company to timely comply with its obligations. The Company may, however, make requests for extensions to its drilling commitments provided that said extensions shall not exceed one year and the request is not unreasonable. The Blackfeet Tribe may not unreasonably withhold its consent to the Company's requests for extensions provided that requests are not made based on economic or financial need or necessity.

**Information Concerning Abandonment and Reclamation Costs**

The Company estimates abandonment and reclamation costs for surface leases, wells, facilities and pipelines based on previous work completed and costs bids from local qualified contractors capable of performing such work. The Company works with various regulatory agencies to ensure adequate attention is paid to abandonment responsibilities and carries out appropriate work to an acceptable level with these authorities.

The CICA issued a new standard relating to asset retirement obligations which is applicable for fiscal years beginning on or after January 1, 2004 or earlier on a voluntary basis. This standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into income over time. At December 31, 2005 the undiscounted estimated future well abandonment and site reclamation costs were $490,000. The Company has placed with various regulatory agencies bonding requirements totalling $349,800 for the purposes of ensuring that these abandonment and site restoration liabilities are provided for.

**Tax Horizon**

The Company and K2 America Corp. continue to incur operating losses and each entity has significant unused tax deductions available for future income tax purposes. Neither the Company nor K2 America Corp. are required to pay income taxes for the year ended December 31, 2005. The Company and K2 America Corp. do not expect to pay any income taxes in the foreseeable future.

## Costs Incurred

Costs incurred by the Company on its oil and gas properties for the year ended December 31, 2005 are summarized as follows:

| | $ |
|---|---|
| Unproved property acquisition and retention costs | 728,862 |
| Exploration costs | 1,590,334 |
| Capitalized operating losses | 183,254 |
| Capitalized costs relating to exploration activities | 555,559 |
| Reduction of asset retirement costs | (971,575) |
| TOTAL | 2,086,434 |

## Exploration and Development Activities

In 2005, two wells were permitted and drilled targeting Cretaceous Bow Island, Glauconite, Sunburst and Cutbank Sands as well as Mississippian Madison Carbonate. In addition, the Company entered into an arrangement with a third party by which that third party would pay one third of the costs related to the Company's current year two well earning commitment with the Blackfeet Tribe in return for a one-quarter economic interest in the wells. In addition, the arrangement provided the third party with an option to pay one-thrid of the costs related to three additional exploration wells which may be drilled by Resilient for a one-quarter interest in Resilient's 100,000 acre exploration block in northern Montana. Throughout the later months of 2005, Resilent finalized the drilling and completion of these two wells and determined that, despite signs of oil and gas in small quantities, these wells were deemed to be uneconomic.

## Capital Expenditures

Costs incurred by the Company in respect of land acquisition and retention, exploration and development activities, including the capitalization of exploration overhead and pre-production operating expenses (net of operating revenues), and other equipment additions for each of the last two years are summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| Land acquisition and retention | 728,862 | 1,283,595 |
| Exploration and development, including exploration overhead and pre-production operating expenses | 2,329,147 | 1,341,157 |

## SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize selected consolidated financial data of the Company for the periods indicated.

**Annual Financial Data**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenue | | | |
| Interest and other income | $ - | $ 1,635 | $ 33,766 |
| Loss for the year[1] | (6,559,187) | (13,441,158) | (1,272,646) |
| Loss per common share (basic and fully diluted)[1] | (1.18) | (0.18) | (0.02) |
| Total assets[1] | 2,846,941 | 5,752,278 | 15,410,549 |
| Retail debentures[2] | - | - | 3,056,588 |
| Aquilon (MMI debenture)[2] | - | 1,971,575 | $1,920,125 |
| 10% debentures [2] | - | 1,450,000 | - |

**Notes:**

(1) Includes a write-down of the Company's U.S. oil and gas properties in the amount of $5,086,472 in 2005 and $11,802,729 in 2004.

(2) For a description of the retail debentures and MMI Debenture issued by Resilient and the restructuring of such debentures, see "Development of the Business of the Company - Financings - Debentures and Debenture Restructurings".

## DIVIDEND RECORD AND POLICY

The Company has not paid any dividends on its common shares, or any other class of shares of the Company, since its formation. Any decision to pay dividends in the future will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at such time.

## DIRECTORS AND OFFICERS

The names and municipalities of residence of the Directors and Officers of the Company as at December 31, 2005, the offices held by them with the Company, and their principal occupations for the last five years are as follows:

| Name, Municipality of Residence and Position with the Company | Principal Occupation For the Past Five Years | Director / Officer Since |
|---|---|---|
| D. M. (Bud) McDonald[1]<br>Calgary, Alberta<br>President, Chief Executive Officer and Director | President and Chief Executive Officer of the Company since May 17, 2005. Prior thereto, President of McDonald Oil and Gas Ltd. and Murdoch Investments Ltd., both private oil and gas companies. | 2005 |
| M.J. Geoff Fulton[2][3][4]<br>Calgary, Alberta<br>Director and Chairman of the Board | President, National Research Group Ltd. (a private research and venture capital firm) | 1992 |

| | | |
|---|---|---|
| Maxon R. Davis[2][3][4]<br>Great Falls, Montana<br>Director | Senior Member and President<br>Davis, Hatley, Haffeman & Tighe, P.C. (law firm) | 2001 |
| Jeffrey D. Francoz [3][5]<br>Toronto, Ontario<br>Director | President of Aquilon Capital Corp. (formerly MMI Group Inc.) | 2004 |

**Notes:**

(1) Mr. McDonald became the Company's President and Chief Executive officer on May 17, 2005
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Governance Committee.
(5) Mr. Francoz was appointed as director by the board of directors of the Company on June 16, 2004.

All of the Directors are elected to hold office until the next annual election of Directors or until their successors are elected or appointed.

As of December 31, 2005, the Directors and Officers, as a group, owned beneficially, directly or indirectly, or exercised control or direction over approximately 12.848% of the issued and outstanding common shares of the Company, including those common shares of the Company owned by Aquilon Capital Corp. managed accounts as Mr. Francoz exercises control and direction over such common shares although neither he nor Aquilon Capital Corp. has a beneficial interest in such common shares.

Mr. Francoz is a Director, Officer and substantial shareholder of Aquilon Capital Corp. As a result, Mr. Francoz has been subject to conflicts of interest between Aquilon Capital Corp. and the Company. When such conflicts of interest arise, Mr. Francoz discloses his conflict of interest and abstains from voting as a director of the Company on the matter.

## AUDIT COMMITTEE INFORMATION

The Board of Directors of the Company has adopted a charter for the Audit Committee which clearly defines the committee's responsibilities in the areas of external audit, internal controls, governance and financial reporting. Set out in Appendix B is the text of the Audit Committee's charter.

The purpose of the Company's Audit Committee is to assist the Board of Directors in carrying out its oversight responsibilities with respect to financial reporting, internal controls and the external audit process of the Company.

### Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

| Name | Independent | Financially Literate | Relevant Education and Experience |
|---|---|---|---|
| **M.J. Geoffrey Fulton** | Yes | Yes | BA University of Manitoba 1968; MA University of Manitoba, 1970; LLB Dalhousie 1973. Barrister and Solicitor Manitoba, 1974: Barrister and Solicitor Alberta, 1978 |
| **Maxon R. Davis** | Yes | Yes | A.B. in English, University of California at Berkeley (1972), J.D. with High Honors, University of Montana (1976); practicing attorney in Great Falls, MT 1976-present. Admitted to practice in state and federal courts in Montana (1976) and the United States Supreme Court (1986). Also Blackfeet Tribal Court (1983). |
| **Jeffrey D. Francoz** | Yes | Yes | President and CEO of Aquilon Capital Corp. (formerly MMI Group Inc.), a Toronto based IDA member investment dealer founded in 1990 Prior to that: 1985 - 1990 broker at Midland Doherty and 1982 - 1985 engineer at Swan Wooster. Graduated from University of Waterloo with a Bachelor of Applied Science in 1982. |

**External Audit Service Fees**

During the years ended December 31, 2005 and 2004, PricewaterhouseCoopers LLP received the following fees from the Company:

| Item | 2005 | 2004 |
|---|---|---|
| Audit fees[(1)] | $35,000 | $35,000 |
| Audited related fees[(2)] | $7,000 | $19,257 |

**Notes:**

(1) Audit fees consisted of professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's financial statements for the years ended December 31, 2004 and 2005

(2) Audited related fees are for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the heading "Audit Fees". Also. fees for the review of certain of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

## DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. As of December 31, 2005, there were 12,015,841 common shares issued and outstanding.

The holders of the common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company. The holders of the common shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per common shares held at all such meetings. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the common shares will be entitled to participate rateably in any distribution of the assets of the Company.

## MARKET FOR SECURITIES

The common shares of Resilient trade on the Toronto Stock Exchange (the "TSX") under the symbol "RRL". Prior to May 18, 2005, the common shares traded under they symbol "KTO".

The following table sets out the price range for and trading volume of the common shares on a monthly basis for the year ending December 31, 2005, as reported by the TSX.

| Period | High | Low | Volume |
|---|---|---|---|
| January | $0.065 | $0.045 | 5,367,151 |
| February | $0.055 | $0.045 | 2,966,000 |
| March | $0.15 | $0.03 | 34,140,999 |
| April | $0.055 | $0.035 | 9,208,671 |
| May(1) | $1.30 | $1.03 | 24,614 |
| June | $1.20 | $0.62 | 185,766 |
| July | $0.80 | $0.65 | 63,619 |
| August | $0.85 | $0.70 | 339,677 |
| September | $1.72 | $0.77 | 477,859 |
| October | $1.63 | $1.10 | 316,692 |
| November | $1.31 | $0.81 | 123,118 |
| December | $0.80 | $0.335 | 388,128 |

**Note:**

(1) On May 17, 2005, the common shares were consolidated on a one for thirty basis. On May 18, 2005, the common shares began trading on a consolidated basis on the TSX.

## RISK FACTORS

### Non-Diversified Operations and stage of Development

The Company's oil and gas activities are focused entirely on the Blackfeet Reservation in Montana. Commercial levels of production have not been and may never be achieved. Exploration and development work on the Company's properties has been ongoing for the past 8 years and continues.

### Going Concern

The Company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its properties and ultimately achieve commercial production.

The Company is subject to certain fluctuations and trends, such as market conditions, interest rate levels, commodity prices, and industry conditions which could affect its ability to raise the necessary capital to remain as a going concern.

The Company's working capital requirements remain significant due to its contractual obligations under its agreement with the Blackfeet Tribe, debt holders, and going concern commitments. The Company plans to meet its exploration and development expenditures and overhead costs through debt and/or equity financings and/or the completion of joint venture partnerships with third parties; however, there is no guarantee that such financings or joint ventures can be completed. If such financings and/or joint ventures cannot be completed, it will have a material adverse effect on the Company.

As at the date of this annual information form, the Company is in immediate need of additional capital funding to pay its trade payables and other obligations. In addition to regular trade payables and overhead, the Company has a major obligation to the Blackfeet Tribe for $300,000 US due on April 18, 2006. Failure to meet this commitment could result in loss of the Eastern lands, which represents the most significant portion of the Company's entire asset base. Also, to maintain its exploration rights on the Eastern tribal acreage the Company must spud two wells on the lands by September 1, 2006. The Company will have to raise sufficient capital to fund these wells or find a suitable joint venture partner willing to drill the wells in return for an interest in the acreage. If the Company cannot raise sufficient capital or find a suitable joint venture partner, the Company would fail to meet its drilling commitments which could result in loss of the Eastern lands, which represents the Company's entire asset base.

**Financial Condition**

To date, the Company has incurred substantial losses. The Company currently receives no oil and gas revenue for its own account and its current operations do not generate any positive cash flow. The Company has significant annual rental obligations and drilling obligations under the Amended K2/Blackfeet IMDA. The Company has limited financial resources and there can be no assurance that sufficient funding will be available to it for further exploration and development activities or to fulfill its obligations under the Amended K2/Blackfeet IMDA.

The Company's ability to meet its obligations, fund its ongoing exploration and development activities and ultimately achieve commercial oil and/or gas production levels is dependent upon raising additional equity and/or debt financing and/or completing joint venture arrangements with third parties. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing or complete joint venture arrangements could result in delay or indefinite postponement of further exploration and development activities by the Company and the loss of a significant portion of the Company's properties and assets.

The Company has recorded write-downs of the carrying value of its oil and gas properties in the amounts of $5,086,472, $11,802,729, $2,900,000 and $12,460,000 in the years ended December 31, 2005, 2004, 2002 and 2001, respectively. There is no assurance that further write-downs will not be necessary.

**Oil and Gas Operational Risks**

Oil and gas operations involve many risks any of which may have a material adverse effect on the Company's financial condition and results of operations. There is no assurance that expenditures made by the Company will result in any discoveries of oil or natural gas in commercial quantities. The marketability of oil and natural gas which may be acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include reservoir characteristics and the characteristics of the oil and gas (including processing and safe disposal of impurities): market fluctuations; the proximity, access to and capacity of oil and natural gas pipelines and processing equipment; and drilling rig availability.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Oil and gas operations are subject to compliance with laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company could incur significant liability or suffer material adverse effects under environmental laws.

The Company's drilling and production operations are subject to all the risks and hazards typically associated with the drilling and production of oil or natural gas. The risks and hazards include fire, explosions, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and gas wells, producing facilities, other property and the environment or in personal injury.

The costs of drilling, completing and operating wells is often uncertain. As a result, the Company may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of a variety of factors, including accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment.

**Uninsurable Risks**

Hazards such as over-pressured formations or other conditions are involved in drilling and operating wells. The Company may have the benefit of insurance in such amounts as specified in any agreement, however, the Company may become subject to liability for pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce the funds available for exploration, drilling and production or could result in loss of property.

**Oil and Gas Prices**

Oil and gas prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

**Competition**

The oil and gas business is a very competitive industry in all its phases including both upstream and downstream segments. The Company's success is dependent on its ability to identify and develop viable projects and have the financial resources to exploit opportunities in a timely fashion. Each opportunity requires technical and economic analysis utilizing information that may be available to all industry participants. The industry is capital intensive and the availability of capital in the form of equity, debt and other financial instruments plays an important role in accessing opportunities. The Company competes with many companies possessing far greater financial resources and technical facilities than itself for the exploration and development of oil and gas interests.

**Environmental**

The Company is active in the oil and gas industry in the United States and is subject to environmental regulations pursuant to a variety of state and federal legislation. Such legislation provides for restrictions and prohibitions on releases or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of state and federal authorities. The Company is currently in compliance with all bonding requirements for oil and gas activity. Continued compliance with such environmental regulations can require significant expenditures and a breach of such requirements may result in the imposition of material fines and penalties.

In addition, the Company's oil and gas activities are conducted within the boundaries of the Reservation and as such are also subject to the environmental concerns of the Blackfeet Tribal Business Council and the Bureau of Indian Affairs, as trustee for the Blackfeet. As part of the Company's efforts to address the environmental concerns surrounding the drilling for and production of hydrocarbons, certain Environmental Assessments ("EA") have been and continue to be conducted. In order to further meet the well approval process with the Bureau of Land Management, the Bureau of Indian Affairs, and the Blackfeet Tribe, the Company conducts site specific environmental assessments for each proposed well site located on non-tribal mineral rights within the Reservation.

**Joint Venture Risks**

The Company has entered into, and may enter into additional, joint venture arrangements with industry participants as a means of conducting its business and, as a result, does not, and will not, fully control the assets and operations of such joint ventures. To the extent that the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operator.

**Stage of Development**

The Company does not have a track record or operating history upon which investors may rely. Further, the Company's property is in the exploration and development stage and is not commercially viable at this time and may never become commercially viable.

## TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Investor Services Inc. located at the following address:

6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8

## ADDITIONAL INFORMATION

Additional information relating to Resilient is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including directors' and officers' remuneration, principal holders of Resilient's securities, and options to purchase securities, is contained in the Information Circular for Resilient's most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Resilient's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2005.

**APPENDIX A**
**FORM 51-101F3**

***REPORT OF***
***MANAGEMENT AND DIRECTORS***
***ON OIL AND GAS DISCLOSURE***

**Report of Management and Directors**
**on Reserves Data and Other Information**

Management of Resilient Resources Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information does not include reserves data since no reserves have been attributed to the Company's properties to date and, accordingly, reserves information is not "material" in respect of the Company.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a) the content and filing with securities regulatory authorities of the other oil and gas information; and

(b) the content and filing of this report.

(signed) D.M. (Bud) McDonald
D. M. (Bud) McDonald
President and Chief Executive Officer

(signed) Geoff Fulton
Geoff Fulton, Director

(signed) Maxon Davis
Maxon Davis, Director

March 20, 2006

**APPENDIX B**
**RESILIENT RESOURCES LTD.**

*Audit Committee Terms of Reference*

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Resilient Resources Ltd. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

**Composition**

The Committee will be comprised of three or more directors as determined by the Board, none of whom shall be or shall have been, unless the period prescribed by applicable securities rules has elapsed since the end of service or employment, an officer or employee of the Corporation or any subsidiary of the Corporation. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

**Communication, Authority to Engage Advisors and Expenses**

The Committee shall have access to such officers and employees of the Corporation, the Corporation's external auditor, the Corporation's independent reserves evaluator(s) and to such other information respecting the Corporation as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Committee provides an avenue for communication, particularly for outside directors, with the external auditor and financial and senior management and the Board. The external auditor shall have a direct line of communication to the Committee through its Chair and shall report directly to the Committee. The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee, on a confidential basis, any matter involving the Corporation's financial practices or transactions.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors. Any engagement of independent counsel or other advisors is to be at the Corporation's expense.

The Corporation shall be responsible for all expenses of the Committee that are deemed necessary or appropriate by the Committee in carrying out its duties.

**Meetings and Record Keeping**

Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. The external auditor or any two members of the Committee may also request a meeting of the Committee. The Chair of the Committee shall hold in camera sessions of the Committee at every meeting, without management present;

(b) the quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

(c) if the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

(d) the Chair shall, in consultation with management and the auditor, establish the agenda for the meetings and instruct management to circulate properly prepared agenda materials to the Committee with sufficient time for study prior to the meeting;

(e) every question at a Committee meeting shall be decided by a majority of the votes cast;

(f) the Chief Executive Officer shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair of the Committee. Other management representatives or advisors of the Corporation may be invited to attend as necessary; and

(g) a Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

**Responsibilities**

The Committee is part of the Board. Its primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the oversight, review and approval of the financial statements and the accounting and financial reporting processes of the Corporation; (ii) the assessment of the system of internal controls that management has established; and (iii) the external audit process. In addition, the Committee shall assist the Board, as requested, in fulfilling its oversight responsibilities with respect to (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial profile of the Corporation.

The Committee shall be directly responsible, in its capacity as a committee of the Board, for making a recommendation to the Board regarding the appointment, compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Corporation (including the resolution of disagreements between management and the external auditor regarding financial reporting). Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information and risk management systems and procedures. The external auditor is responsible for the audit or review of the financial statements and other services they provide.

The duty and standard of care which directors must meet is as set forth in applicable corporate and securities legislation. These terms of reference are intended to assist the members of the Committee in satisfying the standard of care which is imposed upon them by applicable law and is not intended to increase or decrease the standard of care to which all directors are subject.

The Committee should have a clear understanding with the independent auditor that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditor is to the shareholders of the Corporation.

**Specific Duties**

A. Relationship with External Auditor

The Committee shall:

1. consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, ensuring that such auditor is a participant in good standing pursuant to applicable securities laws;

2. consider and make a recommendation to the Board as to the compensation of the external auditor which is to be paid by the Corporation;

3. oversee the work of the external auditor in performing their audit or review services and oversee the resolution of any disagreements between management of the Corporation and the external auditor;

4. review and discuss with the external auditor all material identified relationships that the external auditor and its affiliates have with the Corporation and its affiliates in order to determine the external auditor's independence, including, without limitation:

    (a) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to the Corporation;

    (b) discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

    (c) recommending that the Board take appropriate action in response to the external auditor's statement to satisfy itself of the external auditor's independence;

5. review and discuss the audit plan of the external auditor with the external auditor, including the staffing thereof, prior to the commencement of the audit;

6. as may be required by applicable securities laws, rules and guidelines, either:

   (a) pre-approve all non-audit services to be provided by the external auditor to the Corporation (and its subsidiaries, if any), or, in the case of *de minimus* non-audit services, approve such non-audit services prior to the completion of the audit; or

   (b) adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services; and

7. review and approve the hiring policies of the Corporation regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation.

B. Financial Statements and Financial Reporting

The Committee shall:

1. review with management and the external auditor, and recommend to the Board for approval, the annual financial statements of the Corporation and related financial reporting, including management's discussion and analysis and earnings press releases. In particular, the Committee's review of such financial statements should include, but not be limited to:

   (a) reviewing changes in accounting principles, or in their application, which may have a material effect on the current or future years' financial statements;

   (b) reviewing material identified accruals, reserves or other similar estimates;

   (c) reviewing the "ceiling test calculation" and possible "write-downs";

   (d) reviewing the accounting treatment of unusual or non-recurring transactions;

   (e) reviewing the adequacy of the provision for abandonment and reclamation costs, if any; and

   (f) reviewing disclosure requirements for commitments and contingencies;

2. upon completion of each audit, review with the external auditor the results of such audit. This process should include but not be limited to:

   (a) reviewing the scope and quality of the audit work performed;

   (b) reviewing the capability of the Corporation's financial personnel;

   (c) reviewing the co-operation received from the Corporation's financial personnel during the audit;

   (d) reviewing the resources used by the Corporation;

   (e) reviewing material identified transactions outside of the normal business of the Corporation; and

(f) reviewing material proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

3. review with management and the external auditor, and recommend to the Board for approval, the interim financial statements of the Corporation and related financial reporting, including management's discussion and analysis. In particular, the Committee's review of such financial statements should include, but not be limited to, those items set forth in 1.(a) to (f) above, as applicable;

4. review with management and recommend to the Board for approval, the Corporation's renewal annual information form;

5. review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Corporation;

6. consider and be satisfied that appropriate policies and procedures are in place by management for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements (other than public disclosure referred to in clauses B.1 and B.3 above), and periodically assess the adequacy of such procedures;

7. review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

8. review accounting, tax, legal and financial aspects of the operations of the Corporation as the Committee considers appropriate; and

9. encourage cooperation and communication between the Committee, the Reserves Committee, the Corporation's independent reserves evaluator(s), the external auditors and management on the use of corporate information and records in the financial reporting and reserves evaluation process.

C. <u>Internal Controls</u>

The Committee shall:

1. review with management and, as applicable, the external auditor, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and consider whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

2. review the external auditor's recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

3. establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

4. review policies and practices concerning the expenses and perquisites of the President and Chief Executive Officer, including the use of the assets of the Corporation; and

5. review with management and the external auditor any identified corporate transactions in which directors or officers of the Corporation have a personal interest and other transactions with affiliated parties of the Corporation.

D. Financial Risk Management

The Committee shall:

1. review with management their assessment of the material financial risks and exposures of the Corporation and discuss with management the steps which the Corporation has taken to monitor and control such exposures;

2. review current and expected future compliance with covenants under any financing agreements;

3. understand the financial risks arising from the Corporation's exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of those risks including any proposed hedging of such exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments from management;

4. review the activities of the Corporation's marketing group and the financial risks arising from such activities;

5. review the insurance program including coverage for such things as property damage, control of well, business interruption, general liabilities, and directors and officers liability;

6. review any other material financial exposures including such things as tax audits, government audits or any other activities that expose the Corporation to the risk of a material financial loss;

7. report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation; and

8. review the appropriateness of the controls, policies and procedures used in the preparation of the Corporation's financial statements and other required disclosure documents, and consider recommendations for any material change to such policies.

**Exhibit 2.2 – The audited consolidated financial statements of Resilient as at and for the year ended December 31, 2005, together with the auditor report thereon.**

# Resilient Resources Ltd.

## Consolidated Financial Statements
## For the years ended December 31, 2005 and 2004

## MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Resilient Resources Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. PricewaterhouseCoopers LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

March 13, 2006

**Auditors' Report**

To the Shareholders of
Resilient Resources Ltd.

We have audited the consolidated balance sheets of Resilient Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Resilient Resources Ltd.
Consolidated Balance Sheet
As at December 31, 2005 & 2004

| | 2005 | 2004 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 367,132 | 304,593 |
| Accounts receivable | 539,523 | 146,757 |
| Prepaid expenses and deposits | 50,508 | 52,788 |
| | 957,163 | 504,138 |
| Deposit (note 3) | 349,800 | 365,271 |
| Property, plant and equipment (note 4 ) | 1,539,978 | 4,558,898 |
| Deferred financing charges | - | 323,971 |
| | 2,846,941 | 5,752,278 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 1,298,170 | 710,242 |
| 10% Debenture (note 6) | - | 1,971,575 |
| | 1,298,170 | 2,681,817 |
| 10% Debenture (note 6) | - | 1,450,000 |
| Asset retirement obligation (note 5) | 312,879 | 298,485 |
| | 1,611,049 | 4,421,302 |
| **Shareholders' Equity** | | |
| Capital stock (note 7) | 6,806,313 | 38,532,590 |
| Equity portion of 10% debenture (note 7) | - | 80,000 |
| Contributed Surplus (note7) | 988,766 | 782,402 |
| Deficit | (6,559,187) | (38,064,016) |
| | 1,235,892 | 1,330,976 |
| | 2,846,941 | 5,752,278 |

Refer to basis of presentation in note 1.

Approved by the Board of Directors.

Geoffrey Fulton, Director Maxon Davis, Director

# Resilient Resources Ltd.



Consolidated Statement of Loss and Deficit
For the year ended December 31, 2005 & 2004

| | 2005 $ | 2004 $ |
|---|---|---|
| **Revenue** | | |
| Interest | - | 1,635 |
| **Expenses** | | |
| Asset retirement obligation accretion (note 5) | 13,480 | 24,237 |
| General and administrative | 661,528 | 502,529 |
| Debenture interest expense | 211,877 | 323,514 |
| Deemed interest expense | - | 184,808 |
| Depreciation and amortization | 575,790 | 626,373 |
| Foreign exchange loss (gain) | 10,040 | (21,397) |
| Write-down of oil and gas properties (note 4) | 5,086,472 | 11,802,729 |
| | 6,559,187 | 13,442,793 |
| **Loss for the year** | (6,559,187) | (13,441,158) |
| **Deficit - Beginning of year** | (38,064,016) | (24,139,059) |
| Asset retirement obligation | - | (129,987) |
| Stock-based compensation | - | (353,812) |
| Reduction of Stated capital (note 7) | 38,064,016 | - |
| As restated | - | (24,622,858) |
| **Deficit - End of year** | (6,559,187) | (38,064,016) |
| **Basic loss per share** | (1.18) | (5.28) |
| **Weighted average number of shares** | 5,552,644 | 2,546,823 |

# Resilient Resources Ltd.



Consolidated Statement of Cash Flows
For the year ended December 31, 2005 & 2004

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| **Cash provided by (used for):** | | |
| **Operating activities:** | | |
| Loss for the year | (6,559,187) | (13,441,158) |
| Items not affecting cash | | |
| Depreciation and amortization | 575,790 | 626,373 |
| Deemed interest expense | - | 184,808 |
| Asset retirement obligation accretion | 13,480 | 24,237 |
| Stock-based compensation | 42,115 | 30,399 |
| Shares issued in payment of interest | 228,230 | 55,141 |
| Foreign exchange loss (gain) | 10,040 | (21,397) |
| Write-down of oil and gas properties | 5,086,472 | 11,802,729 |
| | (603,060) | (738,868) |
| Asset retirement obligation expenditures | - | (66,065) |
| Changes in non-cash working capital balances | 401,269 | (51,784) |
| | (201,791) | (753,149) |
| **Financing activities:** | | |
| Increase in long term debt | - | 1,470,054 |
| Loan from shareholders | - | 833,778 |
| Issue of 10% debenture | 1,970,000 | - |
| Financing costs | (200,724) | (153,043) |
| Issue of common shares | 1,665,653 | 675,338 |
| | 3,434,929 | 2,826,127 |
| **Investing activities:** | | |
| Expenditures on property, plant and equipment | (2,966,771) | (2,625,352) |
| Changes in non-cash working capital balances | (203,829) | 76,213 |
| | (3,170,599) | (2,549,139) |
| **Increase (decrease) in cash** | 62,539 | (476,161) |
| **Cash, beginning of year** | 304,593 | 780,754 |
| **Cash, end of year** | 367,132 | 304,593 |

**Supplemental Cash Flow Information (note 12)**

## 1 Nature of business and Basis of presentation

### Nature of business

Resilient Resources Ltd. (formerly K2 Energy Corp.) is a corporation formed under the laws of the Province of Alberta. K2 America Corp. a wholly owned subsidiary, explores for and develops oil and gas reserves in the state of Montana.

### Basis of presentation

These financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2005, the company had a working capital deficiency of $341,007 (December 31, 2004 – a deficiency of $2,177,679), no long-term debt (December 31, 2004 - $1,450,000) and an accumulated deficit of $6,559,187 (December 31, 2004 – $38,064,016). On May 17, 2005 at the Annual General and Special Meeting the Shareholders of the Corporation passed a special resolution reducing the Company's accumulated deficit by $38,064,016 by deducting that amount from the stated share capital account.

The company's activities over the past seven years have been primarily directed towards the acquisition, exploration and development of oil and gas properties on the Blackfeet Indian Reservation ("Reservation") in northern Montana. The company's primary asset is the rights to a large block of exploratory acreage on the Reservation where exploration activity is continuing. As at December 31, 2005, the company had expended $33,749,201 on the acquisition and exploration of its oil and gas properties in Montana and has written-down the carrying value of the properties by a total of $32,249,201 throughout 2005 and prior years.

The company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay accounts payable, overhead costs, continue the exploration and development of its Montana properties and ultimately achieve commercial production in the area sufficient to recover overhead expenses and capitalized costs.

Refer to note 13 Subsequent Event.

Blackfeet Tribal agreement

The Company owns the rights to explore for oil and gas on approximately 100,000 tribal mineral acres titled the Eastern Lands on the Blackfeet Indian Reservation in northern Montana.

As at December 31, 2005 the Company's commitments to retain its exploration rights in the lands going forward are as follows:

- payments to the Blackfeet Tribe of an annual rental fees of $300,000 US until 2008.
- an obligation to drill a total of 6 wells, 2 wells in each of 2006 and 2007 by September 1st and the remaining 2 wells by April 18, 2008, when the exploration agreement with the Blackfeet tribe expires.

## 2 Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

### a) Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, K2 America Corp. and K2 Operating Corp. They were incorporated under the General and Business Corporate Law of the State of Montana on November 16, 1995 and February 12, 1998, respectively.

### b) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and, the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of asset retirement obligations, impairment of oil and gas properties and deferred exploration expenditures, and rates of depreciation and amortization. Actual results could differ from these estimates

### c) Oil and gas operations

The company's oil and gas activities are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced..

### d) Other property and equipment

Office furniture and equipment is recorded at cost and depreciated on a straight-line method over the estimated useful lives of the assets at rates varying from three to ten years.

### e) Foreign currency translation

Operations of the US subsidiary are considered to be integrated and therefore the financial statements of the subsidiary, which are prepared in US dollars, are included in these consolidated financial statements on the basis that monetary assets and liabilities are translated at the exchange rate in effect at year end, non-monetary assets and liabilities are translated at historical rates and revenues and expenses are translated at the average exchange rate for the period.

### f) Income taxes

The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

### g) Deferred financing charges

Deferred financing charges represent costs incurred in connection with debt financing and restructuring and are being amortized on a straight-line basis over the respective terms of the financing.

### h) Financial instruments

i) Credit Risks: A substantial portion of the accounts receivable are with customers in the petroleum and natural gas industry and are subject to normal industry credit risk. Purchasers of petroleum and natural gas are subject to an internal credit review to minimize the risk of non-payment.

ii) Fair Values: At December 31, 2005, the carrying value of financial assets (cash and accounts receivable) and liabilities (accounts payable and accrued liabilities) approximate their fair values due to the relatively short periods to maturity or demand nature of the instruments

### i) Loss per share

Loss per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Fully diluted loss per share is not disclosed, as the effect of conversion of outstanding options and warrants is anti-dilutive.

### j) Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

### k) Stock based compensation

The Company has one stock-based compensation plan, as described in Note 7(d). Effective January 1, 2004 the Company adopted expensing the fair value of all stock options awarded to employees and directors on a prospective basis from this date. The Company uses the Black Scholes method to estimate fair value. Prior to January 1, 2004 no compensation was recognized for options granted to employees and directors and compensation for options granted to consultants was recognized using the fair value method.

### l) Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

## 3 Deposit

As part of the finalization of the Amended Agreement with the Blackfeet Nation, the company has placed a deposit of $349,800 ($300,000 US), with the Bureau of Indian Affairs-Blackfeet Agency to cover the costs of future site restoration and abandonment liabilities. This deposit is considered to be refundable, subject to application for refund, which may or may not be granted. Accordingly, the deposit is shown as a long-term asset.

## 4 Property, plant and equipment

**As at December 31, 2005**

| | Cost<br>$ | Impaired Value<br>$ | Accumulated Depreciation<br>$ | Net Book Value<br>$ |
|---|---|---|---|---|
| Unproven oil and gas properties | 33,749,201 | (32,249,201) | - | 1,500,000 |
| Building and equipment | 435,916 | - | (395,938) | 39,978 |
| | 34,185,117 | (32,249,201) | (395,938) | 1,539,978 |

**As at December 31, 2004**

| | Cost<br>$ | Impaired Value<br>$ | Accumulated Depreciation<br>$ | Net Book Value<br>$ |
|---|---|---|---|---|
| Unproven oil and gas properties | 31,662,767 | (27,162,729) | - | 4,500,038 |
| Building and equipment | 435,916 | - | (377,056) | 58,860 |
| | 32,098,683 | (27,162,729) | (377,056) | 4,558,898 |

For the year ended December 31, 2005 the Company capitalized general and administration costs of $555,559 as compared to $484,503 in 2004. Effective March 1, 2005 the Company assigned the net revenue for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout field for settlement of a portion of the 10% secured debenture due to Aquilon Capital Corp. Accordingly in March, 2005 the Company reduced the carrying value of its unproven oil and gas properties by $971,575. (see note 6).

During 2005 the Company spent $3,058,008 on exploration costs. These costs were written off in the year as no commercial quantities of hydrocarbons were found. In addition, at year end 2005, the Company wrote down the carrying value of its unproven oil and gas properties by an additional $2,028,464 to reflect management's estimate of fair value.

## 5 Asset retirement obligation

For the Company, asset retirement obligations relate to the abandonment of oil and gas producing facilities. Changes in asset retirement obligations were as follows:

| | Year ended December 31, 2005 $ | Year ended December 31, 2004 $ |
|---|---|---|
| Asset retirement obligation – Beginning of year | 289,485 | 386,131 |
| Liabilities incurred | 22,703 | 19,581 |
| Liabilities settled | - | (66,065) |
| Liabilities assigned | - | (53,002) |
| Accretion expense | 13,480 | 24,237 |
| Foreign exchange gain | (12,789) | (21,397) |
| Asset retirement obligation –End of year | 312,879 | 289,485 |

At December 31, 2005 the undiscounted estimated future well abandonment and site reclamation costs were $490,000 (2004 - $460,000). This amount was inflated by the inflation rate and discounted using a credit adjustment rate of 9.5% over the expected useful life of the underlying assets.

## 6 Debt Obligations

a) $1,971,575 principal amount of 10% unsecured debenture due to Aquilon Capital Corp. (issued May 2003 and settled on assignment of net production revenue and the balance converted to Common stock, October, 2005).

Pursuant to the terms of an agreement with Aquilon Capital Corp. (formerly the MMI Group Inc.) the terms of repayment of the 10% secured debenture in the amount of $1,971,575 were revised. Effective March 1, 2005 Aquilon has agreed to settlement of $971,575 of the debenture in return for an assignment of the net revenues for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout field. In settlement of the remaining portion of the debenture of $1,000,000 and accrued interest of $48,615, Aquilon took a senior secured convertible debenture, bearing an interest rate of 10% per annum, interest payable quarterly in cash or common shares, maturing on May 1, 2006 and convertible at the option of the Company or the holder into common shares of the Company at any time prior to maturity at $0.75. On October 31, 2005 the Company issued 1,398,152 common shares to convert to equity the $1,048,615 10% convertible secured debenture and an additional 42,322 common shares on account of accrued interest.

b) $1,450,000 principal amount of 10% convertible secured debentures. (issued August, 2004 and converted to common stock August, 2005)

In August, 2005 the Company made an offer to convert the debentures to common shares at $0.75 per share which was accepted by all debenture holders and on August 29, 2005 the Company issued 1,933,330 common shares to convert the debt of $1,450,000.

c) $1,970,000 principal amount of 10% convertible secured debentures
(issued April, 2005 and converted to common stock August, 2005)

In April 2005, the Company raised $1,970,000 (net $1,793,000 after agent's commission) through the issue of 1,970 debentures at a price of $1,000 each. The debentures were to mature on April 30, 2006 and bore an interest rate of 10% per annum, payable quarterly in cash or common shares. The notes were secured by a specific assignment of K2 Americas Corporation's US properties and ranked equally on all security privileges associated with the Aquilon senior secured debenture. Each $1,000 debenture was convertible into 667 common shares and included 667 bonus warrants exerciseable into common shares at a price of $1.50 per share until April 30, 2006. In aggregate, the total issue of 1,970 debentures was convertible into 1,313,334 common shares and resulted in the issue of 1,313,334 bonus warrants. In addition the selling agent has been paid a commission of $177,300 and been issued 118,200 warrants exercisable into common shares at a price of $1.50 per share until April 30, 2006. The proceeds from the debenture financing was used to fund land payments and working capital.

In August, 2005 the Company made an offer to convert the debentures to common shares at $0.75 per share, which was accepted by all debenture holders and on August 29, 2005 the Company issued 2,626,670 common shares to convert the debt of $1,970,000.

## 7 Capital stock

a) Authorized

Unlimited number of common voting shares

b) Issued

| Common Shares | Number of shares | Amount $ |
|---|---|---|
| Balance December 31, 2003 | 62,438,002 | 33,297,133 |
| Shares issued for cash on exercise of rights issue | 7,491,618 | 1,648,156 |
| Shares issued pursuant to conversion of long term debentures | 10,952,520 | 3,286,029 |
| Shares issued in payment of fees related to debenture conversion | 535,000 | 160,500 |
| Shares issued pursuant to extension of long term debenture | 1,600,000 | 336,000 |
| Shares issued in payment of fees related to debenture extension | 620,000 | 125,200 |
| Share issue costs | - | (375,569) |
| Shares issued in payment of interest | 703,985 | 55,141 |
| Balance December 31, 2004 | 84,341,125 | 38,532,590 |
| Shares issued in payment of interest | 712,152 | 35,964 |
| Balance pre share consolidation and reduction of stated capital | 85,053,277 | 38,568,554 |
| Share Consolidation | (82,218,109) | - |
| Reduction of stated capital | - | (38,064,016) |
| Balance post share consolidation and reduction of stated capital | 2,835,168 | 504,538 |
| Equity portion of 10% debenture | - | 80,000 |
| Shares issued in payment of interest | 210,415 | 192,284 |
| Shares issued pursuant to conversion of debentures | 4,560,002 | 3,420,000 |
| Shares issued pursuant to offering | 3,076,923 | 1,691,542 |
| Shares issued pursuant to conversion of Aquilon Debenture | 1,333,333 | 1,000,000 |
| Share issue costs | - | (435,423) |
| Balance December 31, 2005 | 12,015,841 | 6,452,941 |

| Warrants | Number of Warrants | Amount $ |
|---|---|---|
| Balance beginning of year | 797,636 | - |
| Broker's warrants on debt issue | 118,200 | 44,914 |
| Warrants issued pursuant to private placement | 1,538,462 | 308,458 |
| Broker warrants on debt conversion | 166,000 | - |
| Warrants cancelled or expired | (797,636) | - |
| Balance December 31, 2005 | 1,822,662 | 353,372 |
| Balance in Capital stock, December 31, 2005 | | 6,806,313 |

i) At the Annual General and Special Meeting on May 17, 2005 shareholders approved the following two special resolutions that effected the Company's Share Capital:

1.) Share Consolidation: to amend the Articles of the Company to consolidate the Common Shares on a thirty to one basis.

2.) Reduction of Stated Capital: the Company's stated capital attributable to its Common Shares be reduced by the accumulated deficit as at December 31, 2004 of $38,064,016.

(ii) Pursuant to a private placement closing on August 29, 2005 the Company issued 4,560,002 common shares to convert the $1,450,000 and $1,970,000 10% secured debentures to equity. (see note 6) In addition, the Company paid an agent a solicitation commission of 2.5% of the principal amount of the debentures and issued broker's warrants, exercisable for a period of 12 months to purchase 166,000 common shares at $0.75 per share. The fair value of the broker's warrants is zero using the Black-Scholes option-pricing model with the following assumptions as outlined in paragraph (iii) below.

(iii) The Company completed a private placement financing in September 2005, raising gross proceeds of $2,000,000. The private placement financing consisted of the issuance of 3,076,923 units at $0.65 per unit. Each unit consisted of one common share and one half of one non-transferable warrant, entitling the holder to purchase an additional common share for a period of 24 months at a price of $0.75 per share for the first 6 months and $0.90 for the last 18 months. In addition, the agents received a fee equal to 9% of the gross proceeds as well as an agent's option exercisable for a period of 12 months to purchase 276,923 Units of the Company at a price of $0.65 per Unit.

The fair value of the warrants and the agent's option and related warrants is $308,458 and $101,077 respectively using the same Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Volatility factor of expected market price | 95.72% – 112.06% |
| Risk-free interest rate | 2.74% - 2.93% |
| Weighted average expected life in years | .5 – 1.0 |
| Expected dividend yield | 0.00% - 0.00% |

(iv) Pursuant to an amended and restated senior secured debenture between the Company and Aquilon Capital Corp. effective March 1, 2005 in the principal amount of $1,048,641; on October 31, 2005 the Company issued 1,398,152 common shares to convert to equity the principal amount of the debenture and issued an additional 42,322 common shares on account of interest.

**c) Contributed surplus**

| | $ |
|---|---|
| Balance – December 31, 2004 | 782,402 |
| Stock-based compensation – 2005 | 105,287 |
| Agents options on Share issue | 101,077 |
| | 988,766 |

**d) Stock options**

Under the company's Stock Option Plan, the company may grant options to purchase up to 233,334 common shares of its capital stock. As at December 31, 2005 there were 191,297 stock options outstanding under the Company's Stock Option Plan. During the year ending December 31, 2005, the Company granted 152,625 stock options under the Plan and cancelled 90,674 stock options. The Company granted an additional 56,975 stock options outside of the Plan under the 2% rule set forth by the Toronto Stock Exchange relating to newly appointed management.

Stock option transactions for the respective periods are summarized as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Number of Options** | **Weighted average exercise price $** | **Number of Options** | **Weighted average exercise price $** |
| Outstanding, beginning of year | 129,346 | 12.60 | 147,902 | 16.50 |
| Granted | 209,600 | 1.02 | 40,667 | 6.00 |
| Cancelled | (90,674) | 10.64 | (59,222) | 17.70 |
| Outstanding, end of year | 248,272 | 3.54 | 129,346 | 12.60 |
| Exercisable at December 31 | 194,066 | 3.88 | 90,139 | 14.70 |

The weighted average grant-date fair value of options granted during the year ended December 31, 2005 is $0.56.

The following table summarizes information about options outstanding at December 31, 2005

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| **Exercise prices $** | **Number of options** | **Average remaining life in years** | **Weighted average Exercise Price $** | **Number of options** | **Weighted average Exercise Price $** |
| 0.75 to 1.31 | 209,600 | 3.58 | 1.02 | 161,150 | 0.85 |
| 5.40 to 46.50 | 38,672 | 2.00 | 17.19 | 32,916 | 18.71 |
| 0.75 to 46.50 | 248,272 | 3.33 | 3.54 | 194,066 | 3.88 |

**Options Granted to Employees and Directors**

The fair value for options granted to employees and directors was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Volatility factor of expected market price | 0.86 to 1.02 |
| Risk-free interest rate | 3.11% to 3.87% |
| Weighted average expected life in years | 2.46 |
| Expected dividend yield | - |

For the year ended December 31, 2005 the Company recognized a compensation cost of $73,326 (2004 – $45,535) which was allocated 40% to expenses and 60% to property, plant and equipment.

**Options Granted to Non-employees**

Options granted to non-employees are valued at the end of each quarter using the same Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Volatility factor of expected market price | .86 |
| Risk-free interest rate | 3.08% |
| Weighted average expected life in years | 2.00 |
| Expected dividend yield | - |

For the year ended December 31, 2005 the Company recognized a compensation cost of $31,961 (2004 - $11,277) which was allocated 40% to expenses and 60% to property, plant and equipment.

e) **Share purchase warrants**

At December 31, 2005, the following share purchase warrants are outstanding:

| Number of warrants Outstanding | | Exercise Price $ | Expiry date |
|---|---|---|---|
| 118,200 | | 1.50 | April 30, 2006 |
| 166,000 | | 0.75 | July 31, 2006 |
| 1,538,462 | 6 months at | 0.75 | March 16, 2006 |
| | 18 months at | 0.90 | September 16, 2007 |

As at December 31, 2005 the company's share price was $0.37 and all of the outstanding warrants were exercisable.

f) **Diluted average common shares outstanding**

The weighted average number of shares outstanding for the basic per share calculations for the year ended December 31, 2005 was 5,552,644. The in-the money warrants and options are assumed exercised and the proceeds used to repurchase shares at the period end date of December 31, 2005.The average market price for common shares since the first warrants and options were granted on July 31, 2005 to December 31, 2005 was $0.98.

| | |
|---|---|
| Weighted Average Common Shares Outstanding - Basic | 5,552,644 |
| Effect of Warrants and Options | 1,708,870 |
| Weighted Average Common Shares Outstanding - Diluted | 7,261,514 |

Fully diluted loss per share is not disclosed as the effect is anti-dilutive.

## 8 Income Taxes

The income tax provision differs from the expected tax recovery calculated by applying the combined Canadian federal and provincial corporate tax rates to the loss before income taxes. These differences are accounted for as follows:

| | 2005<br>$ | 2004<br>$ |
|---|---|---|
| Loss before income taxes | (6,559,187) | (13,441,158) |
| Corporate tax rate | 33.62% | 40.60% |
| Calculated income tax recovery | (2,205,199) | (5,457,110) |
| Increase in taxes resulting from – | | |
| Future tax benefits not recognized | 2,205,199 | 5,457,110 |
| Provision for income taxes | - | - |

As of December 31, 2005, the company has unused Canadian tax pool balances and losses totalling approximately $12.7 million (2004 – $12.1 million) available for income tax purposes, of which approximately $4.8 million represented tax losses expiring over the years 2006 to 2012. In addition, the company's US subsidiary had unused US tax deductions, including losses, totalling approximately US $25.0 million, of which approximately US $17.0 million represented tax losses expiring from time to time to 2025 (2004 – total US $22.3 million).

As at December 31, 2005, the benefit of the above losses and unused tax pools are not reflected in the financial statements as there is significant doubt that these benefits will be realized.

## 9 Related Party Transactions

The Company assigned the net revenues of its producing oil and gas wells to Aquilon Capital Corp. in settlement of $971,575 of debt and converted to equity the remaining debt of $1,048,615 and accrued interest of $39,631 owed to Aquilon Capital Corp. by issuing 1,440,474 common shares. A director of the Company is one of the principals and President of the Aquilon Capital Corp., which is an independent investment firm that specializes in portfolio management. Also, Aquilon Capital Corp. manages accounts represented by 70,325 Common Shares of the Company.

## 10 Commitments and Contingencies

a) Lease commitments for base rental payments for offices that expire through 2008 are as follows:

| | $ |
|---|---|
| 2006 | 39,000 |
| 2007 | 39,000 |
| 2008 | 32,000 |

b) The Company has annual rental payments to maintain its exploration rights on the Blackfeet tribal mineral acres of $300,000 US until 2008 and a commitment to drill 2 wells each year through to April 18, 2008.

c) The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

## 11 Segmented information

In 2005 and 2004, the Company's business was conducted in Canada and the United States.

| | Canada<br>$ | United States<br>$ | Total<br>$ |
|---|---|---|---|
| December 31, 2005 | | | |
| Revenue by geographic segment | - | - | - |
| Segment loss for the year | 1,459,235 | 5,099,952 | 6,559,187 |
| Identifiable assets | 420,816 | 2,426,125 | 2,846,941 |
| December 31, 2004 | | | |
| Revenue by geographic segment | 1,635 | - | 1,635 |
| Segment loss for the year | 1,635,589 | 11,805,569 | 13,441,158 |
| Identifiable assets | 635,623 | 5,116,655 | 5,752,278 |

Revenues of the Company's US subsidiary have been capitalized.

## 12 Supplemental Cash Flow information

| **Cash flow information** | **2005**<br>$ | **2004**<br>$ |
|---|---|---|
| Interest paid | - | 251,440 |
| **Non cash financing activities** | | |
| Disposition of oil and gas properties | 971,575 | - |
| Shares issued to convert debt and extend term | 4,420,000 | 3,671,200 |
| Shares issued to repay shareholders loan | - | 833,778 |
| Shares issued to pay interest on debt | 228,230 | 55,141 |
| Equity portion of 10%debenture | - | 80,000 |
| Decrease in long term debt | (4,420,000) | (3,210,000) |
| Increase in deferred charges | - | (541,200) |
| Decrease in shareholders loan | - | (833,778) |
| Settlement of portion of 10% secured debenture | (971,575) | - |

## 13 Subsequent Event

On March 3, 2006, the Company entered into an amalgamation agreement with Guardian Exploration Inc.("Guardian"), a private oil and gas exploration and development company with current production of approximately 200Boe/d and approximately 9,300 gross (3,000 net) acres of undeveloped lands. Pursuant to the agreement the shareholders of Resilient will receive approximately 9.5% (on the basis of 1 Resilient share for 0.159 Amalco shares) of the outstanding shares in Amalco. However, Guardian is undertaking to raise approximately $9.3 million net by way of a private placement. If this is fully subscribed prior to the amalgamation, the Resilient shareholders' interest will be reduced to approximately 8.2% of Amalco (on the basis of 1 Resilient share for 0.136 Amalco shares).

# Exhibit 2.3 – Management's discussion and analysis of Resilient for the year ended December 31, 2005.

# Resilient Resources Ltd.

2005 Management's Discussion & Analysis

## MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the historical financial and operating results of Resilient Resources Ltd. (formerly K2 Energy Corp.) (the "Company" or "Resilient") and should be read in conjunction with the audited comparative consolidated financial statements of the Company for the year ended December 31, 2005, together with the notes thereto all of which has been prepared in accordance with Canadian generally accepted accounting principles.

The date of this Management's Discussion and Analysis is March 20, 2006.

Additional Information relating to the Corporation, and the latest Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com.

## FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking statements and assumptions respecting the Company's strategies, future operations, expected financial results, financing sources, commodity prices, costs of production and quantum of oil and natural gas reserves and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

## OVERALL PERFORMANCE



The following significant corporate changes were undertaken during 2005:

1. Elimination of all corporate debt providing a much improved balance sheet.
2. A major capital restructuring to reduce the issued capital to approximately 12,000,000 common shares
3. By agreement with the Blackfeet Tribe we reduced our holdings and commitments to 100,000 acres located on the eastern perimeter of the Reservation and reduced the number of commitment wells from five to two per year.
4. The Company entered into a $2,000,000 underwriting agreement with Wolverton Securities Ltd. whereby 3,076,923 units were issued at a price of $0.65 per unit providing a net of $1,763,000 to the Company. Each unit consisted of one common share and one half of one non-transferable warrant.

The funds provided from the underwriting were expended on the further evaluation of the Tribal holdings and the drilling of two exploratory wells. The two exploratory wells were located after a detailed assessment of all well and seismic information available and offered opportunities in a minimum of four prospective oil and gas zones.

The initial well Moulton #3 was commenced on September 1, 2005 and required 28 days to reach total depth of 4,100 ft. Following a detailed logging program production casing was set to total depth and those zones appearing on logs to have potential were evaluated. The most promising was in the Sun River dolomite at 3900 ft, the well provided oil and gas shows, however formation water was present in large volumes and the zone was considered uneconomical. The second well, Moulton #4 was commenced on September 30, 2005. This well was drilled to a total depth of 4,000 ft and following the logging program casing was set to further evaluate the Sun River dolomite. After detailed testing, the zone proved to be uneconomic due to high formation water volumes.

The Company anticipated other zones could have potential but with the exception of the Bell Fourche sand at 2400 ft the remaining zones appeared tight or were not developed. Although the Bell Fourche was not perforated it could be evaluated at some future date.

On March 3, 2006, the Company entered into an amalgamation agreement with Guardian Exploration Inc., a private oil and gas exploration and development company with current production of approximately 200Boe/d and approximately 9,300 gross (3,000 net) acres of undeveloped lands. Pursuant to the agreement the shareholders of Resilient will receive approximately 9.5% (on the basis of 1 Resilient share for 0.159 Amalco shares) of the outstanding shares in Amalco. However, Guardian is undertaking to raise approximately $9.3 net million by way of a private placement. If this is fully subscribed prior to the amalgamation, the Resilient shareholders' interest will be reduced to approximately 8.2% of Amalco (on the basis of 1 Resilient share for 0.136 Amalco shares).

## RESULTS OF OPERATIONS

The Company continues to focus its activity entirely on the 100,000 acres of Eastern Tribal lands on the Blackfeet Reservation in northern Montana. For the year ended December 31, 2005 the Company incurred expenditures of approximately $3.6 million of which $1.3 million represented general and administrative and operating expenses of the Calgary office and the Montana operations. The remaining $2.3 million was invested in direct costs for a lease payment to the Blackfeet Tribe and drilling costs for the Moulton #3 and #4 wells. The total expenditures were financed by a debenture offering of $1.970 million (net $1.793 million) in April 2005 and a share offering of $2.0 million (net $1.763 million) in September 2005. Commercial production has not commenced and costs of $3,058,008, which includes operating and overhead costs of $555,559, have been capitalized compared with costs of $2,834,245, including operating and overhead costs of $484,503, capitalized in 2004.

The Company recorded a consolidated loss of $6,559,187 for the 2005 year compared with a loss of $13,442,158 for the 2004 year. Management reviewed the carrying value of its unproven oil and gas properties of $6,586,472 as at December 31, 2005 and believes the value has been impaired and wrote down the carrying value by $5,086,472 (2004 - $11,802,729) to $1,500,000.

Interest expense on the Company's outstanding debentures totalled $212,000 for the 2005 year compared with $324,000 for 2004.

Effective March 1, 2005 the net revenues from the Company's producing oil wells was assigned to Aquilon Capital Corp. as compensation for the settlement of $971,575 of debt due to Aquilon Capital Corp. For the 10 month period of March 1 to December 31, 2005 the Company paid net revenues totalling $205,312 to Aquilon Capital Corp.

## MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

The financial results of the Company have been and will continue to be significantly affected by a number of property transactions, corporate financings and capital and debt restructurings that were completed during 2005. These transactions are summarized below:

a) On February 7, 2005 the Company signed a Release and Settlement Agreement with a drilling service company and in settlement issued a promissory note for $205,000 US due and payable by December 31, 2005 and bearing interest at a rate of 5% per annum. In September 2005, the Company paid the $205,000 owing on the promissory note.

b) Under the terms of the "Third Amended Oil and Gas Exploration Agreement" signed by the Blackfeet Tribe in March, 2005 the Company's outstanding obligations and future exploration rights relating to the Western lands have been terminated. The company continues to retain its exploration rights and commitments relating to the Eastern Lands. However, the Company's pending drilling obligation of 2 wells on the Eastern Lands was extended to September 1, 2005. This extension from April to September applies as well to the drilling commitments in the following 2 years, but does not apply to 2008. The commitment of an annual rental fee of $300,000 US remains unchanged. Accordingly, the Company paid the Blackfeet Tribe on April 18, 2005 a total amount of $550,000 US, which was comprised of the annual rental fee of $300,000 US for the Eastern Lands, and an additional $250,000 US relating to the termination of the Company's commitments for the Western lands and the extension of the drilling obligation on the Eastern Lands. In September 2005, the Company drilled two exploration wells on its Eastern Lands.

c) Pursuant to the terms of an agreement with Aquilon Capital Corp. (formerly the MMI Group Inc.) the terms of repayment of the 10% secured debenture in the amount of $1,971,575 were revised. Effective March 1, 2005 Aquilon agreed to settlement of $971,575 of the debenture in return for an assignment of the net revenues for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout field. In settlement of the remaining portion of the debenture of $1,000,000 and accrued interest of $48,615, Aquilon took a senior secured convertible debenture, bearing an interest rate of 10% per annum, interest payable quarterly in cash or common shares, maturing on May 1, 2006 and convertible at the option of the Company or the holder into common shares of the Company at any time prior to maturity at $0.75 per share. On October 31, 2005, the Company issued 1,398,152 common shares to convert to equity the Aquilon's $1,048,615 10% convertible secured debenture and an additional 42,322 common shares on account of accrued interest. With the Aquilon debt converted to equity, the Company has no debt other than accounts payable.

d) In April 2005, the Company raised $1,970,000 (net $1,793,000 after agent's commission) through the issue of 1,970 debentures at a price of $1,000 each. The debentures were to mature on April 30, 2006 and bore an interest rate of 10% per annum, payable quarterly in cash or common shares. Each $1,000 debenture was convertible into 667 common shares and included 667 bonus warrants exercisable into common shares at a price of $1.50 per share until April 30, 2006. In aggregate, the total issue of 1,970 debentures was convertible into 1,313,334 common shares and resulted in the issue of 1,313,334 bonus warrants. In addition the selling agent was paid a commission of $177,300 and has been issued 118,200 warrants exercisable into common shares at a price of $1.50 per share until April 30, 2006. The proceeds from the debenture financing were used to fund land payments and working capital. On August 29, 2005 the Company issued 4,560,002 common shares to convert the $1,450,000 and $1,970,000 10% secured debentures to equity. In addition, the Company paid an agent a solicitation commission of 2.5% of the principal amount of the debentures and issued broker's warrants, exercisable for a period of 12 months to purchase 166,000 common shares at $0.75 per share. As part of the conversion agreement the debenture holders cancelled their rights under related warrants originally issued with the debentures.

e) At the Annual General and Special meeting on May 17, 2005 shareholders approved the following two special resolutions that effected the Company's Share Capital:
   1.) Share Consolidation: to amend the Articles of the Company to consolidate the Common shares on a thirty to one basis. At June 30, 2005 the company had 2,851,571 shares outstanding and at December 31, 2005 12,015,841 shares outstanding.
   2.) Reduction of Stated Capital: the Company's stated capital attributable to its Common Shares be reduced by the accumulated deficit as at December 31, 2004 of $38,064,016. At June 30, 2005 the Company's Capital Stock account had a balance of $535,293 and at December 31, 2005 a balance of $6,806,313.

f) In September 2005,the Company completed a private placement financing, raising gross proceeds of $2,000,000 (net- $1,762,929). The private placement financing consisted of the issuance of 3,076,923 units at $0.65 per unit. Each unit consisted of one common share and one half of one non-transferable warrant, entitling the holder to purchase an additional common share for a period of 24 months at a price of $0.75 per share for the first 6 months and $0.90 for the last 18 months. The agents received a fee equal to 9% of the gross proceeds as well as an agent's option exercisable for a period of 12 months to purchase an additional 276,923 Units of the Company at a price of $0.65 per Unit.

g) On March 3, 2006, the Company entered into an amalgamation agreement with Guardian Exploration Inc. ("Guardian"), a private oil and gas exploration and development company with current production of approximately 200Boe/d and approximately 9,300 gross (3,000 net) acres of undeveloped lands. Pursuant to the agreement the shareholders of Resilient will receive approximately 9.5% (on the basis of 1 Resilient share for 0.159 Amalco shares) of the outstanding shares in Amalco. However, Guardian is undertaking to raise approximately $9.3 million net by way of a private placement. If this is fully subscribed prior to the amalgamation, the Resilient shareholders' will be reduced to approximately 8.2% of Amalco (on the basis of 1 Resilient share for 0.136 Amalco shares).

## LIQUIDITY – GOING CONCERN

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its properties and ultimately achieve commercial production.

The Company is subject to certain fluctuations and trends, such as market conditions, interest rate levels, commodity prices, and industry conditions which could affect its ability to raise the necessary capital to remain as a going concern. The current commodity price environment has resulted in buoyant market conditions for oil and gas focused companies, however, a significant decrease in commodity prices could have a negative effect. In addition, the Company remains focused on exploration of oil and gas prospects and the results of drilling these prospects could materially affect the Company's ability to raise additional capital.

The Company's working capital requirements remain significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Company plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties. If the Company is unable to meet its contractual obligations under the K2/Blackfeet Exploration Agreement, the Agreement could be subject to cancellation, and the Company would lose its major asset.

During 2005, the Company's liquidity position was affected by debt restructuring, debt financings, conversions, and common shares issues which are outlined in detail under the heading "Major Transactions Affecting Financial Results".

As at December 31, 2005 the Company has a working capital deficiency of $341,007, the Company's ability to continue as a going concern is dependent on it raising sufficient capital, to fund its working capital deficiency, to pay ongoing overhead expenses and pay its annual lease payments and annual drilling costs for the 2 well drilling commitment on the Eastern Lands or find a suitable joint venture partner willing to drill the wells in return for an interest in the acreage.

To maintain its exploration rights on the Eastern tribal acreage for the next year the Company must pay a lease rental of $300,000 US by April 18, 2006 and must spud two wells on the lands by September 1, 2006. Failure to meet its commitment could result in loss of the Eastern Lands, which represents the most significant portion of the Company's entire asset base.

The Company continues to incur substantial costs associated with its exploration and development activity on the Blackfeet Indian Reservation along with ongoing working capital requirements. The Company continues to seek equity or debt financing and/or joint venture partnerships to remain as a going concern. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

## CASH FLOW FROM OPERATIONS

The Company currently is in the pre-production stage of exploration and development and thus all costs associated with the exploration and development of its properties are capitalized.

## OUTSTANDING SHARE DATA

The common shares of Resilient Resources Ltd. trade on the Toronto Stock Exchange under the symbol "RRL". The following table summarizes the common shares issued during 2005, 2004, and 2003, which are the only class of share outstanding.

| | *Common Shares* |
|---|---|
| *Balance at December 31, 2003* | *62,438,002* |
| *Exercise of Options* | *-* |
| *Rights offering* | *7,491,618* |
| *Private placement – debt conversion* | *11,487,520* |
| *Private placement – debt extension* | *2,220,000* |
| *Interest on 10% Conv Sec Debenture* | *703,985* |
| *Balance at December 31, 2004* | *84,341,125* |
| *Interest on 10% Conv Sec Debenture* | *712,152* |
| *Balance at May 17, 2005 (pre consolidation)* | *85,053,277* |
| *Share Consolidation (30 shares to 1 share)* | *(82,218,109)* |
| *Balance at May 18, 2005 (post consolidation)* | *2,835,168* |
| *Interest on 10% Conv Sec Debentures* | *210,415* |
| *Debt conversion* | *5,983,335* |
| *Share issue* | *3,076,923* |
| *Balance at December 31, 2005* | *12,015,841* |

## CAPITAL EXPENDITURES AND CAPITAL RESOURCES

The Company continues to incur substantial capital expenditures as required to meet its obligations under the K2/Blackfeet Indian Mineral Development Agreement (see "Commitments and Contingencies").

Costs incurred by the Company in respect of land acquisition and retention, exploration and development activities, including the capitalization of exploration overhead and disposition of properties for each of the last two years are summarized as follows:

| **For the year ended December 31st** | **2005** | **2004** |
|---|---|---|
| | **$** | **$** |
| Land acquisition and retention | 728,862 | 1,283,595 |
| Exploration and development, including exploration overhead and pre-production operating expenses | 2,329,147 | 1,341,157 |
| Additions (Disposition) of oil and gas properties | (971,575) | 600 |
| | 2,086,434 | 2,625,352 |

The Company's oil and gas operations are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined.

In 2005 the Company's carrying value of its oil and gas properties was reduced by $971,575 which relates to the assignment of the Company's net revenues from its producing oil and gas wells to Aquilon Capital Corp. Also, during 2005 the Company spent $3,058,000 on exploration costs. These costs were written off in the year as no commercial quantities of hydrocarbons were found. In addition, at year end 2005, the

Company wrote down the carrying value of its unproven oil and gas properties by an additional $2,028,464 to reflect management's estimate of fair value. 000276

## SELECTED QUARTERLY INFORMATION

| | *Year Ended December 31, 2005* | | | | *Year Ended December 31, 2004* | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | **Q4** | **Q3** | **Q2** | **Q1** |
| Interest Income | - | - | - | - | - | - | - | 1,635 |
| Expenses | | | | | | | | |
| General and administrative | 151,439 | 204,514 | 165,196 | 140,379 | 140,895 | 112,182 | 125,752 | 123,700 |
| Debenture interest | 8,905 | 18,617 | 105,972 | 78,383 | 85,658 | 69,161 | 46,651 | 122,044 |
| Deemed interest expense | - | - | - | - | - | - | 184,808 | - |
| Depreciation and amortization | 1,545 | 171,985 | 180,258 | 177,088 | 177,220 | 151,216 | 259,775 | 38,162 |
| Write-Down of oil & gas properties | 5,086,472 | - | - | - | 11,802,729 | - | - | - |
| Net loss per common share | (0.46) | (0.11) | (0.16) | (0.34) | (4.79) | (0.12) | (0.25) | (0.14) |

## CONTRACTUAL COMMITMENTS

| Contractual Obligations | Payments Due by Period – June 30, 2005 | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 – 3 Years | 4 – 5 years | After 5 years |
| Operating Leases | 110,339 | 38,943 | 71,395 | | |
| Purchase Obligations | | | | | |
| Other Long Term Obligations (1) (2) | 1,056,501 | 352,167 | 704,334 | | |
| Total Contractual Obligations | 1,166,840 | 391,110 | 775,730 | | |

(1) Under the terms of the first Amended Agreement to an exploration agreement originally signed with the Blackfeet Tribe in 1997, the Company is committed to pay to the Tribe an annual lease rental payment of $300,000 US on April 18, 2006, 2007 & 2008 to maintain the Eastern lands.

(2) All future commitments in US dollars have been calculated at the average exchange rate for the forth quarter of 2005 of 1.17389.

(3) The above data does not include cost associated with the Company's drill obligations with the Blackfeet Tribe. Please see "Commitments and Contingencies" of this document for further discussion as to these drilling obligations and their estimated associated costs.

## Commitments and Contingencies

a) Exploration Commitments

The Company holds its exploration rights on the Reservation under the terms of an exploration agreement originally signed with the Blackfeet Tribe in 1997 (the "Original Agreement") and subsequently three Amending Agreements have been made as follows:

1) First Amended Agreement, January 2003 – assigns the Company exploration rights in the 100,000 acres of Eastern Tribal lands.
2) Second Amended Agreement, June 2004 – deals with clarification of certain terms and commits the Company to pay an annual rental payment of

$450,000 on April 18, 2004, 2005 and 2006. These payments relate to the 150,000 acres of Western Tribal lands. 000277

3) Third Amended Agreement, March 2005 – deals with the Company surrendering the 150,000 acres of Western Tribal lands.

Under the terms of the First Amended Agreement, the Company paid a $1,000,000 US land bonus to the Blackfeet on April 23, 2003, in consideration for the exploration rights to an additional 100,000 tribal mineral acres (Eastern Lands) to be earned through the drilling of 10 wells, two per year over a five-year period between April 18th, 2003 through April 18th, 2008 ("Exploration Phase").

The outstanding Drilling Commitment as at December 31, 2005 requires the drilling of six wells, two wells per year for the last three years of the "Exploration Phase", both wells to be drilled on the Company's Eastern Land Block.

The Company has adopted a corporate strategy of seeking out and identifying joint venture partners to share in or absorb the capital cost of the above drilling commitments. If no joint venture partners can be identified for these drilling commitments, the Company will be obligated to incur such costs and such costs could be substantial. The Company's costs for its 2005 drilling program ranged between $800,000 to $850,000 US for wells ranging between 4,000 and 4,500 feet.

Under the terms of the First Amended K2/Blackfeet Agreement, the Company is also obligated to pay a $3.00 US per acre annual rental commencing in years two through five of Exploration Phase for the additional 100,000 tribal mineral acres under the Amended Agreement.

Under the terms of the "Third Amended Oil and Gas Exploration Agreement" signed by the Blackfeet Tribe on March, 2005 the Company's outstanding obligations and future exploration rights relating to the Western lands have been terminated. The company continues to retain its exploration rights and commitments relating to the Eastern Lands. However, the Company's pending drilling obligation of 2 wells on the Eastern Lands required the commencement of drilling operations by September 1, 2005. This extension from April to September 1 applies as well to the drilling commitments in the following 2 years, but does not apply to 2008. The Company drilled two exploration wells in September 2005. The commitment of an annual rental fee of $300,000 US remains unchanged. Accordingly, the Company was obligated to pay to the Blackfeet Tribe by April 18, 2005 a total amount of $550,000 US, which comprises the annual rental fee of $300,000 US for the Eastern Lands, and an additional $250,000 US relating to the termination of the Company's commitments for the Western lands and the extension of the drilling obligation on the Eastern Lands. The Company made the required $550,000 US payment on April 18, 2005.

Following the completion of the drilling obligations and the expiration of the respective "Exploration Phase" of the agreement in 2008, the Company will become obligated to pay an annual rental of $2.00 US per acre commencing on the first anniversary date of the expiration of the respective "Exploration Phase" for any of the exploration acreage covered under the Original or Amended Agreement that has been converted to 5-year oil and gas leasehold interests by the Company, except for those leases that are held by oil and gas production from the property.

In the event that the Company fails to comply with its obligations as outlined above, particularly its drilling obligations, it could be required within five days of receipt of written notification from the Blackfeet Tribe of the Company's failure to comply, to surrender and relinquish all of the subject lands outside of the spacing units established for any producing or capable of producing wells that have been drilled and completed prior to the failure of the Company to timely comply with the well obligations. This potential requirement under the agreement for surrender of acreage currently would account for the majority of the Company's existing assets. The Company may, however, make requests for extensions to its drilling commitments provided that said extensions shall not exceed one year and the request is not unreasonable. The Blackfeet Tribe may not unreasonably withhold its consent to the Company's requests for extensions provided that requests are not made based on economic or financial need or necessity.

In the event of certain commercial gas discoveries, the Company and/or its joint venture partner(s) may be required to incur considerable costs associated with the construction of pipelines and related gathering and production facilities. The Company's calculated maximum distance to an existing gas sales line is 22 miles in the Eastern Land Block.

The above referenced capital requirements are significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Company plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

## GOVERNANCE

In October 2005, Mr. Michael C. Erickson resigned as Vice President, COO and Corporate Secretary of the Company due to other business commitments and opportunities. Mr. Erickson has agreed to remain available as an advisor to the Company in regards to a variety of Corporate and Operational activities. The Board of Directors wish to thank Mr. Erickson for his many valuable contributions over the years.

## DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2005.

## OUTLOOK

As previously outlined, the Company has entered into an amalgamation agreement with Guardian Exploration Inc. giving the shareholders of Resilient approximately a 9% ownership in the amalgamated company which has interests and prospects in a number of oil and gas properties in northeast British Columbia and Alberta. The amalgamated company will retain Resilient's listing on the Toronto Stock Exchange. The amalgamation will provide continued liquidity for shareholders and allow them to participate in the future growth of the oil and gas business in Western Canada and Montana.

## OTHER BUSINESS RISKS AND UNCERTAINTIES

This document contains statements about expected future events and/or financial results that are forward looking in nature and subject to substantial risks and uncertainties. The Company cautions the readers that actual performance will be affected by a number of factors, many of which are beyond its control, as many may respond to changes in economic and political circumstances around the world. These external factors beyond the Company's control may affect the marketability of oil and natural gas produced, industry conditions including changes in laws and regulations, changes income tax regulations, increased competition, fluctuations in commodity prices, interest rates, and variations in the Canadian/United States dollar exchange rate.

In addition, the Company is exposed to several risks inherent to the oil and gas exploration and production industry including, but not limited to:

- Finding and developing oil and natural gas reserves at economic costs;
- Production of oil and natural gas in commercial quantities; and
- Marketability of oil and natural gas produced.

The Company strives to mitigate these risks by effective and proactive management, employing qualified experienced staff and consultants in all areas of its operation, with careful regard for environmental and safety concerns.

The Company will need to raise additional capital and/or complete joint venture arrangements with third parties in order to fund the further development of its natural gas properties and ultimately achieve sufficient commercial oil and gas production to continue as a going concern. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

Reference is hereby made to the Company's Annual Information Form filed on www.sedar.com for further Business Risks and Uncertainties.

Submitted on behalf of the Board of Directors

*"Signed by"*
D. M. (Bud McDonald)
Director; President & Chief Executive Officer

**Exhibit 2.4 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2004, together with the auditor report thereon;**

# K2 Energy Corp.

000282

K2 ENERGY CORP.

2004 Management's Discussion & Analysis

The following discussion and analysis is management's assessment of the historical financial and operating results of K2 Energy Corp. (the "Company" or "K2") and should be read in conjunction with the audited comparative consolidated financial statements of the Company for the year ended December 31, 2004, together with the notes thereto all of which has been prepared in accordance with Canadian generally accepted accounting principles

The date of this Management's Discussion and Analysis is March 31, 2005.

Additional Information relating to the Company and the latest Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com.

## FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking statements and assumptions respecting the Company's strategies, future operations, expected financial results, financing sources, commodity prices, costs of production and quantum of oil and natural gas reserves and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

## OVERALL PERFORMANCE

K2 Energy Corp. continues to pursue oil and gas exploration opportunities on the Blackfeet Indian Reservation in northern Montana. During the year, exploration prospects were re-evaluated utilizing existing geological and geophysical data such as seismic and well data to focus the Company's drilling activity towards prospects containing strong technical evidence to support the capital investment. This re-evaluation of properties was substantially completed by the end of the fourth quarter, and focus has been directed toward Corporate re-organization and restructuring to allow access to a wider base of capital to properly explore and develop the oil and gas exploration prospects.

Throughout the fourth quarter of 2004 and into the first quarter of 2005, senior management and the Board of Directors have worked toward the following:

1. Restructuring the outstanding $1.971 million debenture due and payable on May 31, 2005.
2. Restructuring the Company's oil and gas exploration agreement with the Blackfeet Tribe to reduce the on-going commitments
3. Position the Company to proceed through a capital restructuring to reduce the number of outstanding common shares.
4. Prepare for a re-structured financing to recapitalize the Company to proceed with the proper evaluation of the oil and gas prospects within its land holdings.
5. Seek to transition to new management to move forward with building shareholder value.

It has been a difficult period for the shareholders, debt holders, management and the Board of K2 Energy Corp. Prior to the change in management in December 2002 and a second change in July 2003, significant capital had been expended on pursuing prospects which did not develop into successful commercial oil and gas production. Since these changes in Management, the amount of capital available to the organization has been minimal and substantially less than that which is required to properly evaluate oil and gas opportunities and build a successful organization. Since the changes in management in the summer of 2003, the Company has had access to and expended capital on drilling a total of 3 shallow gas wells. Apart from the Zargon Joint Venture, significant contacts had been made, however, it proved to be extremely difficult for the management and advisors of K2 to attract additional industry partners as long as the Company was suffering from under-capitalization. New prospects have been developed by the Company targeting Moulton (Glauconite Channel Sands), Madison (Mississippian), Kootenai, Cut Bank, and Second White Specks shallow gas for which adequate capital has not been available to pursue exploration activities.

It is the goal of senior management, advisors, and the Board of Directors to properly position K2 Energy Corp. to move forward and pursue these newly developed prospects in a more focused, cost effective manner. To this end, the Company re-negotiated its agreement with the Blackfeet Tribe to narrow the exploration focus to an area that it can better afford to pursue. The agreement provides for the relinquishment of the "Western Land Block", along with the discharge of the annual lease rental payments of $450,000 US applicable on these lands, and the reduction of the Company's drilling commitments from 5 wells per year to 2 wells per year. Focus will now concentrate on the 100,000-

acre "Eastern Land Block" where properly defined, drill-ready prospects have been developed.

In March 2005, the Company re-negotiated its outstanding $1.971 million Debenture which was to become due and payable on May 31, 2005. The Board of Directors plan to seek shareholder approval at its Annual and Special Meeting of Shareholders in May for the consolidation of its share capital and a name change. The Board believe that this step is the only remaining avenue to allow for the re-capitalization needed for the continued pursuit of commercial oil and gas on the Company's land base.

The Board of Directors wish to extend our sincerest gratitude to the long and loyal shareholders of K2 Energy Corp. who have continued to support the Company in many different ways. Management, advisors and the members of the Board continue to work tirelessly toward achieving the exploration success on the Blackfeet Reservation that they, along with shareholders have looked forward to for many years.

**RESULTS OF OPERATIONS**

During the year the Company's oil and gas activities again focused entirely on the Blackfeet Reservation in northern Montana where operations continued in the pre-production stage with ongoing exploration and development work. Commercial production has not commenced and, accordingly, all costs incurred in the area totaling $2,834,245 for the twelve months ended December 31, 2004 have been capitalized compared with costs of $5,893,724 for the corresponding period in 2003. For the twelve months ended December 31, 2004 operating expenses (net of revenues) of $217,649 were capitalized compared with operating expenses (net of revenues) of $638,580 for the corresponding period in 2003.

The Company recorded a consolidated loss of $13,441,158 for the year ended December 31, 2004 compared with a loss of $1,272,646 for the corresponding period in 2003.

Overhead costs for the twelve months ended December 31, 2004 totaled $987,032, of which $484,503 related to exploration and development activities and have been capitalized. Overhead costs for the corresponding period in 2003 totaled $1,091,121 of which $537,628 were capitalized.

Interest expense on the Company's outstanding debentures totaled $323,514 for the twelve months of 2004 compared with $497,941 for the corresponding period in 2003. The Company also recorded a deemed interest charge of $184,808 for the twelve months of 2004 representing the accretion of the remaining values assigned to the share purchase warrants issued with the debentures in 2002. A deemed interest charge of $113,225 was incurred during 2003.

Production from the Company's daily natural gas sales in its Palmer Bow Island project was shut-in following the expiry of a lease rental agreement for compressors required for the production of these wells. Production from this area had averaged 66,000 cubic feet per day during the first quarter. The two compressors were deemed to be oversized for the Company's current production, and were therefore not renewed. Leasing of one or two new compressor(s) which are more appropriately sized for the Company's production capability will be needed in order to recommence production from these wells. The Company plans to actively pursue a joint venture partner to continue exploration and development activities on this project.



## MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

The financial results of the Company have been and will continue to be significantly affected by a number of corporate financing, joint venture and property transactions that were closed during 2004. These transactions are summarized below:

a) entered into a farm out joint venture with a U.S. subsidiary of Zargon Oil and Gas Ltd. ("Zargon") involving the Company's "Triangle Zone" interests on the Reservation.

   Under the terms of the agreement, Zargon was obligated to drill two wells on or before May 18, 2004 (as extended by the Company) with an option to drill an additional three wells on or before April 18, 2005. Zargon requested, and was granted a 60-day extension to September 30, 2004 for election of this option with an additional extension to October 31, 2004. In October, 2004 the Company was advised by Zargon, of their intent to surrender their option to drill the additional 3 wells. As a result of drilling the initial 2 commitment wells Zargon earns a 50% interest in 21 sections (13,440 acres) within the prospect. The initial two wells drilled in the Triangle Zone prospect area were targeting Virgelle sandstone formations at an approximate depth of 3900 feet and 5000 feet. These two wells have been completed as gas wells with minor gas shows.

b) commenced and has completed the drilling of one shallow gas well in the Palmer area, in which the Company's gathering system and pipeline exists in the immediate area. While no gas flow tests were conducted during drilling, the well has been shut-in with a pressure build-up to 110 psig. The well was flow-tested for a period of 1 hour resulting in a natural gas flow of 28 mcf/d at a flowing pressure of 65 psig. The well has been shut-in while the Company evaluates the economics associated with the leasing of compressors for the re-establishment of natural gas production in the Palmer Bow Island Area.

c) A second well was drilled and completed in the Palmer Bow Island area along with a third well having been drilled in the Company's Central Block area of the Reservation.

   The Company's well located within its Central Block (located immediately east of the Triangle Zone Prospect Area) was drilled to a total depth of 2134 feet utilizing a conventional mud drilling system to allow full petrophysical analysis of open hole logs. The well was cased to total depth based on log analysis which indicates certain zones of interest including hydrocarbon bearing zones at depths of 1460-1470 feet and 1700-1720 feet in depth that present potential for establishing hydrocarbon productive reservoirs. The Company conducted pressure and flow testing procedures on the well-bore resulting in a flow rate of 8 mcf/d during a 0.5-hour test at a flowing pressure of 10 psig. Porosities averaging 12% in the upper zone and 10% in the lower zone are considered less than generally optimal for good flow without stimulation and therefore, the well may require further fracture stimulation to complete a full evaluation. The well is located approximately 7.6 miles from the nearest natural gas sales pipeline and has been designated a shut-in gas well pending further exploration and/or development activities in the immediate area to evaluate the feasibility of pipeline construction. 000287

d) The additional Bow Island well drilled by the Company was drilled to a total depth of 2,749 feet. Upon penetration of the Bow Island 1A sand, natural gas flow testing was conducted for approximately 3 hours with flow rates observed at approximately 200 to 220 mcf/d. Additional follow-up flow testing indicates flow rates from this well ranging from 70 to 100 mcf/d. This well is located approximately 3 miles from the Palmer gathering system and may require additional drilling prior to tie-in. The well has been shut-in while the Company evaluates the economics associated with the leasing of compressors for the re-establishment of natural gas production in the Palmer Bow Island Area.

e) K2 made its $300,000 US annual land rental payment to the Blackfeet Tribe on April 15, 2004 as contemplated by the Amended K2/Blackfeet IMDA.

In April, 2004 the Company received an invoice of U.S. $450,000 from the United States Bureau of Indian Affairs ("BIA") relating to an annual land rental said by the BIA to be payable under the Company's original 1997 K2/Blackfeet Agreement. In May, 2004 the Company verbally agreed to pay an annual land rental payment of $3 US per acre ($450,000 US) in respect of the 150,000 tribal mineral acres contained within its Original 1997 agreement with the Blackfeet Tribe, if a mutually acceptable agreement between the Company and the Blackfeet Tribe was signed to deal with other issues between the parties in respect of the Company's obligations and rights under the mineral exploration and development agreement between the Company and the Blackfeet Tribe. In June 2004, an "Addendum" to the K2/Blackfeet IMDA was signed between the Company and the Blackfeet Tribal Business Council dealing with the clarification of certain terms and definitions. Subsequently, the Company tendered the disputed $450,000 US land payment. This payment will also be due and payable annually on April 18th, 2005 and 2006 following which the "Exploration Phase" on these lands will expire and the Company will be required to convert any "earned" acreage into a 5-year oil and gas lease. Additionally, the Company requested and was granted a further extension to August 18th, 2004 for the completion of the Company's obligation to drill and complete five wells, including the two wells undertaken by Zargon. This payment of $450,000 US is in addition to the $300,000 US payment which was made on April 15, 2004.

f) entered into conversion agreements with holders of $3,210,000 of its 9.5% debentures due on December 31, 2007. The conversion of the indebtedness to equity results in the issuance of 3,333 common shares per $1,000 of principal and 79 common shares per $1,000 of principal in lieu of accrued interest owing to March 31, 2004. In addition, for interest foregone, the debenture holders will receive warrants equal to 50% of the number of shares received from the conversion of principal and accrued interest owing under the debenture.

The total number of common shares and warrants issued in connection with these transactions was 10,952,520 and 5,476,260 respectively. An additional 535,000 common shares and 267,500 Warrants were issued as commission to the agent in respect of the transaction.

g) commenced a rights offering in late April, 2004, pursuant to which common shareholders were able to subscribe for up to an aggregate of 18,497,606 common shares, at a price of $0.22 per share. Each common shareholder of record at April 28, 2004 was issued one right for each common share held. A holder of rights was entitled to subscribe for one fully paid and non-assessable common share for each four rights held at a price of $0.22 per common share at or before the expiry time on May 20, 2004. Upon completion of the rights offering in May, a total of 7,491,618 common shares were subscribed for gross proceeds of $1,648,156. Proceeds from the rights offering were used to fund the Company's land payments to the Blackfeet Tribe along with exploration activity associated with its 2003-2004 drilling obligation and for general working capital. 000288

The Directors and Officers of the Company, who held an aggregate of 12,860,767 common shares, directly and indirectly, exercised all the rights they receive under the offering, resulting in the issuance to them of an aggregate of 3,789,994 common shares. Two of the Company's directors loaned an aggregate of $851,089 to the Company to provide the Company with working capital until the Rights offering closed. These loans were applied towards the exercise of 12,860,767 initial and 2,299,209 additional rights. The directors have applied $833,798 being the value of the 3,789,994 common shares issued to them under the rights offering, against the indebtedness of the company to them. Accordingly the net cash proceeds were reduced by this amount.

h) In early June, the Company entered into an extension agreement with MMI Group Inc., the holder of its 9.5% Debenture due May 31, 2004. This agreement provides for a 1-year extension to the note consisting of $1,925,469 principal amount plus accrued interest owing in the amount of $46,106 for a total revised principal amount of $1,971,574. The note will become due and payable on May 31st, 2005 and, under the terms of the agreement, the Company issued 1.6 million shares and 8 million warrants as consideration for extending the maturity date and for payment of costs. The term of these warrants match the 1-year amended term of the note and will expire on May 31st, 2005. The warrants will be exercisable at $0.25 per share for potential proceeds of $2,000,000 if exercised. In addition, the Company has the ability to repay the MMI Debenture at any time prior to maturity without penalty. The debenture note will bear cash interest at the rate of 10% per annum, payable quarterly.

i) In August 2004, the Company issued convertible secured debentures for gross proceeds of $1,450,000. The debentures mature on June 30, 2006 and bear interest at a rate of 10% per annum, payable quarterly in cash or common shares. The debentures are convertible into 8,906,250 common shares and the Company issued 8,906,250 bonus warrants to debenture holders. The warrants are exercisable into common shares at a price of $0.20 until December 31, 2005. The net proceeds from the debt financing after deducting agents fees and other issue costs, were used to pay amounts incurred from prior drilling obligations, and for general working capital.

j) On February 7, 2005 the Company signed a Release and Settlement Agreement with a drilling service company and in settlement issued a promissory note for $205,000 US due and payable by December 31, 2005 and bearing interest at a rate of 5% per annum. As at December 31, 2004, the Company has recorded the $205,000 owing in accounts payable and accrued liabilities.

k) Under the terms of the "Third Amended Oil and Gas Exploration Agreement" signed by the Blackfeet Tribe in March, 2005 the Company's outstanding obligations and future exploration rights relating to the Western lands have been terminated. The company continues to retain its exploration rights and commitments relating to the Eastern Lands. However, the Company's pending drilling obligation of 2 wells on the Eastern Lands has been extended to September 1, 2005 this extension from April to September applies as well to the drilling commitments in the following 2 years, but does not apply to 2008. The commitment of an annual rental fee of $300,000 US remains unchanged. Accordingly, the Company has an obligation to pay to the Blackfeet Tribe by April 18, 2005 a total amount of $550,000 US, which comprises the annual rental fee of $300,000 US for the Eastern Lands, and an additional $250,000 US relating to the termination of the Company's commitments for the Western lands and the extension of the drilling obligation on the Eastern Lands. 000289

l) Pursuant to the terms of an agreement with Aquilon Capital Corp. (formerly the MMI Group Inc.) dated March 12, 2005, the terms of repayment of the 10% secured debenture in the amount of $1,971,575 have been revised. Under the terms of the new agreement, Aquilon has agreed to settlement of a portion of the debenture ranging from a minimum of $800,000 to a maximum of $971,574 in return for an assignment of the net revenues for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout Field. The final amount of the debenture settled will be calculated at four times the annualized net revenues over a 90-day period commencing March 1, 2005. In settlement of the remaining portion of the debenture of $1,171,574 to $1,000,000, Aquilon will take a senior secured convertible debenture, bearing an interest rate of 10% per annum, interest payable quarterly in cash or common shares, maturing on the anniversary of the next Corporate financing and convertible into common shares of the Company on the same terms and price as stated in the next Corporate financing. This debenture is also redeemable by the Company, with payment in common shares of the Company, based on the same terms negotiated in a contemplated corporate financing subsequent to the April 2005 funding referenced above. The redemption privilege of the company at the time of the second Corporate financing is subject to raising a minimum of $750,000.

A full discussion of these matters is provided in notes 7 and 9 to the financial statements.

## LIQUIDITY – GOING CONCERN

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its properties and ultimately achieve commercial production.

The Company is subject to certain fluctuations and trends, such as market conditions, interest rate levels, commodity prices, and industry conditions which could affect its ability to raise the necessary capital to remain as a going concern. The current commodity price environment has resulted in buoyant market conditions for oil and gas focused companies, however, a significant decrease in commodity prices could have a negative effect. In addition, the Company remains focused on exploration of oil and gas prospects and the results of drilling these prospects could materially affect the Company's ability to raise additional capital.

The Company's working capital requirements remains significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Company plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties. If the Company is unable to meet its contractual obligations under the K2/Blackfeet Exploration Agreement, the Agreement could be subject to cancellation, and the Company would loss its major asset.

During 2004, the Company's liquidity position was affected by the following farm out agreement, debt conversion, debt restructuring and debt and equity financings, which are outlined in summary form below and can be referenced to a more detailed description under "Major Transactions Affecting Financial Results".

- At the beginning of 2004, the company entered into a farm out joint venture agreement with Zargon. Zargon at its own expense drilled 2 of the Company's 5 well commitment for 2004 under the Company's agreement with the Blackfeet Tribe.
- In April the Company's long-term debt of $3.210 million represented by a 9.5% debenture was converted to equity by the issue of 10,952,520 common shares and 5,476,260 warrants to debenture holders.
- At the end of April the Company raised $1.648 million through a rights offering which resulted in the issuance of 7,491,618 common shares.
- In June, the Company signed an extension agreement with Aquilon (formerly the MMI Group) which extended the due date of the $1.971 million 9.5% debenture from May 31, 2004 to May 31, 2005. The company issued 1,600,000 common shares and 8,000,000 warrants as consideration for extension of the maturity date of the debenture.
- In August, the Company raised $1.450 million by issuing a convertible secured debenture that bears interest at a rate of 10% per annum and matures on June 30, 2006. The Company issued 8,906,250 bonus warrants to debenture holders.

As at December 31, 2004, the Company's ability to continue as a going concern is dependent on it raising sufficient capital to meet the working capital deficit of $2,177,679, the annual rental payments for the Eastern and Western Tribal Lands due April 18, 2005 for the amount of $915,000 ($750,000 US), repay the remaining debentures totalling $1,450,000, ongoing overhead expenses and the drilling costs for the 5 well drilling commitment on the Eastern and Western Lands or find a suitable joint venture partner willing to drill the wells in return for an interest in the acreage.

Subsequent to December 31, 2004 the Company has entered into the following two agreements which will assist in partially alleviating the Company's tight liquidity position.

- The Company substantially reduced its commitments to the Blackfeet Tribe by signing the Third Amended Agreement in March, 2005. Under the terms of the Third Amended Agreement the Company's exploration rights and commitments relating to the 150,000 acres of Western Lands have been terminated. The Company continues to maintain its exploration rights in the Eastern lands along with its annual commitments of a $300,000 US lease payment and the drilling of two wells. In addition, the Company is required to pay to the Tribe a one-time payment of $250,000 US as a result of the amendment and revised terms.

In order for the Company to raise additional capital the 10% Senior Secured Debenture maturing on May 31, 2005 had to be settled. Accordingly, pursuant to the terms of an agreement signed in March 2005 with Aquilon Capital Corp. (formerly the MMI Group Inc.) the Company assigned its net oil revenues to Aquilon, for the life of the production, and as consideration Aquilon discharged a portion of the $1.971 million 10% debenture. The remainder of the debt was converted to a 10% senior secured convertible debenture (convertible to common shares at the Company's and holders' option). As a result of this agreement, The Company's monthly net overhead expense will increase by approximately $20,000 as in past months the offset from net oil revenues reduced the monthly overhead expense.

As at the date of this report, the Company is in immediate need of additional capital funding to pay its trade payables and other obligations. In addition, to regular trade payables and overhead the Company has a major obligation to the Blackfeet Tribe for $670,000 ($550,000 US) due on April 18, 2005. Failure to meet this commitment could result in loss of the Eastern Lands, which represents the Company's entire asset base. Also, to maintain its exploration rights on the Eastern tribal acreage the Company must spud two wells on the lands by September 1, 2005. The Company will have to raise sufficient capital to fund these wells or find a suitable joint venture partner willing to drill the wells in return for an interest in the acreage.

The Company continues to incur substantial costs associated with its exploration and development activity on the Blackfeet Indian Reservation along with ongoing working capital requirements and debt servicing. The Company continues to seek equity or debt financing and/or joint venture partnerships to remain as a going concern. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

## CASH FLOW FROM OPERATIONS

The Company currently is in the pre-production stage of exploration and development and thus all costs associated with the exploration and development of its properties are capitalized. The Company currently receives limited revenue from oil and gas production in Montana and this revenue is netted against the capitalized costs associated with the properties.

## OUTSTANDING SHARE DATA

The common shares of K2 trade on the Toronto Stock Exchange under the symbol "KTO". The following table summarizes the common shares issued during 2004, 2003, and 2002, which are the only class of share outstanding.

| | Common Shares |
|---|---|
| Balance at December 21, 2001 | 42,851,513 |
| Exercise of Options | 33,333 |
| Private Placements | 9,414,485 |
| Balance at December 31, 2002 | 52,299,331 |
| Exercise of Options | - |
| Private Placements | 10,544,771 |
| Balance at December 31, 2003 | 62,844,102 |
| Exercise of Options | - |
| Rights offering | 7,491,618 |
| Private placement – debt conversion | 11,487,520 |
| Private placement – debt extension | 2,220,000 |
| Interest on 10% Conv Sec Debenture | 703,985 |
| Balance at December 31, 2004 | 84,747,225 |

000292

## CAPITAL EXPENDITURES AND CAPITAL RESOURCES

The Company continues to incur substantial capital expenditures as required to meet its obligations under the K2/Blackfeet Indian Mineral Development Agreement (see "Commitments and Contingencies").

Costs incurred by K2 in respect of land acquisition and retention, exploration and development activities, including the capitalization of exploration overhead and pre-production operating expenses (net of operating revenues), and other equipment additions for each of the last two years are summarized as follows:

| | 2004 | 2003 |
|---|---|---|
| Land acquisition and retention | $ 1,283,595 | $ 1,590,821 |
| Exploration and development, including exploration overhead and pre-production operating expenses | 1,341,157 | 4,456,567 |
| Office and field equipment (net proceeds on disposition) | 600 | (191,774) |
| | $ 2,625,352 | $ 5,855,614 |

The Company's oil and gas operations are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

In 2004, the Company wrote down the carrying value of its oil and gas properties by $11.802 million. The majority of the remaining value is the exploration rights in the 100,000 acres of Eastern Tribal Lands. The Company retained an independent firm in the business of appraising oil and gas properties, to assign a fair value to the Company's properties. As at December 31, 2004 the independent firm assigned a fair value of $4.5 million to the Company's exploration rights in the 100,000 acres of Eastern Tribal Lands.

## CHANGES IN ACCOUNTING STANDARDS

Stock Based Compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standards during 2003. Under the amended provisions of the CICA 3870 standard, effective January 1, 2004 the Company adopted expensing the fair value of all stock options awarded to employees and directors on a prospective basis from this date. The amendment is to be applied retroactively and the Company has charged the expense of prior years to opening retained earnings, without restatement of the prior periods.

Oil and Gas Full Cost Accounting Guideline – "Impairment of Long-Lived Assets"

During 2003 the CICA updated the oil and gas full cost accounting guideline. The new standard takes effect for fiscal years beginning on or after January 1, 2004 or earlier on a voluntary basis. The Company has adopted these standards in 2004. The main change to the standard that affects K2 is how the impairment of petroleum and natural gas properties and equipment is determined, ie. the ceiling test calculation.

The ceiling test calculation is now a two-step process, the first being to identify whether potential impairment exists and the second step being to measure and record the impairment. The first step must be performed annually utilizing the external independent engineering report. In respect of each quarter, a review must be undertaken to determine if there have been any occurrences which would give rise to impairment. The second step must be performed whenever potential impairment is identified by the first step.

The first step identifies potential impairments when the carrying value of petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows from the proved reserves attributable to such properties.

The second step measures the impairment as the amount by which the carrying value of petroleum and natural gas properties exceeds the fair value of proved and probable reserves attributed to such properties plus the costs of properties to which no probable reserves have been attributed. The determination of fair value will be based to a large extent on the market conditions at such time.

The Company's oil and gas operations are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

The Company's oil and gas properties are mainly undeveloped and have no reserves attributed to them. The main value of the Company's oil and gas properties resides in the exploration rights to the Blackfeet Tribal lands. As at December 31, 2004 the Company had an independent resource evaluation done of its properties. See note 5 to the Consolidated Financial Statements

Asset Retirement Obligation

The CICA issued a new standard relating to asset retirement obligations which is applicable for fiscal years beginning on or after January 1, 2004 or earlier on a voluntary basis. The Company retroactively adopted the new standard effective January 1, 2004. This standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of the discount amounts and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into income over time. At December 31, 2003 the undiscounted estimated future well abandonment and site reclamation costs were $650,961. At December 31, 2004 the undiscounted estimated future well abandonment and site reclamation costs were $460,000.

National Instrument 51-102("NI 51-102")

The Company will be subject to new disclosure requirements as set out in National Instrument 51-102 ("NI 51-102"), which came into effect on March 30, 2004, requiring shorter reporting periods and enhanced disclosure for annual and interim financial statements, management's discussion and analysis, and its annual information form. However, not all of these requirements come into effect on March 30, 2004.

**SELECTED QUARTERLY INFORMATION**

| | *Year Ended December 31, 2004* | | | | *Year Ended December 21, 2003* | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | **Q4** | **Q3** | **Q2** | **Q1** |
| Interest Income | - | - | - | 1,635 | 4,686 | 5,628 | 22,434 | 1,018 |
| Expenses | | | | | | | | |
| General and administrative | 140,895 | 112,182 | 125,752 | 123,700 | 203,673 | 80,853 | 142,951 | 126,017 |
| Debenture interest | 85,658 | 69,161 | 46,651 | 122,044 | 122,943 | 124,150 | 127,538 | 123,310 |
| Deemed interest expense | - | - | 184,808 | - | 28,539 | 28,539 | 28,229 | 27,918 |
| Depreciation and amortization | 177,220 | 151,216 | 259,775 | 38,162 | 38,163 | 38,146 | 37,343 | 37,343 |
| Write-Down of oil & gas properties | 11,802,729 | - | - | - | - | - | - | - |
| Net loss per common share | (0.16) | (0.004) | (0.008) | (0.005) | (0.005) | (0.004) | (0.005) | (0.006) |

## CONTRACTUAL COMMITMENTS

| Contractual Obligations | Payments Due by Period – December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 – 3 Years | 4 – 5 years | After 5 years |
| Long term debt (2)(3) | 3,421,575 | 1,971,575 | 1,450,000 | - | |
| Capital Lease Obligations | | | | | |
| Operating Leases | 147,036 | 36,697 | 77,886 | 32,453 | |
| Purchase Obligations | | | | | |
| Other Long Term Obligations (1) (4) | 1,769,566 | 671,215 | 732,234 | 366,117 | |
| Total Contractual Obligations | 5,338,176 | 2,679,487 | 2,260,120 | 398,570 | |

(1) In June 2004, the Company signed an "Addendum" with the Blackfeet Tribal Council dealing with certain issues that had arisen between the parties respecting annual land rental payments due by the Company to the Tribe and extensions to deadlines in respect of the Company's drilling obligations. The Company agreed to pay, and subsequently tendered the $450,000 US annual land rental payment earlier disputed by the Company. This payment was to also occur during the years 2005 and 2006. Subsequent to December 31, 2004, the Company signed an agreement with the Blackfeet Tribe which terminated its future exploration rights in the Western Lands and the commitment of the $450,000US ($548,000 Cdn) annual rental payment for 2005 and 2006 and accordingly the above schedule does not include the rental payments for the western lands.

(2) During the year, the Company entered into agreements with the holders of $3,210,000 of Debentures providing for the conversion of the Company's indebtedness under the Debentures into common shares and common share purchase warrants as more fully described in note 7 (a) of the Consolidated Financial Statements and under the section heading "Major Transactions Affecting Financial Results" of this document.

(3) In August, The Company issued convertible secured debentures for gross proceeds of $1,450,000. The debentures mature on June 30, 2006. The debentures are convertible into 8,906,250 common shares and the Company issued 8,906,250 bonus warrants to debenture holders. As more fully described in note 7 (c) of the Consolidated Financial Statements as at December 31, 2004 and under the section heading "Majority Transactions Affecting Financial Results" of this document.

(4) All future commitments in US dollars converted at 1.22039 exchange rate calculated as the average exchange rate for the fourth quarter of 2004.

(5) The above data does not include cost associated with the Company's drill obligations with the Blackfeet Tribe. Please see "Commitments and Contingencies" of this document for further discussion as to these drilling obligations and their estimated associated costs.

## Commitments and Contingencies

a) Exploration Commitments

The Company holds its exploration rights on the Reservation under the terms of an exploration agreement originally signed with the Blackfeet Tribe in 1997 (the "Original Agreement") and subsequently three Amending Agreements have been made as follows:

1) First Amended Agreement, January 2003 – assigns the Company exploration rights in the 100,000 acres of Eastern Tribal lands.
2) Second Amended Agreement, June 2004 – deals with clarification of certain terms and commits the Company to pay an annual rental payment of $450,000 on April 18, 2004, 2005 and 2006. These payments relate to the 150,000 acres of Western Tribal lands.
3) Third Amended Agreement, March 2005 – deals with the Company surrendering the 150,000 acres of Western Tribal lands.

Under the Original Agreement, the Company was obligated to drill 9 wells, three per year over the remaining three years commencing April 18th, 2003, (the remaining "Exploration Phase") to earn the right to convert to a 5-year oil and gas lease (the "Development Phase") a total of 150,000 tribal mineral acres. 000296

Under the terms of the First Amended Agreement, the Company paid a U.S. $1,000,000 land bonus to the Blackfeet on April 23, 2003, in consideration for the exploration rights to an additional 100,000 tribal oil and gas minerals to be earned through the drilling of 10 wells, two per year over a five-year period between April 18th, 2003 through April 18th, 2008.

The Drilling Commitments can be summarized as follows:

a) Five wells each year for the first three years of the "Exploration Phase", three on the Company's Western Land Block and two on the Company's Eastern Land Block.
b) Two wells per year for the last two years of the "Exploration Phase", both wells to be drilled on the Company's Eastern Land Block.

The Company has adopted a corporate strategy of seeking out and identifying joint venture partners to share in or absorb the capital cost of the above drilling commitments. If no joint venture partners can be identified for these drilling commitments, the Company will be obligated to incur such costs and such costs could be substantial. Recent capital costs for drilling in the immediate area of the Company's assets have ranged from USD $100,000 to $200,000 per well for depths ranging from 2,000 to 2,500 feet. The Company estimates costs for its upcoming drill program between USD $250,000 to USD $380,000 for wells ranging between 1800 and 4000 feet.

Under the terms of the First Amended K2/Blackfeet Agreement, the Company is also obligated to pay a $3.00 US per acre annual rental commencing in years two through five of Exploration Phase for the additional 100,000 tribal mineral acres under the Amended Agreement.

In April, 2004 the Company received an invoice of $450,000 US from the United States Bureau of Indian Affairs ("BIA") relating to an annual land rental said by the BIA to be payable under the Company's original 1997 K2/Blackfeet Agreement. In May, 2004 the Company verbally agreed to pay an annual land rental payment of $3 US per acre ($450,000) in respect of 150,000 tribal mineral acres contained within its Original 1997 agreement with the Blackfeet Tribe, earlier disputed by the Company, if a mutually acceptable agreement between the Company and the Blackfeet Tribe is signed to deal with other issues between the parties in respect of the Company's obligations and rights under the mineral exploration and development agreement between the Company and the Blackfeet Tribe. In June 2004, the "Second Addendum" to the K2/Blackfeet IMDA was signed between the Company and the Blackfeet Tribal Business Council dealing with the clarification of certain terms and definitions. Subsequently, the Company tendered the disputed $450,000 US land payment. Also, this payment will be due and payable on April 18th, 2005 and 2006 following which the "Exploration Phase" on these lands will expire and the Company will be required to convert any "earned" acreage into a 5-year oil and gas lease. Additionally, the Company requested and was granted a further extension for the completion of its obligation wells on or before August 18th, 2004 in respect of the five wells the Company and its industry partner commenced drilling earlier in the spring. 000297

Under the terms of the "Third Amended Oil and Gas Exploration Agreement" signed by the Blackfeet Tribe on March, 2005 the Company's outstanding obligations and future exploration rights relating to the Western lands have been terminated. The company continues to retain its exploration rights and commitments relating to the Eastern Lands. However, the Company's pending drilling obligation of 2 wells on the Eastern Lands has been extended to September 1, 2005 this extension from April to September 1 applies as well to the drilling commitments in the following 2 years, but does not apply to 2008. The commitment of an annual rental fee of $300,000 US remains unchanged. Accordingly, the Company has an obligation to pay to the Blackfeet Tribe by April 18, 2005 a total amount of $550,000 US, which comprises the annual rental fee of $300,000 US for the Eastern Lands, and an additional $250,000 US relating to the termination of the Company's commitments for the Western lands and the extension of the drilling obligation on the Eastern Lands.

Following the completion of the drilling obligations and the expiration of the respective "Exploration Phase" of the agreement in 2008, the Company will become obligated to pay an annual rental of US $2.00 per acre commencing on the first anniversary date of the expiration of the respective "Exploration Phase" for any of the exploration acreage covered under the Original or Amended Agreement that has been converted to 5-year oil and gas leasehold interests by the Company, except for those leases that are held by oil and gas production from the property.

In the event that the Company fails to comply with its obligations as outlined above, particularly its drilling obligations, it could be required within five days of receipt of written notification from the Blackfeet Tribe of the Company's failure to comply, to surrender and relinquish all of the subject lands outside of the spacing units established for any producing or capable of producing wells that were drilled and completed prior to the failure of the Company to timely comply with the well obligations. This potential requirement under the agreement for surrender of acreage currently would account for the majority of the Company's existing assets. The Company may, however, make requests for extensions to its drilling commitments provided that said extensions shall not exceed one year and the request is not unreasonable. The Blackfeet Tribe may not unreasonably withhold its consent to the Company's requests for extensions provided that requests are not made based on economic or financial need or necessity.

In the event of certain commercial gas discoveries, the Company and/or its joint venture partner(s) may be required to incur considerable costs associated with the construction of pipelines and related gathering and production facilities. The Company's calculated maximum distance to an existing gas sales line is 22 miles in the Eastern Land Block.

The above referenced capital requirements are significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Company plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

b) Miller Litigation Settlement

In May 2003, the Company entered into a settlement agreement with Miller Exploration Company, for the complete dismissal and discharge of reciprocal lawsuits filed in Blackfeet Tribal Court in Browning, Montana. Within the settlement, Miller and the Company resolved all matters between themselves on the basis of a) dismissal of the above mentioned pending tribal lawsuits, b) termination of the K2-Miller Exploration and Development Agreement dated June 17, 1998, and c) a mutual release of claims for all alleged acts or omissions of the other party prior to the date of the mutual release agreement. No further consideration on the part of either party was conveyed. Also, as part of the settlement, Miller has released all claims to the K2/Blackfeet Indian Mineral Development Agreement, and correspondingly, the Company has acknowledged no interest in the Miller/Blackfeet Indian Mineral Development Agreement.

## OUTLOOK

Significant work and effort has been directed toward the many corporate issues which has restricted the Company from aggressively pursuing its technically re-evaluated properties on the Blackfeet Indian Reservation in northern Montana. A comprehensive plan has been put in place and followed over the past several months to position K2 to move forward with exploration activities on the Reservation as a restructured and re-capitalized organization in order to allow for the proper evaluation of these prospects. While it has been an extremely frustrating time for shareholders, debt-holders, management, advisors and the Board of Directors working with an under-capitalized exploration company, the prospects for finding and creating value through these prospects on the Reservation remain present. Industry wide, exploration and development land continues to become increasingly difficult to obtain. K2 Energy Corp. holds a significant exploration land base to which there are major oil and gas fields in the immediate surrounding area. While there are always present risks surrounding exploration activities, if successful, the Company has significant acreage to "follow up" any successful discoveries. It is the goal of management and the Board of Directors, through the many corporate restructuring activities over the next several months, to position K2 to achieve commercial success on its remaining significant land base.

## OTHER BUSINESS RISKS AND UNCERTAINTIES

This document contains statements about expected future events and/or financial results that are forward looking in nature and subject to substantial risks and uncertainties. The Company cautions the readers that actual performance will be affected by a number of factors, many of which are beyond its control, as many may respond to changes in economic and political circumstances around the world. These external factors beyond the Company's control may affect the marketability of oil and natural gas produced, industry conditions including changes in laws and regulations, changes income tax regulations, increased competition, fluctuations in commodity prices, interest rates, and variations in the Canadian/United States dollar exchange rate.

In addition, the Company is exposed to several risks inherent to the oil and gas exploration and production industry including, but not limited to:

- Finding and developing oil and natural gas reserves at economic costs;
- Production of oil and natural gas in commercial quantities; and

- Marketability of oil and natural gas produced.

The Company strives to mitigate these risks by effective and proactive management, employing qualified experienced staff and consultants in all areas of its operation, with careful regard for environmental and safety concerns.

The Company will need to raise additional capital and/or complete joint venture arrangements with third parties in order to fund the further development of its natural gas properties and ultimately achieve sufficient commercial oil and gas production to continue as a going concern. If the Company is unsuccessful in obtaining such financing or joint ventures it could have a material adverse affect on the Company and its equity and/or debt holders.

In the event of certain commercial gas discoveries, the Company and/or its joint venture partner(s) may be required to incur considerable costs associated with the construction of pipelines and related gathering and production facilities. The Company's calculated maximum distance to an existing gas sales line is 22 miles in the Eastern Land Block.

Reference is hereby made to the Company's Annual Information Form filed on www.sedar.com for further Business Risks and Uncertainties.

Submitted on behalf of the Board of Directors

*"Signed by"*
Geoff Fulton, Director

# Exhibit 2.5 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2004.

# K2 Energy Corp.

ENERGY CORP.

## Consolidated Financial Statements
## For the years ended December 31, 2004 and 2003

## MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of K2 Energy Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. PricewaterhouseCoopers LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

Geoffrey Fulton; Director
Calgary, Alberta
March 28, 2005

Jeffrey Francoz; Director
Calgary, Alberta
March 28, 2005

Maxon Davis; Director
Calgary, Alberta
March 28, 2005

March 28, 2005

## Auditors' Report

**To the Shareholders of**
**K2 Energy Corp.**

We have audited the consolidated balance sheets of **K2 Energy Corp.** as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Calgary, Alberta

# K2 Energy Corp.

Consolidated Balance Sheet
As at December 31, 2004 & 2003

| | 2004 | (Restated – note 3) 2003 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current assets:** | | |
| Cash and term deposits | 304,593 | 780,754 |
| Accounts receivable | 146,757 | 143,493 |
| Prepaid expenses and deposits | 52,788 | 63,247 |
| | 504,138 | 987,494 |
| Deposit (note 4) | 365,271 | 456,000 |
| Property, plant and equipment (note 5) | 4,558,898 | 13,717,639 |
| Deferred financing charges | 323,971 | 249,416 |
| | 5,752,278 | 15,410,549 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | 710,242 | 655,511 |
| 10% Debenture (note 7) | 1,971,575 | 1,920,125 |
| | 2,681,817 | 2,575,636 |
| 9.5 % Debenture (note 7) | - | 3,056,588 |
| 10% Debenture (note 7) | 1,450,000 | |
| Asset retirement obligation (note 6) | 289,485 | 386,131 |
| | 4,421,302 | 6,018,355 |
| **Shareholders' Equity** | | |
| Capital stock (note 9) | 38,532,590 | 33,297,133 |
| Equity portion of 10% debenture (note 7) | 80,000 | - |
| Contributed Surplus (note 9) | 782,402 | 364,107 |
| Deficit | (38,064,016) | (24,269,046) |
| | 1,330,976 | 9,392,194 |
| | 5,752,278 | 15,410,549 |

Approved by the Board of Directors.

Geoff Fulton; Director Jeff Francoz; Director Max Davis; Director

# K2 Energy Corp.

Consolidated Statement of Loss and Deficit
For the year ended December 31, 2004 & 2003

| | 2004 | (Restated – note 3) 2003 |
|---|---|---|
| | $ | $ |
| **Revenue** | | |
| Interest | 1,635 | 33,766 |
| **Expenses** | | |
| Asset retirement obligation accretion (note 6) | 24,237 | 26,447 |
| General and administrative | 502,529 | 553,493 |
| Debenture interest expense | 323,514 | 497,941 |
| Deemed interest expense (note 7) | 184,808 | 113,225 |
| Depreciation and amortization | 626,373 | 150,995 |
| Foreign exchange gains | (21,397) | (69,563) |
| Write-down of oil and gas properties (note 5) | 11,802,729 | - |
| Write-down of note receivable | - | 33,874 |
| | 13,442,793 | 1,306,412 |
| **Loss for the year** | (13,441,158) | (1,272,646) |
| **Deficit - Beginning of year** | | |
| As previously reported | (24,139,059) | (22,823,297) |
| Asset retirement obligation (note 3) | (129,987) | (173,103) |
| Stock-based compensation (note 3) | (353,812) | - |
| As restated | (24,622,858) | (22,996,400) |
| **Deficit - End of year** | (38,064,016) | (24,269,046) |
| **Basic loss per share** | (0.18) | (0.02) |
| **Weighted average number of shares** | 76,404,687 | 52,426,604 |

# K2 Energy Corp.

Consolidated Statement of Cash Flows
For the year ended December 31, 2004 & 2003

| | 2004 $ | (Restated – note 3) 2003 $ |
|---|---|---|
| **Cash provided by (used for):** | | |
| **Operating activities:** | | |
| Loss for the year | (13,441,158) | (1,272,646) |
| Items not affecting cash | | |
| Depreciation and amortization | 626,373 | 150,995 |
| Deemed interest expense | 184,808 | 113,225 |
| Asset retirement obligation accretion | 24,237 | 26,447 |
| Stock-based compensation | 30,399 | 40,179 |
| Shares issued in payment of interest | 55,141 | - |
| Foreign exchange gain | (21,397) | (69,563) |
| Write-down of oil and gas properties | 11,802,729 | - |
| Write-down of note receivable | - | 33,874 |
| | (738,868) | (977,489) |
| Asset retirement obligation expenditures | (66,065) | - |
| Changes in non-cash working capital balances | (51,784) | (112,111) |
| | (753,149) | (1,089,600) |
| **Financing activities:** | | |
| Increase (decrease) in long term debt | 1,470,054 | (48,479) |
| Loan from shareholders | 833,778 | - |
| Financing costs | (153,043) | - |
| Issue of common shares | 675,338 | 4,324,766 |
| | 2,826,127 | 4,276,287 |
| **Investing activities:** | | |
| Deposits | - | (456,000) |
| Expenditures on property, plant and equipment | (2,625,352) | (5,855,614) |
| Changes in non-cash working capital balances | 76,213 | 193,962 |
| | (2,549,139) | (6,117,652) |
| **Decrease in cash** | (476,161) | (2,930,965) |
| **Cash, beginning of year** | 780,754 | 3,711,719 |
| **Cash, end of year** | 304,593 | 780,754 |

**Supplemental Cash Flow Information (note 14)**

## 1 Nature of business and basis of presentation

**Nature of Business**

K2 Energy Corp. is a corporation formed under the laws of the Province of Alberta. K2 America a wholly owned subsidiary, explores for and develops oil and gas reserves in the state of Montana.

### Basis of presentation

These financial statements have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2004, the company had a working capital deficiency of $2,177,679 (December 31, 2003 -$1,588,142), long-term debt in the principal amount of $1,450,000 (December 31, 2003 - $3,056,588) and an accumulated deficit of $38,064,016 (December 31, 2003 – $24,269,046).

The company's activities over the past seven years have been primarily directed towards the acquisition, exploration and development of oil and gas properties on the Blackfeet Indian Reservation ("Reservation") in northern Montana. The company's primary asset is the rights to a large block of exploratory acreage on the Reservation where exploration activity is continuing. As of December 31, 2004, the company had expended $4,500,038 (net) on the acquisition and exploration of its oil and gas properties in Montana, net of recoveries and a current write-down of $11,802,729 ($15,360,000 in prior years).The Company retained an independent resource evaluator to provide an independent analysis of the value of the company's properties as at December 31, 2004, see note 5 on property, plant and equipment.

The company currently receives limited revenue from oil production in Montana and has incurred significant losses during the past eight years.

The company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its Montana properties and ultimately achieve commercial production in the area sufficient to recover its remaining net book value of $4,500,038.

K2 Blackfeet agreement

The Company owns the rights to explore for oil and gas on approximately 250,000 tribal mineral acres of land on the Blackfeet Indian Reservation in northern Montana.

The Company acquired its exploration rights to approximately 150,000 acres referred to as the "Western Lands" under the terms of an exploration agreement originally signed with the Blackfeet Tribe in 1997 (the "Original Agreement") and the rights to a further 100,000 acres referred to as the "Eastern Lands" in the amendment dated January 2003. (the "Amended Agreement"). As at December 31, 2004 the Company's commitments to retain its exploration rights in the lands going forward are as follows:

Western Lands: By April 18, 2005 the Company is obligated to drill 3 wells and pay an annual rental fee of $450,000 US. For the next year through to April 18, 2006 the Company is obligated to drill an additional 3 wells and pay an annual rental fee of $450,000 US.

Eastern Lands: By April 18, 2005 the Company is obligated to drill 2 wells and pay an annual rental fee of $300,000 US. For the 3 years commencing April 18, 2005 through April 18, 2008 the Company is obligated to drill a total of 6 wells and pay annual rental fees totalling $900,000 US.

Under the terms of an amendment signed by the Blackfeet Tribe in March, 2005 the Company's outstanding obligations and future exploration rights relating to the Western lands have been terminated. The company continues to retain its exploration rights and commitments relating to the Eastern Lands. However, the Company's pending drilling obligation of 2 wells on the Eastern Lands has been extended to September 1, 2005 this extension from April to September applies as well to the drilling commitments in the following 2 years, but does not apply to 2008. The commitment of an annual rental fee of $300,000 US remains unchanged. Accordingly, the Company has an obligation to pay to the Blackfeet Tribe by April 18, 2005 a total amount of $550,000 US, which comprises the annual rental fee of $300,000 US for the Eastern Lands, and an additional $250,000 US relating to the extension of the drilling obligation on the Eastern Lands.

The Company's ability to continue as a going concern is dependent on it raising sufficient capital to meet the working capital deficit of $206,104 ($2,177,679 less the debt of 1,971,575 restructured, see subsequent events note 15), the April 18, 2005 tribal payment of $670,000 ($550,000 US), repay the remaining debentures totalling up to $2,621,574, ongoing overhead expenses and the drilling costs for the 2 wells on the Eastern Lands or find a suitable joint venture partner willing to drill the wells in return for an interest in the acreage.

## 2 Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

### a) Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, K2 America Corp ("K2 America"). K2 America was incorporated under the General and Business Corporate Law of the State of Montana on November 16, 1995.

### b) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and, the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of asset retirement obligations, impairment of oil and gas properties and deferred exploration expenditures, and rates of depreciation and amortization. Actual results could differ from these estimates

### c) Oil and gas operations

The company's oil and gas activities are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

**d) Other property and equipment**

Office furniture and equipment is recorded at cost and depreciated on a straight-line method over the estimated useful lives of the assets at rates varying from three to ten years.

**e) Foreign currency translation**

Operations of the US subsidiary are considered to be integrated and therefore the financial statements of the subsidiary, which are prepared in US dollars, are included in these consolidated financial statements on the basis that monetary assets and liabilities are translated at the exchange rate in effect at year end, non-monetary assets and liabilities are translated at historical rates and revenues and expenses are translated at the average exchange rate for the period.

**f) Income taxes**

The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

**g) Deferred financing charges**

Deferred financing charges represent costs incurred in connection with debt financing and restructuring and are being amortized on a straight-line basis over the respective terms of the financing.

**h) Financial instruments**

i) Credit Risks: A substantial portion of the accounts receivable are with customers in the petroleum and natural gas industry and are subject to normal industry credit risk. Purchasers of petroleum and natural gas are subject to an internal credit review to minimize the risk of non-payment.

ii) Fair Values: At December 31, 2004, the carrying value of financial assets (cash and accounts receivable) and liabilities (accounts payable and accrued liabilities) approximate their fair values due to the relatively short periods to maturity or demand nature of the instruments. Fair value of long-term debentures is not determinable due to the uncertainty.

**i) Loss per share**

Loss per share computations are based upon the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Fully diluted loss per share is not disclosed, as the effect of conversion of outstanding options and warrants is anti-dilutive.

### j) Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

### k) Stock based compensation

The Company has one stock-based compensation plan, as described in Note 9(d). Effective January 1, 2004 the Company adopted expensing the fair value of all stock options awarded to employees and directors on a prospective basis from this date. The Company uses the Black Scholes method to estimate fair value. Prior to January 1, 2004 no compensation was recognized for options granted to employees and directors and compensation for options granted to consultants was recognized using the fair value method.

### l) Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

### m) Reclassification

Certain information provided for in prior years has been reclassified to conform to the current presentation.

## 3 Changes in accounting policies and financial presentation

### a) Stock-based compensation

Effective for periods after January 1, 2004, an amendment to the CICA 3870 standard requires that an expense be recognized in the financial statements for all forms of employee stock-based compensation, including stock options granted on or after January 1, 2002. The amendment has been applied retroactively with the expense of prior years being charged to opening retained earnings, without restatement of prior periods. The company has charged an amount of $353,812 to opening retained earnings to recognize the expense of stock-based compensation for the years 2002 and 2003. The adoption of the new accounting standard for stock-based compensation resulted in the company recognizing for the year ended December 31, 2004 an expense of $22,725 and an addition to property, plant and equipment of $34,083.

**b) Asset retirement obligation**

The CICA issued a new standard relating to asset retirement obligations which is applicable for fiscal years beginning on or after January 1, 2004 or earlier on a voluntary basis. This standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into income over time. At December 31, 2003 the undiscounted estimated future well abandonment and site reclamation costs were $650,961. The new standard requires the retroactive restatement of the prior year December 31, 2003 financial statements.

The effect on major financial statement captions can be seen in the table below.

| | As at December 31, 2003 | | |
|---|---|---|---|
| | **As Previously Stated** | **Adjustment** | **As Restated** |
| | **$** | **$** | **$** |
| Property, plant and equipment, net | 13,461,495 | 256,144 | 13,717,639 |
| Asset retirement obligation | - | 386,131 | 386,131 |
| Deficit | (24,139,059) | (129,987) | (24,269,046) |

| | For the year ended December 31, 2003 | |
|---|---|---|
| | **Adjustment** | **As Restated** |
| | **$** | **$** |
| Asset retirement obligation accretion | 26,447 | 26,447 |
| Foreign exchange gain | (69,563) | (69,563) |

## 4 Deposit

As part of the finalization of the Amended Agreement with the Blackfeet Nation, the company has placed a deposit of $365,271 ($300,000 US), with the Bureau of Indian Affairs-Blackfeet Agency to cover the costs of future site restoration and abandonment liabilities. This deposit is considered to be refundable, subject to application for refund, which may or may not be granted. Accordingly, the deposit is shown as a long-term asset.

## 5. Property, plant and equipment

| Unproven oil and gas properties | Cost $ | Impaired Value $ | Net $ |
|---|---|---|---|
| Balance December 31, 2002 | 22,765,998 | (15,360,000) | 7,405,998 |
| 2003 Additions | | | |
| Direct exploration costs | 4,796,187 | - | 4,796,187 |
| Overhead costs relating to exploration activity | 537,628 | - | 537,628 |
| Net operating loss from producing wells (including revenue of $373,628) | 638,580 | - | 638,580 |
| Asset retirement costs | 256,144 | - | 256,144 |
| Balance December 31, 2003 | 28,994,537 | (15,360,000) | 13,634,537 |
| 2004 additions | | | |
| Direct exploration costs | 2,065,564 | - | 2,065,564 |
| Overhead costs relating to exploration activity | 484,503 | - | 484,503 |
| Net operating loss from producing wells (including revenue of $573,704) | 217,649 | - | 217,649 |
| Reduction of asset retirement costs | (99,486) | - | (99,486) |
| Write-down to fair value | - | (11,802,729) | (11,802,729) |
| Balance December 31, 2004 | 31,662,767 | (27,162,729) | 4,500,038 |

The company's oil and gas properties are unproven and considered to be in the pre-production stage and accordingly, all costs incurred relating to the properties, net of revenues, have been capitalized.

At December 31, 2004 through the Amended agreement (January 2003) with the Blackfeet Nation, the Company's interest in the area was comprised of:

a) Western Land Block – a 100% interest in approximately 150,000 tribal mineral acres.

b) Eastern Land Block – a 100% interest in approximately 100,000 tribal mineral acres.

c) a separate 100% interest in two existing oilfield properties on the Blackfeet Reservation from which a limited amount of oil production was received in 2004 and 2003.

The major circumstances leading to the current impairment is the amendment signed by the Blackfeet Tribe in March, 2005 (see Subsequent event note 15) which terminates the company's rights in the 150,000 acres of the Western Land Block. The remaining value for the properties, after deducting the impairment, was determined by the fair value of the Eastern exploration lands. As at December 31, 2004 an independent resource evaluator assigned a fair value of $4.5 million to the Company's oil and gas properties.

**Building and equipment**

| | Cost $ | Accumulated Depreciation $ | Net $ |
|---|---|---|---|
| Balance December 31, 2002 | 627,091 | (421,125) | 205,966 |
| Depreciation | - | (28,595) | (28,595) |
| Disposals | (191,775) | 97,506 | (94,269) |
| Balance December 31, 2003 | 435,316 | (352,214) | 83,102 |
| Depreciation | - | (24,842) | (24,842) |
| Additions | 600 | - | 600 |
| Balance December 31, 2004 | 435,916 | (377,056) | 58,860 |

## 6 Asset retirement obligation

For the Company, asset retirement obligations relate to the abandonment of oil and gas producing facilities. Changes in asset retirement obligations were as follows:

| | Year ended December 31, 2004 $ | Year ended December 31, 2003 $ |
|---|---|---|
| Asset retirement obligation – Beginning of year | 386,131 | 489,814 |
| Liabilities incurred | 19,581 | - |
| Liabilities settled | (66,065) | (60,567) |
| Liabilities assigned | (53,002) | - |
| Accretion expense | 24,237 | 26,447 |
| Foreign exchange (gain) | (21,397) | (69,563) |
| Asset retirement obligation –End of year | 289,485 | 386,131 |

At December 31, 2004 the undiscounted estimated future well abandonment and site reclamation costs were $460,000 (2003 - $650,961). This amount was inflated by the inflation rate and discounted using a credit adjustment rate of 9.5% over the expected useful life of the underlying assets.

## 7 Debt Obligations

a) $3,056,588 principal amount of 9.5% unsecured debentures

On April 1, 2004 the company entered into conversion agreements with holders of $3,110,000 of its 9.5% unsecured debentures due December 31, 2007. Late in April, 2004 it reached an agreement with the holder of the final $100,000 debenture and at the same terms.

The agreement provides for conversion into common shares at a deemed price of $0.30 per common share or 3,333 shares per $1,000 of principal, plus common shares in lieu of accrued interest owing to March 31, 2004 equal to 79 shares per $1,000 of principal. In addition, for interest forgone, the debenture holders received warrants equal to 50% of the number of shares received from the conversion of principal accrued interest owing under their debentures. The original terms of the warrants were amended to each warrant being exercisable for one share at a price of $0.25 on or before September 30, 2005.

The total number of common shares and warrants issued to the debenture holders in connection with this transaction was 10,952,520 and 5,476,260 respectively. The shares underlying the warrants will be subject to a hold period from the date of issuance until four months and a day following the date of issuance. An additional 535,000 common shares and 267,500 warrants were issued as commission to the company's agent in respect of the transaction.

Subsequent to the conversion, accretion expense of $156,580 related to the remaining balance of the original equity portion of the debenture was included in deemed interest expense. The balance of any remaining deferred finance costs for these debentures were expensed during the year.

b) $1,971,575 principal amount of 10% secured debenture

On June 4, 2004, the company entered into an extension agreement with Aquilon Capital Corp. (formerly MMI Group), the holder of its 9.5% debenture due May 31, 2004. The agreement provides for a one-year extension of the revised principal amount of $1,971,575 being the principal amount of $1,925,469 plus accrued interest owing of $46,106. The new note of $1,971,575 will bear interest at the rate of 10% per annum, payable quarterly, and will mature on May 31, 2005. The company has the ability to repay the new debenture at any time prior to maturity without penalty. The existing security for the debenture has been enhanced to include a general security agreement on the company's assets and a first fixed and floating charge on all the parent and subsidiary company assets, including all lands leased by the company from the Blackfeet Indian Tribe.

The company issued 1,600,000 common shares to MMI as consideration for extending the maturity date and for payment of costs, and, in addition, granted 8,000,000 warrants exercisable into common shares at a price of $0.25 until May 31, 2005. An additional 620,000 common shares and 500,000 warrants were issued as commission to the agent in respect of the transaction. The 500,000 warrants were exercisable into common shares at a price of $0.25 until September 30, 2005.

Subsequent to the extension, accretion expense of $28,228 related to the remaining balance of the original equity portion of the debenture was included in deemed interest expense. The balance of any remaining deferred finance costs to May 31, 2004 was expensed during the year.

The new 10% debenture is considered to be a compound financial instrument. Accordingly an equity component has been presented separately as determined at May 31, 2004. The company valued the equity component of the debenture at $80,000 using the fair value of the 8,000,000 warrants at $0.01 per warrant. Because the transaction represents a modification and exchange of debt instruments the $80,000 has been included as deferred financing costs to be amortized over the remaining term of the renegotiated debt.

c) $1,450,000 principal amount of 10% convertible secured debentures

On August 13, 2004 the Company issued 14,500 debentures at a price of $100. The debentures mature on June 30, 2006 and bear an interest rate of 10% per annum payable quarterly in cash or common shares. The notes are secured by a general security agreement on the Company's assets and are senior to all debt with the exception of the MMI Group debenture which ranks in priority.

The Company issued 13,250 debentures to non-related parties; each $100 debenture is convertible into 625 common shares and includes 625 bonus warrants exercisable into common shares at a price of $0.20 per share until December 31, 2005. In addition, the Company issued 1,250 debentures to Directors; each $100 debenture is convertible into 500 common shares and includes 500 bonus warrants exercisable into common shares at a price of $0.20 per share until December 31, 2005. In aggregate, the total issue of 14,500 debentures is convertible into 8,906,250 common shares and resulted in the issue of 8,906,250 bonus warrants.

In addition, the selling agent has been issued 779,063 warrants exercisable into common shares at a price of $0.20 per share until December 31, 2005

The Company has determined the fair value per warrant to be a negligible amount. Accordingly, the Company has assigned zero value to the warrants, for purposes of reporting an equity component of the debentures.

## 8 Loan from shareholders

During the year, two of the company's directors loaned an aggregate of $851,089 to the company to provide it with working capital until closure of the rights offering May 20, 2004. The loans were payable on demand and were non interest bearing until July 13, 2004, at which time and thereafter they bear interest at a rate of 9.5% per annum.

Pursuant to an agreement with the directors, the value of their subscriptions for common shares under the rights offering, aggregating $833,778, have been applied against the indebtedness of the company to them and the remaining debt of $17,291 was paid.

## 9 Capital stock

### a) Authorized

Unlimited number of common voting shares

### b) Common shares outstanding

| Issued | Number of shares | Amount $ |
|---|---|---|
| Balance – December 31, 2002 | 52,299,331 | 29,032,188 |
| Shares issued for cash on private placement financing | 7,801,745 | 3,330,017 |
| Shares issued for cash on private placement pursuant to amended term of share purchase warrants | 2,743,026 | 1,031,378 |
| Shares issued costs | - | (36,629) |
| Stock options granted to non-employees | - | 40,179 |
| Treasury shares | (406,100) | (100,000) |
| Balance December 31, 2003 | 62,438,002 | 33,297,133 |
| Shares issued for cash on exercise of rights issue | 7,491,618 | 1,648,156 |
| Shares issued pursuant to conversion of long term debentures | 10,952,520 | 3,286,029 |
| Shares issued in payment of fees related to debenture conversion | 535,000 | 160,500 |
| Shares issued pursuant to extension of long term debenture | 1,600,000 | 336,000 |
| Shares issued in payment of fees related to debenture extension | 620,000 | 125,200 |
| Share issue costs | - | (375,569) |
| Shares issued in payment of interest | 703,985 | 55,141 |
| Balance December 31, 2004 | 84,341,125 | 38,532,590 |

i) Included in share capital at December 31, 2004 is the issue of 7,491,618 common shares related to the Company's rights offering, for a cash consideration of $1,648,156. Agents' fees of $100,000 and other related costs of the issue are included in share issue costs.

Under the rights offering which closed May 20, 2004, each shareholder of record at April 28, 2004 was issued one right for each common share held. Rights holders were entitled to subscribe for one common share for each four rights held at a price of $0.22 per common share.

During 2004, two of the company's directors had loaned $851,089 to the company. These directors have applied $833,798, being the value of their subscriptions for common shares under the rights offering, against the indebtedness of the company to them. Accordingly the net cash proceeds were reduced by $833,798.

ii) Included in share capital at December 31, 2004 is the issuance of 10,952,520 common shares to debenture holders of the $3,210,000 unsecured 9.5% debentures due on December 31, 2007. The agreement provided for conversion into common shares for the principal, plus common shares in lieu of accrued interest owing. In addition, for interest forgone, debenture holders received 5,476,260 warrants. Each warrant is exercisable for one common share at a price of $0.25 on or before September 30, 2005. The shares underlying the warrants are subject to a hold period from date of issuance until four months and a day following the date of issuance.

The 5% fee of $160,500 was paid by issuance of 535,000 common shares, and 267,500 warrants were given as additional compensation to the agents.

iii) Included in share capital at December 31, 2004 is the issuance of 1,600,000 common shares to Aquilon Capital Corp (formerly MMI Group Inc. [MMI]) as consideration for extending the maturity date and for payment of costs related to its 9.5% secured debenture, which was due May 31, 2004. In addition MMI was granted 8,000,000 warrants exercisable into common shares at a price of $0.25 until May 31, 2005.

The fee and bonus fee of $125,200 was paid by issuance of 620,000 common shares, and 500,000 warrants were given as additional compensation to the agents. These warrants are exercisable into common shares at a price of $0.25 until September 30, 2005.

The fair value of the agents warrants in the above two transactions (ii & iii) was estimated to be $7,675, being $2,675 for the warrants issued for the debenture conversion and being $5,000 for the warrants issued on the debenture extension using the fair value of $0.01 per warrant. The $7,675 has been recorded as general and administrative cost with a corresponding increase in contributed surplus.

iv) The company has signed a mutual release related to a demand note receivable from a former officer and director. On April 16, 2004 the company received 406,100 common shares of the company in settlement of the note.

v) Included in share capital at December 31, 2004 is the issuance of 703,985 common shares to the 10% convertible secured debenture holders in payment of interest for the period from issuance of the debentures to December 31, 2004. The Company issued to debenture holders 8,906,250 bonus warrants exercisable into common shares at a price of $0.20 until December 31, 2005. The selling agent for the debentures was paid a fee of $130,500 and as additional compensation was issued 779,063 warrants exercisable into common shares at a price of $0.20 until December 31, 2005. As outlined in Note 7(c) the Company has assigned zero value to the warrants and included the agent's fee in deferred charges.

**c) Contributed surplus**

| | $ |
|---|---|
| Balance – December 31, 2003 | 364,107 |
| Stock-based compensation – prior years | 353,812 |
| Stock-based compensation – 2004 | 56,808 |
| Warrants issued to non-employees | 7,675 |
| | 782,402 |

**d) Stock options**

Under the company's Stock Option Plan, the company may grant options to purchase up to 7,000,000 common shares of its capital stock. The options vest over a period of four years with the expiry dates four years from the date of vesting.

Stock option transactions for the respective periods are summarized as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Options | Weighted average exercise price $ | Number of Options | Weighted average exercise price $ |
| Outstanding, beginning of year | 4,436,667 | 0.55 | 5,606,668 | 0.62 |
| Granted | 1,220,000 | 0.20 | 1,292,839 | 0.40 |
| Exercised | - | - | - | - |
| Cancelled | (1,776,667) | 0.59 | (2,462,840) | 0.64 |
| Outstanding, end of year | 3,880,000 | 0.42 | 4,436,667 | 0.55 |
| Exercisable at December 31 | 2,704,164 | 0.49 | 3,006,788 | 0.61 |

The weighted average grant-date fair value of options granted during the year ended December 31, 2004 is $0.06.

The following table summarizes information about options outstanding at December 31, 2004

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Exercise prices $ | Number of options | Average remaining life in years | Weighted average Exercise Price $ | Number of options | Weighted average Exercise Price $ |
| 0.14 to 0.50 | 2,875,000 | 3.41 | 0.29 | 1,844,164 | 0.34 |
| 0.051 to 1.60 | 1,005,000 | 2.30 | 0.78 | 860,000 | 0.81 |
| 0.14 to 1.60 | 3,880,000 | 3.12 | 0.42 | 2,704,164 | 0.49 |

**Options Granted to Employees and Directors**

The fair value for options granted to employees and directors was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Volatility factor of expected market price | 0.69 |
| Risk-free interest rate | 3.49% |
| Weighted average expected life in years | 3.50 |
| Expected dividend yield | - |

For the year ended December 31, 2004 the Company recognized a compensation cost of $45,535 (2003 – $224,812) which was allocated 40% to expenses and 60% to property, plant and equipment.

**Options Granted to Non-employees**

Options granted to non-employees are valued at the end of each quarter using the same Black-Scholes option-pricing model with the following assumptions:

| | |
|---|---|
| Volatility factor of expected market price | .71 |
| Risk-free interest rate | 3.19% |
| Weighted average expected life in years | 2.63 |
| Expected dividend yield | - |

For the year ended December 31, 2004 the Company recognized a compensation cost of $11,277 (2003 - $40,179) which was allocated 40% to expenses and 60% to property, plant and equipment.

e) **Share purchase warrants**

At December 31, 2004, the following share purchase warrants are outstanding:

| Number of warrants Outstanding | Exercise Price $ | Expiry date |
|---|---|---|
| 5,743,760 | 0.25 | September 30, 2005 |
| 8,000,000 | 0.25 | May 31, 2005 |
| 500,000 | 0.25 | September 30, 2005 |
| 9,685,313 | 0.20 | December 31, 2005 |

As at December 31, 2004 the company's share price was $0.06 and all of the outstanding warrants were exercisable.

f) **Diluted average common shares outstanding**

The weighted average number of shares outstanding for the basic per share calculations for the year ended December 31, 2004 was 76,404,687. The weighted average number of shares outstanding for the diluted per share calculations for the year ended December 31, 2004 was 85,310,937. The dilutive effect from stock options and share purchase warrants, was excluded from the dilution calculation as the exercise prices exceeded the average market price for common shares during 2004 of $0.20.

| | |
|---|---|
| Weighted Average Common Shares Outstanding - Basic | 76,404,687 |
| Effect of Convertible Debenture | 8,906,250 |
| Weighted Average Common Shares Outstanding - Diluted | 85,310,937 |

## 10. Income taxes

The income tax provision differs from the expected tax recovery calculated by applying the combined Canadian federal and provincial corporate tax rates to the loss before income taxes. These differences are accounted for as follows:

| | 2004<br>$ | (Restated –note 3)<br>2003<br>$ |
|---|---|---|
| Loss before income taxes | (13,441,158) | (1,272,646) |
| Corporate tax rate | 40.60% | 40.62% |
| Calculated income tax recovery | (5,457,110) | (516,949) |
| Increase in taxes resulting from – | | |
| Future tax benefits not recognized | 5,457,110 | 516,949 |
| Provision for income taxes | - | - |

As of December 31, 2004, the company has unused Canadian tax pool balances and losses totalling approximately $12.1 million (2003 – $10.6 million) available for income tax purposes, of which approximately $4.4 million represented tax losses expiring over the years 2006 to 2012. In addition, the company's US subsidiary had unused US tax deductions, including losses, totalling approximately US $22.3 million, of which approximately US $15.0 million represented tax losses expiring from time to time to 2024 (2003 – total US $20.2 million).

As at December 31, 2004, the benefit of the above losses and unused tax pools are not reflected in the financial statements as there is significant doubt that these benefits will be realized.

## 11 Related Party Transactions

The Company is indebted to the Aquilon Capital Corp. (formerly the MMI Group Inc.) by a 10% secured debenture in the amount of $1,971,575 and a director of the Company is one of the principals and President of the Aquilon Capital Corp., which is an independent investment firm that specializes in portfolio management. Refer to note 15 Subsequent events for the revised terms of the 10% secured debenture.

## 12 Commitments and Contingencies

a) Lease commitments for base rental payments for offices that expire through 2007 are as follows:

| | $ |
|---|---|
| 2005 | 37,000 |
| 2006 | 39,000 |
| 2007 | 39,000 |
| 2008 | 32,000 |

b) The company has annual rental payments to maintain its exploration rights on the Blackfeet tribal mineral acres as follows:

| | $ |
|---|---|
| 2005 | 670,000 |
| 2006 | 365,000 |
| 2007 | 365,000 |
| 2008 | 365,000 |

Under its agreement with the Blackfeet Tribe, the Company has a commitment to drill 2 wells each year through to April 18, 2008.

C) The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

## 13 Segmented information

In 2004 and 2003, the Company's business was conducted in Canada and the United States.

| | Canada $ | United States $ | Total $ |
|---|---|---|---|
| December 31, 2003 | | | |
| Revenue by geographic segment | 33,766 | - | 33,766 |
| Segment loss for the period | 1,272,646 | - | 1,272,646 |
| Identifiable assets | 1,027,612 | 14,382,937 | 15,410,549 |
| December 31, 2004 | | | |
| Revenue by geographic segment | 1,635 | - | 1,635 |
| Segment loss for the period | 1,635,589 | 11,805,569 | 13,441,158 |
| Identifiable assets | 635,623 | 5,116,655 | 5,752,278 |

Revenues of the Company's US subsidiary have been capitalized as described in note 5.

## 14 Supplemental Cash Flow information

| **Cash flow information** | **2004** $ | **2003** $ |
|---|---|---|
| Interest paid | 251,440 | 482,195 |
| **Non cash financing activities** | | |
| Shares issued to convert debt and extend term | 3,671,200 | - |
| Shares issued to repay shareholders loan | 833,778 | - |
| Shares issued to pay interest on debt | 55,141 | - |
| Equity portion of 10%debenture | 80,000 | - |
| Decrease in long term debt | (3,210,000) | - |
| Increase in deferred charges | (541,200) | - |
| Decrease in shareholders loan | (833,778) | - |

## 15 Subsequent events

The Company was disputing an invoice for $215,000 US from a drilling service company for services provided. On February 7, 2005 the company signed a Release and Settlement Agreement with the drilling service company and in settlement issued a promissory note for $205,000 US due and payable by December 31, 2005 and bearing interest at a rate of 5% per annum. As at December 31, 2004, the Company has recorded the $205,000 owing in accounts payable and accrued liabilities.

Pursuant to an amendment, signed in March, 2005, by the Blackfeet Tribe, the Company's exploration rights and commitments to the tribal mineral lands changed significantly. Under the terms of the amendment the company surrendered its future exploration rights and commitments in the 150,000 acres of Western Lands. The Company will continue to maintain its rights in the 100,000 acres of Eastern Lands and per the agreement the Company negotiated an extension to the annual 2 well drilling commitment from April 18th to September 1st for 2005 and the following 2 years. The extension of the drilling commitment to September 1st does not apply to 2008. The Eastern Lands $300,000 US annual rental fee, due each April 18th, for the term of the lease remains unchanged. However, pursuant to the amendment a one time additional fee of $250,000 US is payable to the Tribe by April 18, 2005 making the Company's total commitment at that date $550,000 US.

Pursuant to the terms of an agreement with Aquilon Capital Corp. (formerly the MMI Group Inc.) dated March 12, 2005, the terms of repayment of the 10% secured debenture in the amount of $1,971,575 have been revised. Under the terms of the new agreement, Aquilon has agreed to settlement of a portion of the debenture ranging from a minimum of $800,000 to a maximum of $971,574 in return for an assignment of the net revenues for the life of the production from the Company's producing oil and gas wells in the Palmer/Tesoro Unit and the Kye Trout Field. The final amount of the debenture settled will be calculated at four times the annualized net revenues over a 90-day period commencing March 1, 2005. In settlement of the remaining portion of the debenture of $1,171,574 to $1,000,000, Aquilon will take a senior secured convertible debenture, bearing an interest rate of 10% per annum, interest payable quarterly in cash or common shares, maturing on the anniversary of the next Corporate financing and convertible into common shares of the Company on the same terms and price as set in the next Corporate financing. This debenture is also redeemable by the Company, with payment in common shares of the Company, based on the same terms negotiated in a contemplated corporate financing subsequent to the April 2005 funding referenced above. The redemption privilege of the company at the time of the second Corporate financing is subject to raising a minimum of $750,000.

**Exhibit 2.6 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2003, together with the auditor report thereon;**

# K2 Energy Corp.

Consolidated Financial Statements
**December 31, 2003**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 7, 2004

## Auditors' Report

**To the Shareholders of**
**K2 Energy Corp.**

We have audited the consolidated balance sheet of **K2 Energy Corp.** as at December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Calgary, Alberta

# K2 Energy Corp.
Consolidated Balance Sheet
**As at December 31, 2003**

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash | 780,754 | 3,711,719 |
| Accounts receivable | 143,493 | 76,959 |
| Prepaid expenses and deposits | 63,247 | 69,990 |
| | 987,494 | 3,858,668 |
| **Note receivable** (note 3) | - | 133,874 |
| **Deposit** (note 4) | 456,000 | - |
| **Property, plant and equipment** (note 5) | 13,461,495 | 7,611,964 |
| **Deferred financing charges** | 249,416 | 394,328 |
| | 15,154,405 | 11,998,834 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 655,511 | 513,869 |
| 9.5% debenture (note 6) | 1,920,125 | - |
| | 2,575,636 | 513,869 |
| **9.5% debentures** (note 6) | 3,056,588 | 4,911,967 |
| | 5,632,224 | 5,425,836 |
| **Shareholders' Equity** | | |
| **Capital stock** (note 7) | 33,297,133 | 29,032,188 |
| **Equity portion of 9.5% debentures** (note 6) | - | 364,107 |
| **Contributed surplus** (note 6) | 364,107 | - |
| **Deficit** | (24,139,059) | (22,823,297) |
| | 9,522,181 | 6,572,998 |
| | 15,154,405 | 11,998,834 |

**Going concern assumption, commitments, and contingencies** (note 1) **and subsequent events** (note 11)

**Approved by the Board of Directors**

_______________________ Director _______________________ Director

# K2 Energy Corp.
Consolidated Statement of Loss and Deficit
**For the year ended December 31, 2003**

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| **Revenue** | | |
| Interest and other income | 33,766 | 35,760 |
| **Expenses** | | |
| General and administrative | 553,493 | 562,507 |
| Deemed interest expense | - | 25,810 |
| Debenture interest expense | 611,166 | 363,847 |
| Depreciation and amortization | 150,995 | 100,409 |
| Write-down of oil and gas properties | - | 2,900,000 |
| Write-down of note receivable | 33,874 | - |
| | 1,349,528 | 3,952,573 |
| **Loss for the year** | (1,315,762) | (3,916,813) |
| **Deficit – Beginning of year** | (22,823,297) | (18,906,484) |
| **Deficit – End of year** | (24,139,059) | (22,823,297) |

# K2 Energy Corp.

Consolidated Statement of Cash Flows

**For the year ended December 31, 2003**

| | 2003 $ | 2002 $ |
|---|---|---|
| **Cash provided by (used in)** | | |
| **Operating activities** | | |
| Loss for the year | (1,315,762) | (3,916,813) |
| Items not affecting cash | | |
| Depreciation and amortization | 150,995 | 100,409 |
| Non-cash accretion and interest charges | 113,225 | 91,884 |
| Write-down of oil and gas properties | - | 2,900,000 |
| Write-down of note receivable | 33,874 | - |
| Stock-based compensation to non-employees (note 7(c)) | 40,179 | 17,840 |
| | (977,489) | (806,680) |
| Changes in non-cash working capital balances | (112,111) | 165,780 |
| | (1,089,600) | (640,900) |
| **Financing activities** | | |
| Decrease in long-term debt | - | (960,000) |
| Issue (payment) of 9.5% debentures | (48,479) | 5,210,000 |
| Financing charges | - | (62,060) |
| Issue of common stock | 4,324,766 | 3,699,533 |
| | 4,276,287 | 7,887,473 |
| **Investing activities** | | |
| Deposits | (456,000) | - |
| Expenditures on property, plant and equipment | (5,855,614) | (3,209,644) |
| Changes in non-cash working capital balances | 193,962 | (1,139,650) |
| | (6,117,652) | (4,349,294) |
| **Increase (decrease) in cash** | (2,930,965) | 2,897,279 |
| **Cash – Beginning of year** | 3,711,719 | 814,440 |
| **Cash – End of year** | 780,754 | 3,711,719 |
| **Supplemental information** | | |
| Interest paid | 482,195 | 297,773 |

## 1 Basis of presentation, commitments and contingencies

### a) General

These financial statements have been prepared on the going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2003, the company had a working capital deficiency of $1,588,142 (2002 – surplus of $3,344,799), long-term debt in the principal amount of $3,056,588 (2002 – $4,911,967) and an accumulated deficit of $24,139,059 (2002 – $22,823,297).

The company's activities over the past seven years have been primarily directed towards the acquisition, exploration and development of oil and gas properties on the Blackfeet Indian Reservation ("Reservation") in northern Montana. The company's primary asset is the rights to a large block of exploratory acreage on the Reservation where exploration activity is continuing. As of December 31, 2003, the company had expended $13,378,393 on the acquisition and exploration of its oil and gas properties in Montana, net of recoveries and write-downs.

The company currently receives limited revenue from oil production in Montana and has incurred significant losses during the past five years. During 2002, the company recorded a write-down in the amount of $2,900,000, of the carrying costs of its oil and gas properties in Montana.

The company's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its Montana properties and ultimately achieve commercial production in the area sufficient to recover its investment of $13,378,393 See (c) below and note 11.

The settlement of the Miller/K2 lawsuits noted below has resulted in the potential for significant joint venture activity on all acreages held by the company. The directors and officers of the company, have in the last half of 2003, determined to use a business strategy of utilizing joint ventures to increase the company's oil and gas exploration and development activity to exploit the unrealized value in its raw land exploration base. The use of farm out joint ventures will decrease the use of company capital and reduce significantly the exploration risk.

As a result of this strategy the company has, in February, 2004, entered into a farm-out joint venture with Zargon Oil and Gas Ltd. (see note 11a), and is holding discussions with various other third parties. The company has also drilled three of the five wells required under its drilling obligations. Zargon is drilling one exploratory well and will commence the required final well in early May. The company is currently evaluating the three wells for commercial potential (see note 11b).

The company has also, in April, taken steps to meet and alleviate its debt and other obligations so as to further fund its ongoing exploration and development program. The company has obtained agreements with certain debenture holders to convert their debentures into common stock (see note 11c). The company has also announced a rights offering, the proceeds of which will be used to retire its remaining debenture, and for working capital (see note 11d).

Staff of the Alberta Securities Commission and the Ontario Securities Commission have expressed concerns regarding the current valuations of the company's properties. As noted above, the company is carrying out various drilling activities to determine the economic potential of its properties as well as evaluation of seismic data and continuing analysis of historic drilling results. The company believes that the fair value of its properties exceeds the carrying value, however, a write down in the carrying values of the company's properties may be required as a result of such activities and the write down may be significant. The company is in the process of retaining an independent resource evaluator to provide an independent analysis of the value of the company's properties and to provide a reserve analysis and study where applicable. This evaluation may also result in a write down in the carrying values of the company's properties and the write down may be significant.

**b) K2 Blackfeet agreement**

The company owns the rights to explore for approximately 250,000 tribal mineral acres of land on the Blackfeet Indian Reservation in northern Montana.

The company holds its rights to the approximately 250,000 tribal mineral acres of land under the terms of an Indian Mineral Development Agreement originally signed with the Blackfeet Tribe in 1997 (the "1997 K2/Blackfeet IMDA") as amended in January 2003 (the "Amended K2/Blackfeet IMDA").

Under the terms of the 1997 K2/Blackfeet IMDA, K2 agreed to pay to the Blackfeet Tribe an aggregate of U.S. $3,000,000 for the first five year "Exploration Phase" of the 1997 K2/Blackfeet IMDA. The final U.S. $600,000 payment was made to the Blackfeet Tribe by K2 on May 1, 2002.

Under the terms of the Amended K2/Blackfeet IMDA, the company paid a U.S. $1,000,000 land bonus to the Blackfeet Tribe on April 23, 2003 in consideration for the rights to an additional 100,000 tribal mineral acres of land on the Reservation.

Under the terms of the Amended K2/Blackfeet IMDA, the company is obligated to drill a total of nineteen wells on the lands over a five year "Exploration Phase" commencing April 18, 2003 through April 18, 2008. Five wells are required to be drilled by April 18 of each year for the first three years of the Exploration Phase (three on the company's Western Land Block and two on the company's Eastern Land Block). During years four and five, the Amended K2/Blackfeet IMDA requires two wells to be drilled by April 18 of each year on the company's Eastern Land Block. Under the terms of the Agreement, the company has the ability to request an extension to the above drilling commitments, provided that such extension does not exceed one year and the approval for such extension from the Blackfeet Tribe is not to be unreasonably withheld. For each "obligation well" drilled, the company earns the right to convert, at any period during or at the end of the "Exploration Phase", 10,000 tribal mineral acres to a five year oil and gas lease, referred to as the "Development Phase" for the 19 obligation wells, plus credit has been granted for six previously drilled obligation wells under the 1997 K2/Blackfeet IMDA, totalling 250,000 tribal mineral acres.

The company has agreed to pay a U.S. $300,000 annual land rental during the "Exploration Phase" of the Amended K2/Blackfeet IMDA commencing in 2004, with U.S. $300,000 having been paid by the company on April 15, 2004. Following the conversion to lease, as described above, the company will be obligated to pay a U.S. $2 per acre annual rental for all minerals not held by production until the expiry of the five year "Development Phase".

The Amended K2/Blackfeet IMDA provides that during the term underlying lease(s), all royalties and taxes payable by K2 in respect of its production (with the exception of corporate income taxes) cannot exceed 35% of gross revenues therefrom.

The drilling commitments can be summarized as follows:

i) Five wells each year for the first three years of the "Exploration Phase", three on the company's Western Land Block and two on the company's Eastern Land Block.

ii) Two wells per year for the last two years of the "Exploration Phase", both wells to be drilled on the company's Eastern Land Block.

**c) Miller litigation settlement**

In May 2003, the company entered into a settlement agreement with Miller Exploration Company, for the complete dismissal and discharge of reciprocal lawsuits filed in Blackfeet Tribal Court in Browning, Montana. Within the settlement, Miller and K2 resolved all matters between themselves on the basis of a) dismissal of the above-mentioned pending tribal lawsuits, b) termination of the K2 Miller Exploration and Development Agreement dated June 17, 1998, and c) a mutual release of claims for all alleged acts or omissions of the other party prior to the date of the mutual release agreement. No further consideration on the part of either party was conveyed. Also, as part of the settlement, Miller has released all claims to the K2/Blackfeet Indian Mineral Development Agreement, and correspondingly, K2 has acknowledged no interest in the Miller/Blackfeet Indian Mineral Development Agreement.

**d) Commitments**

In addition to the foregoing, the company has a lease which expires on October 31, 2008 for office space. Annual lease payments are as follows:

| | $ |
|---|---|
| November 1, 2003 – October 31, 2004 | 33,553 |
| November 1, 2004 – October 31, 2005 | 36,248 |
| November 1, 2005 – October 31, 2008 | 38,943 |

## 2 Significant accounting policies

### a) Reclassification

Certain of the prior year's figures have been reclassified to conform with the current year's financial statement presentation.

### b) Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, K2 America Corp ("K2 America"). K2 America was incorporated under the General and Business Corporate Law of the State of Montana on November 16, 1995.

### c) Oil and gas operations

The company's oil and gas activities are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

### d) Other property and equipment

Office furniture and equipment is recorded at cost and depreciated on a straight-line method over the estimated useful lives of the assets at rates varying from three to ten years.

### e) Foreign currency translation

Operations of the US subsidiary are considered to be integrated and therefore the financial statements of the subsidiary, which are prepared in US dollars, are included in these consolidated financial statements on the basis that monetary assets and liabilities are translated at the exchange rate in effect at year end, non-monetary assets and liabilities are translated at historical rates and revenues and expenses are translated at the average exchange rate for the period.

### f) Income taxes

The company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

**g) Stock options**

The company has a stock option plan under which the company may grant options to directors, officers, employees and consultants to purchase common shares of its capital stock (see note 7). No compensation costs are recognized in the accounts when stock options are granted to directors, officers and employees. Consideration paid on the exercise of options is credited to share capital. Stock options and warrants issued to non-employees are valued using the Black-Scholes option pricing model (see note 7(c)) and the resultant cost is credited to share capital over the life of the option and warrant.

**h) Deferred financing charges**

Deferred financing charges represent costs incurred in connection with the issue of the 9.5% debentures and are being amortized on a straight-line basis over the respective terms of the debentures.

## 3 Note receivable

During the year the company wrote the note receivable down to its recoverable amount, and, pursuant to the terms confirmed in the subsequent event (note 12e), transferred the remaining balance to shareholders' equity.

## 4 Deposit

As part of the finalization of the Amended Agreement with the Blackfeet Nation, the company has placed a deposit of $456,000 (U.S. $300,000), with the Bureau of Indian Affairs-Blackfeet Agency to cover the costs of future site restoration and abandonment liabilities. This deposit is considered to be refundable, subject to application for refund, which may or may not be granted. Accordingly, the deposit is shown as a long-term asset.

## 5 Property, plant and equipment

| | December 31, 2003 | | |
|---|---|---|---|
| | Cost $ | Accumulated amortization $ | Net $ |
| Oil and gas properties | | | |
| US cost centre | 28,738,393 | 15,360,000 | 13,378,393 |
| Buildings and equipment | 435,316 | 352,214 | 83,102 |
| | 29,173,709 | 15,712,214 | 13,461,495 |

| | December 31, 2002 | | |
|---|---|---|---|
| | Cost<br>$ | Accumulated amortization<br>$ | Net<br>$ |
| Oil and gas properties | | | |
| US cost centre | 22,765,998 | 15,360,000 | 7,405,998 |
| Buildings and equipment | 627,091 | 421,125 | 205,966 |
| | 23,393,089 | 15,781,125 | 7,611,964 |

**United States properties**

During 2003, the company incurred $5,972,395 of costs (2002 – $3,167,000) on property acquisitions and exploration work on the Blackfeet Reservation, resulting in accumulated costs of $13,378,393 at December 31, 2003, after cost recoveries and write-downs.

At December 31, 2003, through the Amended Agreement with the Blackfeet Nation, the company's interest in the area were comprised of:

a) A 100% interest in approximately 150,000 tribal mineral acres, and an ability to lease an additional approximate 190,000 acres of non-tribal lands on its Western Land Block.

b) A 100% interest in 100,000 tribal mineral acres, and an ability to lease an additional approximate 100,000 acres of non-tribal lands on its Eastern Land Block.

c) A separate 100% interest in two (2002 – three) existing oilfield properties on the Blackfeet Reservation from which a limited amount of oil production was received in 2003 and 2002.

Activities in this area are regarded to be in the pre-production stage and accordingly, all costs incurred in this cost centre, net of revenues, have been capitalized. During 2003, operating expenses (net of revenues) of $638,580 were capitalized (2002 – $448,000).

During 2003, the company capitalized $537,628 (2002 – $558,589) of overhead costs relating to exploration activities in its US cost centre.

## 6 9.5% Debentures

The two debenture financings outstanding at December 31, 2003 are comprised of:

a) $1,951,521 principal amount of 9.5% secured debentures, due May 31, 2004, together with no common share purchase warrants (December 31, 2002 – 3,000,000 common share purchase warrants). The debenture is secured by a first fixed charge on the company's properties in the Kye Trout and Palmer Fields in Montana, and a registered first charge on all accounts receivable generated by the wells. Interest is payable quarterly and principal payments are to be made periodically equal to 50% of the revenue generated by the wells. Outstanding principal amounts are repayable at any time, without penalty, at the option of the company.

b) $3,210,000 principal amount of 9.5% unsecured debentures, due December 31, 2007, together with no common share purchase warrants (December 31, 2002 – 4,282,140 common share purchase warrants). Interest is payable annually on December 31 of each year. The debentures are redeemable at any time prior to June 30, 2004 at a price of 110% of the principal amount, and after June 30, 2004, at par, provided that the common shares of the company have traded on the Toronto Stock Exchange at a weighted average closing price of more than $1.00 per share for 30 consecutive trading days.

| | Due May 31, 2004 $ | Due December 31, 2007 $ | Total $ |
|---|---|---|---|
| Proceeds of debentures | 2,000,000 | 3,210,000 | 5,210,000 |
| Less: Equity component | (150,000) | (214,107) | (364,107) |
| Net value of liability component | 1,850,000 | 2,995,893 | 4,845,893 |
| 2002 accretion of liability component (i) | 43,707 | 22,367 | 66,074 |
| Balance – December 31, 2002 | 1,893,707 | 3,018,260 | 4,911,967 |
| 2003 accretion of liability component (i) | 74,897 | 38,328 | 113,225 |
| Principal repayments | (48,479) | - | (48,479) |
| Balance – December 31, 2003 | 1,920,125 | 3,056,588 | 4,976,713 |

(i) Included in debenture interest expense.

 000338

**Share purchase warrants**

During the year, and pursuant to the debenture terms, the company had outstanding share purchase warrants representing the rights to acquire an aggregate 7,282,140 common shares of the company on, or before, June 30, 2003 at a price of $0.75 per share.

The company made an offer to the holders of the warrants to extend the expiry dates for one-third (ie 2,427,380) of the warrants to September 30, 2003 and for one-third to December 31, 2003, at exercise prices of $0.60 and $0.75 per share, respectively. In order to receive the amended terms, warrant-holders had to agree, on, or before, June 15, 2003, to 1) effectively exercise the remaining one-third of their warrants on June 30, 2003, at $0.50 if the market price of the common shares was at, or exceeded, $0.50 on that date, or 2) if less than $0.50 on that date, then the warrant holder had to participate in a private placement financing to acquire common shares in a dollar amount equivalent to what would have been invested in 1) above, at a purchase price equal to the weighted average trading price of the common shares over the 20 trading days ended June 29, 2003.

Warrant-holders representing 6,188,259 warrants agreed to the amended terms, and subsequent to June 30, 2003, and pursuant to 2) above, the company completed a private placement financing and issued 2,743,026 common shares at a price of $0.376 per share for aggregate proceeds of $1,031,378. Per the amended terms there remained 2,062,753 outstanding share purchase warrants expiring September 30, 2003 at a price of $0.60 and 2,062,753 outstanding share purchase warrants expiring December 31, 2003, at a price of $0.75.

None of the original share purchase warrants or the amended share purchase warrants were exercised and all have expired as of December 31, 2003. Accordingly the equity portion of the debentures has been written off to contributed surplus.

## 7 Capital stock

**a) Authorized**

Unlimited number of common voting shares

**b) Issued**

| | Number of shares | Amount $ |
|---|---|---|
| Balance – December 31,2001 | 42,851,513 | 24,898,015 |
| Shares issued for cash | | |
| On exercise of stock options | 33,333 | 15,000 |
| On exercise of share purchase warrants | 1,815,500 | 907,750 |
| On private placement financings | 6,904,318 | 2,803,000 |
| In payment of debenture financing commissions | 694,667 | 416,800 |
| Share issue expenses | - | (26,217) |
| Warrants issued to non-employees | - | 17,840 |
| Balance – December 31, 2002 | 52,299,331 | 29,032,188 |
| Shares issued for cash on private placement financings | 7,801,745 | 3,330,017 |
| Shares issued for cash on a private placement pursuant to amended term of share purchase warrants | 2,743,026 | 1,031,378 |
| Share issue expenses | - | (36,629) |
| Stock options granted to non-employees | - | 40,179 |
| Balance – December 31, 2003 | 62,844,102 | 33,397,133 |
| Treasury shares | (406,100) | (100,000) |
| | 62,438,002 | 33,297,133 |

**c) *Stock options***

Under the company's Stock Option Plan, the company may grant options to purchase up to 7,000,000 common shares of its capital stock. The options generally vest over a period of four years with expiry dates four years from the date of vesting.

 

A summary of the status of the stock options outstanding under the company's Stock Option Plan as of December 31, 2003, and changes during the years ending on those dates is presented below:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price $ | Number of options | Weighted average exercise price $ |
| Outstanding at January 1 | 5,606,668 | 0.62 | 4,592,840 | 0.66 |
| Granted | 1,292,839 | 0.40 | 1,197,161 | 0.49 |
| Exercised | - | - | (33,333) | 0.45 |
| Cancelled | (2,462,840) | 0.64 | (150,000) | 0.87 |
| Outstanding at December 31 | 4,436,667 | 0.55 | 5,606,668 | 0.62 |
| Exercisable at December 31 | 3,006,788 | 0.61 | 3,763,797 | 0.72 |

The following table summarizes information about stock options outstanding at December 31, 2003:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Exercise prices $ | Number of options | Average remaining life in years | Weighted average exercise price $ | Number of options | Weighted average exercise price $ |
| 0.265 to 0.50 | 2,711,667 | 3.05 | 0.39 | 1,782,497 | 0.42 |
| 0.51 to 1.60 | 1,725,000 | 3.23 | 0.79 | 1,224,291 | 0.89 |
| 0.265 to 1.60 | 4,436,667 | 3.12 | 0.55 | 3,006,788 | 0.61 |

Had the Company adopted the "fair-value" based method of accounting, the compensation costs for stock options granted in 2003 would have amounted to $224,812 ($0.004 per common share) and the loss for the year ended December 31, 2003 would have increased accordingly.

The fair value of the options granted in 2003 was estimated at the date of grant using the Black-Scholes option pricing model, with the following assumptions:

| | |
|---|---|
| Risk-free interest rate | 3.10% |
| Weighted average expected life in years | 2.95 |
| Volatility factor of expected market price | 0.70 |
| Expected dividend yield | - |

Options and warrants issued to non-employees are valued at the end of each quarter using the Black-Scholes model. As at December 31, 2003, the resultant cost is $40,179 (2002 – $17,840) and this amount has been recorded in the financial statements.

**d) Share purchase warrants**

As of December 31, 2003, there were 300,000 common shares reserved for issuance on the exercise of share purchase warrants up to June 30, 2004 at a price of $0.75 per share (December 31, 2002 – 7,638,940 share purchase warrants up to June 30, 2003, at an average price of $0.74 per share).

## 8 Income taxes

The income tax provision differs from the expected tax recovery calculated by applying the combined Canadian federal and provincial corporate tax rates to the loss before income taxes. These differences are accounted for as follows:

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| Loss before income taxes | (1,315,762) | (3,916,813) |
| Corporate tax rate | 40.62% | 42% |
| Calculated income tax recovery | (534,463) | (1,645,061) |
| Increase in taxes resulting from – | | |
| Future tax benefits not recognized | 534,463 | 1,645,061 |
| Provision for income taxes | - | - |

As of December 31, 2003, the company has unused Canadian tax pool balances and losses totalling approximately $10.6 million available for income tax purposes, of which approximately $3.6 million represented tax losses expiring over the years 2006 to 2011 (2002 – total $9.6 million). In addition, the company's US subsidiary had unused US tax deductions, including losses, totalling approximately US $20.2 million, of which approximately US $13.0 million represented tax losses expiring from time to time to 2021 (2002 – total US $18.1 million).

As at December 31, 2003, the benefit of the above losses and unused tax pools are not reflected in the financial statements as there is significant doubt that these benefits will be realized.

## 9 Loss per share

| | 2003 | 2002 |
|---|---|---|
| Loss per common share | $(0.03) | $(0.09) |
| Weighted average number of shares outstanding | 52,426,604 | 44,529,000 |

The effects of outstanding stock options and common share purchase warrants are anti-dilutive.

## 10 Segmented information

In 2003 and 2002, the company's business was conducted in Canada and the United States.

| | Canada $ | United States $ | Total $ |
|---|---|---|---|
| December 31, 2003 | | | |
| Revenue by geographic segment | 33,766 | - | 33,766 |
| Segment loss for the period | 1,315,762 | - | 1,315,762 |
| Identifiable assets | 1,027,612 | 14,126,793 | 15,154,405 |
| December 31, 2002 | | | |
| Revenue by geographic segment | 35,760 | - | 35,760 |
| Segment loss for the period | 1,016,813 | 2,900,000 | 3,916,813 |
| Identifiable assets | 4,273,328 | 7,725,506 | 11,998,834 |

Revenues of the company's US subsidiary have been capitalized as described in note 5.

## 11 Financial instruments

The company's financial instruments recognized in the balance sheets consist of accounts receivable, note receivable, accounts payable and 9.5% debentures. The fair values of the financial instruments other than the 9.5% debentures approximate their carrying amounts due to the short-term maturity of these instruments.

The company's 9.5% debentures were issued in 2002 together with common share purchase warrants and, thus, were deemed to contain equity and debt components; accordingly, a portion of 9.5% debentures was classified as equity (note 6). The company is not exposed to significant interest rate risk.

## 12 Subsequent events

a) On February 19, 2004, the company entered into a farm-out joint venture agreement with a U.S. subsidiary of Zargon Oil and Gas Ltd. ("Zargon") involving the company's "Triangle Zone" interests on the Reservation. Zargon is obligated to drill two exploratory wells on the property by May 18, 2004 (as extended by the company), with an option to drill three additional wells before April 18, 2005. Upon completion of the first two wells, Zargon will earn a 50% interest in the company's rights to the tribal mineral acres and whatever non-tribal acreage the company leases on two nine-section blocks of land on the Reservation. If all five wells are drilled, Zargon will earn 50% interest in the company's rights to the tribal mineral acres and whatever non-tribal acreage the company leases in an area of mutual interest totalling 153,000 acres on the Reservation. Drilling by Zargon commenced in early April 2004 and is expected to be completed between April 18 and May 18, 2004.

b) On March 22, 2004, the company commenced, and has subsequently completed, the drilling of two shallow gas wells in the Palmer area, in which a pipeline exists in the immediate area. A third well has also been completed in the Central Block acreage on the Reservation. The targeted depth of these wells ranged from 1,500 to 2,750 feet. The three wells are currently being tested and evaluated for commercial viability.

Under the amended K2/Blackfeet Agreement, the company has the right to request an extension to its drilling obligation completion dates upon written request and payment of an extension fee computed in accordance with the terms of such agreement, with the consent for such extensions not to be unreasonably withheld by the Blackfeet tribe. In this regard, the company has requested in writing an extension of one month of its April 18, 2004 drilling obligation completion date, related to the second well to be drilled by Zargon. The Blackfeet tribe has not yet responded to the request for such extension.

c) On April 1, 2004, the company entered into conversion agreements with holders of $3,110,000 of its 9.5% retail debentures due on December 31, 2007. The agreement provides for conversion into K2 common shares at a deemed price of $0.30 per common share or 3,333 shares per $1,000 of principal, plus common shares in lieu of accrued interest owing to March 31, 2004 equal to 79 shares per $1,000 of principal.

In addition, for interest forgone, the debenture holders will receive warrants equal to 50% of the number of shares received from the conversion of principal and accrued interest owing under their debenture. Each warrant will be exercisable for one share at a price of $0.35 on or before September 30, 2004, and thereafter at a price of $0.70 until December 31, 2004, at which time the warrants will expire.

The total number of common shares and warrants issued in connection with this transaction is 10,611,320 and 5,305,660 respectively. The shares and the shares underlying the warrants will be subject to a hold period from the date of issuance until four months and a day following the date of issuance.

d) On April 19, 2004, the company announced that it is making a rights offering, pursuant to which common shareholders will be able to subscribe for up to an aggregate of 18,497,606 common shares at a price of $0.22 per share. Each common shareholder of record at April 28, 2004, will be issued one right for each common share held. A holder of rights will be entitled to subscribe for one fully paid and non-assessable common share for each four rights held at a price of $0.22 per common share at or before expiry time on May 20, 2004. Rights not exercised at or before the expiry time will be void and have no value.

The company's directors and officers, who hold an aggregate of 12,860,767 common shares directly and indirectly, have indicated they intend to exercise all of the rights they receive under the offering, resulting in the issuance to them of an aggregate of at least 3,215,192 common shares. They may also subscribe for additional common shares under the Additional Subscription Privilege.

If the total number of rights (73,990,442) are exercised, it will result in the issuance of 18,497,606 common shares with gross proceeds of $4,069,473, before deduction of expenses of the offering estimated at $275,000. Subsequent to year end, two of the company's directors have loaned an aggregate of $851,089 to the company to provide it with working capital until the rights offering closes. The loans are payable on demand and are non-interest bearing until the earlier of (a) the closing of the rights offering and (b) July 13, 2004, at which time and thereafter they will bear interest at a rate of 9.5% per annum. These directors have indicated that they will have the indebtedness of the company to them for such loans be applied against their subscriptions for common shares under the rights offering. Accordingly, the net proceeds will be reduced by such amount.

The company will use a portion of the net proceeds of the offering towards the retirement of its remaining debentures, with any remaining proceeds to be added to working capital, and used to fund ongoing overhead and exploration and development costs, including a seismic program.

e) The company has signed a mutual release related to the demand note receivable from a former officer and director. On April 16, 2004 the company received 406,100 common shares of the company in settlement of the note.

f) Subsequent to the rights offering, the company reached a conversion agreement with the holder of the final $100,000 of the 9.5% retail debentures, which was subject to the same conversion terms as the other debenture holders. Subsequent to April 28, 2004, the company issued 341,200 common shares and 170,600 warrants to this debenture holder.

## 13 Potential litigation

The company recently received an invoice of U.S. $450,000 from the United States Bureau of Indian Affairs (BIA) relating to an annual land rental said by the BIA to be payable under the original 1997 K2/Blackfeet Agreement. The company believes that no annual land rental is due under such agreement as the company takes the position that such agreement was expressly superceded by the Amended K2/Blackfeet Agreement, and as a result, land rental payments are only due under the Amended K2/Blackfeet Agreement. The Amended K2/Blackfeet Agreement requires that an annual land rental payment of U.S. $300,000 be paid on April 18, 2004, and this has been paid. The company's legal counsel in the United States has sent a letter to the BIA stating that no land rental payments are owed under the original 1997 K2/Blackfeet Agreement, and requesting a legal basis from the BIA's legal counsel for the invoice. The BIA has not responded to such letter at this time.

However, the company was subsequently informed that the Blackfeet Tribal Council had resolved that K2 should relinquish the lands K2 has the right to explore under the Indian Mineral Development Agreement as a result of K2 not completing certain drilling obligations under the agreement by the April 18th deadline, notwithstanding the fact that K2 had requested an extension to such deadline, which the Blackfeet Tribe could not unreasonably withhold its consent to under the terms of the agreement, and attempted to deposit the sum required under the agreement in respect of the extension before the deadline. Upon notification of such resolution, K2 met with the Blackfeet Tribe to discuss the issues and verbally agreed that the Blackfeet Tribal Council would rescind its resolution requiring K2 to relinquish the lands and would resolve that the requested extension be accepted and K2 would pay the US $450,000 annual land rental upon execution of a mutually acceptable agreement. To date K2 understands that the necessary resolutions have been passed by the Blackfeet Tribal Council and an agreement is currently being drafted between K2 and the Blackfeet Tribe to formalize the foregoing.

The company is also disputing an invoice for U.S. $215,000 from a drilling service company for services provided. The dispute is set for trial in November 2004 in the United States federal court in Montana. The company estimates its exposure in respect of such dispute at U.S. $120,000.

# Exhibit 2.7 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2003.

000348

# K2 Energy Corp.

2003 Management's Discussion & Analysis

484559.v1

## MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the historical financial and operating results of K2 Energy Corp. (the "Corporation" or "K2") and should be read in conjunction with the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the notes thereto all of which has been prepared in accordance with Canadian generally accepted accounting principles. Readers should be aware that the following discussion and analysis relates in part to the 2002 fiscal year. The date of this Management's Discussion and Analysis is May 7, 2004.

Additional Information relating to the Corporation, including the latest Annual Information Form filed by the Corporation, is available on SEDAR at www.sedar.com.

## FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking statements and assumptions respecting the Corporation's strategies, future operations, expected financial results, financing sources, commodity prices, costs of production and quantum of oil and natural gas reserves and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact issues, risks and uncertainties whether described herein or not, which the Corporation may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Corporation disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

## OVERALL PERFORMANCE

The fiscal year 2003 resulted in a significant shift in corporate strategy for the Corporation. The Corporation's board of directors and senior management determined that increased activity on its oil and gas properties needs to be generated through the establishment of joint ventures with industry partners to work towards transforming unrealized value in the Corporation's raw exploration lands into productive oil and gas assets.

Prior to this shift in corporate strategy, the Corporation had been primarily focused on shallow gas drilling in its Palmer area for Bow Island natural gas. During the fiscal years 2001 and 2002, 12 wells were drilled in this area identifying natural gas hydrocarbons within the Bow Island sand sequences ranging from 1900 to 2500 feet in depth. During the first half of 2003, the Corporation proceeded to fracture stimulate several of these wells and construct a 6 mile, 4" gas pipeline and gathering system for the commencement of production in the area. It was determined that several of these fracture stimulations were unsuccessful resulting in cumulative production rates initially ranging from 125 to 175 mcf/d and eventually declining to rates ranging from 60 to 100 mcf/d net of approximately 40 to 50 mcf/d of compressor fuel gas.

One additional Bow Island well was drilled during the summer of 2003, to better obtain technical information on the reservoir properties within the Palmer field. Additional technical evaluation suggested that a possible pressure depletion or "venting" of these shallow reservoirs occurred from the numerous deeper Cut Bank oil wells within the immediate area. Two wells were drilled subsequent to year-end to evaluate the Bow Island reservoir outside of the established Cut Bank oilfield to determine reservoir properties. The Corporation's lease agreements for two compressors required for the production of the Bow Island natural gas wells expired at the end of March 2004. These two compressors were deemed to be oversized for the Corporation's current production, and were therefore not renewed. A decision to lease one or two new compressor(s) which are more appropriately sized for the Corporation's production capability and to recommence production of these wells will be made following a full evaluation of the two recently drilled wells. These wells are currently under evaluation and additional drilling and completion operations on the part of the Corporation and/or a joint venture partner could be considerably affected from such evaluations. Additionally, possible write-downs could result from the determination of impairment of this project.

Following this shift in corporate strategy, a full evaluation of the economic parameters in the areas of activity was completed and new oil and gas prospects have been developed. It is the intention of the Corporation, as a result of such strategy, to join with other industry partners to actively develop the oil and gas prospects on the Blackfeet Indian Reservation. In view of this change in exploratory approach, previously reported exploratory and development activity has been redirected so as the Corporation focus is on those exploration and development possibilities that would provide the greatest rewards.

During the fall and winter of 2003, the Corporation also undertook to prepare a detailed study of its oil and gas properties in Montana. The purpose of this study was to establish sufficient potential in the project to commit new capital and attract joint venture partners.

As a result of this new strategy, the Corporation entered into a farm-out arrangement with Calgary based Zargon Oil & Gas Ltd. (TSX: "ZAR") on February 19, 2004 involving the Corporation's "Triangle Zone" interests on the Reservation. The joint venture involves the drilling of two initial exploration wells on the property by May 18, 2004 (as extended by the Corporation), with an option to drill three additional wells on or before April 18, 2005.

The Corporation is currently in discussions with other industry partners regarding other possible joint ventures on its lands. As a result of our continuing technical studies, opportunities for additional joint ventures are expected to be available.

## SELECTED ANNUAL INFORMATION

The following table sets forth a summary of the financial highlights of the Corporation for the years ended December 31, 2003, 2002, and 2001.

### Annual Financial Data

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2003** | **2002** | **2001** |
| Revenue | | | |
| Interest and other income | $ 33,766 | $ 35,760 | $ 64,486 |
| Loss for the year[(1)] | (1,315,762) | (3,916,813) | $ (12,946,599) |
| Loss per common share | (0.03) | (0.09) | (0.32) |
| Total assets[(1)] | 15,154,405 | 11,998,834 | 8,369,867 |
| Long-term debt (including current portion), 9.5% Debentures[(2)] | $4,976,713 | $4,911,967 | 934,190 |

Note:

(1) Includes write-downs of the Corporation's U.S. oil and gas properties in the amounts of $2,900,000 and $12,460,000 in 2002 and 2001, respectively.

(2) Subsequent to December 31, 2003, the Corporation entered into agreements with the holders of $3,210,000 of Debentures providing for the conversion of the indebtedness of the Corporation under such Debentures into common shares and common share purchase warrants as more fully described in note 12 (c) of the year-end financial statements and under the section heading "Major Transactions Affecting Financial Results" of this document.

## RESULTS OF OPERATIONS

Pursuant to Managements' change and a shift in corporate strategy, the Corporation, in the last half of 2003, adopted a strategy of seeking joint venture partners to actively develop oil and gas prospects and redirect the focus of these activities on exploring exploration and development plays that would provide the greatest rewards to the Corporation, its shareholders, and the Blackfeet Tribe.

During 2003 the Corporation's oil and gas activities again focused entirely on the Blackfeet Reservation in northern Montana where operations continued in the pre-production stage with ongoing exploration and development work. Commercial production has not commenced, and, accordingly, all costs incurred in the area totaling $5,972,000 in 2003 have been capitalized (2002 - $3,167,000). These costs include a US $1,000,000 bonus payment, costs to construct a pipeline and gathering system, and the costs of drilling and fracture stimulating additional Bow Island shallow gas wells, and exploration overhead expenses. During 2003, operating expenses (net of revenues) of $639,000 were capitalized (2002 - $448,000). Revenues (net of royalties) of US $255,060 in 2003 were netted against capitalized operating expenses.

The Corporation recorded a consolidated loss of $1,315,762 for the year ended December 31, 2003 compared with a loss of $3,917,000 for the year ended December 31, 2002. Included in the losses were write-downs of the carrying costs of the Corporation's oil and gas properties in the amounts of nil and $2,900,000 for 2003 and 2002, respectively. The remaining oil and gas property costs of $13,378,000 at December 31, 2003 substantially represent the direct costs of the Corporation's aggregate land holdings and the expenditures incurred to date relating to the Bow Island gas play on the Reservation.

Overhead costs for the year ended December 31, 2003, totaled $1,091,493 of which $538,000 related to exploration and development activities and has been capitalized. Overhead costs in 2002 totaled $1,104,000, of which $559,000 was capitalized. The decrease in overhead expenses in 2003 was primarily attributable to a reduction in personnel costs, related to a strategy of reducing costs adopted in the last half of 2003.

In 2003, there was no deemed interest charge relating to the Corporation's land payment liability as it has been paid in 2002, (2002 - $26,000). Interest charges on the 9.5% debentures amounted to $611,000 during 2003 of which $113,000 represents the 2003 accretion of the value assigned to the share purchase warrants issued with the debentures. Similar interest charges in 2002 amounted to $364,000, of which $66,000 represented accretion of the value assigned to the share purchase warrants.

## MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

The financial results of the Corporation have been and will continue to be significantly affected by a number of corporate financing and property transactions that were closed in 2003 and 2002. These transactions are summarized below:

### Financial Position and Liquidity

In March and April 2003, the Corporation paid a US $300,000 deposit for future site restoration and abandonment liabilities, and a US $1,000,000 bonus payment as contemplated under the Amended K2/Blackfeet Agreement. In May 2002, the Corporation had paid the final US $600,000 installment of the remaining land payment liability due under the original K2/Blackfeet Agreement.

During 2003 the Corporation was involved in several capital transactions as described below:

a) Common Share Private Placement

Through out the first quarter of 2003 the Corporation completed a series of private placements involving the issue of an aggregate 7,801,745 common shares at prices ranging from $0.40 to $0.43 per share for aggregate proceeds of $3,300,000.

b) Common Share Private Placements Related to Debenture Share Purchase Warrants

During May 2003 the Corporation amended the terms of previously outstanding 7,282,140 common share purchase warrants which had been issued pursuant to the two 9.5% private placement debentures issued in 2002.

Warrant-holders representing 6,188,259 warrants agreed to amended terms, which resulted in no purchase warrants being exercised, and subsequent to June 30, 2003, and pursuant to the terms, the Corporation completed a private placement financing, and issued 2,743,026 common shares at a price of $0.376 per share for aggregate proceeds of $1,031,378.

The above 2003 transactions have increased the Corporation's outstanding common share capital to 62,844,102 shares at December 31, 2003. In addition, the Corporation had a total of 300,000 common share purchase warrants outstanding exercisable up to June 30, 2004, at a price of $0.75 per share and 4,436,667 stock options outstanding exercisable from time to time up to December 22, 2010 at an average price of $0.55 per common share.

A portion of the above proceeds from the above financings have been used to fund the March and April 2003, US $300,000 deposit and US $1,000,000 bonus payment, the cost of a six mile, 4 inch pipeline and related gas gathering facilities, and the Corporation's ongoing exploration and development activities including the drilling and fracture stimulation of Bow Island natural gas wells during the year. As at December 31, 2003, the Corporation had a working capital deficiency of $1,588,000, which deficiency included the current portion of a 9.5% debenture due May 31, 2004, in the amount of $1,920,000 (2002 – working capital surplus of $3,345,000), plus there were outstanding 9.5% debentures in the principal amount of $3,057,000.

Subsequent to December 31, 2003, the Corporation:

a) entered into a farm out joint venture with a U.S. subsidiary of Zargon Oil and Gas Ltd. ("Zargon") involving the Corporation's "Triangle Zone" interests on the Reservation. Zargon is obligated to drill two exploratory wells on the property by May 18, 2004 (as extended by the Corporation), with an option to drill three additional wells by April 18, 2005.

b) commenced and have completed the drilling of two shallow gas wells in the Palmer area, in which a pipeline exists in the immediate area. A third well has also been drilled in the Corporation's Central Block area of the Reservation.

c) entered into conversion agreements with holders of $3,210,000 of its 9.5% retail debentures due on December 31, 2007. The conversion of the indebtedness to equity results in the issuance of 3,333 common shares per $1,000 of principal and 79 common shares per $1,000 of principal in lieu of accrued interest owing to March 31, 2004. In addition, for interest foregone, the debenture holders will receive warrants equal to 50% of the number of shares received from the conversion of principal and accrued interest owing under the debenture.

   The total number of common shares and warrants issued in connection with these transactions is 10,611,320 and 5,305,660 respectively. An additional 535,000 common shares and 267,500 Warrants were issued as commission to the agent in respect of the transaction. Another $100,000 principal was converted after April 30, 2004 which resulted in an additional 341,200 common shares and 170,600 warrants being issued.

d) commenced a rights offering in late April, 2004, pursuant to which common shareholders will be able to subscribe for up to an aggregate of 18,497,606 common shares, at a price of $0.22 per share. Each common shareholder of record at April 28, 2004 was issued one right for each common share held. A holder of rights will be entitled to subscribe for one fully paid and non-assessable common share for each four rights held at a price of $0.22 per common share at or before the expiry time on May 20, 2004.

   The Directors and Officers of the Corporation, who hold and aggregate of 12,860,767 common shares, directly and indirectly, have indicated they intend to exercise all the rights they receive under the offering, resulting in the issuance to them of an aggregate of at least 3,215,192 common shares. Two of the Corporation's directors have loaned an aggregate of $851,089 to the Corporation to provide the Corporation with working capital until the Rights offering closes. The loans are payable on demand and are non-interest bearing until the earlier of (a) the closing of the Rights offering and (b) July 13, 2004, at which time and thereafter they will bear interest at a rate of 9.5% per annum. These directors have indicated that they will have the indebtedness of the Corporation to them under such loans be applied against their subscriptions for Common Shares under the rights offering.

A full discussion of these matters is provided in Note 11 to the financial statements.

**LIQUIDITY – GOING CONCERN**

The Corporation's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2003, the Corporation had a working capital deficiency of $1,588,142 versus a working capital surplus of $3,344,799 as at December 31, 2002.

The Corporation's ability to continue as a going concern is dependent upon it raising additional debt or equity financing and/or the completion of joint venture arrangements with third parties in order to pay overhead costs, continue the exploration and development of its properties and ultimately achieve commercial production.

The Corporation is subject to certain fluctuations and trends, such as market conditions, interest rate levels, commodity prices, and industry conditions which could affect its ability to raise the necessary capital to remain as a going concern. The current commodity price environment has resulted in buoyant market conditions for oil and gas focused companies, however, a significant decrease in commodity prices could have a negative effect. In addition, the Corporation remains focused on exploration of oil and gas prospects and the results of drilling these prospects could materially affect the Corporation's ability to fund capital expenditures.

The Corporation's working capital requirements remains significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Corporation plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties.

The Corporation has an institutional debenture in the amount of $1,920,000 due on May 31, 2004. The Corporation has attempted to extend or convert said debenture into common shares consistent with the conversion of its retail debentures in April 2004. To date, such attempts have been unsuccessful. The Corporation has had discussions with various investment dealers regarding various potential sources of financing for the re-payment of this debenture, which may occur prior to maturity.

In late April 2004, the Corporation commenced a rights offering. Up to 18,497,606 common shares of K2 at a price per share of Cdn. $0.22 may be issued under the rights offering for gross proceeds to K2 of Cdn. $4,069,473. If necessary, the Corporation may use a portion of the net proceeds of the rights offering (estimated to be $3,794,473 if all rights are exercised) towards the retirement of the remaining 9.5% secured debenture, with any remaining proceeds to be added to the Corporation's working capital and used to fund ongoing overhead and exploration and development costs, including a seismic acquisition program. If the above rights offering is unsuccessful, and the Corporation is unable to obtain additional capital financing, a potential default under the terms of the debenture could result. The debenture is secured against certain of the Corporation's assets and although the Corporation expects to be able to re-pay the debenture when due, failure to pay when due could result in the holder realizing on its security which would have a material adverse affect on the Corporation.

## CASH FLOW FROM OPERATIONS

The Corporation currently is in the pre-production stage of exploration and development and thus all costs associated with the exploration and development of its properties are capitalized. The Corporation currently receives limited revenue from oil and gas production in Montana and this revenue is netted against the capitalized costs associated with the properties.

**Bank Debt**

*The Corporation currently has no credit facility with any bank.*

**OUTSTANDING SHARE DATA**

The common shares of K2 trade on the Toronto Stock Exchange under the symbol "KTO". The following table summarizes the common shares issued during early 2004, 2003, and 2002, which are the only class of share outstanding. Such data does not include the common shares issued in connection with the debenture conversion transaction discussed above.

| | *Common Shares* |
|---|---|
| *Balance at December 21, 2001* | *42,851,513* |
| *Exercise of Options* | *33,333* |
| *Private Placements* | *9,414,485* |
| *Balance at December 31, 2002* | *52,299,331* |
| *Exercise of Options* | *-* |
| *Private Placements* | *10,544,771* |
| *Balance at December 31, 2003* | *62,844,102* |
| *Exercise of Options* | *-* |
| *Private Placements* | *-* |
| *Balance at March 31, 2004* | *62,844,102* |

Provision for Future Site Restoration Costs

The Corporation currently does not record a provision for future site restoration costs as it is currently in the pre-production stage. However, as at December 31, 2003 it estimates the total undiscounted liability for abandonment and restoration for all its wells to approximate $573,150. The Corporation has placed with various regulatory agencies bonding requirements totaling USD $383,150 for the purposes of ensuring that these abandonment and site restoration liabilities are provided for.

Petroleum and Natural Gas Properties Ceiling Test

The Corporation's oil and gas operations are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

Staff of the Alberta Securities Commission and the Ontario Securities Commission have expressed concerns regarding the current valuations of the Corporation's properties. As noted above, the Corporation is carrying out various drilling activities to determine the economic potential of its properties as well as evaluation of seismic data and continuing analysis of historic drilling results. The Corporation believes that the fair value of its properties exceeds the carrying value, however, a write down in the carrying values of the Corporation's properties may be required as a result of such activities and the write down may be significant. The Corporation is currently in the process of retaining an independent resource evaluator to provide and independent analysis of the value of the Corporation's properties and to provide a reserve analysis and study where applicable. This evaluation may also result in a write down in the carrying values of the Corporation's properties and the write down may be significant.

## CAPITAL EXPENDITURES AND CAPITAL RESOURCES

The Corporation continues to incur substantial capital expenditures as required to meet its obligations under the K2/Blackfeet Indian Mineral Development Agreement (see "Commitments and Contingencies").

Capital Expenditures

Costs incurred by K2 in respect of land acquisition and retention, exploration and development activities, including the capitalization of exploration overhead and pre-production operating expenses (net of operating revenues), and other equipment additions for each of the last two years are summarized as follows:

| | 2003 | 2002 |
|---|---|---|
| Land acquisition and retention | $ 1,590,821 | $ 296,655 |
| Exploration and development, including exploration overhead and pre-production operating expenses | 4,456,567 | 2,787,920 |
| Office and field equipment (net proceeds on disposition) | (191,774) | 125,069 |
| | $ 5,855,614 | $ 3,209,644 |

## CHANGES IN ACCOUNTING STANDARDS

### Accounting Standards Adopted in 2003

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standards during 2003. The Corporation has chosen to not early adopt the standard and accordingly, the consolidated financial statements for the 2003 calendar year reflects this. Please see notes 7(c) to the consolidated financial statements of the Corporation for further details.

**Accounting Standards to be Adopted in 2004**

Oil and Gas Full Cost Accounting Guideline – "Impairment of Long-Lived Assets"

During 2003 the CICA updated the oil and gas full cost accounting guideline. The new standard takes effect for fiscal years beginning on or after January 1, 2004 or earlier on a voluntary basis. The Corporation has chosen not to early adopt these standards. The main change to standard that affects K2 is how the impairment of petroleum and natural gas properties and equipment is determined, ie. The ceiling test calculation.

The ceiling test calculation is now a two-step process, the first being to identify whether potential impairment exists and the second step being to measure and record and impairment. The first step must be performed annually utilizing the external independent engineering report. In respect of each quarter, a review must be undertaken to determine if there have been any occurrences which would give rise to impairment. The second step must be performed whenever potential impairment is identified by the first step.

The first step identifies potential impairments when the carrying value of petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows from the proved reserves attributable to such properties. For this purpose K2 uses the future net revenue (undiscounted) from its proved reserves as estimated by its independent reserve evaluator using forecast prices and costs.

The second step measures the impairment as the amount by which the carrying value of petroleum and natural gas properties exceeds the fair value of proved and probable reserves attributed to such properties plus the costs of properties to which no probable reserves have been attributed. The determination of fair value will be based to a large extent on the market conditions at such time.

The Corporation's oil and gas operations are conducted solely in the US and are regarded to be in the pre-production stage as exploration and development work continues and planned principal operations have not commenced. Accordingly, all costs incurred in this cost centre have been capitalized and will commence to be amortized once commercial production levels have been attained or written-off if permanent impairment in value has been determined. Minor revenues are offset against capitalized costs until commercial production has commenced.

Reference is hereby directed to the comments made in this document regarding an independent resource evaluation to be conducted.

Asset Retirement Obligation

For the fiscal year beginning on January 1, 2004, the Corporation will adopt the CICA's new section "Asset Retirement Obligations" (Section 3110), as required. This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. Comparative numbers for 2003 and prior periods are to be restated. The Corporation does not anticipate the adoption of this standard to have a material adverse impact on its financial position or results of operations.

National Instrument 51-102("NI 51-102")

The Corporation will be subject to new disclosure requirements as set out in National Instrument 51-102 ("NI 51-102"), which came into effect on March 30, 2004, requiring shorter reporting periods and enhanced disclosure for annual and interim financial statements, management's discussion and analysis, and its annual information form. However, not all of these requirements come into effect on March 30, 2004.

## SELECTED QUARTERLY INFORMATION

| | Year Ended December 31, 2003 | | | | Year Ended December 31, 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Interest Income | 4,686 | 5,628 | 22,434 | 1,018 | 15,033 | 18,513 | 1,920 | 294 |
| Expenses | | | | | | | | |
| General and administrative | 203,673 | 80,852 | 142,951 | 126,017 | 265,206 | 84,880 | 111,717 | 100,704 |
| Debenture interest | 122,943 | 124,150 | 127,538 | 123,310 | 201,853 | 119,612 | 42,382 | - |
| Deemed interest expense | 28,539 | 28,539 | 28,229 | 27,918 | - | - | 7,628 | 18,182 |
| Depreciation and amortization | 38,163 | 38,146 | 37,343 | 37,343 | 37,548 | 40,729 | 16,577 | 5,555 |
| Write-Down of oil & gas properties | - | - | - | - | 2,900,000 | - | - | - |
| Net loss per common share | (0.005) | (0.004) | (0.005) | (0.006) | (0.078) | (0.005) | (0.004) | (0.003) |

## CONTRACTUAL COMMITMENTS

| Contractual Obligations | Payments Due by Period – As at December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 – 3 Years | 4 – 5 years | After 5 years |
| Long term debt (2) | | $1,920,125 | | $3,056,588 | |
| Capital Lease Obligations | | | | | |
| Operating Leases | | $34,000 | $75,191 | $77,886 | |
| Purchase Obligations | | | | | |
| Other Long Term Obligations (1) (3) | | $388,380 | $776,760 | $776,760 | |
| Total Contractual Obligations | | $2,342,505 | $851,951 | $3,911,234 | |

(1) Subsequent to December 31, 2003 the Corporation met with the Blackfeet Tribal Council to discuss certain issues that had arisen between the parties respecting annual land rental payments due by K2 to the Tribe and extensions to deadlines in respect of K2's drilling obligations. As a result of such meeting, K2 verbally agreed to pay the US $450,000 annual land rental payment earlier disputed by K2 if a mutually acceptable agreement between K2 and the Blackfeet Tribe is entered into to deal with other issues between the parties in respect of K2's obligations and rights under the Indian Mineral Development Agreement (IMDA) between K2 and the Blackfeet Tribe. This contemplated payment is in addition to that which is disclosed within the above table under "Other Long Term Obligations".

(2) Subsequent to December 31, 2003, the Corporation entered into agreements with the holders of $3,210,000 of Debentures providing for the conversion of the Corporation's indebtedness under the Debentures into common shares and common share purchase warrants as more fully described in note 12 (c) of the year-end financial statements and under the section heading "Major Transactions Affecting Financial Results" of this document.

(3) All future commitments in US dollars converted at 1.2946 exchange rate

**Commitments and Contingencies**

a) Exploration Commitments

Under terms of the Amended K2/Blackfeet Agreement, the Corporation has the following drilling commitments and obligations:

a) Five wells each year for the first three years of the "Exploration Phase", three on the Corporation's Western Land Block and two on the Corporation's Eastern Land Block.
b) Two wells per year for the last two years of the "Exploration Phase", both wells to be drilled on the Corporation's Eastern Land Block.

The Corporation has adopted a corporate strategy of seeking out and identifying joint venture partners to share in or absorb the capital cost of the above drilling commitments. If no joint venture partners can be identified for these drilling commitments, the Corporation will be obligated to incur such costs and such costs could be substantial. Recent capital costs for drilling in the immediate area of the Corporation's assets have ranged from USD $100,000 to $200,000 per well for depths ranging from 2,000 to 2,500 feet.

Under the terms of the Amended K2/Blackfeet Agreement, the Corporation is also obligated to pay a US $3.00 per acre annual rental commencing in year two of the five year Exploration Phase for the additional 100,000 tribal mineral acres under the Amended Agreement.

In April, 2004 the Corporation received an invoice of U.S. $450,000 from the United States Bureau of Indian Affairs ("BIA") relating to an annual land rental said by the BIA to be payable under the Corporation's original 1997 K2/Blackfeet Agreement. While the Corporation believes that the only required payment is that which is expressly stated in the Amended Agreement, K2 has verbally agreed to pay the US $450,000 annual land rental upon execution of a mutually acceptable agreement clarifying certain issues and events as outlined in the note 13 of the financial statements.

Following the completion of the drilling obligations and the expiration of the five year "Exploration Phase", the Corporation will become obligated to pay an annual rental of US $2.00 per acre commencing on the first anniversary date of the expiration of the respective "Exploration Phases" for any of the exploration acreage covered under the Amended Agreement that has been converted to leasehold interests by the Corporation, except for those leases that are held by oil and gas production from the property.

In the event that the Corporation fails to comply with its obligations as outlined above, particularly its drilling obligations, it could be required within five days of receipt of written notification from the Blackfeet Tribe of the Corporation's failure to comply, to surrender and relinquish all of the subject lands outside of the spacing units established for any producing or capable of producing wells that were drilled and completed prior to the failure of the Corporation to timely comply with the well obligations. The Corporation may, however, make requests for extensions to its drilling commitments provided that said extensions shall not exceed one year and the request is not unreasonable. The Blackfeet Tribe may not unreasonably withhold its consent to the

Corporation's requests for extensions provided that requests are not made based on economic or financial need or necessity.

In the event of certain commercial gas discoveries, the Corporation and/or its joint venture partner(s) may be required to incur considerable costs associated with the construction of pipelines and related gathering and production facilities. The Corporation's calculated maximum distance to an existing gas sales line is 22 miles in the Eastern Land Block and 18 miles in the Western Land Block. This disclosure should be directly in the AIF as well.

The above referenced capital requirements are significant due to its contractual obligations under its agreement with the Blackfeet Tribe. The Corporation plans to meet its exploration and development expenditures and overhead costs through the raising of additional debt or equity financing and/or the completion of joint venture partnerships with third parties.

b) Miller Litigation Settlement

In May 2003, the Corporation entered into a settlement agreement with Miller Exploration Corporation, for the complete dismissal and discharge of reciprocal lawsuits filed in Blackfeet Tribal Court in Browning, Montana. Within the settlement, Miller and K2 resolved all matters between themselves on the basis of a) dismissal of the above mentioned pending tribal lawsuits, b) termination of the K2-Miller Exploration and Development Agreement dated June 17, 1998, and c) a mutual release of claims for all alleged acts or omissions of the other party prior to the date of the mutual release agreement. No further consideration on the part of either party was conveyed. Also, as part of the settlement, Miller has released all claims to the K2/Blackfeet Indian Mineral Development Agreement, and correspondingly, K2 has acknowledged no interest in the Miller/Blackfeet Indian Mineral Development Agreement.

## OUTLOOK

The Corporation remains optimistic regarding the future oil and gas prospects it has identified on its properties in northern Montana. The shift in Corporate strategy has resulted in the establishment of the Corporation's first significant joint venture with a strong industry partner.

Technical studies continue to develop additional oil and gas prospects for discussion with additional potential joint venture partners. Several attractive prospects on both the Corporation's eastern and western land blocks show solid technical merit for discussing exploration drilling with various potential partners. With the shift in strategy, it is the objective of the Corporation to progressively accelerate exploration drilling and, with any successful exploration efforts, embark into development drilling and commercial production of oil and or gas reserves. In addition, the increased exploration activity across the Corporation's properties could result in increased land valuations.

It is the opinion of the Corporation's Board of Directors and senior management that the strategy it has adopted provides the Corporation, its shareholders and the Blackfeet Tribe the best approach to exploration and development of the lands held under the K2/Blackfeet IMDA.

The Corporation will continue to work towards the establishment of strategic joint ventures and the prudent execution of exploration and development activities on its properties within the Blackfeet Indian Reservation.

## OTHER BUSINESS RISKS AND UNCERTAINTIES

This document contains statements about expected future events and/or financial results that are forward looking in nature and subject to substantial risks and uncertainties. The Corporation cautions the readers that actual performance will be affected by a number of factors, many of which are beyond its control, as many may respond to changes in economic and political circumstances around the world. These external factors beyond the Corporation's control may affect the marketability of oil and natural gas produced, industry conditions including changes in laws and regulations, changes income tax regulations, increased competition, fluctuations in commodity prices, interest rates, and variations in the Canadian/United States dollar exchange rate.

In addition, the Corporation is exposed to several risk inherent to the oil and gas exploration and production industry including, but not limited to:

- Finding and developing oil and natural gas reserves at economic costs;
- Production of oil and natural gas in commercial quantities; and
- Marketability of oil and natural gas produced.

The Corporation strives to mitigate these risks by effective and proactive management, employing qualified experienced staff and consultants in all areas of its operation, with careful regard for environmental and safety concerns.

The Corporation currently receives limited revenue from its U.S. oil and gas production and will need to raise additional capital and/or complete joint venture arrangements with third parties in order to fund the further development of its natural gas properties and ultimately achieve sufficient commercial oil and gas production to continue as a going concern.

In the event of certain commercial gas discoveries, the Corporation and/or its joint venture partner(s) may be required to incur considerable costs associated with the construction of pipelines and related gathering and production facilities. The Corporation's calculated maximum distance to an existing gas sales line is 22 miles in the Eastern Land Block and 18 miles in the Western Land Block.

Reference is hereby made to the Corporation's Annual Information Form filed on www.sedar.com for further Business Risks and Uncertainties.